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TABLE OF CONTENTS 3

As filed with the Securities and Exchange Commission on September 17, 2013

Registration No. 333-190851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CUBIST PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State of Incorporation)	3842 (Primary Standard Industrial Classification Code Number)	22-3192085 (I.R.S. Employer Identification No.)

65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael W. Bonney
Chief Executive Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Thomas J. DesRosier Senior Vice President, Chief Legal Officer, General Counsel and Secretary Cubist Pharmaceuticals, Inc. 65 Hayden Avenue Lexington, MA 02421 (781) 860-8660	Paul M. Kinsella Christopher D. Comeau Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement is declared effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2013

The information in this proxy statement/prospectus is not complete and may be changed. Cubist Pharmaceuticals, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Cubist Pharmaceuticals, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

September 17, 2013

Dear Stockholder:

           As previously announced, on July 30, 2013, Optimer Pharmaceuticals, Inc. (referred to as Optimer) entered into an Agreement and Plan of Merger (as it may be amended from time to time, referred to as the merger agreement) with Cubist Pharmaceuticals, Inc. (referred to as Cubist) and PDRS Corporation, a wholly owned subsidiary of Cubist (referred to as Merger Sub), under which Merger Sub will merge with and into Optimer (referred to as the merger), with Optimer surviving the merger as a wholly owned subsidiary of Cubist.

           If the merger agreement is adopted by Optimer stockholders and the merger is completed, for each share of Optimer common stock, par value $0.001 per share (referred to as Optimer common stock), that you hold (other than: (i) shares owned by Cubist, Merger Sub or any direct or indirect wholly owned subsidiary of Cubist (including any shares of preferred stock of Optimer, par value $0.001 per share); (ii) shares owned by Optimer and not held on behalf of third parties; and (iii) shares held by Optimer stockholders who have properly exercised appraisal rights with respect to such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (referred to as the DGCL, and the shares in clauses (i), (ii) and (iii) referred to, collectively, as excluded shares)), you will be entitled to receive:

  •
  $10.75 in cash, without interest; and

  •
  one contingent value right (referred to as a CVR) issued by Cubist.

           Each CVR will entitle the record holder thereof (referred to as a CVR holder) to receive a one-time cash payment of up to $5.00 per CVR under certain circumstances. CVR holders will receive (a) $3.00 per CVR if certain net sales of DIFICID® or other products containing fidaxomicin in the United States and Canada cumulatively exceed $250 million during the period from and including July 1, 2013 through and including December 31, 2015, but do not exceed $275 million for that same period, (b) $4.00 per CVR if such net sales cumulatively exceed $275 million, but do not exceed $300 million for the same period or (c) $5.00 per CVR if such net sales cumulatively exceed $300 million for the same period. The agreement under which the CVRs will be issued (referred to as the CVR agreement) will terminate on the earlier of (i) the mailing by the trustee to each CVR holder of the full amount of any such payment required to be paid under the terms of the CVR agreement and (ii) the date one year following the date of a milestone notice to be delivered by Cubist to the trustee pursuant to the terms of the CVR agreement, unless there is an ongoing audit pursuant to the terms of the CVR agreement, in which case the date of the completion of such audit.

           Optimer common stock is listed on The NASDAQ Global Select Market (referred to as Nasdaq) under the symbol "OPTR." Cubist common stock is listed on Nasdaq under the symbol "CBST." There is currently no public market for the CVRs. Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing on Nasdaq.

           The merger cannot be completed unless Optimer stockholders holding a majority of the outstanding shares of Optimer common stock as of the close of business on September 9, 2013 (referred to as the record date) vote in favor of the adoption of the merger agreement at the special meeting of Optimer stockholders to be held on October 23, 2013 (referred to as the special meeting). Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting.

           THE BOARD OF DIRECTORS OF OPTIMER (REFERRED TO AS THE OPTIMER BOARD) HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING BUT NOT LIMITED TO THE INTERIM FINANCING CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR TO AND IN THE BEST INTERESTS OF OPTIMER AND OPTIMER STOCKHOLDERS, APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AUTHORIZED AND APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING BUT NOT LIMITED TO THE INTERIM FINANCING CONTEMPLATED BY THE MERGER AGREEMENT, AND HAS RECOMMENDED THE ADOPTION OF THE MERGER AGREEMENT BY OPTIMER STOCKHOLDERS AT A MEETING OF OPTIMER STOCKHOLDERS DULY CALLED AND HELD FOR SUCH PURPOSES. THE OPTIMER BOARD MADE ITS DETERMINATION AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS AND AFTER CONSIDERING A NUMBER OF FACTORS. THE OPTIMER BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT, "FOR" THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES AND "FOR" THE APPROVAL, BY NON-BINDING, ADVISORY VOTE, OF CERTAIN COMPENSATION ARRANGEMENTS FOR OPTIMER'S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

           For a discussion of risk factors that you should consider in evaluating the transaction, see the section entitled, "Risk Factors" beginning on page 20 of the attached proxy statement/prospectus.

           We urge you to read the attached proxy statement/prospectus carefully and in its entirety.

Sincerely,
Henry A. McKinnell, Ph.D. Chairman of the Board and Chief Executive Officer

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ATTACHED PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ATTACHED PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The attached proxy statement/prospectus is dated September 17, 2013 and is first being mailed to Optimer stockholders on or about September 18, 2013.

Optimer Pharmaceuticals, Inc.
101 Hudson Street, Suite 3501
Jersey City, New Jersey 07302

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

        You are cordially invited to attend a special meeting of stockholders of Optimer Pharmaceuticals, Inc., a Delaware corporation. The special meeting will be held on October 23, 2013, at 1:00 p.m. Eastern time at the Westin Jersey City Newport, Enterprise Room, located at 479 Washington Boulevard, Jersey City, New Jersey 07310, for the following purposes:

  1.
  To consider and vote on the adoption of the Agreement and Plan of Merger, dated as of July 30, 2013, as it may be amended from time to time by and among Optimer, Cubist Pharmaceuticals, Inc., a Delaware corporation, and PDRS Corporation, a Delaware corporation and a wholly owned subsidiary of Cubist. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus. The merger agreement provides that Merger Sub will merge with and into Optimer, with Optimer surviving the merger as a wholly owned subsidiary of Cubist;

  2.
  To consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

  3.
  To consider and vote on a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger.

        The record date for the special meeting is September 9, 2013. Only stockholders of record at the close of business on September 9, 2013, are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person.

        Your vote is very important, regardless of the number of shares of Optimer common stock you own. The merger cannot be completed unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon. Even if you plan to attend the special meeting in person, Optimer requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of Optimer common stock will be represented at the special meeting if you are unable to attend. If you fail to return your proxy card, to submit your proxy by phone or the Internet or to attend the special meeting in person, your shares of Optimer common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

        The Optimer board has (i) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement, are fair to and in the best interests of Optimer and Optimer stockholders; (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement; and (iv) recommended the adoption of the merger agreement by Optimer stockholders at a meeting of Optimer stockholders duly called and held for such purposes. The Optimer board made its determination after consultation with its legal and financial advisors and consideration of a number of factors. The Optimer board recommends that you vote "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR" the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

        Only Optimer stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and Optimer's guests may attend the special meeting. To gain admittance, please bring your admission ticket with you to the special meeting and valid photo identification, such as a driver's license or passport. If your shares of Optimer common stock are held through a bank, brokerage firm or other nominee, please send proof of your ownership to Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302, and Optimer will send you an admission ticket. Alternatively, please bring to the special meeting proof of your beneficial ownership of shares of Optimer common stock. Acceptable proof could include an account statement showing that you owned shares of Optimer common stock on the record date, September 9, 2013. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meeting.

        Optimer stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares of Optimer common stock if they deliver a demand for appraisal before the vote is taken on the merger agreement and comply with all the requirements of Delaware law, which are summarized in the accompanying proxy statement/prospectus and reproduced in their entirety in Annex E to the accompanying proxy statement/prospectus.

        WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors,
Henry A. McKinnell, Ph.D. Chairman of the Board and Chief Executive Officer

Jersey City, New Jersey

Dated: September 17, 2013

REFERENCES TO ADDITIONAL INFORMATION

        The accompanying proxy statement/prospectus incorporates important business and financial information about Optimer and Cubist from other documents that Optimer and Cubist have filed with the U.S. Securities and Exchange Commission (referred to as the SEC), and that are included in or incorporated by reference into the accompanying proxy statement/prospectus. For a listing of documents incorporated by reference in the proxy statement/prospectus, please see the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus. This information is available for you to review at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC's website at www.sec.gov. You also can obtain those documents incorporated by reference in the proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.
101 Hudson Street	65 Hayden Avenue
Jersey City, NJ 07302	Lexington, Massachusetts 02421
Attention: Corporate Secretary	Attention: Investor Relations
Telephone Number: (201) 333-8819	Telephone Number: (781) 860-8660
www.optimerpharma.com	www.cubist.com

        In addition, you also may obtain additional copies of the proxy statement/prospectus or the documents incorporated by reference into the proxy statement/prospectus by contacting MacKenzie Partners, Inc., Optimer's proxy solicitor, at 1-800-322-2885 or via email at proxy@mackenziepartners.com. You will not be charged for any of these documents that you request.

        If you would like to request documents from Optimer, you must do so by October 21, 2013, in order to receive them before the special meeting.

i

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

        The following questions and answers are intended to address briefly some commonly asked questions regarding the merger, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as an Optimer stockholder. Please refer to the section entitled, "Summary" beginning on page 1 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

Q.
What is the proposed merger transaction and what effects will it have on Optimer?

A.
The proposed transaction is the acquisition of Optimer by Cubist pursuant to the merger agreement. If the merger agreement is adopted by Optimer stockholders and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into Optimer, with Optimer surviving the merger as a wholly owned subsidiary of Cubist. As a result of the merger, Optimer will become a subsidiary of Cubist and will no longer be a publicly held corporation. In addition, following the merger, Optimer common stock will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act), and Optimer will no longer file periodic reports with the SEC.

Q.
What will I receive if the merger is completed?

A.
Upon completion of the merger, you will be entitled to receive the per share merger consideration of: (i) $10.75 in cash, without interest, less any applicable withholding taxes; and (ii) one contingent value right, for each share of Optimer common stock that you own (together, referred to as the per share merger consideration), unless you have properly exercised and not withdrawn your appraisal rights under the DGCL with respect to such shares. For example, if you own 100 shares of Optimer common stock, you will receive $1,075.00 in cash, less any applicable withholding taxes, and 100 CVRs in exchange for your shares of Optimer common stock. You will not own any shares of capital stock in the surviving corporation. Please do NOT return your stock certificate(s) with your proxy.

Q.
What are the CVRs?

A.
The CVRs are contingent value rights to be issued by Cubist as part of the per share merger consideration to Optimer stockholders. Each CVR represents the right to receive a one-time cash payment of up to $5.00 as follows: CVR holders will receive (a) $3.00 per CVR if certain net sales of DIFICID and other products containing fidaxomicin in the United States and Canada cumulatively exceed $250 million during the period from and including July 1, 2013 through and including December 31, 2015, but do not exceed $275 million during that same period, (b) $4.00 per CVR if certain such net sales cumulatively exceed $275 million, but do not exceed $300 million for the same period or (c) $5.00 per CVR if certain such net sales cumulatively exceed $300 million for the same period. For a more detailed description of the CVRs, see the section entitled, "Description of the CVRs" beginning on page 100 of this proxy statement/prospectus.

Q.
Is interest payable with respect to the CVRs?

A.
Generally, no. Except in the limited circumstance where the CVR payment is due and has not been paid when due by Cubist (in which case, default interest accrues), no interest will accrue on the CVRs.

Q.
Is the CVR payment secured or guaranteed?

A.
No. The CVR payment is neither secured nor guaranteed. The CVR payment, if any becomes due, is an unsecured general obligation of Cubist and is not guaranteed by Cubist or any of its affiliates.

Q.
Can I sell the CVRs?

A.
Yes, so long as there is market demand for the CVRs. The CVRs are transferable (subject to applicable restrictions under securities laws) and are being registered with the SEC in connection with the merger pursuant to the registration statement of which this proxy statement/prospectus forms a part. Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the time at which the merger is completed (referred to as the effective time) and thereafter to cause such listing to be maintained for so long as any CVRs remain outstanding. There can be no guarantee, however, that the CVRs will be listed on Nasdaq or any other exchange and, if listed, there is no assurance that they will continue to satisfy the listing requirements of Nasdaq or that a trading market in the CVRs will develop or exist at any time. Furthermore, no prediction can be made regarding the liquidity of any such market or the prices at which the CVRs may trade at any point in time, if at all. A sale or exchange of a CVR would be a taxable transaction. See the section entitled, "Certain Material U.S. Federal Income Tax Consequences" beginning on page 116 of this proxy statement/prospectus for additional information.

Q.
How does the per share merger consideration compare to the market price of Optimer common stock prior to the announcement of the merger?

A.
When assuming that CVR holders receive the maximum $5.00 per CVR payment on a payment date of January 15, 2016, as implied by the forecasts of Optimer management, as well as the assumption made by J.P. Morgan Securities LLC (referred to as J.P. Morgan) and Centerview Partners LLC (referred to as Centerview) of a discount rate of 11%, which J.P. Morgan and Centerview then used to calculate the present value of a CVR of approximately $3.87 as of July 31, 2013, and the combined value, on a per share basis, of $14.62, representing the $10.75 per share cash consideration and the calculated present value of a CVR (referred to as the combined transaction value), the per share merger consideration represents: (i) a premium of approximately 36.4% to the closing price of Optimer common stock on February 26, 2013, the last trading day prior to the announcement that the Optimer board, together with Optimer senior management, would conduct a review of strategic and financial alternatives and (ii) a 10.0% premium to the closing price of Optimer common stock on July 30, 2013, the last trading day prior to the public announcement of the execution of the merger agreement. The cash portion of the per share merger, disregarding any potential CVR payments, consideration represents: (i) a premium of approximately 0.3% to the closing price of Optimer common stock on February 26, 2013, the last trading day prior to the announcement that the Optimer board, together with Optimer senior management, would conduct a review of strategic and financial alternatives; and (ii) a 19.1% discount to the closing price of Optimer common stock on July 30, 2013, the last trading day prior to the public announcement of the execution of the merger agreement.

Q.
How does the Optimer board recommend that I vote?

A.
The Optimer board recommends that you vote "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR" the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

v

Q.
When do you expect the merger to be completed?

A.
Optimer is working toward completing the merger as soon as possible. Assuming the satisfaction of certain closing conditions, including the adoption of the merger agreement by Optimer stockholders at the special meeting, Optimer anticipates that the merger will be completed within two business days after the date of the special meeting.

Q.
What happens if the merger is not completed?

A.
If the merger agreement is not adopted by Optimer stockholders or if the merger is not completed for any other reason, Optimer stockholders will not receive any cash payment or CVRs for their shares of Optimer common stock in connection with the merger. Instead, Optimer will remain an independent public company and Optimer common stock will continue to be listed and traded on Nasdaq, subject to Optimer's continued compliance with listing requirements. In addition, any shares of preferred stock issued by Optimer to Cubist may become convertible into shares of Optimer common stock and/or redeemable, and the Co-Promotion Agreement, dated as of April 5, 2011, as amended on July 30, 2013, between Optimer and Cubist (referred to as the co-promotion agreement), may be terminated. See the section entitled, "Description of the Non-Voting Senior Preferred Stock" beginning on page 109 of this proxy statement/prospectus. Under certain specified circumstances, Optimer may be required to pay to Cubist a fee with respect to the termination of the merger agreement, as described under the section entitled, "The Merger Agreement—Termination Fee" beginning on page 97 of this proxy statement/prospectus.

Q.
Is the merger expected to be taxable to me?

A.
Yes. The receipt of the per share merger consideration by a U.S. holder in exchange for Optimer common stock will be a taxable transaction for U.S. federal income tax purposes. We intend to treat the merger in a manner such that a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between: (i) the sum of the amount of cash received and the fair market value of the CVRs, determined on the date of the consummation of the merger; and (ii) such U.S. holder's adjusted tax basis in Optimer common stock surrendered pursuant to the merger. You should read the section entitled, "Certain Material U.S. Federal Income Tax Consequences" beginning on page 116 of this proxy statement/prospectus for a definition of "U.S. holder" and for a more detailed discussion of the U.S. federal income tax consequences of the merger. You should consult your tax advisor for a complete analysis of the effect of the merger on your federal, state and local and/or foreign taxes.

Q.
Why am I receiving this proxy statement/prospectus and proxy card or voting instruction form?

A.
You are receiving this proxy statement/prospectus and proxy card or voting instruction form because you own shares of Optimer common stock. This proxy statement/prospectus describes matters on which Optimer urges you to vote and is intended to assist you in deciding how to vote your shares of Optimer common stock with respect to such matters.

Q.
When and where is the special meeting?

A.
The special meeting will be held on October 23, 2013 at 1:00 p.m. Eastern time, at the Westin Jersey City Newport, Enterprise Room, 479 Washington Boulevard, Jersey City, New Jersey, 07310.

Q.
What am I being asked to vote on at the special meeting?

A.
You are being asked to consider and vote on (a) the adoption of the merger agreement, (b) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and

  (c) a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger.

Q.
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger?

A.
Under SEC rules, Optimer is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q.
What will happen if Optimer stockholders do not approve this merger-related compensation?

A.
Approval of the compensation that may be paid or become payable to Optimer's named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Optimer or the surviving corporation in the merger. If the merger is completed, the merger-related compensation may be paid to Optimer's named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Optimer stockholders do not approve by non-binding, advisory vote, the merger-related compensation.

Q.
What vote is required for Optimer stockholders to adopt the merger agreement?

A.
The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon. Because the affirmative vote required to adopt the merger agreement is based upon the total number of outstanding shares of Optimer common stock present in person or represented by proxy, if you fail to submit a proxy or vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

Q.
What vote of Optimer stockholders is required to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies?

A.
Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting, whether or not a quorum is present. A vote to abstain will have the same effect as a vote "AGAINST" this proposal. If you fail to submit a proxy or to vote in person at the special meeting or if your shares of Optimer common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Optimer common stock, your shares of Optimer common stock will not be voted, but this will not have an effect on the proposal to adjourn the special meeting.

Q.
What vote of Optimer stockholders is required to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger?

A.
Approval of the merger-related executive compensation, on a non-binding, advisory basis, requires the affirmative vote of holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting. A vote to abstain will have the same effect as a vote "AGAINST" this proposal. If you fail to submit a proxy or to vote in person at the special meeting or if your shares of Optimer common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Optimer common stock, your shares of Optimer common stock will not be voted, but this will not have an effect on the proposal to approve the merger-related executive compensation. See the section entitled, "Information About the Special Meeting—Record Date and Quorum" beginning on page 30 of this proxy statement/prospectus.

Q.
Do any of Optimer's directors or officers have interests in the merger that may differ from or be in addition to my interests as a stockholder?

A.
Yes. In considering the recommendation of the Optimer board with respect to the adoption of the merger agreement (referred to as the Optimer recommendation), you should be aware that Optimer's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Optimer stockholders generally. These include Optimer stock-based and cash incentive awards that will vest and become payable at maximum levels as a result of the merger, cash severance payments and benefits that may become payable in connection with the merger and indemnification and insurance arrangements. The Optimer board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by Optimer stockholders. See the section entitled, "The Merger—Interests of Directors and Executive Officers of Optimer in the Merger" beginning on page 67 of this proxy statement/prospectus and "Advisory Vote on Merger-related Compensation for Optimer's Named Executive Officers" beginning on page 112 of this proxy statement/prospectus.

Q.
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A.
If your shares are registered directly in your name with Optimer's transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, grant your voting directly to Optimer or to a third party or to vote in person at the special meeting.

  If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a "legal proxy" from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q.
If my shares of Optimer common stock are held in "street name" by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of Optimer common stock for me?

A.
Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Optimer common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Optimer common stock. In accordance with the rules of Nasdaq, banks, brokerage firms and other nominees who hold shares of Optimer common stock in street name for their customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the merger proposal, the proposal to adjourn the special meeting and the proposal to approve the merger-related executive compensation. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares (referred to as a broker non-vote). The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote "AGAINST" the adoption of the merger agreement, and will not have an effect on the proposal to adjourn the special meeting or on the proposal to approve the merger-related executive compensation.

Q.
Who can vote at the special meeting?

A.
All of the holders of record of Optimer common stock as of the close of business on September 9, 2013, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting. Each holder of Optimer common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Optimer common stock that such holder owned as of the record date.

Q.
How many votes do I have?

A.
You are entitled to one vote for each share of Optimer common stock held of record as of the record date, September 9, 2013. As of the close of business on the record date, there were 49,208,415 outstanding shares of Optimer common stock.

Q.
What is a quorum?

A.
A majority of the shares of Optimer common stock issued and outstanding at the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for the purposes of the special meeting. Votes to abstain are counted as present for the purpose of determining whether a quorum is present. If you hold shares of Optimer common stock in "street name" and you provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares or obtain a legal proxy from such bank, brokerage firm or other nominee to vote your shares in person at the special meeting, then your shares will be counted as part of the quorum.

Q.
How do I vote?

A.
Stockholder of Record.    If you are a stockholder of record, you may have your shares of Optimer common stock voted on matters presented at the special meeting in any of the following ways:

•
by proxy—stockholders of record have a choice of voting by proxy:

•
by telephone or over the Internet, by accessing the telephone number or website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•
by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•
in person—you may attend the special meeting and cast your vote there.

Beneficial Owner.    If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Q.
How can I change or revoke my vote?

A.
You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by giving written notice of revocation to Optimer's Corporate Secretary, which must be filed with the Corporate Secretary by the time the special meeting begins or by attending the special meeting and voting in person. Written notice of revocation should be mailed to: Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302.

Q.
What is a proxy?

A.
A proxy is your legal designation of another person to vote your shares of Optimer common stock (referred to as a proxy). The written document describing the matters to be considered and voted on at the special meeting is referred to as this proxy statement/prospectus. The document used to designate a proxy to vote your shares of Optimer common stock is referred to as a proxy card.

Q.
If a stockholder gives a proxy, how are the shares of Optimer common stock voted?

A.
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Optimer common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Optimer common stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the special meeting.

  If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR" the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

Q.
How are votes counted?

A.
For the adoption of the merger agreement, you may vote "FOR", "AGAINST" or "ABSTAIN". Votes to abstain and broker non-votes will have the same effect as votes "AGAINST" the adoption of the merger agreement.

  For the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement, you may vote "FOR", "AGAINST" or "ABSTAIN". A vote to abstain will have the same effect as if you voted "AGAINST" the proposal, but broker non-votes will not have an effect on the proposal.

  For the proposal to approve, by non-binding, advisory vote, the merger-related executive compensation, you may vote "FOR", "AGAINST" or "ABSTAIN". A vote to abstain will have the same effect as if you voted "AGAINST" the proposal, but broker non-votes will not have an effect on the proposal.

x

Q.
What do I do if I receive more than one proxy or set of voting instructions?

A.
If you hold shares of Optimer common stock in "street name" and also directly as a record holder or otherwise, you may receive more than one proxy and/or set of voting instructions relating to the special meeting. Please vote each proxy or voting instruction card in accordance with the instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Optimer common stock are voted.

Q.
What happens if I sell my shares of Optimer common stock before the special meeting?

A.
The record date for Optimer stockholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the consummation of the merger. If you transfer your shares of Optimer common stock after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies Optimer in writing of such special arrangements, you will retain your right to vote such shares at the special meeting but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares.

Q.
What happens if I sell my shares of Optimer common stock after the special meeting but before the effective time of the merger?

A.
If you transfer your shares after the special meeting but before the effective time of the merger, you will have transferred the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares of Optimer common stock through completion of the merger.

Q.
Who will solicit and pay the cost of soliciting proxies?

A.
Optimer has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting. Optimer estimates that it will pay MacKenzie Partners, Inc. a fee not to exceed $35,000. Optimer has agreed to reimburse MacKenzie Partners, Inc. for certain reasonable and documented out-of-pocket fees and expenses, including telephone charges, and also will indemnify MacKenzie Partners, Inc., its subsidiaries and their respective directors, officers, employees and agents against certain losses, claims, damages, liabilities or expenses. Optimer also may reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of Optimer common stock. Optimer's directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.
What do I need to do now?

A.
Even if you plan to attend the special meeting, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting. If you hold your shares of Optimer common stock in your own name as the stockholder of record, you may submit a proxy to have your shares of Optimer common stock voted at the special meeting in one of three ways: (i) completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; (ii) calling toll-free at the telephone number indicated on the enclosed proxy card; or (iii) using the Internet in accordance with the instructions set forth on the enclosed proxy card. If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

Q.
Should I send in my stock certificates now?

A.
No. If the merger agreement is adopted by Optimer stockholders, you will be sent a letter of transmittal within five business days after the effective time, describing how you may exchange your shares of Optimer common stock for the per share merger consideration. If your shares of Optimer common stock are held in "street name" through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your "street name" shares of Optimer common stock in exchange for the per share merger consideration. Please do NOT return your stock certificate(s) with your proxy.

Q.
Am I entitled to exercise appraisal rights under the DGCL instead of receiving the per share merger consideration for my shares of Optimer common stock?

A.
Yes. As a holder of Optimer common stock, you are entitled to exercise appraisal rights under the DGCL in connection with the merger if you take certain actions and meet certain conditions, including that you do not vote (in person or by proxy) in favor of the adoption of the merger agreement. See the section entitled, "Rights of Optimer Stockholders to Seek Appraisal" beginning on page 124 of this proxy statement/prospectus.

Q.
Who can help answer any other questions I might have?

A.
If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Optimer common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact MacKenzie Partners, Inc., Optimer's proxy solicitor, by calling toll-free at (800) 322-2885. Banks, brokerage firms and other nominees may call collect at (212) 929-5500.

SUMMARY

        The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as an Optimer stockholder. Accordingly, Optimer encourages you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

Market Price Information of Optimer Common Stock (Page 19)

        The closing price of Optimer common stock on Nasdaq on July 30, 2013, the last trading day prior to the public announcement of the execution of the merger agreement, was $13.29 per share. On September 16, 2013, the most recent practicable date before this proxy statement/prospectus was mailed to Optimer stockholders, the closing price for Optimer common stock on Nasdaq was $12.71 per share. You are encouraged to obtain current market quotations for Optimer common stock in connection with voting your shares of Optimer common stock.

Risk Factors (Page 20)

        In evaluating the merger and the CVRs, you should carefully review this proxy statement/prospectus and especially consider the factors discussed in the section entitled, "Risk Factors," which begins on page 20 of this proxy statement/prospectus.

Information About the Special Meeting (Page 30)

  Time, Place and Purpose of the Special Meeting (Page 30)

        The special meeting to consider and vote on the adoption of the merger agreement will be held on October 23, 2013, at 1:00 p.m. Eastern time, at the Westin Jersey City Newport, Enterprise Room, 479 Washington Boulevard, Jersey City, New Jersey 07310.

        At the special meeting, Optimer stockholders will be asked to adopt the merger agreement, to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting in favor of the adoption of the merger agreement and to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger.

  Record Date and Quorum (Page 30)

        You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of Optimer common stock at the close of business on September 9, 2013, which Optimer has set as the record date for the special meeting. On the record date, there were 49,208,415 shares of Optimer common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of Optimer common stock that you owned on the record date.

        A majority of the shares of Optimer common stock outstanding at the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for the purposes of the special meeting. Shares of Optimer common stock represented at the special meeting but not voted, including shares of Optimer common stock for which a stockholder directs an "abstention" from voting, will be counted for purposes of determining a quorum. Under the rules of Nasdaq, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the adoption of the merger agreement, the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and the proposal to approve, by non-binding advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger. As a result, absent specific instructions from the beneficial owner of such shares of Optimer common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of Optimer common stock on non-routine matters. A quorum is necessary to transact business at the special meeting. Once a share of Optimer common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be determined. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

  Vote Required (Page 31)

        The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon. Votes to abstain will not be counted as votes cast in favor of the adoption of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or if you vote to abstain, it will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

        The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting, whether or not a quorum is present. For purposes of this proposal, if your shares of Optimer common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal, this will have the same effect as if you voted "AGAINST" approval of the proposal. If you fail to submit a proxy or to vote in person at the special meeting, or there are broker non-votes on the issue, as applicable, the shares of Optimer common stock held by you or your bank, brokerage firm or other nominee will not be counted in respect of, and will not have an effect on, the proposal to adjourn the special meeting.

        The proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting. For purposes of this proposal, if your shares of Optimer common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal, this will have the same effect as if you voted "AGAINST" approval of the proposal. If you fail to submit a proxy or to vote in person at the special meeting, or there are broker non-votes on the issue, as applicable, the shares of Optimer common stock held by you or your bank, brokerage firm or other nominee are not counted for any purpose in determining whether the proposal to approve the merger-related executive compensation has been approved.

        As of September 9, 2013, the record date, the directors and executive officers of Optimer beneficially owned and were entitled to vote, in the aggregate, 1,599,880 shares of Optimer common stock (not including any shares of Optimer common stock deliverable upon the vesting of any equity awards or restricted stock units, or the exercise of any options), representing 3.3 percent of the outstanding shares of Optimer common stock. The directors and executive officers of Optimer (other than Dr. Michael Chang, who has informed Optimer that he has not decided how to vote his shares of Optimer common stock) have informed Optimer that they currently intend to vote all such shares of Optimer common stock "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR" the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

  Proxies and Revocation (Page 33)

        Any stockholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of Optimer common stock are held in "street name" through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of Optimer common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions, as applicable, your shares of Optimer common stock will not be voted on the adoption of the merger agreement, which will have the same effect as a vote "AGAINST" the adoption of the merger agreement, and your shares of Optimer common stock will not have an effect on the proposal to adjourn the special meeting or on the proposal to approve the merger-related executive compensation.

        You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by giving written notice of revocation to Optimer's Corporate Secretary, which must be filed with the Corporate Secretary by the time the special meeting begins, or by attending the special meeting and voting in person. Written notice of revocation should be mailed to: Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302.

The Parties to the Merger (Page 36)

  Cubist Pharmaceuticals, Inc.

  65 Hayden Avenue
  Lexington, MA 02421
  (781) 860-8660

        Cubist Pharmaceuticals, Inc., a Delaware corporation, is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. Such products and product candidates of Cubist are used, or are being developed to be used, in hospitals and other acute care settings, including home infusion and hospital outpatient clinics. Cubist common stock is listed on Nasdaq under the symbol "CBST."

  Optimer Pharmaceuticals, Inc.

  101 Hudson Street, Suite 3501
  Jersey City, New Jersey 07302
  (201) 333-8819

        Optimer Pharmaceuticals, Inc., a Delaware corporation, is a global biopharmaceutical company currently focused on commercializing its antibiotic product DIFICID (fidaxomicin) tablets in the United States and Canada, and developing other fidaxomicin products in the United States and worldwide, both independently and in conjunction with Optimer's partners and licensees. DIFICID, a macrolide antibacterial drug, was approved by the U.S. Food and Drug Administration on May 27, 2011, for the treatment of Clostridium difficile-associated diarrhea, or CDAD, in adults 18 years of age and older. Fidaxomicin also has received marketing authorization in other jurisdictions, including the European Union, where it is marketed under the trade name DIFICLIR™ by Optimer's licensee,

Astellas Pharma Europe. CDAD is the most common symptom of Clostridium difficile infection, or CDI. Optimer common stock is listed on Nasdaq under the symbol "OPTR."

  PDRS Corporation

  65 Hayden Avenue
  Lexington, MA 02421
  (781) 860-8660

        PDRS Corporation, a Delaware corporation, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Optimer, Merger Sub's separate existence will cease and Optimer will survive as a wholly owned subsidiary of Cubist.

The Merger (Page 38)

  Merger Consideration (Page 38)

        In the merger, each outstanding share of Optimer common stock (other than excluded shares) will be converted into the right to receive both: (i) an amount in cash equal to $10.75, without interest, less any applicable withholding taxes; and (ii) one CVR.

  Reasons for the Merger (Page 49)

        After careful consideration of various factors described in the section entitled, "The Merger—Reasons for the Merger; Optimer's Reasons for the Merger" beginning on page 49 of this proxy statement/prospectus, the Optimer board, at a meeting held on July 30, 2013: (i) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement, are fair to and in the best interests of Optimer and Optimer stockholders; (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement; and (iv) recommended the adoption of the merger agreement by Optimer stockholders at a meeting of Optimer stockholders duly called and held for such purposes.

  Opinions of Optimer's Financial Advisors (Page 57)

        Optimer retained J.P. Morgan and Centerview to act as its financial advisors in connection with the merger. At the meeting of the Optimer board on July 30, 2013, each of J.P. Morgan and Centerview rendered its oral opinion to the Optimer board that, as of such date and based upon and subject to the factors and assumptions set forth in its respective opinion, the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. The oral opinions were subsequently confirmed in writing by delivery of J.P. Morgan's and Centerview's written opinions dated the same date.

        The full text of the written opinions of J.P. Morgan and Centerview, dated July 30, 2013, each of which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan or Centerview, as applicable, in rendering its opinion, is attached as Annex C and Annex D, respectively, to this proxy statement/prospectus and is incorporated herein by reference. Optimer stockholders are urged to read each opinion in its entirety. Each of the written opinions of J.P. Morgan and Centerview is addressed to the Optimer board, is directed only to the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the proposed merger as of the date of the opinion and does not constitute a recommendation to any Optimer stockholder as to how such stockholder should vote at the special meeting. For additional information relating to J.P. Morgan's opinion, see the section entitled, "The Merger—Opinions of Optimer's Financial Advisors—Opinion of J.P. Morgan" beginning on page 57 of this proxy statement/prospectus and Annex C to this proxy statement/prospectus. For additional information relating to Centerview's opinion, see the section entitled, "The Merger—Opinions of Optimer's Financial Advisors—Opinion of Centerview" beginning on page 59 of this proxy statement/prospectus and Annex D to this proxy statement/prospectus.

  Financing of the Merger (Page 66)

        On September 10, 2013, Cubist issued $800 million aggregate principal amount of convertible senior unsecured notes in two series, with one series consisting of $350.0 million aggregate principal amount of 1.125% Convertible Senior Notes due 2018 (referred to as the 2018 notes) and the other series consisting of $450.0 million aggregate principal amount of 1.875% Convertible Senior Notes due 2020 (referred to as the 2020 notes, and together with the 2018 notes, the convertible senior notes). Cubist will use a portion of the net proceeds from the issuances of the convertible senior notes to fund the closing payments required to complete the merger. For additional information, see the section entitled, "The Merger—Financing of the Merger," beginning on page 66 of this proxy statement/prospectus.

  Interests of Directors and Executive Officers of Optimer in the Merger (Page 67)

        In considering the Optimer recommendation, Optimer stockholders should be aware that Optimer's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other Optimer stockholders. These include Optimer stock-based and cash incentive awards that will vest and become payable at maximum levels as a result of the merger, cash severance payments and benefits that may become payable in connection with the merger and indemnification and insurance arrangements. For additional information relating to these interests, see the sections entitled, "The Merger—Interests of Directors and Executive Officers of Optimer in the Merger," beginning on page 67 of this proxy statement/prospectus, and "Advisory Vote on Merger-related Compensation for Optimer's Named Executive Officers," beginning on page 112 of this proxy statement/prospectus.

  Regulatory Approvals (Page 71)

        To complete the merger, the parties must make filings with United States antitrust authorities. Under the terms of the merger agreement, the merger cannot be completed until any waiting period (or extensions thereof) applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the HSR Act), or any similar foreign antitrust or competition law, has expired or been terminated or, where applicable, approval has been obtained under any such applicable laws. Optimer and Cubist each believe that no foreign antitrust or competition law approval is required to consummate the merger.

        On August 13, 2013, Optimer and Cubist filed notification of the proposed merger with the Federal Trade Commission (referred to as the FTC) and the Department of Justice (referred to as the DOJ) under the HSR Act. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on September 12, 2013, without any action having been taken by the FTC or the DOJ.

   Litigation Related to the Merger (Page 72)

        On August 1, 2013, the first of several virtually identical putative stockholder class action complaints related to the merger was filed. Each of the lawsuits names Optimer, Optimer's directors, Cubist and/or Merger Sub as defendants. The lawsuits have been filed in the Court of Chancery of the State of Delaware and the Superior Court of the State of New Jersey. On September 12, 2013, the New Jersey court entered an order consolidating those actions and appointing a lead plaintiff. On September 13, 2013, the Delaware court separately entered an order consolidating those actions and appointing a lead plaintiff. After the plaintiffs in the Delaware and New Jersey actions reached an agreement to coordinate certain pre-trial proceedings, on September 13, 2013, the parties entered into a stipulation in the New Jersey action providing for limited, expedited discovery and a schedule for the filing of any motion seeking a preliminary injunction in advance of an October 15, 2013 hearing date.

        The complaints generally allege, among other things: that the per share merger consideration agreed to in the merger agreement is inadequate, unfair to Optimer stockholders and undervalues Optimer; that Optimer's directors breached their fiduciary duties by failing to maximize stockholder value, conducting an unfair sales process and approving the merger agreement (including by agreeing to deal protection provisions in the merger agreement that allegedly may inhibit other bidders from making a superior offer); and that those breaches were aided and abetted by Optimer, Cubist and/or Merger Sub. The complaints generally seek, among other things, equitable relief to enjoin Optimer and Cubist from consummating the merger on the agreed-upon terms and an award of attorneys' fees. On August 30, 2013, one of the New Jersey plaintiffs filed an amended complaint that added an allegation that Optimer's disclosure contained in the preliminary version of this proxy statement/prospectus failed to disclose all material information to Optimer stockholders. The defendants deny any wrongdoing in connection with the merger and plan to vigorously defend against all pending claims.

The Merger Agreement (Page 73)

        Treatment of Optimer Common Stock, Stock Options and Other Stock-based Awards (Page 74)

  •
  Common Stock.  At the effective time, each share of Optimer common stock issued and outstanding immediately prior thereto (other than excluded shares) will be converted into the right to receive both: (1) $10.75 in cash, without interest and less any applicable withholding taxes; and (2) one CVR, issued by Cubist subject to and in accordance with the CVR agreement.

  •
  Stock Options.  At the effective time, each then-outstanding option to purchase Optimer common stock granted under Optimer's stock plans, whether vested or unvested, will be converted into the right of the holder to receive, as soon as reasonably practicable after the effective time, an amount in cash with respect to each share of Optimer common stock subject to the option equal to the excess, if any, of the last reported sale price of a share of Optimer common stock on Nasdaq on the last day prior to the effective time over such option's per share exercise price, less any withholding taxes. In the case of any option that remained subject to performance goals as of the date of the merger agreement, such performance goals will be deemed to have been met such that the maximum number of shares of Optimer common stock subject to the option are earned and included in the payment set forth in the immediately preceding sentence.

  •
  Other Optimer Awards under Optimer's Stock Plans or Benefits Plans.  At the effective time, each right of any kind, whether contingent or accrued, vested or unvested, to acquire or receive shares of Optimer common stock or benefits measured by the value of Optimer common stock, and each award of any kind consisting of shares of Optimer common stock that may be held, awarded, outstanding, payable or reserved for issuance under Optimer's stock plans or any other Optimer benefit plan (other than awards of options) will vest (to the extent not previously vested) and be converted into the right of the holder to receive, as soon as practicable after the effective time, the per share merger consideration with respect to each share of Optimer common stock subject to the award, less any withholding taxes. In the case of any such award that remained subject to performance goals as of the date of the merger agreement, such performance goals will be deemed to have been met such that the maximum number of shares of Optimer common stock subject to the award are earned and included in the payment set forth in the immediately preceding sentence.

  •
  Employee Stock Purchase Plan.  Optimer will take all actions necessary to: (i) cause the Employee Stock Purchase Plan, as amended (referred to as the ESPP), not to commence any new offering period to purchase shares of Optimer common stock after July 30, 2013; (ii) provide that only participants in the ESPP as of July 30, 2013, may continue to participate in the ESPP for the remainder of the current offering period; (iii) provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase shares of Optimer common stock under the ESPP for the remainder of the current offering period; and (iv) cause the ESPP to terminate as of the close of business on the day immediately prior to the effective time.

  Solicitation of Acquisition Proposals (Page 84)

        Optimer has agreed that it, its subsidiaries and its and its subsidiaries' officers and directors will not, and Optimer will instruct and use its best efforts to cause its and its subsidiaries' employees, investment bankers, attorneys, accountants and other advisors not to, directly or indirectly, initiate, knowingly facilitate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal, or engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or make available any non-public information or data to any person relating to Optimer or any of its subsidiaries relating to, or that would reasonably be expected to lead to, any acquisition proposal. Notwithstanding these restrictions, under certain circumstances, Optimer may, at any time prior to the adoption of the merger agreement by Optimer stockholders, provide information in response to a request therefor by a person who has made a written acquisition proposal for the acquisition of more than 50% of Optimer's assets (on a consolidated basis) or total voting power of Optimer's equity securities, or engage in discussions or negotiations with such person, and ascertain facts from a party making such acquisition proposal for the purpose of informing the Optimer board about the acquisition proposal and the party making such acquisition proposal. At any time prior to the date on which the merger agreement is adopted by Optimer stockholders, Optimer may terminate the merger agreement if the Optimer board determines in good faith after consultation with its outside legal counsel and financial advisor that an acquisition proposal constitutes a superior proposal and the Optimer board determines in good faith after consultation with its outside legal counsel that failure to so terminate the merger agreement would be inconsistent with its fiduciary duties under applicable law. Under such circumstances, Optimer may enter into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (referred to as an alternative acquisition agreement) concerning the superior proposal, so long as Optimer complies with certain terms of the merger agreement, including negotiating to make adjustments in the terms and conditions of the merger agreement with Cubist (to the extent Cubist desires to negotiate) for a period of 100 hours (or a shorter period under certain circumstances) prior to such action and paying a termination fee to Cubist. See the sections entitled, "The Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 84 of this proxy statement/prospectus and "The Merger Agreement—Termination Fee" beginning on page 97 of this proxy statement/prospectus.

  Interim Financing of Optimer (Page 91)

        Cubist and Optimer have agreed to implement, and take, in good faith, all reasonably necessary actions to implement, the terms of the interim financing that Cubist has agreed to provide Optimer during the pendency of the merger, in accordance with terms set forth on Exhibit C to the merger agreement. Pursuant to such terms, on a quarterly basis during the pendency of the merger, commencing on September 15, 2013, Optimer agreed to issue to Cubist $25 million of non-voting senior preferred stock (referred to as non-voting senior preferred stock) in exchange for cash consideration payable to Optimer, up to a potential total of $75 million. With respect to such interim financing, on September 16, 2013, Cubist and Optimer entered into a Series A Convertible Preferred Stock Purchase Agreement (referred to as the preferred stock purchase agreement) pursuant to which Cubist purchased $25 million of Optimer's non-voting senior preferred stock. For additional information on the interim financing arrangement, see the section entitled, "The Merger Agreement—Interim Financing of Optimer," beginning on page 91 of this proxy statement/prospectus.

  Conditions to the Merger (Page 94)

        The respective obligations of Optimer, Cubist and Merger Sub to consummate the merger are subject to the satisfaction or waiver of certain customary conditions, including the adoption of the merger agreement by holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon, the absence of any legal prohibitions, the expiration or termination of certain regulatory waiting periods or, where applicable, receipt of certain regulatory approvals, the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the merger agreement. See the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus.

  Termination (Page 95)

        Cubist and Optimer may, by mutual written consent, terminate the merger agreement and abandon the merger and the other transactions contemplated by the merger agreement at any time prior to the effective time, whether before or after the adoption of the merger agreement by Optimer stockholders.

        The merger agreement also may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time as follows:

  •
  by action of either the Cubist board or the Optimer board, if:

  •
  the merger has not been consummated on or before January 30, 2014, which is the outside date specified in the merger agreement (as it be extended as described below); provided, however, that if Cubist or Optimer determines that additional time is necessary to satisfy the condition to closing that relates to the termination or expiration any waiting periods (and any extensions thereof) or required approvals, applicable to the consummation of the merger or the other transactions contemplated by the merger agreement under the HSR Act or any similar foreign antitrust or competition laws, Optimer or Cubist may extend the outside date to a date not beyond April 30, 2014; provided, further, that the right to terminate the merger agreement pursuant to this bullet will not be available to any party to the merger agreement that has breached its obligations under the merger agreement in any manner that will have proximately contributed to the failure of the closing of the merger to have occurred prior to the outside date;

  •
  an order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger has become final and non-appealable; provided that the right to terminate the merger agreement pursuant to this bullet will not be available to any party that has breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the existence of any such order; or

    •
    Optimer stockholders have not duly adopted the merger agreement at the special meeting or any adjournment or postponement of such meeting.

  •
  by Optimer, if:

  •
  at any time prior to the closing of the merger if there has been a breach of any representation, warranty, covenant or agreement made by Cubist or Merger Sub in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach or failure to perform has had, or would reasonably be expected to have, a Cubist material adverse effect and is not curable, or if curable, is not cured by the earlier of (i) thirty calendar days after written notice thereof is given by Optimer to Cubist and (ii) the outside date (where a Cubist material adverse effect means any failure to be duly organized, qualified or in good standing, or any failure to have such corporate power and authority, that would, individually or in the aggregate, be reasonably likely to prevent or materially impede or delay the ability of Cubist and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement); or

  •
  at any time prior to the special meeting if Optimer has received a superior proposal, which, after giving effect to all of the adjustments that may be offered by Cubist, the Optimer board determines in good faith (after consultation with its financial advisor) that such superior proposal continues to constitute a superior proposal, provided that Optimer has not violated or breached certain of its covenants, including those relating to non-solicitation of acquisition proposals, a change of recommendation and certain notice or other requirements relating to acquisition proposals (referred to as an alternative acquisition proposal termination event).

  •
  by Cubist, at any time prior to the effective time, if:

  •
  the Optimer board: (i) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify in a manner adverse to Cubist, the Optimer recommendation; (ii) other than as set forth in clause (iv) below, fails to reaffirm the Optimer recommendation within ten business days of a written request by Cubist to do so or, if earlier, the later of two business days prior to the special meeting or five business days after the public announcement of any acquisition proposal or other event material to the Optimer recommendation; (iii) approves, adopts or recommends, or proposes to approve, adopt, or recommend, any acquisition proposal; or (iv) in the event of a tender offer or exchange offer for any outstanding shares, fails to recommend against the acceptance of such tender or exchange offer for outstanding shares of Optimer within ten business days of the commencement thereof pursuant to Rule 14d-2 under the Exchange Act (referred to as a change of recommendation termination event);

  •
  the Optimer board fails to reaffirm the Optimer recommendation within ten business days after receipt of any written request to do so from Cubist or, if earlier, the later of two business days prior to the special meeting or five business days after the public announcement of any acquisition proposal or other event material to the Optimer recommendation (referred to as a failure to reaffirm termination event); or

  •
  there has been a breach of a representation, warranty, covenant or agreement made by Optimer in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach or failure to perform would cause any condition to the closing of the merger not to be satisfied and is not curable or, if curable, is not cured within the earlier of (i) thirty calendar days after written notice thereof is given by Cubist to Optimer and (ii) the outside date (referred to as an Optimer breach termination event).

  Termination Fee (Page 97)

        Except for the termination fee described below, all costs and expenses incurred by the parties to the merger agreement in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is completed. Optimer is required to pay Cubist a termination fee of $18 million in the event that:

  •
  the merger agreement is terminated by Optimer pursuant to an alternative acquisition proposal termination event;

  •
  the merger agreement is terminated by Cubist pursuant to a change of recommendation termination event;

  •
  the merger agreement is terminated by Cubist pursuant to a failure to reaffirm termination event; or

  •
  each of the following three events occurs:

  •
  prior to the adoption of the merger agreement by Optimer stockholders, the merger agreement is terminated by Optimer or Cubist due to Optimer stockholders not having adopted the merger agreement or by Cubist due to an Optimer breach termination event;

  •
  there is an acquisition proposal made after the date of the merger agreement but prior to such termination and such acquisition proposal is not publicly withdrawn prior to such termination; and

  •
  within 12 months after such termination, Optimer consummates a transaction contemplated by any acquisition proposal, provided that for purposes of the foregoing, the references to "15%" in the definition of acquisition proposal shall be deemed to be references to "50%".

        Cubist's receipt and acceptance of the termination fee will, subject to certain specific performance rights described below under the section entitled, "The Merger Agreement—Remedies" on page 98 of this proxy statement/prospectus, be the sole and exclusive remedy of Cubist and Merger Sub against Optimer and its directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives for any losses and damages suffered in connection with the merger agreement, the transactions contemplated thereunder or the failure of the merger or the other transactions contemplated in the merger agreement to be consummated; provided that if Cubist and Merger Sub fail to deliver written notice to Optimer accepting the termination fee within five business days of the date that Optimer delivers written notice to Cubist and Merger Sub of their opportunity to accept the termination fee, Cubist and Merger Sub shall not be entitled to receive the termination fee and, in such case, their sole remedy against Optimer and its representatives shall be damages from Optimer for any loss suffered as a direct result of any breach of the merger agreement by Optimer.

        In no event will Optimer be required to pay the termination fee to Cubist on more than one occasion. In the event Optimer fails to promptly pay any required termination fee and Cubist commences suit to collect such payment that results in a judgment against Optimer for the termination fee set forth in the merger agreement, Optimer will indemnify Cubist for its fees and expenses, including reasonable attorneys' fees and expenses, incurred in connection with such suit and pay interest on the amount of the payment due.

   Remedies (Page 98)

        In addition to any other available remedies, including the termination fee payable to Cubist upon the occurrence of certain events as described above under the section entitled, "The Merger Agreement—Termination Fee" on page 97 of this proxy statement/prospectus, each of the parties agrees not to oppose the granting of an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Description of the CVRs (Page 100)

        The rights of CVR holders will be governed by and subject to the terms and conditions of the CVR agreement, governed by Delaware law, to be entered into between Cubist and a trustee selected by Cubist and approved in advance by Optimer prior to the completion of the merger. The form of CVR agreement is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.

        Pursuant to the terms of the CVR agreement, a CVR holder is entitled to a cash payment of up to $5.00 per CVR from Cubist, conditioned upon the achievement of the cumulative net sales amounts described below in the United States and Canada as follows:

  •
  First Net Sales Milestone:  $3.00 in cash per CVR if the cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada exceed $250 million during the period from July 1, 2013, through December 31, 2015, but do not exceed $275 million during the same time period;

  •
  Second Net Sales Milestone:  $4.00 in cash per CVR if the cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada exceed $275 million during the period from July 1, 2013, through December 31, 2015, but do not exceed $300 million during the same time period; or

  •
  Third Net Sales Milestone:  $5.00 in cash per CVR if the cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada exceed $300 million during the period from July 1, 2013, through December 31, 2015.

        A CVR holder is only entitled to receive a payment in respect of one cumulative net sales milestone described above, if any. In no event will a payment in respect of such net sales milestone become payable on account of sales of DIFICID and other products containing fidaxomicin consummated after December 31, 2015.

        Cubist has agreed to, and has agreed to cause its controlled affiliates and any other assignees, and each of their respective controlled affiliates, licensees and sublicensees to, use diligent efforts to achieve the Third Net Sales Milestone as promptly as practicable prior to December 31, 2015. For purposes of the CVR agreement, the term "diligent efforts" is defined as, with respect to DIFICID and other products containing fidaxomicin, commercially reasonable efforts of a person to carry out its obligations in a diligent manner using such efforts and employing such resources as are normally used by such person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternate products in the marketplace or under development (other than any such product owned or licensed by Cubist, any of its assignees, and each of their respective controlled affiliates, licensees and sublicensees), the launch or sales of a generic or biosimilar product, the regulatory structure involved, and the profitability of the applicable product (including pricing and reimbursement status) and other relevant factors, including technical, commercial, legal, scientific and/or medical factors.

        On any date on or after January 1, 2015, if the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.25, within 30 days of such date, Cubist may elect to purchase all (but not less than all) of the outstanding CVRs at a cash price equal to 115% of the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the fifth trading day prior to the date of the notice of election to purchase.

        There are numerous risks associated with the CVRs, including whether any of the cumulative net sales milestones described above will be achieved to require payment under the CVR agreement, and there is no assurance any such milestone will be achieved. The CVRs will be freely transferable (subject to restrictions under applicable securities laws) and are being registered with the SEC in connection with the merger pursuant to the registration statement, of which this proxy statement/prospectus forms a part. Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time and thereafter to cause such listing to be maintained for so long as any CVRs remain outstanding. See the sections entitled, "Risk Factors" on page 20 of this proxy statement/prospectus, and "Description of the CVRs" on page 100 of this proxy statement/prospectus.

Description of the Non-Voting Senior Preferred Stock (Page 109)

        Pursuant to Optimer's amended and restated certificate of incorporation, Optimer is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, and the Optimer board has the authority, without further action by Optimer stockholders (subject to applicable law), to establish from time to time the number of shares to be included in each series of preferred stock, to fix the designations, voting powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock including, without limitation, the authority to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any such series. During the pendency of the merger, Cubist has agreed to provide Optimer with interim financing in accordance with the terms set forth on Exhibit C to the merger agreement. Pursuant to such terms, on a quarterly basis during the pendency of the merger, commencing on September 15, 2013, Optimer agreed to issue to Cubist $25 million of non-voting senior preferred stock in exchange for cash consideration payable to Optimer, up to a potential total of $75 million. With respect to such interim financing, on September 16, 2013, Cubist and Optimer entered into the preferred stock purchase agreement pursuant to which Cubist purchased $25 million of Optimer's non-voting senior preferred stock.

        The non-voting senior preferred stock carries no dividend. The liquidation preference of the non-voting senior preferred stock will be equal to the total cash consideration paid by Cubist to Optimer for shares of the non-voting senior preferred stock. In the event of a termination of the merger agreement due to a material breach thereof by Cubist, Optimer may redeem all, but not less than all, of the non-voting senior preferred stock at par value ($0.001 per share of non-voting senior preferred stock). If the merger agreement is terminated due to any other circumstance (or Optimer does not, in its sole discretion, elect to redeem the non-voting senior preferred stock as described above), beginning on the first anniversary of such termination, the non-voting senior preferred stock will be at any time and from time to time convertible at Cubist's election into Optimer common stock based on the average of the volume-weighted average price per common share of Optimer for each day during a ten consecutive trading day period ending on the day prior to the date of conversion (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). The conversion rights of Cubist are subject to limitations on the issuance of Optimer common stock in an amount that would require stockholder approval under the rules and regulations of Nasdaq and limitations under applicable antitrust or competition law. Furthermore, in no event will Cubist, upon conversion of the non-voting senior preferred stock, be entitled to hold directly or indirectly, collectively, greater than 5.00% of the total voting power of any class or series of securities of Optimer entitled to vote or provide their consent on any matter, except matters with respect to which holders of the non-voting senior preferred stock vote or provide their consent as a single class or series only.

        The non-voting senior preferred stock will be canceled for no consideration and will no longer be issued and outstanding shares of capital stock of Optimer if the merger contemplated by the merger agreement is consummated. The non-voting senior preferred stock will be redeemed in exchange for its aggregate liquidation preference in the event of a transaction resulting in a change of control of Optimer (other than the merger contemplated by the merger agreement) as a result of which a termination fee is paid to Cubist pursuant to the terms of the merger agreement or on an as-converted-into-common-stock basis based on the average of the volume-weighted average price per share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the announcement of any other such change of control of Optimer (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). Cubist has agreed to various restrictions on its ability to offer, sell or otherwise transfer the non-voting senior preferred stock and any Optimer common stock received upon conversion of the non-voting senior preferred stock, including that it will not transfer the non-voting senior preferred stock other than to one of its wholly owned subsidiaries and that it will not offer, sell or otherwise transfer any such common stock until the first anniversary of any termination of the merger agreement or to any person or group that would reasonably be expected to, after consummation of any such transaction, be required to file a beneficial ownership report on Schedule 13D in respect of Optimer.

        With respect to rights to payment of amounts payable upon liquidation, dissolution or winding up of Optimer, shares of the non-voting senior preferred stock rank senior to Optimer common stock. The non-voting senior preferred stock will have no voting rights except as required by law. See the section entitled, "Description of the Non-Voting Senior Preferred Stock" beginning on page 109 of this proxy statement/prospectus.

The Co-Promotion Agreement (Page 111)

        In April 2011, Optimer and Cubist entered into the co-promotion agreement pursuant to which Optimer engaged Cubist as its exclusive partner for the promotion of DIFICID in the United States. Under the terms of the co-promotion agreement, Optimer and Cubist agreed to co-promote DIFICID to physicians, hospitals, long-term care facilities and other healthcare institutions as well as jointly to provide medical affairs support for DIFICID.

        On July 30, 2013, Optimer and Cubist entered into an amendment to the co-promotion agreement, pursuant to which the parties agreed to extend the term of the co-promotion agreement in substantially its current form until July 31, 2014, subject to early termination by either party upon termination of the merger agreement. Under the amendment, Optimer will continue to pay a quarterly fee of $3.8 million to Cubist ($15.0 million per year) during the extension year and also will pay Cubist $3.1 million per quarter (up to $12.5 million in total) during the extension year if mutually agreed upon quarterly sales targets are achieved, as well as a portion of Optimer's gross profit derived from net sales above the specified annual target, if any. However, if the co-promotion agreement is terminated by either party upon the termination of the merger agreement, then the mutually agreed upon quarterly sales targets, and the quarterly fees payable to Cubist in respect thereof, for the quarter in which such termination occurs will be prorated for the number of days in such quarter for which the co-promotion agreement was in effect prior to such termination.

 Certain Material U.S. Federal Income Tax Consequences (Page 116)

        The exchange of shares of Optimer common stock for cash and CVRs pursuant to the merger will be a taxable transaction to Optimer stockholders for U.S. federal income tax purposes. We intend to treat the merger in a manner such that a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the merger in an amount equal to the difference between: (i) the sum of the amount of cash received and the fair market value of the CVRs, determined on the date of the consummation of the merger; and (ii) such U.S. holder's adjusted tax basis in Optimer common stock surrendered pursuant to the merger. You should read the section entitled, "Certain Material U.S. Federal Income Tax Consequences" beginning on page 116 of this proxy statement/prospectus for a definition of "U.S. holder" and a more detailed discussion of the U.S. federal income tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend, in part, on such stockholder's circumstances. Accordingly, Optimer urges you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Rights of Optimer Stockholders to Seek Appraisal (Page 124)

        Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to dissent from the merger, seek appraisal of your shares of Optimer common stock and receive payment in cash for the fair value of your shares of Optimer common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The "fair value" of your shares of Optimer common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the per share merger consideration that you are otherwise entitled to receive under the terms of the merger agreement.

        If you elect to demand appraisal of your shares of Optimer common stock, you must satisfy each of the following conditions: you must deliver to Optimer a written demand for appraisal of your shares of Optimer common stock before the vote is taken at the special meeting on the adoption of the merger agreement, which must reasonably inform Optimer of the identity of the holder of record of Optimer common stock and that the stockholder intends thereby to demand appraisal of his, her or its shares of Optimer common stock; and you must not vote or submit a proxy in favor of the adoption of the merger agreement. If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of Optimer common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Optimer common stock. See the section entitled, "Rights of Optimer Stockholders to Seek Appraisal" beginning on page 124 of this proxy statement/prospectus and the text of the Delaware appraisal rights statute reproduced in its entirety as Annex E to this proxy statement/prospectus. If you hold your shares of Optimer common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee. In view of the complexity of Section 262 of the DGCL, Optimer stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal and financial advisors.

Delisting and Deregistration of Optimer Common Stock (Page 144)

        If the merger is completed, Optimer common stock will be delisted from Nasdaq and deregistered under the Exchange Act and Optimer will no longer file periodic reports with the SEC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OPTIMER

        The following table sets forth selected historical consolidated financial data of Optimer as of December 31, 2012, 2011, 2010, 2009 and 2008 and for each of the five fiscal years then ended, which have been derived from Optimer's audited consolidated financial statements. The selected historical financial data as of and for the six months ended June 30, 2013, and June 30, 2012, have been derived from Optimer's unaudited consolidated financial statements. The selected historical financial data include, in the opinion of Optimer's management, all normal recurring adjustments necessary to present fairly the results of operations and financial position of Optimer for the periods and dates presented.

        The selected historical consolidated financial data presented may not be indicative of future performance. These financial data and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Optimer, including the notes thereto, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements" for additional information.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(in thousands, except per share data)
Income Statement Data
Revenues:
Product sales, net	$35,781	$29,613	$62,417	$21,511	$—	$—	$—
Contract revenue	3,724	34,525	39,112	122,749	—	—	—
Other	—	2	2	718	1,480	893	1,023

Total revenues	$39,505	$64,140	$101,531	$144,978	$1,480	$893	$1,023

Income (loss) from operations	$(58,610)	$(34,245)	$(90,837)	$5,639	$(48,868)	$(42,598)	$(37,147)

Consolidated net income (loss)	$(58,202)	$(11,497)	$(37,267)	$5,930	$(48,539)	$(42,234)	$(35,585)

Net income (loss) per share—basic and diluted	$(1.20)	$(0.24)	$(0.78)	$0.17	$(1.25)	$(1.30)	$(1.24)

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and investments	$77,509	$130,638	$124,001	$110,579	$49,415	$38,185	$39,326
Total assets	$121,246	$184,421	$159,427	$182,023	$52,020	$40,656	$42,295
Total long-term obligations, excluding deferred rent and income taxes payable	$—	$—	$—	$—	$—	$—	$—
Total stockholders' equity	$89,076	$147,056	$130,810	$150,564	$47,186	$32,752	$34,231
Dividends	$—	$—	$—	$—	$—	$—	$—

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CUBIST

        The following table sets forth selected historical consolidated financial data of Cubist as of December 31, 2012, 2011, 2010, 2009 and 2008, and for each of the five fiscal years then ended, which has been derived from Cubist's audited consolidated financial statements. The selected historical consolidated financial data as of and for the six months ended June 30, 2013 and 2012, has been derived from Cubist's unaudited condensed consolidated financial statements. The selected historical consolidated financial data includes, in the opinion of Cubist's management, all normal recurring adjustments necessary to present fairly the results of operations and financial position of Cubist for the periods and dates presented.

        The selected historical consolidated financial data presented may not be indicative of future performance. This financial data and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Cubist, including the notes thereto, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements" for additional information.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(in thousands, except per share data)
Income Statement Data
Revenues:
U.S. product revenues, net	$452,751	$404,035	$849,371	$701,367	$599,601	$523,972	$414,681
International product revenues	27,362	24,017	50,454	36,658	25,316	13,759	7,400
Service revenues	7,289	12,329	23,249	6,725	8,500	22,550	9,451
Other revenues	1,306	1,878	3,285	9,222	3,041	1,863	2,109

Total revenues, net	$488,708	$442,259	$926,359	$753,972	$636,458	$562,144	$433,641

Net income	$21,330	$75,917	$154,075	$33,023	$94,325	$79,600	$127,892

Basic net income per common share	$0.33	$1.20	$2.42	$0.54	$1.60	$1.38	$2.26
Diluted net income per common share	$0.32	$1.04	$2.10	$0.52	$1.55	$1.36	$2.07

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and investments	$1,000,599	$854,418	$979,396	$867,695	$909,912	$496,163	$417,945
Total assets	$1,982,194	$1,860,658	$1,932,385	$1,883,515	$1,415,157	$983,685	$689,141
Total long-term debt, net	$375,086	$360,782	$367,811	$454,246	$435,800	$245,386	$232,194
Other long-term obligations, excluding long-term deferred revenue	$278,478	$345,163	$281,217	$349,511	$144,709	$122,055	$3,697
Total stockholders' equity	$1,059,388	$886,248	$990,748	$799,857	$663,423	$470,643	$352,327
Dividends	$—	$—	$—	$—	$—	$—	$—

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2013, and for the year ended December 31, 2012, give effect to the proposed merger of Cubist and Optimer using the acquisition method of accounting, with Cubist treated as the acquirer, and the issuance of the convertible senior notes by Cubist to raise cash to fund the cash portion of the consideration for the proposed merger. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read in conjunction with, the individual historical financial statements of Cubist and Optimer incorporated by reference into this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus, including the footnotes thereto. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements" for additional information.

        The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the proposed merger.

	Unaudited Pro Forma Combined
	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(in thousands, except per share data)
Statement of Operations Data
Total revenues, net	$520,924	$1,004,641
Total costs and expenses	$562,858	$905,894
Operating (loss) income	$(41,934)	$98,747
Total other (expense) income	$(33,807)	$(25,409)
(Loss) income before income taxes	$(75,741)	$73,618
(Benefit from) provision for income taxes	$(32,942)	$2,284
Net (loss) income	$(42,799)	$71,334
Basic net (loss) income per common share	$(0.66)	$1.12
Diluted net (loss) income per common share	$(0.66)	$1.08

As of June 30, 2013
(in thousands)
Balance Sheet Data
Total assets	$3,034,686
Total liabilities	$1,871,284
Total stockholders' equity	$1,163,402

 COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

        The following selected unaudited pro forma per share information for the six-month period ended June 30, 2013 and for the year ended December 31, 2012 reflects the merger and related transactions as if they had occurred on January 1, 2012. The information in the table is based on, and should be read together with, the historical financial information that Cubist and Optimer have presented in their respective filings with the SEC and the pro forma financial information that appears elsewhere in this proxy statement/prospectus, including the notes thereto. See the section entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements."

        The unaudited pro forma combined data is presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. Neither Cubist nor Optimer declared or paid any dividends during the periods presented.

	As of and for the Six Months Ended June 30, 2013	As of and for the Year Ended December 31, 2012
Cubist:
Book value per share
Historical	$16.05	$15.31
Pro forma combined	$17.62
Basic net income (loss) per share
Historical	$0.33	$2.42
Pro forma combined	$(0.66)	$1.12
Diluted net income (loss) per share
Historical	$0.32	$2.10
Pro forma combined	$(0.66)	$1.08

	As of and for the Six Months Ended June 30, 2013	As of and for the Year Ended December 31, 2012
Optimer:
Book value per share
Historical	$1.82	$2.74
Basic and diluted net income (loss) per share
Historical	$(1.20)	$(0.78)

 MARKET PRICE INFORMATION FOR OPTIMER COMMON STOCK

        Optimer common stock is listed for trading on Nasdaq under the symbol "OPTR". The table below shows the closing price range of Optimer common stock, for the periods indicated, as reported by Bloomberg L.P.

	Common Stock Price
	High	Low
FY 2010
Quarter ended March 31, 2010	$13.65	$11.41
Quarter ended June 30, 2010	$12.80	$8.89
Quarter ended September 30, 2010	$9.86	$7.78
Quarter ended December 31, 2010	$11.81	$8.87
FY 2011
Quarter ended March 31, 2011	$12.60	$10.66
Quarter ended June 30, 2011	$14.51	$11.82
Quarter ended September 30, 2011	$16.87	$6.96
Quarter ended December 31, 2011	$15.02	$10.21
FY 2012
Quarter ended March 31, 2012	$14.03	$11.92
Quarter ended June 30, 2012	$15.85	$12.35
Quarter ended September 30, 2012	$16.43	$12.89
Quarter ended December 31, 2012	$13.67	$8.86
FY 2013
Quarter ended March 31, 2013	$12.93	$8.99
Quarter ended June 30, 2013	$16.18	$11.67
Quarter ended September 30, 2013 (through September 16, 2013)	$15.59	$12.47

        The closing price of Optimer common stock on Nasdaq on July 30, 2013, the last trading day prior to the public announcement of the execution of the merger agreement, was $13.29 per share. On September 16, 2013, the most recent practicable date before this proxy statement/prospectus was mailed to Optimer stockholders, the closing price for Optimer common stock on Nasdaq was $12.71 per share. You are encouraged to obtain current market quotations for Optimer common stock in connection with voting your shares of Optimer common stock.

        Since becoming a public company in 2007, Optimer has not paid a cash dividend on outstanding shares of Optimer common stock and Optimer does not foresee a declaration of dividends on Optimer common stock in the near term. Further, the terms of the merger agreement provide that, from the date of the merger agreement until the effective time, Optimer may not declare, set aside, make or pay any dividend or other distribution on Optimer common stock without the consent of Cubist.

RISK FACTORS

        Before you vote, you should carefully consider the risks related to the merger described below, those described in the section entitled, "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 28 of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus or in Optimer's and Cubist's documents incorporated by reference herein, particularly the risk factors set forth in Optimer's and Cubist's documents incorporated by reference herein, as set forth under the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus (including the risk factors contained in Optimer's Annual Report on Form 10-K for the year ended December 31, 2012, in Optimer's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013, and in Cubist's Annual Report on Form 10-K for the year ended December 31, 2012, and Cubist's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013). Because the per share merger consideration is partially comprised of a CVR, by voting in favor of the adoption of the merger agreement, you will be choosing to invest in the CVRs. The risks and uncertainties described below and incorporated by reference are not the only risks and uncertainties Cubist may face. Additional risks and uncertainties not presently known to Cubist, or risks that Cubist currently considers immaterial, also could negatively affect its business, results and operations. If any of the following risks actually occur, Cubist's business, financial condition or results of operations could be materially adversely affected, which could adversely affect the likelihood of any payments being made under the CVRs.

Risks Related to the Merger

         The integration of Optimer, Trius and other acquired businesses may present significant challenges to Cubist.

        Achieving the anticipated benefits of the merger will depend, in part, upon whether Optimer and Cubist can integrate their businesses in an efficient and effective manner. In addition, on July 30, 2013, Cubist entered into a separate agreement to acquire all of the outstanding shares of Trius Therapeutics, Inc. (referred to as Trius). On September 11, 2013, Cubist completed its acquisition of Trius. The integration of Trius may impact Cubist's ability to efficiently integrate Optimer, and vice versa.

        Further, Cubist may acquire additional businesses from time to time. The integration of Optimer, Trius and any future businesses that Cubist may acquire involves a number of risks, including, but not limited to:

  •
  demands on management related to the increase in the size of Cubist after the acquisitions;

  •
  the diversion of management's attention from the management of daily operations to the integration of operations;

  •
  higher integration costs than anticipated;

  •
  failure to achieve anticipated synergies and costs savings;

  •
  difficulties in the integration of manufacturing, quality and regulatory controls and systems;

  •
  difficulties in the assimilation and retention of any Optimer or Trius employees that Cubist wishes to retain;

  •
  difficulties in satisfying existing contractual obligations of Optimer or Trius and the potential imposition of penalties based on the failure to satisfy such obligations;

  •
  difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

  •
  difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002 and related procedures and policies.

        Because Cubist is pursuing the Optimer and Trius acquisitions at the same time, the potential for the risks listed above is intensified as the demands on Cubist's management, transaction costs and challenges related to integration are increased. If Cubist cannot successfully integrate Optimer, Trius or other acquired businesses, Cubist may experience material negative consequences to its business, financial condition or results of operations. Successful integration of Optimer, Trius and other acquired businesses will depend on Cubist's ability to manage these operations, to realize opportunities for revenue growth presented by offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs.

         Unanticipated regulatory actions may prevent, or substantially delay, consummation of the merger.

        Under the provisions of the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division and the expiration of a statutory waiting period, or the early termination of that waiting period, following the parties' filing of their respective notification and report forms. On August 13, 2013, Optimer and Cubist filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on September 12, 2013, without any action having been taken by the FTC or the DOJ. At any time before or after completion of the merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could act under the antitrust laws to prevent a substantial lessening of competition or the creation of a monopoly, including by seeking to enjoin completion of the transaction or seeking divestiture of assets, businesses or product lines of Optimer or Cubist. After you adopt the merger agreement and approve the merger, you will not have an opportunity to accept a superior offer or vote against the adoption of the merger agreement and approval of the merger in the event of a positive development in Optimer's business after that date.

         Legal proceedings in connection with the merger, the outcomes of which are uncertain, could delay or prevent the completion of the merger and lead to additional costs.

        On August 1, 2013 the first of several virtually identical putative class action complaints relating to the merger were filed on behalf of Optimer stockholders. The complaints generally seek, among other things, equitable relief to enjoin Optimer and Cubist from consummating the merger on the agreed-upon terms and an award of attorneys' fees. On August 30, 2013, one of the New Jersey plaintiffs filed an amended complaint that added an allegation that Optimer's disclosure contained in the preliminary version of this proxy statement/prospectus failed to disclose all material information to Optimer stockholders. See the section entitled, "The Merger—Litigation Related to the Merger" beginning on page 72 of this proxy statement/prospectus.

        One of the conditions to the closing of the merger is that no order issued by a court or other governmental authority of competent jurisdiction or law or other legal restraint or prohibition making the merger illegal or restraining, enjoining or otherwise prohibiting or preventing the consummation of the merger or the other transactions contemplated by the merger agreement be in effect. Consequently, if the plaintiffs in any of these or any future proceedings secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the defendants' ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected time frame or at all. If completion of the merger is prevented or delayed, it could result in substantial costs to Cubist and Optimer. In addition, Cubist and Optimer could incur significant costs in connection with the lawsuits, including costs associated with the indemnification of the Cubist's or Optimer's directors.

The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may be costly and adversely affect the combined company's business, financial condition or results of operations.

         Failure to achieve expected benefits of the merger and integrate Optimer's operations with Cubist's could adversely affect Cubist following the completion of the merger and the market price of Cubist common stock.

        Although Cubist expects to realize strategic, operational and financial benefits as a result of the merger, Cubist cannot be certain whether, and to what extent, such benefits will be achieved in the future. In particular, the success of the merger will depend on achieving efficiencies and cost savings, and no assurances can be given that Cubist will be able to do so.

        In addition, Cubist's ability to sell DIFICID and other products containing fidaxomicin that contribute to achievement of the cumulative net sales milestone as specified in the CVR agreement and Cubist's ability to discharge its obligations under the CVRs may be diminished if the integration of Cubist and Optimer is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by Cubist.

         Optimer's and Cubist's business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the merger.

        Parties with which Optimer and Cubist conduct business, including customers and suppliers, may experience uncertainty associated with the merger, including with respect to current or future business relationships with Optimer or Cubist. As a result, Optimer's and Cubist's business relationships may be subject to disruptions if customers, suppliers and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Optimer or Cubist. These disruptions could have an adverse effect on the ability of Cubist to achieve the cumulative net sales milestones as specified in the CVR agreement or discharge its obligations under the CVRs. The adverse effect of such disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement.

         Cubist will incur significant transaction and merger-related costs in connection with the merger.

        Cubist expects to incur a number of non-recurring costs associated with combining the operations of Cubist and Optimer. Most of these costs will be comprised of transaction costs, including fees paid to financial and legal advisors, related to the merger, facilities and systems consolidation costs and potential employment-related costs, including payments that may be made to certain Optimer executives. Cubist also will incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies' businesses. Although Cubist expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses and the strategic benefits to Cubist of the transaction, should allow Cubist to offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

         The merger agreement limits Optimer's ability to pursue alternatives to the merger.

        The merger agreement contains customary "non-solicitation" provisions that, subject to limited exceptions, preclude Optimer from: (1) initiating, knowingly facilitating, soliciting or encouraging any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal; (2) engaging in, continuing or otherwise participating in any discussions or negotiations regarding, or providing or making available any non-public information or data to any person relating to Optimer or any of its subsidiaries relating to, or that would reasonably be expected to lead to, any acquisition proposal; (3) withholding, withdrawing, qualifying or modifying, or publicly proposing to withhold, withdraw, qualify or modify, in a manner adverse to Cubist, the Optimer recommendation; (4) approving, adopting or recommending or proposing to approve, adopt or recommend, any acquisition proposal; or (5) causing or permitting Optimer to enter into any alternative acquisition agreement relating to, or that would reasonably be expected to lead to, any acquisition proposal. Notwithstanding the foregoing and subject to the terms and conditions in the merger agreement, the Optimer board may change the Optimer recommendation and/or terminate the merger agreement to cause Optimer to enter into an alternative acquisition agreement concerning a superior proposal if, at any time prior to the date on which the merger agreement is adopted by Optimer stockholders, it determines in good faith, after consultation with its outside legal counsel and financial advisors, that the new proposal constitutes a superior proposal and the Optimer board determines in good faith, after consultation with its outside legal counsel, that a failure to take such actions would be inconsistent with the directors' fiduciary duties under applicable law. See the section entitled, "The Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 84 of this proxy statement/prospectus.

        The merger agreement also provides that Optimer will be required to pay a termination fee of $18 million to Cubist upon termination of the merger agreement under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Optimer from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Optimer than it might otherwise have proposed to pay. Accordingly, after you adopt the merger agreement and approve the merger, the terms of the merger agreement may prevent the Optimer board from learning of an alternative proposal that could have preferable terms to those in the merger agreement.

         Failure to complete the merger could negatively impact the stock price and the future business and financial results of Optimer.

        If the merger is not completed, the ongoing businesses of Optimer may be adversely affected and, without realizing any of the benefits of having completed the merger, Optimer will be subject to a number of risks, including the following:

  •
  Optimer may be required to pay Cubist a termination fee of $18 million if the merger agreement is terminated under certain circumstances, as described under the section entitled, "The Merger Agreement—Termination Fee" beginning on page 97 of this proxy statement/prospectus;

  •
  any non-voting senior preferred stock issued by Optimer to Cubist under the interim financing contemplated by the merger agreement during the pendency of the merger becomes convertible to Optimer common stock under certain circumstances, and the conversion of such non-voting senior preferred stock may dilute the ownership of other Optimer stockholders;

  •
  Optimer will be required to pay its costs relating to the proposed merger if the merger is not completed;

  •
  under the merger agreement, Optimer is subject to certain restrictions on the conduct of its business prior to completing the merger which may affect its ability to execute certain of its business strategies; and

  •
  matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Optimer management, which could otherwise have been devoted to other opportunities that may have been beneficial to Optimer as an independent company.

        In addition, Optimer could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Optimer to perform its respective obligations under the merger agreement. If the merger is not completed, these risks may materialize and may adversely affect Optimer's business, financial condition and market price of Optimer common stock.

         Optimer executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Optimer stockholders generally.

        Executive officers of Optimer negotiated the terms of the merger agreement with their counterparts at Cubist, and the Optimer board: (i) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement, are fair to and in the best interests of Optimer and Optimer stockholders; (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement; and (iv) recommended the adoption of the merger agreement by Optimer stockholders at a meeting of Optimer stockholders duly called and held for such purposes.

        In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Optimer's executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Optimer stockholders generally. For a detailed discussion of the special interests that Optimer's directors and executive officers may have in the merger, please see the section entitled, "The Merger—Interests of Directors and Executive Officers of Optimer in the Merger" beginning on page 67 of this proxy statement/prospectus.

Risks Related to the CVRs

         You may not receive any payment on the CVRs.

        Your right to receive any future payment on the CVRs will be contingent upon the achievement by Optimer and Cubist, any of its assignees, and each of their respective controlled affiliates, licensees and sublicensees of certain agreed upon cumulative net sales milestones, as specified in the CVR agreement, and Cubist's ability to pay the CVRs when, and if, due. If certain net sales of DIFICID and other products containing fidaxomicin in the United States and Canada do not cumulatively exceed any of the thresholds set forth in the CVR agreement within the time period specified in the CVR agreement, no payment will be made in respect of the CVRs and the CVRs will expire valueless. In addition, at any time on or after January 1, 2015, if the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.25, subject to the terms in the CVR agreement, Cubist may elect to purchase all (but not less than all) of the outstanding CVRs at a cash price equal to 115% of the volume-weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the fifth trading day prior to the date of the notice of election to purchase. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value.

        See the section entitled, "Description of the CVRs" beginning on page 100 of this proxy statement/prospectus.

         You will not be able to determine the amount of cash to be received under the CVRs until the achievement of certain agreed upon cumulative net sales milestones.

        If any payment is made on the CVRs, it will not be made until the achievement of a certain agreed upon cumulative net sales milestone, and the amount of any payment will not be paid until after the achievement of such milestone.

         The United States federal income tax treatment of the CVRs is unclear.

        There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, it is possible that payments received with respect to a CVR, up to the amount of the holder's adjusted tax basis in the CVR, may be treated as a non-taxable return of a holder's adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR, or possibly another method of basis recovery may apply. Further, it is not clear whether payments made with respect to a CVR may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income or dividend income. A holder that does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until the holder's right to receive CVR payments terminates. Additionally, although not entirely clear, a portion of any payment received with respect to a CVR may constitute imputed interest taxable as ordinary income under Section 483 of the Internal Revenue Code of 1986, as amended. Due to the legal and factual uncertainties regarding the tax treatment of the CVRs, Optimer stockholders are urged to consult their own tax advisors to determine the timing and characterization of income, gain or loss resulting from the receipt of payments pursuant to, sale or other disposition of and expiration of the CVRs. See the section entitled, "Certain Material U.S. Federal Income Tax Consequences" beginning on page 116 of this proxy statement/prospectus.

         Any payment in respect of the CVRs rank at parity with Cubist's other unsecured indebtedness.

        The CVRs will rank equal in right of payment to all existing and future unsecured unsubordinated indebtedness of Cubist, and senior in right of payment to all subordinated indebtedness of Cubist. The CVRs, however, will be effectively subordinated in right of payment to all of Cubist's secured obligations to the extent of the collateral securing such obligations. Additionally, the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Cubist's subsidiaries.

        In order to finance the merger, on September 10, 2013, Cubist issued $800 million aggregate principal amount of convertible senior notes, which are unsecured. The new indebtedness could potentially increase the risk that Cubist may not be able to pay for the CVRs when they are due. See the section entitled, "The Merger—Financing of the Merger" beginning on page 66 of this proxy statement/prospectus.

        As of June 30, 2013, on a combined basis (aggregating Cubist and Optimer and excluding any purchase price financing) Cubist and its subsidiaries would have had secured indebtedness of $450.0 million.

         An active public market for the CVRs may not develop or the CVRs may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of the CVRs.

        The CVRs are a new security for which there is currently no public trading market. Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time and thereafter to cause such listing to be maintained for so long as any CVRs remain outstanding. However, even if the CVRs are listed, an active public trading market for the CVRs may not develop or be sustained. Even if an active public trading market develops, there may be little or no market demand for the CVRs, making it difficult or impossible to sell the CVRs, which would have an adverse effect on the resale price, if any, of the CVRs. Neither Cubist nor Optimer can predict the price, if any, at which the CVRs will trade following the completion of the merger.

        The market price of the CVRs could fluctuate significantly for many reasons, including, without limitation:

  •
  as a result of the risk factors listed in this proxy statement/prospectus;

  •
  the ability of Cubist to achieve the cumulative net sales milestones specified in the CVR agreement;

  •
  the unpredictability of the market price and the trading volume of the CVRs;

  •
  for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions or negative announcements by our customers or competitors regarding their own performance;

  •
  regulatory changes or decisions that could impact Cubist's business; and

  •
  general economic, securities markets and industry conditions.

         Cubist may, under certain circumstances, repurchase the CVRs.

        The CVR agreement does not prohibit Cubist or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise. Furthermore, pursuant to the terms of the CVR agreement, subject to certain notice requirements, if, at any time on or after January 1, 2015 the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.25, Cubist may elect to purchase all (but not less than all) of the outstanding CVRs at a price of 115% of the volume-weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the fifth trading day prior to the date of notice of redemption.

         Cubist's obligations to devote efforts to achieve the highest of the cumulative net sales milestones set forth in the CVR agreement is based solely on an obligation to devote "diligent efforts" in that regard, which allows for Cubist to take into account a variety of factors when determining the efforts it is obligated to devote to achieving such milestone; accordingly, under certain circumstances, Cubist may not be required to take actions to achieve such milestone, or may allocate resources to other projects, which would have an adverse effect on the value, if any, of the CVRs.

        Cubist has agreed to use diligent efforts, until the CVR agreement is terminated, to achieve the highest of the milestones related to certain cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada. However, under the CVR agreement, the definition of "diligent efforts" allows for the consideration of a variety of factors in determining the efforts Cubist is required to use to sell such products, and it does not require Cubist to take all possible actions to achieve this goal. As a result, factors and events may come to pass that result in Cubist permissibly devoting less efforts to achievement of the milestone than Optimer would have devoted had Optimer remained a stand-alone company, and even to Cubist devoting very little or no efforts to achievement of such milestone.

        The CVR agreement defines "diligent efforts" as, with respect to DIFICID and other products containing fidaxomicin, commercially reasonable efforts of a person to carry out its obligations in a diligent manner using such efforts and employing such resources as are normally used by such person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternate products in the marketplace or under development (other than any such product owned or licensed by Cubist, any of its assignees, and each of their respective controlled affiliates, licensees and sublicensees), the launch or sales of a generic or biosimilar product, the regulatory structure involved, and the profitability of the applicable product (including pricing and reimbursement status) and other relevant factors, including technical, commercial, legal, scientific and/or medical factors.

        See the section entitled, "Description of the CVRs" beginning on page 100 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This registration statement, of which this proxy statement/prospectus forms a part, and the documents to which Optimer and Cubist refer you in this registration statement, of which this proxy statement/prospectus forms a part, as well as oral statements made or to be made by Optimer and Cubist, contain assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements". All statements included or incorporated by reference in this registration statement of which this proxy statement/prospectus forms a part, other than statements that are historical facts, are forward-looking statements including, without limitation, statements related to the implementation and impact of Optimer's commercialization strategy, Optimer's pursuit of new indications for DIFICID, Optimer's on-going education efforts regarding its patient access initiatives and the burden of Clostridium difficile infection and expansion of DIFICID sales or market potential. Words such as "expect", "anticipate", "will", "could", "would", "project", "intend", "plan", "believe", "predict", "estimate", "should", "may", "potential", "continue", "ongoing" or variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are estimates and projections reflecting Optimer's and/or Cubist's, as the case may be, reasonable judgment based on currently available information and using numerous assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. A variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in forward-looking statements. These risks and uncertainties that may affect the operations, performance and results of Optimer's and Cubist's business include, but are not limited to, all statements relating directly, or indirectly, to the timing or likelihood of completing the merger to which this proxy statement/prospectus relates, plans for future growth, changes in the business and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding Optimer's and Cubist's intent, plans, beliefs or expectations or those of each of Optimer's and Cubist's directors or officers. Investors are cautioned that such forward-looking statements are not assurances for future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in Optimer's filings with the SEC, including Optimer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and Optimer's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013, the risks detailed in Cubist's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and Cubist's Quarterly Report on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013, factors and matters contained or incorporated by reference in those documents, and the following factors:

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  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Optimer to pay a termination fee;

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  uncertainties relating to the anticipated timing of filings and approvals relating to the merger;

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  the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the completion of the merger (other than those that by their nature are to be satisfied at the closing of the merger);

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  the failure of the merger to close for any other reason;

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  risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations and the potential difficulties in retention of any members of senior management of Optimer and any other key employees that Cubist is interested in retaining;

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  the outcome of any legal proceedings that have been or may be instituted against Optimer and/or others relating to the merger agreement;

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  diversion of Optimer's management's attention from ongoing business concerns;

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  limitations placed on Optimer's ability to operate the business by the merger agreement;

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  the effect of the announcement of the merger on Optimer's business relationships, employees, customers, suppliers, commercials partners, standing with regulators, operating results and business generally;

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  uncertainties relating to the issuance of Optimer non-voting senior preferred stock to Cubist before the closing of the merger;

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  the ability of Cubist to successfully integrate Optimer, Trius and any other acquired businesses;

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  the ability of Optimer stockholders to sell CVRs received in the merger when desired or at a desirable price;

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  the ability to achieve certain cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada during the period from and including July 1, 2013, through and including December 31, 2015, required to trigger a future cash payment in respect of the CVRs; and

  •
  the amount of any costs, fees, expenses, impairments and charges related to the merger.

        Consequently, all of the forward-looking statements Optimer or Cubist make in this document are qualified by the information contained or incorporated by reference herein, including, but not limited to: (a) the information contained under this heading; and (b) the information contained under the heading "Risk Factors" in Optimer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Optimer's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, and in Cubist's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Cubist's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. See the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

        Optimer and Cubist believe that these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this proxy statement/prospectus. Optimer and Cubist disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Any or all of Optimer's or Cubist's forward-looking statements may turn out to be wrong; they can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Optimer's or Cubist's control.

 INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

        This proxy statement/prospectus is being furnished to Optimer stockholders as part of the solicitation of proxies by the Optimer board for use at the special meeting to be held on October 23, 2013, at 1:00 p.m. Eastern time, at the Westin Jersey City Newport, 479 Washington Boulevard, Jersey City, New Jersey, 07310, or at any postponement or adjournment thereof. At the special meeting, Optimer stockholders will be asked to adopt the merger agreement, to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the adoption of the merger agreement and to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger.

        Optimer stockholders must approve the adoption of the merger agreement in order for the merger to occur. If Optimer stockholders fail to approve the adoption of the merger agreement, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, which Optimer encourages you to read carefully and in its entirety.

Record Date and Quorum

        Optimer has set the close of business on September 9, 2013, as the record date for the special meeting, and only holders of record of Optimer common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of Optimer common stock at the close of business on the record date. On the record date, there were 49,208,415 shares of Optimer common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of Optimer common stock that you owned on the record date.

        A majority of the shares of Optimer common stock outstanding at the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for the purposes of the special meeting. Shares of Optimer common stock represented at the special meeting but not voted, including shares of Optimer common stock for which a stockholder directs an "abstention" from voting, will be counted for purposes of determining a quorum. A quorum is necessary to transact business at the special meeting. Once a share of Optimer common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be determined. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Attendance

        Only Optimer stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and Optimer's guests may attend the special meeting. To gain admittance, please bring the admission ticket with you to the special meeting. If your shares of Optimer common stock are held through a bank, brokerage firm or other nominee, please send proof of your ownership to Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302, and Optimer will send you an admission ticket. Alternatively, please bring to the special meeting proof of your beneficial ownership of shares of Optimer common stock. Acceptable proof could include an account statement showing that you owned shares of Optimer common stock on the record date, September 9. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meeting.

Vote Required

        The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon. For the adoption of the merger agreement, you may vote "FOR", "AGAINST" or "ABSTAIN". Votes to abstain will not be counted as votes cast in favor of adoption of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or if you vote to abstain, it will have the same effect as a vote "AGAINST" approval of the adoption of the merger agreement.

        If your shares of Optimer common stock are registered directly in your name with Optimer's transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares of Optimer common stock, the stockholder of record. If you are a stockholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Optimer.

        If your shares of Optimer common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of Optimer common stock held in "street name". In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Optimer common stock, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

        Under the rules of Nasdaq, banks, brokerage firms or other nominees who hold shares in "street name" for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the adoption of the merger agreement, the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies and the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger. As a result, absent specific instructions from the beneficial owner of such shares of Optimer common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of Optimer common stock on non-routine matters. These broker non-votes will have the same effect as a vote "AGAINST" approval of the adoption of the merger agreement, but will not be counted in respect of, and will not have an effect on, the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies or the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger.

        The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting, whether or not a quorum is present. For the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies, you may vote "FOR", "AGAINST" or "ABSTAIN". For purposes of this proposal, if your shares of Optimer common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal, this will have the same effect as if you voted "AGAINST" approval of the proposal. If you fail to submit a proxy or to vote in person at the special meeting, or there are broker non-votes on the issue, as applicable, the shares of Optimer common stock held by you or your bank, brokerage firm or other nominee will not be counted in respect of, and will not have an effect on, the proposal to adjourn the special meeting.

        The proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Optimer's named executive officers in connection with the merger requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting. For the proposal to approve the merger-related executive compensation, you may vote "FOR", "AGAINST" or "ABSTAIN". For purposes of this proposal, if your shares of Optimer common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal, this will have the same effect as if you voted "AGAINST" approval of the proposal. If you fail to submit a proxy or to vote in person at the special meeting, or there are broker non-votes on the issue, as applicable, the shares of Optimer common stock held by you or your bank, brokerage firm or other nominee are not counted for any purpose in determining whether the proposal to approve the merger-related executive compensation has been approved.

        If you are a stockholder of record, you may have your shares of Optimer common stock voted on matters presented at the special meeting in any of the following ways:

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  by proxy—stockholders of record have a choice of voting by proxy:

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  by telephone or over the Internet, by accessing the telephone number or website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

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  by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

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  in person—you may attend the special meeting and cast your vote there.

        If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of Optimer common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

        Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting over the Internet or by telephone. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be filed with Optimer's Corporate Secretary by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. When the merger is completed, a separate letter of transmittal will be mailed to you that will enable you to receive the per share merger consideration in exchange for your stock certificates.

        If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of Optimer common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Optimer common stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the special meeting.

        If you properly sign your proxy card but do not mark the boxes showing how your shares of Optimer common stock should be voted on a matter, the shares of Optimer common stock represented by your properly signed proxy will be voted "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR"

the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

        If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, Inc., Optimer's proxy solicitor, by calling toll-free at (800) 322-2885. Banks, brokerage firms and other nominees may call collect at (212) 929-5500.

        IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF OPTIMER COMMON STOCK AT THE SPECIAL MEETING PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

        As of September 9, 2013, the record date, the directors and executive officers of Optimer beneficially owned and were entitled to vote, in the aggregate, 1,599,880 shares of Optimer common stock (not including any shares of Optimer common stock deliverable upon the vesting of any equity awards or restricted stock units, or the exercise of any options), representing 3.3 percent of the outstanding shares of Optimer common stock. The directors and executive officers of Optimer (other than Dr. Michael Chang, who has informed Optimer that he has not decided how to vote his shares of Optimer common stock) have informed Optimer that they currently intend to vote all such shares of Optimer common stock "FOR" the adoption of the merger agreement, "FOR" the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies and "FOR" the approval, by non-binding, advisory vote, of certain compensation arrangements for Optimer's named executive officers in connection with the merger.

Proxies and Revocation

        Any stockholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of Optimer common stock are held in "street name" through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of Optimer common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions, as applicable, your shares of Optimer common stock will not be voted on the adoption of the merger agreement, which will have the same effect as a vote "AGAINST" the adoption of the merger agreement, and your shares of Optimer common stock will not have an effect on the proposal to adjourn the special meeting or on the proposal to approve the merger-related executive compensation.

        You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by giving written notice of revocation to Optimer's Corporate Secretary, which must be filed with the Corporate Secretary by the time the special meeting begins, or by attending the special meeting and voting in person. Written notice of revocation should be mailed to: Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302.

Adjournments

        Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. An adjournment generally may be made with the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Optimer stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Anticipated Date of Completion of the Merger

        Subject to the satisfaction or waiver of the closing conditions described under the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus, including the approval by Optimer stockholders of the adoption of the merger agreement at the special meeting, Optimer and Cubist expect that the merger will be completed within two business days after the date of the special meeting. If Optimer stockholders vote to adopt the merger agreement, the merger will become effective as promptly as practicable following the satisfaction or waiver of the other conditions to the merger, subject to the terms of the merger agreement. See the section entitled, "The Merger—Closing and Effective Time of Merger" beginning on page 67 of this proxy statement/prospectus.

Rights of Optimer Stockholders Who Seek Appraisal

        Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to dissent from the merger, seek appraisal of your shares of Optimer common stock and receive payment in cash for the fair value of your shares of Optimer common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The "fair value" of your shares of Optimer common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the per share merger consideration that you are otherwise entitled to receive under the terms of the merger agreement.

        If you elect to demand appraisal for your shares of Optimer common stock, you must satisfy each of the following conditions: you must deliver to Optimer a written demand for appraisal of your shares of Optimer common stock before the vote is taken at the special meeting on the adoption of the merger agreement, which must reasonably inform Optimer of the identity of the holder of record of Optimer common stock and that the stockholder intends thereby to demand appraisal of his, her or its shares of Optimer common stock; and you must not vote or submit a proxy in favor of the adoption of the merger agreement. If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of Optimer common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Optimer common stock. See the section entitled, "Rights of Optimer Stockholders to Seek Appraisal" beginning on page 124 of this proxy statement/prospectus and the text of the Delaware appraisal rights statute reproduced in its entirety as Annex E to this proxy statement/prospectus. If you hold your shares of Optimer common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee. In view of the complexity of Section 262 of the DGCL, Optimer stockholders who wish to dissent from the merger and pursue appraisal rights should consult their legal and financial advisors promptly.

 Solicitation of Proxies; Payment of Solicitation Expenses

        Optimer has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting. Optimer estimates that it will pay MacKenzie Partners, Inc. a fee not to exceed $35,000. Optimer has agreed to reimburse MacKenzie Partners, Inc. for certain reasonable and documented out-of-pocket fees and expenses, including telephone charges, and also will indemnify MacKenzie Partners, Inc., its subsidiaries and their respective directors, officers, employees and agents against certain losses, claims, damages, liabilities or expenses. Optimer also may reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of Optimer common stock. Optimer's directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Questions and Additional Information

        If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Optimer common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact MacKenzie Partners, Inc., Optimer's proxy solicitor, by calling toll-free at (800) 322-2885. Banks, brokerage firms and other nominees may call collect at (212) 929-5500.

THE PARTIES TO THE MERGER

Cubist Pharmaceuticals, Inc.

  65 Hayden Avenue
  Lexington, MA 02421
  Telephone Number: (781) 860-8660

        Cubist Pharmaceuticals, Inc., a Delaware corporation, is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. Such products and product candidates of Cubist are used, or are being developed to be used, in hospitals and other acute care settings, including home infusion and hospital outpatient clinics.

        Cubist common stock is listed on Nasdaq under the symbol "CBST."

        For more information about Cubist, please visit Cubist's website at www.cubist.com. Cubist's website address is provided as an inactive textual reference only. The information contained on Cubist's website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Cubist is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

Optimer Pharmaceuticals, Inc.

  101 Hudson Street, Suite 3501
  Jersey City, NJ 07302
  Telephone Number: (201) 333-8819

        Optimer Pharmaceuticals, Inc., a Delaware corporation, is a global biopharmaceutical company currently focused on commercializing its antibiotic product DIFICID (fidaxomicin) tablets in the United States and Canada, and developing other fidaxomicin products in the United States and worldwide, both independently and in conjunction with Optimer's partners and licensees. DIFICID, a macrolide antibacterial drug, was approved by the U.S. Food and Drug Administration on May 27, 2011, for the treatment of Clostridium difficile-associated diarrhea, or CDAD, in adults 18 years of age and older. Fidaxomicin also has received marketing authorization in other jurisdictions, including the European Union, where it is marketed under the trade name DIFICLIR™ by Optimer's licensee, Astellas Pharma Europe. CDAD is the most common symptom of Clostridium difficile infection, or CDI.

        Optimer common stock is listed on Nasdaq under the symbol "OPTR".

        For more information about Optimer, please visit Optimer's website at www.optimerpharma.com. Optimer's website address is provided as an inactive textual reference only. The information contained on Optimer's website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Optimer is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

PDRS Corporation

  65 Hayden Avenue
  Lexington, MA 02421
  Telephone: (781) 860-8660

        PDRS Corporation, a Delaware corporation, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Optimer, Merger Sub's separate existence will cease and Optimer will become a wholly owned subsidiary of Cubist.

 THE MERGER

        The following is a description of the material aspects of the merger. While the following description is intended to cover the material terms of the merger, the description may not contain all of the information that may be important to you. The discussion of the merger in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference into this proxy statement/prospectus. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged, which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Optimer or Cubist without considering the entirety of public disclosure about Optimer and Cubist as set forth in their respective SEC filings. You are encouraged to read carefully this entire proxy statement/prospectus, including the Merger Agreement, for a more complete understanding of the merger.

 Merger Consideration

        In the merger, each outstanding share of Optimer common stock (other than excluded shares) will be converted into the right to receive both: (i) an amount in cash equal to $10.75, without interest, less any applicable withholding taxes; and (ii) one CVR.

Background of the Merger

        After discussions between Optimer and Cubist, Optimer entered into the co-promotion agreement regarding DIFICID with Cubist on April 5, 2011. From time to time thereafter, senior executives from Optimer and Cubist met to discuss the co-promotion agreement and the parties' shared interest in the successful commercialization of DIFICID. In January 2012, Pedro Lichtinger, Optimer's Chief Executive Officer at that time, Michael W. Bonney, the Chief Executive Officer of Cubist, and Robert J. Perez, the Chief Operating Officer of Cubist, attended J.P. Morgan's annual healthcare conference in San Francisco, California. During that conference, on the evening of January 11, 2012, Mr. Lichtinger had dinner with Mr. Bonney. During that dinner, the parties discussed the co-promotion agreement and Mr. Bonney also expressed a general interest in an acquisition of Optimer by Cubist, but did not specify a proposed purchase price. As Mr. Lichtinger later reported to the Optimer board, Mr. Lichtinger indicated that he believed that the timing for such a transaction was not right.

        On March 14, 2012, Mr. Bonney, Mr. Perez and Mr. Lichtinger had lunch together in New York City, during which Mr. Bonney mentioned Cubist's interest in an acquisition of Optimer and suggested a purchase price of $20.00 per share in cash. Mr. Bonney sent Mr. Lichtinger a letter later that day in which Mr. Bonney stated that Cubist had an interest, based on existing knowledge of Optimer and publicly available information, in a transaction at a purchase price of $20.00 per share in cash, subject to performing due diligence and the negotiation of a definitive agreement. Optimer convened a meeting of the Optimer board on March 26, 2012 and discussed Cubist's expression of interest. Members of Optimer senior management, as well as representatives from Optimer's outside legal counsel, Sullivan & Cromwell LLP (referred to as Sullivan & Cromwell), and representatives from J.P. Morgan, who advised Optimer on financial matters from time to time, were in attendance at this meeting. At the meeting, Mr. Lichtinger informed the Optimer board about his discussions with Mr. Bonney and Mr. Perez, and J.P. Morgan advised the Optimer board on the financial aspects of Cubist's proposal. Following a full discussion, the Optimer board unanimously decided that it was committed to creating stockholder value through the pursuit of its existing strategy and instructed that the offer be rejected, which it subsequently was.

        Also in March 2012, Optimer became aware of an attempted grant in September 2011 to Dr. Michael Chang of 1.5 million technical shares of Optimer Biotechnology, Inc. (referred to as OBI), which was a subsidiary of Optimer at the time. Optimer engaged Sullivan & Cromwell to assist it in an internal review, and determined that the attempted grant may have violated certain applicable laws, including The Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq. (referred to as the FCPA).

        In April 2012, Optimer self-reported the results of its preliminary findings to the SEC, and the DOJ, which included information about the attempted grant and certain related matters, including a potentially improper $300,000 payment in July 2011 to a research laboratory involving an individual associated with the OBI share grant. At that time, Optimer terminated the employment of its then-Chief Financial Officer and its then-Vice President, Clinical Development. Optimer also removed Dr. Michael Chang as Optimer's representative on the board of directors of OBI, as the Chairman of the Optimer board and requested that he resign from the Optimer board, which he has not done. Dr. Michael Chang was replaced as Chairman of the Optimer board by Dr. Hank McKinnell. Optimer continued its investigation and its cooperation with the SEC and the DOJ.

        In connection with the Optimer board's ordinary course evaluation of Optimer's strategic direction, the Optimer board and members of Optimer senior management have, from time to time, reviewed and considered various opportunities to enter into business development and business combination transactions, including acquisitions by and of Optimer. In May 2012, to facilitate the Optimer board's ordinary course review at that time, the Optimer board entered into an engagement letter with J.P. Morgan to serve as a financial advisor to Optimer, in light of J.P. Morgan's expertise with respect to the pharmaceutical industry generally.

        On June 18, 2012, Mr. Bonney, Mr. Perez and Mr. Lichtinger had dinner together in Boston to discuss, among other things, matters related to the co-promotion of DIFICID. During this meeting, they also discussed Cubist's continuing interest in a transaction in which Cubist would acquire Optimer, and Mr. Bonney indicated that Cubist might be willing to pay $25.00 per share, subject to conducting due diligence. Mr. Lichtinger told Mr. Bonney that he would review the indication of interest with the Optimer board and asked Mr. Bonney to submit a written proposal. Mr. Bonney declined. On June 19, 2012, Mr. Bonney contacted Mr. Lichtinger to follow up on their earlier oral conversation and indicated that Cubist was interested in conducting due diligence on Optimer. Mr. Lichtinger explained that he had arranged a call with the Optimer board to review Cubist's oral expression of interest. Mr. Bonney then asked Mr. Lichtinger whether he would personally support an acquisition of Optimer by Cubist at the terms he proposed. Mr. Lichtinger indicated that he was not personally supportive of moving forward with the potential transaction on the terms that Mr. Bonney had described to him. In response, Mr. Bonney informed Mr. Lichtinger that Cubist's expression of interest was withdrawn, and that Cubist would not pursue a transaction with Optimer.

        On June 25, 2012, the Optimer board held a meeting attended by members of Optimer senior management, as well as representatives of Sullivan & Cromwell and J.P. Morgan. At the meeting, Mr. Lichtinger informed the Optimer board about his communications with Mr. Bonney, including that the prior oral expression of interest by Cubist had been withdrawn. Also at the meeting, representatives of Sullivan & Cromwell provided an overview of Optimer's takeover response and preparedness, as well as the directors' fiduciary duties under various scenarios, and representatives of J.P. Morgan discussed common methods by which an acquiror might make an unsolicited approach. Representatives of J.P. Morgan reviewed indicative valuations of Optimer with the Optimer board, which were based on Optimer management's financial projections which reflected Optimer management's then-current expectations for future operating results; those valuations indicated values in excess of the price proposed by Cubist.

        In the late summer of 2012, it became apparent to Optimer that the growth of DIFICID had slowed and that the anticipated growth of DIFICID that formed the basis of its projections would likely not materialize without the implementation of new initiatives. On September 20, 2012, the Optimer board held a meeting attended by representatives of J.P. Morgan and Sullivan & Cromwell. At the meeting, representatives of J.P. Morgan reviewed with the Optimer board J.P. Morgan's analysis regarding the intrinsic value of Optimer, Optimer's stock price performance and research analysts' views. Also at this meeting, the Optimer board discussed at length Optimer's commercial operations, including several new initiatives to enhance patient access to DIFICID, including a 25% discount to the wholesale acquisition cost of DIFICID to acute care inpatient hospitals, which were subsequently publicly announced.

        On September 21, 2012, Mr. Lichtinger placed a courtesy call to Mr. Bonney to inform him of Optimer's new initiatives to enhance patient access to DIFICID. Mr. Lichtinger explained that he believed the new initiatives would increase the likelihood that Cubist could achieve the co-promotion agreement's year-two sales target, which would result in a $12.5 million bonus payable by Optimer. Mr. Bonney disagreed with Mr. Lichtinger's assessment. Five days later, in a letter dated September 26, 2012 and copied to the Optimer board, Mr. Bonney informed Mr. Lichtinger that Cubist would guide its stockholders to exclude the payment of the $12.5 million year-two sales target in their 2013 models for Cubist, and that Cubist was formally withdrawing its previous offer to purchase Optimer for $25.00 a share because Cubist believed that the long-term value of DIFICID could be reduced by certain of the contemplated initiatives. Mr. Lichtinger updated members of the Optimer board on his most recent communications with Cubist. The Optimer board instructed Mr. Lichtinger to respond in writing to Mr. Bonney that, although Cubist orally expressed interest in an acquisition, the oral expression of interest was rescinded before it was able to be formally considered by the Optimer board and that Cubist never in fact made a formal offer to acquire Optimer. Mr. Lichtinger followed the direction of the members of the Optimer board in a letter to Cubist dated October 2, 2012. Cubist did not respond to the October 2 letter.

        At a meeting of the Optimer board held on December 6, 2012, representatives of Centerview were invited to present preliminary indicative analyses of Optimer's valuation under various scenarios based on Optimer management's projections at the time, which had been adjusted from those prepared in June 2012 given the operating results of Optimer since that time, the challenges that Optimer faced in growing DIFICID sales and the initial impact of the implementation of the new initiatives to enhance patient access to DIFICID. Centerview's presentation included a discussion of Optimer's past stock price performance and companies that might consider a potential acquisition of Optimer. On December 21, 2012, the Optimer board formally engaged Centerview, in light of its expertise with respect to the pharmaceutical industry generally, as an additional financial advisor to Optimer in connection with its ongoing evaluation of the strategic direction of Optimer.

        At a meeting on February 26, 2013, the independent members of the Optimer board determined that additional remedial action should be taken in light of prior compliance, record-keeping and conflict-of-interest issues surrounding the potentially improper payment to the research laboratory and certain related matters. The independent members of the Optimer board recommended to the Optimer board that certain additional management changes were appropriate following their review of prior compliance, record-keeping and conflict-of-interest issues observed during the review, including issues arising from the conduct of Optimer's personnel who were the subject of the changes in management and leadership announced in April 2012. The Optimer board, during a separate meeting on the same date, accepted that recommendation and appointed the Chairman of the Optimer board, Dr. McKinnell, as Optimer's Chief Executive Officer to replace Mr. Lichtinger, who resigned from his positions as Optimer's President and Chief Executive Officer and from the Optimer board. That same day, Optimer's General Counsel, Chief Compliance Officer, Senior Vice President and Secretary resigned from his positions and was replaced in each of those positions by Meredith Schaum, Esq.

        Also during the February 26, 2013 Optimer board meeting, the Optimer board discussed the possibility of commencing an evaluation of strategic alternatives to maximize stockholder value, including a potential sale of Optimer. Representatives of Sullivan & Cromwell reviewed the directors' applicable fiduciary duties, and representatives from J.P. Morgan and Centerview provided the Optimer board with recommendations regarding soliciting third-party interest in a potential strategic transaction, including a sale of Optimer or a strategic partnership. In the months leading up to the February 26, 2013 Optimer board meeting, Optimer faced a number of challenges, including significant recurring losses and negative cash flows from operations, inconsistent financial performance despite the introduction of new initiatives to enhance patient access to DIFICID and uncertainties created by the ongoing investigation regarding potential violations of certain applicable laws, including the FCPA. Following a discussion that addressed the benefits and potential detriments associated with an evaluation of strategic alternatives, the Optimer board decided to commence an evaluation of a full range of strategic alternatives available to Optimer (referred to as the strategic review process).

        In connection with the Optimer board's decision to conduct the strategic review process, during the February 26, 2013 Optimer board meeting representatives of Sullivan & Cromwell, J.P. Morgan and Centerview also discussed the potential adoption of a limited-duration stockholders' rights plan (referred to as the rights plan). After a full discussion of the principal terms of the rights plan, the fiduciary duties applicable to the adoption of the rights plan, potential market reaction to the adoption of the rights plan and the potential duration and exercise price of the associated rights, the Optimer board determined to adopt the rights plan, which would expire in less than one year, in conjunction with the strategic review process.

        On February 27, 2013, the Optimer board publicly announced the management changes made the previous day, as well as the commencement of the strategic review process and the adoption of the rights plan.

        Beginning in early March 2013, representatives of J.P. Morgan and Centerview made contact with, or were contacted by, 37 parties, including Cubist, that might be interested in exploring a potential strategic transaction with Optimer. Each of the contacted parties was a strategic bidder, although two of the parties are controlled by private equity sponsors. No party that contacted representatives of J.P. Morgan or Centerview regarding the strategic review process was excluded from exploring a strategic transaction with Optimer. J.P. Morgan and Centerview did not contact private equity sponsors because of their views, which they shared with the Optimer board, that private equity sponsors were unlikely to be interested in a transaction due to the expectation of Optimer management of continuing negative cash flow in the future as well as the absence of potential synergies. Of the 37 parties, 19 parties expressed an interest in a potential transaction with Optimer, and each was sent a draft non-disclosure agreement. Between March 21, 2013 and April 29, 2013, 15 of those 19 companies (including the two companies controlled by private equity sponsors) proceeded to negotiate and execute a non-disclosure agreement with Optimer. Cubist executed its non-disclosure agreement with Optimer on April 15, 2013. The four remaining parties that were sent non-disclosure agreements declined to participate in the strategic review process and, thus, did not execute a non-disclosure agreement.

        Beginning on April 7, 2013, after discussion with various Optimer board members and members of Optimer senior management, and at the direction of the Optimer board, representatives of J.P. Morgan and Centerview delivered instructions to each of the 15 parties that had executed a non-disclosure agreement, setting forth procedures and guidelines for submitting non-binding preliminary indications of interest to acquire Optimer. Preliminary indications of interest were requested by April 29, 2013.

        On April 26, 2013, at a meeting of the Cubist board, Cubist management was authorized to submit to Optimer a preliminary indication of interest that valued Optimer at $17.00 per share.

        By May 1, 2013, J.P. Morgan and Centerview had received three non-binding preliminary indications of interest—one from Cubist (submitted to Optimer on April 29, 2013), one from a company we refer to as Company A and one from a company we refer to as Company B. Each of those proposals contemplated an all-cash acquisition of Optimer. The non-binding proposal from Cubist valued Optimer at $17.00 per share, the non-binding proposal from Company A valued Optimer at a range of $17.00 to $19.00 per share and the non-binding proposal from Company B valued Optimer at $13.00 per share. Representatives of J.P. Morgan and Centerview subsequently confirmed that each of the remaining 12 companies that executed non-disclosure agreements declined to submit a non-binding preliminary indication of interest.

        On May 7, 2013, the Optimer board held a meeting that also was attended by certain members of Optimer senior management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell. A representative of Sullivan & Cromwell reviewed with the Optimer board the fiduciary duties of directors in connection with the strategic review process, including a possible sale of Optimer. Representatives of J.P. Morgan and Centerview reviewed the terms of the three non-binding preliminary indications of interest. After discussion, the Optimer board determined, primarily based on the prices provided by the bidders in their non-binding indications of interest, that Cubist and Company A would be invited to conduct full due diligence on Optimer, and that Company B would be invited to conduct additional limited due diligence with a view toward improving its bid in order to participate in the full due diligence process. At that time, members of Optimer senior management also discussed preliminary analyses of certain additional initiatives that could be implemented so that remaining an independent company would be a viable alternative to a sale of Optimer. On May 8, 2013, representatives of J.P. Morgan and Centerview informed representatives of Company A that Company A was invited to conduct full due diligence on Optimer, and informed representatives of Company B that Company B would be invited to conduct additional limited due diligence on Optimer. The next day, a representative from J.P. Morgan informed a representative from Cubist's financial advisor, Morgan Stanley & Co. LLC (referred to as Morgan Stanley), that Cubist was invited to conduct full due diligence on Optimer.

        On May 10, 2013, Optimer filed its Form 10-Q for the quarter ended March 31, 2013. In this Form 10-Q, Optimer stated that, based on its current forecast, it believed that its existing cash and cash equivalents would be sufficient to fund Optimer's requirements through March 31, 2014. However, Optimer noted that if it was not able to achieve its planned revenue, or incurred costs in excess of its forecast, it may be required to substantially reduce discretionary spending or raise additional capital. Optimer also noted that if it is forced to seek additional financing, which could include additional equity financing or funding through other third-party agreements, there could be no assurances that additional financing would be available on favorable terms or otherwise. Furthermore, any equity financing could result in dilution to existing Optimer stockholders.

        On May 11, 2013, Optimer made available to Cubist and Company A non-public material in an electronic data room. After Cubist and Company A had an opportunity to review those materials, they each attended in-person meetings with Optimer management and its representatives. Representatives of Cubist and Morgan Stanley met with Optimer and its representatives on May 22, 2013, and representatives of Company A and its legal and financial advisors met with Optimer and its representatives on May 28, 2013. Both Cubist and Company A subsequently had additional time to review the material in the data room.

        On May 13, 2013, Company B was provided access to a limited portion of the non-public material in the electronic data room, and attended an in-person meeting with Optimer management and its representatives on May 20, 2013, with a view toward sufficiently improving its bid in order to participate in the full due diligence and definitive proposal process.

        Optimer management and its representatives provided responses to numerous additional due diligence requests from Cubist, Company A and Company B on an ongoing basis.

        On May 24, 2013, following its limited due diligence of Optimer, Company B indicated that it was unwilling to substantially increase the $13.00 price provided in its initial non-binding indication of interest. On May 28, 2013, at the prior direction of the Optimer board, and after discussion with Dr. McKinnell, Company B was informed that it was not invited to further participate in the full due diligence process at that time.

        On May 31, 2013, Cubist's Strategy Council (referred to as the Strategy Council), consisting of certain members of Cubist senior management, met to discuss the potential acquisition of Optimer and certain changes to the investment considerations and valuation assumptions with respect to Optimer.

        On June 6, 2013 and June 7, 2013, representatives of Cubist and its outside legal counsel, Ropes & Gray LLP (referred to as Ropes & Gray) conducted due diligence calls with representatives of Sullivan & Cromwell.

        On June 7, 2013, after discussion with certain directors and Optimer management, representatives of J.P. Morgan and Centerview delivered to Cubist and Company A an initial draft merger agreement along with letters setting forth procedures and guidelines for submitting a final, non-binding acquisition proposal to acquire Optimer. Final bids were requested by June 21, 2013.

        On June 10, 2013, a representative of Company A informed Optimer that Company A had decided to withdraw from the strategic process due to Company A's concerns about the long-term growth prospects for DIFICID, the execution complexity of accelerating near-term DIFICID growth and its perceived inability to realize meaningful synergies from a potential transaction with Optimer. As a result, Cubist was the sole remaining third-party participant in the strategic review process.

        On June 11, 2013, representatives of Optimer conducted a due diligence call with representatives of Cubist to discuss Optimer's clinical development plans and budget.

        On June 20, 2013, Cubist's Strategy Council met to further discuss the potential acquisition of Optimer and recommended that Cubist's proposal be lowered to a price of $10.00 per share in cash plus one contingent value right entitling each holder to a one-time payment of $4.00 per share based on the net sales of DIFICID in the United States and Canada. Following that meeting, the transaction committee of the Cubist board had a telephonic meeting and authorized the submission of the revised proposal to Optimer.

        On June 21, 2013, representatives of Cubist notified representatives of J.P. Morgan that Cubist intended to submit a final proposal for an acquisition of Optimer, but that such proposal would be at a price meaningfully lower than its previous indication of interest. That afternoon, Cubist submitted a revised draft merger agreement together with its proposal for an acquisition of Optimer for a price of $10.00 per share in cash plus one contingent value right, entitling each holder to a one-time payment of $4.00 per share if net sales of DIFICID in the United States and Canada exceeded $40 million in any calendar quarter by the end of calendar year 2015. Cubist's draft merger agreement contained, among other things, a requirement that a termination fee in the amount of $22 million be payable by Optimer in certain termination circumstances, including in the event Optimer stockholders did not approve the merger. In addition, Cubist's draft merger agreement contained restrictions that would prohibit Optimer from obtaining financing in the event such financing became necessary or advisable to fund Optimer's cash requirements during the pendency of the merger. Cubist's draft merger agreement also included a closing condition requiring the absence of any litigation relating to the transaction.

        Later that same day, Dr. McKinnell, other Optimer management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell convened telephonically to discuss Cubist's proposal. At the direction of Dr. McKinnell, representatives of J.P. Morgan and Centerview contacted representatives of Company A to invite them to renew their due diligence investigation of Optimer with a view to reconsidering their decision not to make an offer for an acquisition of Optimer.

        On June 22, 2013, the independent directors of the Optimer board, Dr. McKinnell, other Optimer management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell met in New York to discuss the status of the strategic review process. During the discussion, representatives of Sullivan & Cromwell provided a review of the issues presented by Cubist's draft merger agreement, and representatives of J.P. Morgan and Centerview provided a review of Cubist's financial proposal and updated the Optimer board on the last communications the financial advisors conducted with Company A and Company B. The directors determined not to proceed with a transaction with Cubist and expressed their support of the decision to invite Company A to renew its due diligence investigation of Optimer and to submit a revised acquisition proposal. The directors also instructed representatives of J.P. Morgan and Centerview to invite Company B to conduct further due diligence.

        On June 23, 2013, representatives of J.P. Morgan and Centerview invited representatives of Company B to renew their due diligence investigation of Optimer with a view to making an offer for the acquisition of Optimer.

        On June 24, 2013, Company B expressed an interest in returning to the due diligence process with a view toward exploring a transaction with Optimer at the $13.00 per share offer price provided in its initial non-binding indication of interest. Optimer granted Company B full access to the electronic data room later that day. Company B then was subsequently provided with a draft merger agreement and proceeded to conduct diligence on Optimer.

        On June 26, 2013, in response to inquiries by Morgan Stanley, representatives of J.P. Morgan and Centerview contacted representatives of Morgan Stanley and indicated that, unless Cubist was willing to make material improvements to the terms of the proposal it submitted on June 21, 2013, including to both the offer price and the draft merger agreement, Optimer would not continue exploring a transaction with Cubist. The representatives of Morgan Stanley indicated that Morgan Stanley would review this feedback with Cubist and explore whether Cubist would be willing to improve its proposal. At that time, Optimer removed Cubist's access to Optimer's electronic data room. That same day, Company A contacted representatives of J.P. Morgan to inform them that it would not re-enter the strategic review process, even at a price significantly lower than Company A's initial non-binding indication of interest.

        On June 30, 2013, representatives from Morgan Stanley contacted representatives from J.P. Morgan. The representatives from Morgan Stanley indicated that Cubist had considered the feedback on their proposal and determined that while Cubist might be willing to modify selected provisions in its draft merger agreement to address certain concerns of Optimer, it was not willing to improve its offer price at that time. Optimer, Cubist and their respective representatives ceased discussions regarding a potential transaction at that time.

        On July 2, 2013, members of Optimer management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell conducted in-person management presentations with Company B.

        On July 16, 2013, after conducting significant additional due diligence, representatives of Company B informed Centerview that Company B had, again, decided to withdraw from the process because it determined that it was only prepared to offer a price well below its previous $13.00 indication of interest. Later that day, Dr. McKinnell contacted the chief executive officer of Company B to explore whether Company B would submit a revised proposal with the addition of a contingent value right, to which the chief executive officer indicated that he would instruct his financial advisors to contact Optimer's financial advisors. On July 19, 2013, representatives of Company B contacted Centerview to inform Centerview that it was withdrawing from the process because, although Company B did not specify the price at which it was prepared to make an offer, Company B indicated that it was well below the original $13.00 per share offer. On July 22, 2013, the chief executive officer of Company B informed Dr. McKinnell that Company B was, in fact, withdrawing from the process.

        On July 22 and 23, 2013, Dr. McKinnell, along with Optimer management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell, engaged in telephonic discussions regarding the status of the strategic review process. Dr. McKinnell directed representatives from J.P. Morgan and Centerview to re-contact the 12 parties who executed non-disclosure agreements, but declined to submit first-round bids, which they did.

        On July 23, 2013, prior to any further contact by Optimer or its representatives, Cubist re-approached Optimer with renewed interest in a potential transaction. Mr. Bonney contacted Dr. McKinnell to inquire about the status of Optimer's strategic review process and to determine if an opportunity might exist for Cubist to re-engage with Optimer regarding a potential transaction. Dr. McKinnell told Mr. Bonney that Cubist would have to improve the consideration it was willing to offer and make significant modifications to the draft merger agreement. Dr. McKinnell indicated that Optimer might be amenable to moving forward with a transaction having a value of $10.75 in cash per share plus a contingent value right entitling each holder to a one-time cash payment of $5.00 per contingent value right if DIFICID achieved certain net sales levels, and Mr. Bonney indicated that Cubist would likely be amenable to those terms. Mr. Bonney also proposed an extension to the co-promotion agreement that was set to expire on July 31, 2013. Mr. Bonney indicated that Cubist would submit a revised proposal on July 25, 2013.

        On July 24, 2013, Optimer provided access to its electronic data room to Cubist so that Cubist could proceed with its due diligence of Optimer.

        On July 25, 2013, Ropes & Gray submitted a revised draft of the merger agreement and a draft agreement governing the contingent value rights. Cubist's draft merger agreement was substantially identical to the draft initially provided on June 21, except that the definition of "material adverse effect" had been narrowed. Cubist's draft CVR agreement contemplated a one-time cash payment of $5.00 per contingent value right in the event net sales of DIFICID in the United States and Canada from and including July 1, 2013, through December 31, 2015, cumulatively exceeded $300,000,000, did not contemplate the public listing of the contingent value rights and did not impose on Cubist any standard of efforts to achieve the net sales level required to trigger a payment to the holders of contingent value rights.

        Also on July 25, 2013, Optimer conducted a telephonic due diligence meeting with one of the 12 companies that had been re-contacted after executing a non-disclosure agreement but failing to submit a first round bid. We refer to this company as Company C. The day after the telephonic due diligence meeting, Company C informed representatives of J.P. Morgan and Centerview that it had not changed its mind, and would not submit a bid.

        On July 26, 2013, another of the 12 companies that was re-contacted, a company we refer to as Company D, orally indicated to representatives of Centerview that it was willing to explore a merger-of-equals transaction on an all-stock basis, but that prior to entering into any definitive agreement, it would require several weeks to conduct due diligence on Optimer. None of the other 12 parties that were contacted on or following July 23, 2013 expressed an interest in pursuing a transaction with Optimer.

        Also on July 26, 2013, after discussion with Dr. McKinnell and members of Optimer senior management, representatives of Sullivan & Cromwell circulated a revised draft merger agreement to representatives of Ropes & Gray. Optimer's revised merger agreement contemplated a quarterly $25 million "ticking fee" payable by Cubist each quarter that the merger agreement remained outstanding but during which the deal was not consummated. Optimer's revised merger agreement also provided that the termination fee payable by Optimer in certain circumstances would be $15 million. Optimer's revised merger agreement further contemplated Nasdaq listing of the contingent value rights and provided Optimer with the ability to terminate the merger without penalty in the event that Optimer stockholders voted against the merger, unless an acquisition proposal pending at the time of the stockholder meeting was consummated within 12 months of termination of the merger agreement. That same day, Cubist management and representatives of Ropes & Gray discussed with Optimer management and representatives of Sullivan & Cromwell Cubist's unwillingness to pay such a ticking fee in the event of a closing delay but expressed a willingness to provide interim funding to Optimer in exchange for preferred stock. On that same day, representatives from Optimer and Cubist conducted a telephonic due diligence meeting to discuss Optimer's operations.

        Also on July 26, 2013, the transaction committee of the Cubist board met to discuss the terms of the proposed acquisition of Optimer and authorized Cubist management to proceed with the transaction.

        On July 27, 2013, representatives of Ropes & Gray circulated a revised draft of the merger agreement to representatives of Sullivan & Cromwell, which draft included a term sheet setting forth certain key terms of the interim financing to be provided to Optimer by Cubist. Cubist's term sheet contemplated quarterly issuances by Optimer to Cubist of $25 million of shares of preferred stock during the pendency of any merger between the parties in exchange for cash consideration payable to Optimer, up to a potential total of $75 million. Cubist's draft merger agreement also included a termination fee of $20 million, expanded certain aspects of the non-solicitation covenant, granted Cubist certain matching rights before the Optimer board could effect a change of recommendation or enter into a superior proposal, required Optimer to pay Cubist expense reimbursement in an amount up to $5.25 million if the merger agreement was terminated due to the merger agreement not having received the requisite vote at the stockholder meeting and included a closing condition relating to the existence of any pending legal proceeding brought by a governmental entity challenging the merger. That same day, representatives of Sullivan & Cromwell sent a revised draft of the CVR agreement to representatives of Ropes & Gray, which included changes required in order for the contingent value rights to be publicly traded, as well as the addition of an efforts standard imposed on Cubist to achieve the net sales level required to trigger a payment to the holders of contingent value rights.

        On July 28, 2013, Dr. McKinnell and Mr. Bonney had a telephonic discussion in which Dr. McKinnell relayed Optimer's position on certain key transaction terms. Following that call, representatives of Sullivan & Cromwell sent to representatives of Cubist and representatives of Ropes & Gray a revised draft of the merger agreement reflecting Optimer's updated positions. Optimer's revised draft included changes to certain terms of the interim financing, including that the preferred stock would be convertible into shares of Optimer common stock no earlier than one year after the termination of the merger agreement under certain circumstances. Optimer's draft merger agreement also included a termination fee of $15 million, limited the scope of the non-solicitation covenant applicable to Optimer and required Cubist to register the contingent value rights. In addition, Optimer's draft merger agreement did not provide Cubist with any expense reimbursement if the merger agreement was terminated due to the merger agreement not having received the requisite vote at the stockholder meeting and had no condition to closing with respect to any pending legal proceeding brought by a governmental entity challenging the merger.

        Also on July 28, 2013, representatives of Ropes & Gray provided to representatives of Sullivan & Cromwell a draft amendment to the existing co-promotion agreement between Cubist and Optimer, providing for the extension of the existing co-promotion agreement until July 31, 2014, unless the merger agreement was terminated earlier, as well as documentation proposing quarterly net sales targets and sales bonuses for the co-promotion agreement. The draft amendment proposed, among other things, that in the event Optimer terminated the merger agreement to enter into a superior proposal, Optimer would be required to pay to Cubist the full amount of certain quarterly sales target bonuses irrespective of whether the sales targets were actually achieved.

        Later that day, the Optimer board convened a meeting, which included representatives of J.P. Morgan, Centerview, Sullivan & Cromwell and members of Optimer senior management, to discuss the alternatives available to Optimer, including the terms of Cubist's most recent offer. Representatives of J.P. Morgan and Centerview discussed the status of the strategic review process and reviewed with the Optimer board their valuation analyses with respect to the contingent value right Cubist had proposed, based on financial projections provided by Optimer management. The Optimer board and its financial advisors discussed their views on Optimer's ability to meet the cumulative net sales level proposed by Cubist in the CVR agreement, and considered several potential alternative proposals to the terms of the CVR agreement that Optimer could make to further increase the likelihood that a payment would be triggered thereunder. The Optimer board also discussed, among other things, the risk that disruption to Optimer's operations could result from a decision to enter into a merger agreement. Specifically, the Optimer board discussed the challenges of operating Optimer during an interim period pending the closing of any merger, which would typically involve complying with interim operating covenants, as well as the difficulty of maintaining an effective sales force during a transition period. The representatives of Sullivan & Cromwell reviewed the history of negotiations with Cubist to date and the Optimer board's fiduciary duties in connection with its evaluation of Cubist's proposal. After a full discussion and considering the issues, the Optimer board directed representatives of Sullivan & Cromwell to continue to negotiate terms of the various agreements with representatives of Ropes & Gray.

        The Optimer board also discussed the interest expressed by Company D and evaluated the proposal's strengths and uncertainties, including that due diligence had not yet been conducted and that, following due diligence, every other company either declined to bid or significantly reduced their bid. The Optimer board ultimately concluded that Company D's then-current proposal was inferior to Cubist's then-current proposal, but that if Optimer and Cubist were unable to reach a definitive agreement within the next few days, the Optimer board would reach out to Company D to explore the commencement of due diligence. The Optimer board also discussed the possibility of continuing as a stand-alone entity, including Optimer management's belief that as a stand-alone company, cash flows would remain negative for a period of time, raising capital to fund continuing operations would be challenging and that Optimer would likely experience increased turnover of personnel. The Optimer board ultimately concluded that the proposal to remain as a stand-alone company was inferior to Cubist's current proposal.

        Also on July 28, 2013, the Cubist board met to review and discuss the terms of the proposed transaction. Cubist senior management and representatives of Ropes & Gray and Morgan Stanley provided input to the Cubist board relating to the proposed transaction. After a full discussion, the Cubist board approved the terms of the proposed transaction and delegated authority to Mr. Bonney to negotiate the final terms.

        On July 29, 2013, the Optimer board met with members of Optimer senior management and with representatives of J.P. Morgan, Centerview and Sullivan & Cromwell. The representatives of Sullivan & Cromwell provided the Optimer board with an overview of its fiduciary duties. Representatives of J.P. Morgan and Centerview presented a detailed review of the entire strategic review process, including a review of the parties contacted by them in the early stages of the process, as well as the various developments that had occurred since Optimer launched the process. Representatives of J.P. Morgan and Centerview then provided to the Optimer board a detailed financial overview of Cubist's proposal, including a discussion of the implied multiples of certain financial metrics represented by the offer price, based, in part, on the financial projections provided by Optimer management, which reflected Optimer management's then-current expectations for future operating results, including, among other things, projected lower future operating results compared to the Optimer management projections considered in June 2012 and December 2012 in part due to the challenges Optimer had faced in connection with the commercialization of DIFICID; further details on these projections are described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus. The Optimer board also discussed the cumulative net sales level proposed by Cubist relating to the contingent value rights and alternatives to entering into an acquisition agreement. Questions were asked by the directors and a full discussion by the Optimer board ensued.

        During the Optimer board meeting on July 29, 2013, the financial advisors also presented the Optimer board with a public market perspectives overview, a detailed presentation about the financial analysis of the projections provided by Optimer management, including that the projections of Optimer management projected cumulative net sales of DIFICID in the United States and Canada between July 1, 2013 and December 31, 2015 in amounts that exceed the $300 million cumulative net sales target that would be required to be achieved in order for holders of contingent value rights to receive the maximum $5.00 per contingent value right payment, as well as a discounted cash flow analysis and other financial comparison information. Further details on the financial advisors' analysis is described under the section entitled, "The Merger—Opinions of Optimer's Financial Advisors" beginning on page 57 of this proxy statement/prospectus. Representatives of Centerview also discussed with the Optimer board the verbal expression of interest it had received from Company D. The Optimer board asked numerous questions about the benefits and risks of engaging with Company D, including the necessary due diligence investigation that Optimer would have to conduct on Company D prior to moving forward with a transaction. Dr. McKinnell updated the Optimer board on communications he had with Mr. Bonney. The issues Dr. McKinnell and Mr. Bonney discussed included whether Optimer would be obligated to cover Cubist's transaction expenses in the event that Optimer stockholders declined to approve the merger, the conditions of each party to close the transaction, terms of the interim financing, certain features of the contingent value right, terms of the proposed amendment to the co-promotion agreement and Cubist's willingness to resolve regulatory challenges to the merger. After a full discussion, the Optimer board instructed Dr. McKinnell to continue to negotiate the terms of the contingent value right to provide increased probability that a contingent value right payout would be triggered and to ensure that the proposed terms of the preferred stock contemplated to become part of an interim financing arrangement did not enable Cubist to purchase Optimer common stock at a discount.

        Later that morning, representatives of Sullivan & Cromwell, on the instruction of the Optimer board and members of Optimer senior management, had conversations by telephone with representatives of Ropes & Gray to discuss the draft merger agreement, including the key terms of the interim financing. Representatives of Ropes & Gray subsequently delivered a revised draft of the merger agreement to representatives of Sullivan & Cromwell reflecting additional changes to certain provisions in the merger agreement and key terms of the interim financing that were still being negotiated. Cubist's draft merger agreement included a termination fee of $18 million, contemplated registering the contingent value rights and resolved Optimer's concern about Cubist's willingness to resolve regulatory challenges to the merger. Under the revised key terms of the interim financing, in the event of a termination of the merger agreement due to a breach by Cubist, the preferred stock would be redeemable in exchange for nominal consideration. In all other instances, the preferred stock would be convertible into shares of Optimer common stock based on the value of Optimer common stock at the time of conversion, subject to certain restrictions. Representatives of Sullivan & Cromwell also provided representatives of Ropes & Gray a revised draft of the co-promotion agreement which provided, among other things, that in the event of the termination of the merger agreement for any reason, the quarterly net sales targets and sales bonuses agreed to by the parties would be prorated up to the time of termination and the sales bonuses would only be payable if they were actually achieved.

        On that same day, Dr. McKinnell and Mr. Bonney held a telephonic discussion in which Dr. McKinnell proposed changes to the CVR agreement, whereby the term in which the contingent value right milestone could be achieved would be extended or the trigger cumulative net sales level would be reduced. Mr. Bonney refused to accept those changes but suggested introducing two lower cumulative net sales triggers to allow holders of contingent value rights to receive a $3.00 per contingent value right payment if a $250 million cumulative net sales level was achieved or a $4.00 per contingent value right payment if a $275 million cumulative net sales level was achieved. Dr. McKinnell informed Mr. Bonney that he was inclined to recommend to the Optimer board that it accept Mr. Bonney's suggested changes to the CVR agreement. Early on the morning of July 30, 2013, at the direction of Dr. McKinnell, representatives of Sullivan & Cromwell sent to representatives of Ropes & Gray a revised draft of the CVR agreement reflecting the introduction of the two lower cumulative net sales triggers allowing holders of contingent value rights to receive a payment of $3.00 or $4.00 per contingent value right if a $250 million cumulative net sales level or a $275 million cumulative net sales level was achieved, respectively.

        Over the course of July 30, 2013, representatives Sullivan & Cromwell, in accordance with guidance provided by the Optimer board, continued to negotiate the final terms of the merger agreement and the amendment to the co-promotion agreement with representatives of Ropes & Gray, including the terms of the interim financing. That same day, representatives of Sullivan & Cromwell delivered revised drafts of the merger agreement to representatives of Cubist reflecting additional changes to certain provisions of the merger agreement and the terms of the interim financing. Optimer's draft merger agreement required Cubist to prepare and submit to Nasdaq an application covering the contingent value rights and to use its reasonable best efforts to cause the contingent value rights to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time and thereafter to cause such listing to be maintained for so long as any contingent value rights remain outstanding, which listing would survive the consummation of the merger.

        Later that day, the Optimer board met telephonically along with members of Optimer senior management and representatives of J.P. Morgan, Centerview and Sullivan & Cromwell. Representatives of Sullivan & Cromwell provided the Optimer board with an overview of the Optimer board's fiduciary duties in connection with evaluating the merger agreement, which had been distributed to the Optimer board members in advance of the meeting. Representatives of Sullivan & Cromwell reviewed the material terms of the merger agreement, the CVR agreement and the amendment to the co-promotion agreement with Cubist. Representatives of each of J.P. Morgan and Centerview then delivered to the Optimer board their respective oral fairness opinions, which were confirmed by delivery of written opinions dated July 30, 2013, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing the applicable opinion, the consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. After a full discussion by the Optimer board, the Optimer board (except for one director, Dr. Michael Chang, who was not present) voted to approve the merger.

        Shortly thereafter, Optimer and Cubist announced that they had agreed to enter into an agreement and plan of merger, whereby Cubist will acquire all of the outstanding shares of Optimer common stock for per share consideration of $10.75 in cash and one contingent value right entitling holders to receive an additional one-time cash payment of up to $5.00 for each share if certain cumulative net sales of DIFICID or other products containing fidaxomicin are achieved.

Reasons for the Merger

  Optimer's Reasons for the Merger

        The Optimer board, at a meeting held on July 30, 2013: (i) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement, are fair to and in the best interests of Optimer and Optimer stockholders; (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the interim financing contemplated by the merger agreement; and (iv) recommended the adoption of the merger agreement by Optimer stockholders at a meeting of Optimer stockholders duly called and held for such purposes.

        In evaluating the merger agreement and the transactions contemplated thereby, including but not limited to the interim financing contemplated by the merger agreement, the Optimer board consulted with members of Optimer senior management and Optimer's outside financial and legal advisors at various times and considered a number of factors, including the following principal factors (not in any relative order of importance) that the Optimer board believes supports its decision:

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  the fact that Optimer had conducted a lengthy, wide-ranging, public process to elicit interest from prospective buyers of Optimer over an extended period of time (as more fully described in the section entitled, "The Merger—Background of the Merger" beginning on page 38 of this proxy statement/prospectus). The process relating to the possible sale of Optimer, which was managed and conducted with the assistance of two nationally-recognized financial advisors, was announced publicly on February 26, 2013, and resulted in contacts with 37 parties, 15 of which signed non-disclosure agreements. Only three of those 15 companies submitted non-binding indications of interest. Following due diligence conducted by each of those three companies, Cubist was the only company to submit a definitive proposal to acquire Optimer. In light of the extensive process that had been employed, the Optimer board and its financial advisors believed that it was unlikely that a more attractive proposal would be forthcoming from any other bidder;

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  the fact that the per share merger consideration will provide Optimer stockholders with immediate fair value, in cash and a registered and tradable CVR, for their shares of Optimer common stock, while limiting long-term business risk and while also providing Optimer stockholders with increased certainty of value for their shares of Optimer common stock;

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  the fact that the $10.75 cash portion of the per share merger consideration, without regard to the value of the CVR, represents a 0.3% premium to the closing price of Optimer common stock on February 26, 2013, the last trading day prior to the announcement that the Optimer board, together with members of Optimer senior management, would conduct the strategic review process;

  •
  in addition to cash, each Optimer stockholder will receive SEC-registered and transferable and tradeable CVRs, which provide Optimer stockholders an opportunity to realize additional value by trading those CVRs on Nasdaq or, to the extent certain cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada are achieved, through an additional cash payment under the terms of the CVRs of up to a maximum of $5.00 per CVR;

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  the fact that the forecasts of Optimer management and consensus equity research analyst estimates projected cumulative net sales of DIFICID in the United States and Canada between July 1, 2013 and December 31, 2015 in amounts that exceed the $300 million cumulative net sales milestone that is required to be achieved in order for CVR holders to receive the maximum $5.00 per CVR payment and, further, that even if the $300 million cumulative net sales milestone is not achieved with respect to DIFICID and other products containing fidaxomicin in the United States and Canada, each CVR provides for payments in the event such cumulative net sales reach $250 million (at $3.00 per CVR) or $275 million (at $4.00 per CVR) during such period;

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  the fact that, when assuming that CVR holders receive the maximum $5.00 per CVR payment on a payment date of January 15, 2016, as implied by the forecasts of Optimer management, as well as the assumption made by J.P. Morgan and Centerview of a discount rate of 11.0% based upon each of J.P. Morgan's and Centerview's analysis of Optimer's weighted average cost of capital and each of J.P. Morgan's and Centerview's experience and professional judgment, J.P. Morgan and Centerview calculated the present value of a CVR to be approximately $3.87 as of July 31, 2013 and the combined value, on a per share basis, of the $10.75 per share cash consideration and the calculated net present value of a CVR to be $14.62, which represents a 36.4% premium to the closing price of Optimer common stock on February 26, 2013, the last trading day prior to the announcement that the Optimer board, together with members of Optimer senior management, would conduct the strategic review process, and a 4.7% premium to the closing price of Optimer common stock on July 26, 2013;

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  the Optimer board's belief that, as a result of extensive negotiations, it and its advisors had obtained Cubist's best and final offer, and that, as of the date of the merger agreement, the per share merger consideration represented the highest consideration per share of Optimer common stock reasonably obtainable;

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  the fact that, in the months leading up to the Optimer board's decision to commence the strategic review process on February 26, 2013, Optimer faced a number of challenges, including significant recurring losses and negative cash flows from operations, inconsistent financial performance despite the introduction of new initiatives to enhance patient access to DIFICID and uncertainties created by the ongoing investigation regarding potential violations of certain applicable laws, including the FCPA;

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  the fact that Optimer's reported earnings for the first quarter of 2013, reported on May 9, 2013, showed flat sales relative to Optimer's results for the fourth quarter of 2012 despite the introduction of new initiatives to enhance patient access to DIFICID;

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  the fact that Optimer has only one product, DIFICID, and that its cash position limits the ability to which it could acquire or invest in other indications, products, technologies or businesses;

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  the fact that the value offered to Optimer stockholders in the merger is more favorable to Optimer stockholders than the potential value of remaining an independent public company, given Optimer's operating history;

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  the fact that, without the interim financing or another source of alternative financing, Optimer believes that its existing cash and cash equivalents would not be sufficient to fund Optimer's cash requirements beyond March 31, 2014;

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  the fact that, if Optimer determined to proceed on a stand-alone basis, the Optimer board, members of Optimer senior management and Optimer's financial advisors believed that it would have needed to raise additional funding to finance ongoing operations, that significant additional funding would be needed to fund additional investments in order to accelerate Optimer's growth and that funding, if available, would have been at a price meaningfully below the $10.72 closing price of Optimer common stock on February 26, 2013, thereby diluting current Optimer stockholders;

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  the fact that, since the beginning of 2012, there have been several changes to the Optimer senior management team, including the appointment of a new chief executive officer, chief financial officer, chief operating officer, and general counsel and chief compliance officer, among others, and a determination by Optimer to proceed on a stand-alone basis could involve further additions or changes to the Optimer senior management team;

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  that the interim financing provided by Cubist in connection with the execution of the merger agreement would satisfy Optimer's immediate financing needs, and without entering into the merger agreement, the interim financing would not have been provided. The interim financing consists of Optimer making quarterly $25 million issuances of non-voting senior preferred stock in exchange for cash consideration payable by Cubist, up to $75 million in the aggregate;

  •
  the oral opinions of J.P. Morgan and Centerview, delivered to the Optimer board on July 30, 2013, which were confirmed by delivery of written opinions dated July 30, 2013, that, as of such date and based upon and subject to the factors and assumptions set forth in each opinion, the consideration to be paid to the holders of Optimer common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described under the sections entitled, "The Merger—Opinions of Optimer's Financial Advisors—Opinion of J.P. Morgan" and "The Merger—Opinions of Optimer's Financial Advisors—Opinion of Centerview", beginning on page 57 and page 59 of this proxy statement/prospectus, respectively. The full text of each of the written opinions of J.P. Morgan and Centerview, dated July 30, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the applicable opinion, is attached as Annex C and Annex D, respectively, to this proxy statement/prospectus;

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  the ability of the Optimer board to terminate the merger agreement to enter into an alternative acquisition agreement with respect to a superior proposal, subject to certain conditions (including certain rights of Cubist to have an opportunity to match the superior proposal and the payment of the termination fee), as described under the sections entitled, "The Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 84 of this proxy statement/prospectus and "The Merger Agreement—Termination Fee" beginning on page 97 of this proxy statement/prospectus;

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  the rights of Optimer stockholders to demand appraisal of their shares of Optimer common stock and receive payment of the "fair value" of such shares pursuant to Section 262 of the DGCL if they comply in all respects with Section 262 of the DGCL; and

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  the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

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  the fact that there is no financing or due diligence condition to the completion of the merger in the merger agreement;

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  the terms of the merger agreement requiring Cubist to take certain actions to remove statutory bars to the consummation of the merger, as more fully described in the section entitled, "The Merger Agreement—Filings; Other Actions; Notification" beginning on page 87 of this proxy statement/prospectus;

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  the reputation of Cubist and its familiarity with Optimer through the parties' co-promotion agreement;

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  Cubist's history of successfully completing acquisition transactions; and

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  the terms of the merger agreement entitling the parties to an injunction or injunctions to prevent breaches thereof and to specifically enforce the terms and provisions of the merger agreement.

        In reaching its determinations and recommendations described above, the Optimer board also considered the following potentially negative factors:

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  the fact that the $10.75 cash portion of the per share merger consideration, without regard to the value of the CVR, represents a 23.0% discount to the closing price of Optimer common stock on July 26, 2013;

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  if the merger is consummated, Optimer stockholders will receive the per share merger consideration primarily in cash and will have only a limited opportunity to benefit from future cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada through the CVR. Without purchasing shares of Cubist, Optimer stockholders will not have an opportunity to (i) participate in future growth of Optimer or the combined company or (ii) benefit from any potential future appreciation in the value of shares of Optimer common stock, including any value that could be achieved if Optimer engages in future strategic or other transactions;

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  since the per share merger consideration consists, in part, of a CVR (which is an unsecured obligation of Cubist), Optimer stockholders are subject to the risk, with respect to the portion of the per share merger consideration represented by the CVR, that there may be limitations on Cubist's ability to pay the CVR payment amount due if and when it becomes payable and, the conditions under which the CVRs become payable under the CVR agreement may never be realized;

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  the fact that significant costs are involved in connection with entering into and completing the merger and substantial time and effort of members of Optimer senior management are required to complete the merger, potentially resulting in disruptions to the operation of Optimer's business;

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  the regulatory and other approvals required in connection with the merger;

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  the fact that the announcement and pendency of, or the failure to successfully consummate, the transactions contemplated by the merger agreement may cause substantial harm to relationships with Optimer's employees and business partners and may divert management and employee attention away from the day-to-day operation of Optimer's business;

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  the fact that the merger agreement imposes restrictions on soliciting competing acquisition proposals from third parties;

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  that the merger agreement imposes restrictions on the conduct of Optimer's business between the signing of the merger agreement and the closing of the transactions contemplated thereby, requiring Optimer to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent Optimer from undertaking business opportunities that may arise pending completion of the merger; and

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  that the receipt of the per share merger consideration payable in the merger will generally be taxable to Optimer stockholders that are United States holders for United States federal income tax purposes.

        The foregoing discussion of the information and factors considered by the Optimer board is not intended to be exhaustive, but includes certain material factors considered by the Optimer board during the strategic review process. In view of the variety of factors considered, the Optimer board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have afforded different weights to different factors. The Optimer board based its recommendation on the totality of the information presented.

  Cubist's Reasons for the Merger

        The Cubist board unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger, the Cubist board consulted with Cubist management and outside legal and financial advisors to Cubist. In determining to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, the Cubist board considered numerous factors that the Cubist board believes supports its decision, including the following:

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  the belief that Cubist is uniquely positioned to maximize the full potential of DIFICID, Optimer's core product, given Cubist's co-promotion of DIFICID and focus on the acute care and hospital environments;

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  Optimer has talented employees with substantial experience in clinical and regulatory research and development related to its technology that Cubist believes will be a significant competitive advantage for Cubist;

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  the $10.75 cash portion of the per share merger consideration is fixed and will not be adjusted for fluctuations in the market price of Optimer common stock, or the overall level of the equity markets;

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  the fact that the CVRs will require Cubist to pay additional consideration only upon achievement of certain net sales milestones of DIFICID and other products containing fidaxomicin, and on the other terms and conditions specified in the CVR agreement;

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  the knowledge of the current environment in the pharmaceutical industry generally, including economic conditions, competitive pressures, and the impact of these factors on the potential growth, development and strategic options of Cubist and Optimer;

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  the understanding of the complementary businesses of Cubist and Optimer, and the potential cost savings and other synergy opportunities such as an increase in the number of global customers, as well as the related potential impact on Cubist's financial results and prospects;

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  the ability of Cubist to terminate the merger agreement and receive a termination fee if the Optimer board changes or withdraws the Optimer recommendation under certain circumstances, as described in the section, entitled, "The Merger Agreement—Termination" beginning on page 95 of this proxy statement/prospectus and the other terms and conditions of the merger agreement; and

  •
  current industry, economic and market conditions and trends, including Optimer's market position.

        The Cubist board also considered a number of potentially negative factors in its deliberations considering the merger, including:

  •
  the possible disruption to Cubist's business that may result from the merger, including the resulting distraction of the attention of the management of Cubist, and the costs and expenses associated with completing the merger;

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  the understanding of the regulatory and other approvals required in connection with the merger, and the risk that Cubist or Optimer may be unable to obtain such approvals;

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  the risks that the potential benefits, synergies and cost savings sought in the merger may not be realized or may not be realized within the expected time period, and that the cost of achieving such benefits, synergies and savings may be significantly higher than estimated;

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  the ability of Cubist and Optimer to successfully protect and enforce their respective intellectual property rights;

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  the fact that Cubist has incurred, and will continue to incur, significant transaction costs and expenses in connection with the proposed transaction, regardless of whether or not the merger is consummated;

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  the potential that Cubist will have to divest one of its own products in development in order to obtain necessary regulatory approval and complete the merger;

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  the existence of low-cost generic products that compete with DIFICID;

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  the potential challenges and costs for Cubist to carry out the concurrent acquisition of Trius; and

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  the other risks with respect to Cubist described in the section entitled, "Risk Factors" beginning on page 20 of this proxy statement/prospectus.

        In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Cubist board did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. In addition, individual members of the Cubist board may have given differing weights to different factors. The Cubist board conducted an overall analysis of the factors described above, including through discussions with, and inquiry of, the management of Cubist and outside legal and financial advisors regarding certain of the matters described above. It should be noted that this explanation of Cubist's reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled, "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 28 of this proxy statement/prospectus.

  Certain Optimer Forecasts

        Optimer does not, as a matter of course, publicly disclose earnings forecasts. However, in connection with the evaluation of a possible transaction involving Optimer, Optimer provided J.P. Morgan, Centerview and the Optimer board with certain non-public financial forecasts covering multiple years that were prepared by management of Optimer and were not for public disclosure.

        A summary of these financial forecasts is presented in this document, but is not being included to influence your decision whether to vote for or against the adoption of the merger agreement, and is being included because financial forecasts were made available to J.P. Morgan and Centerview and the Optimer board. The inclusion of this information should not be regarded as an indication that the Optimer board, its advisors or any other person considered, or now considers, such financial forecasts to be material or to be a reliable prediction of actual future results, and these financial forecasts should not be relied upon as such. The internal financial forecasts are subjective in many respects. There can be no assurance that these internal financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and such information, by its nature, becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the internal financial forecasts in this proxy statement/prospectus should not be relied on as predictive of actual future events.

        In addition, the internal financial forecasts were not prepared with a view toward public disclosure or toward complying with United States generally accepted accounting principles (referred to as GAAP), the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Optimer's independent public accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the internal financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the internal financial forecasts.

        The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, Optimer management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this registration statement relates to the Cubist historical financial information. It does not extend to the prospective financial information and should not be read to do so.

        The prospective financial information included in this registration statement and proxy statement/prospectus forming a part thereof has been prepared by, and is the responsibility of, Optimer management. Ernst & Young LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports incorporated by reference in this registration statement and proxy statement/prospectus forming a part thereof relate to the Optimer historical financial information. Such reports do not extend to the prospective financial information and should not be read to do so.

        These internal financial forecasts were based on numerous variables and assumptions that were deemed to be reasonable as of late July 2013, when the projections were finalized. The amounts presented in the table below represent a forecast for operating results, do not include any merger-related expenses or research and development expenses associated with DIFICID lifecycle management expansion opportunities, other than the current prophylaxis trial in bone marrow transplant patients, and assume that the co-promotion agreement with Cubist would not be extended beyond its original expiration date of July 31, 2013. Such amounts also necessarily contain assumptions regarding future pricing and market penetration rates. The assumptions on which these internal financial forecasts are based are inherently uncertain and may be beyond the control of Optimer. Important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Optimer's business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled, "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 28 of this proxy statement/prospectus. In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Optimer's business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the internal financial forecasts were prepared. Optimer has not prepared revised forecasts to take into account other variables that may have changed since late July 2013. Accordingly, there can be no assurance that these internal financial forecasts will be realized or that Optimer's future financial results will not materially vary from these internal financial forecasts.

        Optimer does not assume responsibility if future results are materially different from the internal financial forecasts set forth below. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such internal financial forecasts were made. Optimer has not updated, and does not intend to update or otherwise revise, the internal financial forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such internal financial forecasts were based are shown to be in error. Optimer has made publicly available its actual results of operations for the fiscal quarters ended March 31, 2013, and June 30, 2013, and Optimer stockholders are urged to review carefully Optimer's Quarterly Reports on Forms 10-Q for such periods, which are incorporated by reference into this proxy statement/prospectus.

        The internal financial forecasts are forward-looking statements. For information on factors that may cause Optimer's future financial results to materially vary, see the section entitled, "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 28 of this proxy statement/prospectus.

        The following is a summary of Optimer's internal financial forecasts prepared by Optimer management and given to J.P. Morgan and Centerview and the Optimer board, as well as their respective advisors.

 Summary Financial Forecasts(1)

Fiscal Year	Net Product Sales (U.S. and Canada)	Net Revenues		Operating Income (Loss)	Free Cash Flow(2)
2013E	$77	$81		$(130)	$(151)
2014E	$109	$131	(3)	$(81)	$(103)
2015E	$178	$210		$(6)	$(24)
2016E	$298	$346		$118	$34
2017E	$326	$407		$175	$100
2018E	$353	$408		$187	$117
2019E	$378	$451		$236	$152
2020E	$381	$455		$238	$159
2021E	$383	$485		$261	$179
2022E	$382	$473		$242	$166
2023E	$380	$483		$246	$172
2024E	$375	$502		$257	$187
2025E	$105	$209		$146	$178
2026E	$73	$180		$140	$120
2027E	$57	$165		$136	$110
2028E	$16	$38		$32	$27

Notes:

(1)
Dollar values in millions.

(2)
Free Cash Flow excludes the value of Optimer's net operating loss carryforwards, which, as of the fiscal year ended December 31, 2012, are estimated to be approximately $184 million.

(3)
Includes estimated one-time milestone payments of approximately $8 million.

Opinions of Optimer's Financial Advisors

  Opinion of J.P. Morgan

        Pursuant to an engagement letter dated May 2, 2012, Optimer retained J.P. Morgan as its financial advisor in connection with the merger.

        At the meeting of the Optimer board on July 30, 2013, J.P. Morgan rendered its oral opinion to the Optimer board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its July 30, 2013, oral opinion by delivering its written opinion to the Optimer board, dated July 30, 2013, that, as of such date, the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Optimer board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

        The full text of the written opinion of J.P. Morgan dated July 30, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Optimer stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the Optimer board, is directed only to the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger and does not constitute a recommendation to any Optimer stockholder as to how such stockholder should vote with respect to the merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed the merger agreement, including the form CVR agreement attached as an annex thereto;

  •
  reviewed certain publicly available business and financial information concerning Optimer and the industries in which it operates;

  •
  compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

  •
  compared the financial and operating performance of Optimer with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Optimer common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by Optimer management relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        J.P. Morgan also held discussions with certain members of Optimer management with respect to certain aspects of the merger, the past and current business operations of Optimer, the financial condition and future prospects and operations of Optimer and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Optimer or otherwise reviewed by or for J.P. Morgan and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Optimer or Cubist under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Optimer to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by Optimer and Cubist in the merger agreement and the related agreements were, and will be, true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Optimer with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Optimer or on the contemplated benefits of the merger.

        The projections furnished to J.P. Morgan and described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus were prepared by Optimer management. Optimer does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the merger and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Optimer management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        J.P. Morgan's opinion, necessarily, is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan's opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Optimer or as to the underlying decision by Optimer to engage in the merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the merger, or any class of such persons relative to the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) in the merger or with respect to the fairness of any such compensation. J.P. Morgan also has expressed no opinion as to the price at which the CVRs will trade at any future time.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan.

  Miscellaneous

        As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Optimer with respect to the merger on the basis of such experience and its familiarity with Optimer.

        During the two years preceding the date of J.P. Morgan's opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Optimer or Cubist. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Optimer or Cubist for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

  Opinion of Centerview

        Pursuant to an engagement letter dated December 21, 2012, Optimer retained Centerview as its financial advisor in connection with the merger.

        At the meeting of the Optimer board on July 30, 2013, Centerview delivered to the Optimer board its oral opinion, subsequently confirmed in a written opinion dated July 30, 2013, that, as of the date of the opinion, based upon and subject to the various assumptions and limitations set forth in the written opinion, the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

        The full text of the written opinion of Centerview, dated July 30, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the Optimer board (in their capacity as directors and not in any other capacity) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses the fairness, from a financial point of view, as of the date thereof, to the holders of Optimer common stock (other than excluded shares) of the per share merger consideration to be paid to such holders pursuant to the merger agreement. Centerview's opinion does not address any other term or aspect of the merger agreement or the merger and does not constitute a recommendation to any Optimer stockholder as to how any such stockholder or any other person should vote with respect to the merger or otherwise act with respect to the merger or any other matter. Centerview has consented to the inclusion of a copy of its written opinion as Annex D to this proxy statement/prospectus. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

        Holders of Optimer common stock are encouraged to carefully read the written opinion of Centerview described above in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion.

        In connection with its opinion, Centerview reviewed, among other things:

  •
  the merger agreement, including the form CVR agreement attached as an annex thereto;

  •
  Annual Reports on Form 10-K of Optimer for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

  •
  certain interim reports to holders of Optimer common stock and Quarterly Reports on Form 10-Q of Optimer;

  •
  certain publicly available equity research analyst reports for Optimer;

  •
  certain other communications from Optimer to holders of Optimer common stock; and

  •
  certain internal financial analyses and forecasts prepared by the Optimer management relating to its business and furnished to Centerview by Optimer for purposes of Centerview's analysis and described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus. (Centerview's opinion refers to the items in the bullet points above collectively as the internal data.)

        Centerview also conducted discussions with members of the senior management and representatives of Optimer regarding their assessment of the internal data and the strategic rationale for the merger. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Optimer and compared those data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        In giving its opinion, Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with or reviewed by Centerview for purposes of its opinion and relied upon such information as being complete and accurate. In that regard, Centerview assumed that the internal data (including, without limitation, the projections of Optimer management described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Optimer management as to the matters covered thereby, and Centerview relied on the internal data for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the internal data or the assumptions on which they are based. In addition, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Optimer, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Optimer. Centerview also assumed that the merger will be consummated on the terms set forth in the merger agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to its analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or its opinion. Centerview did not evaluate, and expressed no opinion as to, the solvency or fair value of Optimer, or the ability of Optimer to pay its obligations when they come due or as to the impact of the merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

        Centerview expressed no view as to, and its opinion did not address, Optimer's underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Optimer or in which Optimer might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Optimer common stock (other than excluded shares) of the per share merger consideration to be paid to such holders pursuant to the merger agreement. Centerview was not asked to, and did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the merger, including, without limitation, the fairness of the merger or any other term or aspect of the merger to, or any consideration to be received in connection therewith by, or the impact of the merger on, the holders of any other class of securities, creditors or other constituencies of Optimer or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Optimer or any party, or class of such persons in connection with the merger, whether relative to the per share merger consideration to be paid to the holders of Optimer common stock (other than excluded shares) pursuant to the merger agreement or otherwise. Centerview also expressed no opinion as to the price at which the CVRs will trade at any future time. Centerview's opinion was, necessarily, based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of the written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the written opinion.

        Centerview's opinion does not constitute a recommendation to any holder of Optimer common stock or any other person as to how such holder or other person should vote with respect to the merger or otherwise act with respect to the merger or any other matter.

        Centerview's financial advisory services and written opinion were provided for the information and assistance of the members of the Optimer board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

  Miscellaneous

        Centerview is a securities firm engaged directly, and through affiliates and related persons, in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview did not provide any financial advisory or other commercial services to Optimer or Cubist for which Centerview received compensation. Centerview may provide investment banking and other services to, or with respect to, Optimer or Cubist or their respective affiliates in the future, for which Centerview may receive compensation. Certain: (1) of Centerview's and its affiliates' directors, officers, members and employees, or family members of these persons; (2) of Centerview's affiliates or related investment funds; and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, Optimer, Cubist, Merger Sub, any of their respective affiliates or any other party that may be involved in the merger.

        The Optimer board selected Centerview as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Centerview has acted as financial advisor to Optimer in connection with, and has participated in certain of the negotiations leading to, the merger.

  Summary of Joint Financial Analysis

        The following is a summary of the material financial analyses jointly prepared by each of Optimer's financial advisors and used by each of Optimer's financial advisors in connection with providing its respective opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses prepared and used by Optimer's financial advisors, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of each of Optimer's financial advisors.

        The below summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by each of Optimer's financial advisors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Each of Optimer's financial advisors believes that the below summary and its analyses must be considered as a whole, and that selecting portions of the below summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its respective opinion. In arriving at their respective opinions, each of Optimer's financial advisors did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its respective opinion. Rather, each of Optimer's financial advisors considered the totality of the factors and analyses performed in determining its respective opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by each of Optimer's financial advisors are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, the analyses of each of Optimer's financial advisors are not, and do not purport to be, appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the below summary is identical to Optimer, and none of the selected transactions reviewed is identical to the merger. However, the companies selected were chosen because they are or were publicly traded companies with operations and businesses that, for purposes of the analysis of each of Optimer's financial advisors, may be considered similar to those of Optimer. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of the analysis of each of Optimer's financial advisors, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Optimer and the transactions compared to the merger.

        The opinion and analyses of each of Optimer's financial advisors were one of many factors taken into consideration by the Optimer board in its evaluation of the merger. Consequently, the analyses described below should not be viewed as determinative of the views of the Optimer board or Optimer management with respect to the per share merger consideration or as to whether the Optimer board would have been willing to determine that a different consideration was fair. The consideration for the merger was determined through arm's-length negotiations between Optimer and Cubist and was approved by the Optimer board. Each of Optimer's financial advisors provided advice to Optimer during these negotiations. However, neither of Optimer's financial advisors recommended any specific amount of consideration to Optimer or the Optimer board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

  Analysis of Merger Consideration

        Each of Optimer's financial advisors conducted an analysis of the per share merger consideration to be paid to the holders of Optimer common stock in the merger. Such consideration is equal, on a per share basis, to $10.75 upfront in cash plus one CVR, which could result in an additional one-time payment of up to $5.00 in cash if certain conditions are satisfied. Such conditions, which relate to certain cumulative net sales of DIFICID and other products containing fidaxomicin in the United States and Canada between July 1, 2013 and December 31, 2015, are described more fully in the section entitled, "Description of the CVRs" beginning on page 100 of this proxy statement/prospectus. For analytical purposes, assuming that CVR holders receive the maximum $5.00 per CVR payment on a payment date of January 15, 2016, as implied by the forecasts of Optimer management described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus, as well as the assumption by each of Optimer's financial advisors of a discount rate of 11.0% based upon each of Optimer's financial advisors' respective analysis of Optimer's weighted average cost of capital and each such financial advisor's experience and professional judgment, each of Optimer's financial advisors calculated a present value for one CVR of approximately $3.87 as of July 31, 2013. Each of Optimer's financial advisors noted that the combined transaction value, on a per share basis, totaled approximately $14.62. However, there is no guarantee as to the price at which the CVRs will trade at any future time or that the conditions triggering any CVR payment will be satisfied.

  Discounted Cash Flow Analysis

        Each of Optimer's financial advisors conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Optimer common stock. A discounted cash flow analysis is designed to provide an implied value of the present value of a company's future cash flows. Using the projections of Optimer management described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus, each of Optimer's financial advisors calculated: the unlevered free cash flows that Optimer is expected to generate during the period beginning on August 1, 2013 and ending on December 31, 2028; the cash tax savings from both the existing net operating losses and net operating losses estimated to be generated in the future (collectively referred to as the NOLs) that Optimer is expected to utilize during such period; and a terminal value for Optimer by applying a terminal growth rate of (50.0%) to Optimer's unlevered free cash flow in 2028, which rate was based upon each of Optimer's financial advisors' respective analysis of the projections of Optimer management and each such financial advisor's experience and professional judgment. The unlevered free cash flows, the NOLs and the terminal value were then discounted to present values using a range of discount rates from 10.0% to 12.0%. This discount rate range was based upon each of Optimer's financial advisors' respective analysis of Optimer's weighted average cost of capital and each such financial advisor's experience and professional judgment. The present value of the unlevered free cash flows, the NOLs and the terminal value was then adjusted for Optimer's estimated excess cash as of June 30, 2013, and an assumed follow-on equity offering in 2013 raising approximately $100 million in cash.

        Based on the foregoing, this analysis indicated an implied per share price range for Optimer common stock of approximately $12.75 to $14.50, rounded to the nearest $0.25 per share by each of Optimer's financial advisors.

  Public Company Analysis

        Each of Optimer's financial advisors compared selected financial data of Optimer with similar data for selected publicly traded companies which each of Optimer's financial advisors judged to be relevant based on its experience and professional judgment. The companies selected by each of Optimer's financial advisors were:

  •
  Acorda Therapeutics, Inc.

  •
  Amarin Corporation plc

  •
  Auxilium Pharmaceuticals, Inc.

  •
  Avanir Pharmaceuticals, Inc.

  •
  Cadence Pharmaceuticals, Inc.

  •
  Cubist Pharmaceuticals, Inc.

  •
  Ironwood Pharmaceuticals, Inc.

  •
  The Medicines Company

  •
  United Therapeutics Corporation

  •
  Vivus, Inc.

        These companies were selected, among other reasons, because they are publicly traded, commercial-stage biopharmaceutical companies with operations and businesses that, for purposes of the analysis of each of Optimer's financial advisors, may be considered similar to those of Optimer.

        Using publicly available information as of July 26, 2013, each of Optimer's financial advisors calculated, for each selected company, the ratio of Optimer's firm value (calculated as the market value of Optimer common stock, plus any debt, less cash and cash equivalents) to the consensus equity research analyst estimate for each company's calendar year 2013 revenue; and the ratio of each company's firm value to the consensus equity research analyst estimate for each company's calendar year 2014 revenue (referred to, respectively, as Firm Value/2013E Revenue and Firm Value/2014E Revenue).

        The following table represents the results of this analysis:

Peer Group	Median
Firm Value/2013E Revenue	3.9x
Firm Value/2014E Revenue	3.7x

        Based on this analysis and other factors that each of Optimer's financial advisors deemed relevant based on its experience and professional judgment, each of Optimer's financial advisors applied a valuation range of 3.5x to 7.0x, and a valuation range of 2.5x to 5.0x, respectively, to Optimer's 2013 and 2014 revenue estimates (excluding estimated one-time milestone payments of approximately $8 million in 2014) from the projections of Optimer management described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus, and derived implied per share price ranges for Optimer common stock. The analysis indicated the following implied per share price ranges for Optimer common stock, rounded to the nearest $0.25 per share by each of Optimer's financial advisors:

Valuation Basis (Applied Range)	Implied Per Share Price Range
Firm Value/2013E Revenue (3.5x - 7.0x)	$7.25 - $12.75
Firm Value/2014E Revenue (2.5x - 5.0x)	$7.75 - $13.75

  Precedent Acquisitions Analysis

        Each of Optimer's financial advisors examined selected transactions with respect to companies that each of Optimer's financial advisors judged to be relevant. The transactions selected by each of Optimer's financial advisors were:

Date Announced	Acquiror	Target
04/29/13	Auxilium Pharmaceuticals, Inc.	Actient Holdings LLC
04/26/12	Jazz Pharmaceuticals plc	EUSA Pharma
03/26/12	Bausch & Lomb Incorporated	ISTA Pharmaceuticals, Inc.
10/24/11	Cubist Pharmaceuticals, Inc.	Adolor Corporation
04/05/11	Merck & Co., Inc.	Inspire Pharmaceuticals, Inc.
02/21/11	Kyowa Hakko Kirin Co., Ltd.	ProStrakan Group plc
12/01/10	Axcan Holdings Inc.	Eurand N.V.
03/12/09	Gilead Sciences, Inc.	CV Therapeutics, Inc.
01/05/09	Endo Pharmaceuticals	Indevus Pharmaceuticals, Inc.
09/01/08	Shionogi & Co., Ltd.	Sciele Pharma, Inc.
11/29/07	TPG Capital	Axcan Pharma Inc.
11/20/06	Actelion Ltd	CoTherix, Inc.

        These transactions were selected, among other reasons, because their participants, size and other factors, for purposes of the analysis of each of Optimer's financial advisors, may be considered similar to the merger.

        Using publicly available information, each of Optimer's financial advisors calculated, for each selected transaction, the ratio of the target company's firm value (calculated as the equity purchase price, plus any debt, less cash and cash equivalents of the target company and excluding any contingent payments) to the consensus equity research analyst estimate for the target company's next-twelve-months revenue (referred to as Firm Value/NTM Revenue) at the time of the transaction.

        The following table represents the results of this analysis:

Precedent Transactions	Median
Firm Value/NTM Revenue	3.2x

        Based on this analysis and other factors that each of Optimer's financial advisors deemed relevant based on its experience and professional judgment, each of Optimer's financial advisors applied a valuation range of 2.5x to 6.0x to Optimer's next-twelve-months revenue estimate (excluding estimated one-time milestone payments of approximately $8 million in 2014) from the projections of Optimer management described under the section entitled, "The Merger—Certain Optimer Forecasts" beginning on page 55 of this proxy statement/prospectus, and derived an implied per share price range for Optimer common stock. The analysis indicated an implied per share price range for Optimer common stock of approximately $6.75 to $13.75, rounded to the nearest $0.25 per share by each of Optimer's financial advisors.

  Miscellaneous

        Historical Trading Range.     For reference purposes only, and not as a component of their respective fairness analyses, each of Optimer's financial advisors presented to the Optimer board the 52-week trading range of Optimer common stock as of July 26, 2013, which was $8.75 to $16.50, rounded to the nearest $0.25 by each of Optimer's financial advisors.

        Analysts' Price Targets.     For reference purposes only, and not as a component of their respective fairness analyses, each of Optimer's financial advisors also reviewed with the Optimer board certain price targets of certain equity research analysts that follow Optimer and noted that the range of such price targets was $10.00 to $22.00, rounded to the nearest $0.25 per share by each of Optimer's financial advisors, and compared that to the combined transaction value of $14.62.

  Financial Advisor Compensation

        For services rendered in connection with the merger, Optimer has agreed to pay J.P. Morgan a fee of $7.4 million, $1.5 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is contingent upon the consummation of the merger. In addition, Optimer has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws, arising out of its engagement.

        In consideration of Centerview's services, Optimer has agreed to pay Centerview a fee of approximately $7.4 million, $1.5 million of which was paid promptly after the rendering of Centerview's opinion, and the remainder of which will become payable upon the consummation of the merger. Optimer also has agreed to reimburse certain of Centerview's expenses arising out of its engagement, and to indemnify Centerview against certain liabilities that may arise, out of that engagement.

Financing of the Merger

        Cubist estimates that it will need approximately $539.1 million at closing in order to consummate the merger. On September 10, 2013, Cubist issued $800 million aggregate principal amount of convertible senior unsecured notes in two series, with one series consisting of $350.0 million aggregate principal amount of the 2018 notes and the other series consisting of $450.0 million aggregate principal amount of the 2020 notes. The convertible senior notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Exchange Act.

        The convertible senior notes are not redeemable prior to maturity. The convertible senior notes are convertible, only during certain periods and subject to certain circumstances, into cash, shares of Cubist's common stock, or a combination of cash and shares of Cubist's common stock, at Cubist's election. The initial conversion rate for each series of convertible senior notes is 12.1318 shares of Cubist's common stock per $1,000 principal amount of the convertible senior notes, subject to adjustment in certain circumstances.

        In connection with the issuance of the convertible senior notes, Cubist also entered into convertible note hedge transactions and warrant transactions with certain counterparties. The convertible bond hedge transactions are generally expected, but not guaranteed, to reduce the potential dilution and/or offset the cash payments Cubist is required to make in excess of the principal amount of converted convertible senior notes, in each case, upon conversion of the convertible senior notes in the event that the market price per share of the Cubist's common stock, as measured under the terms of the convertible bond hedge transactions, is greater than the conversion price of the convertible senior notes. The warrant transactions will have a dilutive effect with respect to Cubist's common stock to the extent that the market price per share of Cubist's common stock, as measured under the terms of the warrant transactions, exceeds the applicable strike price of the warrants.

        The net proceeds from the convertible senior notes were approximately $776 million after deducting the initial purchasers' discounts and commissions, but prior to deducting estimated offering expenses. Cubist used approximately $57.7 million to fund the cost of the convertible note hedge transactions (after such cost was partially offset by proceeds from warrant transactions). Cubist will use a portion of the remainder of the net proceeds from the convertible senior notes to fund the closing payments required to complete the merger.

        Cubist's obligation to complete the merger is not contingent upon receipt by Cubist of any financing.

Closing and Effective Time of the Merger

        The merger agreement provides that the closing of the merger will take place on the second business day, or at such other time as mutually agreed upon by the parties, following the day on which the last to be satisfied or waived of the conditions to closing of the merger (described under the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus) has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the fulfillment or waiver of those conditions). Subject to the satisfaction or waiver of the closing conditions described under the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus, including stockholder approval at the special meeting, Optimer and Cubist expect that the merger will close within two business days after the date of the special meeting.

        The effective time will occur as soon as practicable following the closing of the merger upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as Cubist and Optimer may agree and specify in the certificate of merger).

Payment of Merger Consideration and Surrender of Stock Certificates

        Each record holder of shares of Optimer common stock (other than holders of excluded shares) will be sent a letter of transmittal describing how such holder may exchange its shares of Optimer common stock for the per share merger consideration promptly, and in any event within five business days, after the effective time.

Interests of Directors and Executive Officers of Optimer in the Merger

        In considering the Optimer recommendation, Optimer stockholders should be aware that Optimer's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other Optimer stockholders. These interests are described in more detail below. The Optimer board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated thereby and in recommending that Optimer stockholders approve and adopt the merger agreement.

  Optimer Stock-based Awards

        Stock Options.     Optimer's directors and executive officers hold outstanding options to purchase shares of Optimer common stock. The merger agreement provides that at the effective time, each outstanding option to purchase shares of Optimer common stock, whether previously vested or unvested, will be converted into the right to receive an amount in cash, per share of Optimer common stock subject to the option, equal to the excess, if any, of the last reported sale price of a share of Optimer common stock on Nasdaq on the last day prior to the effective time over the per-share exercise price of the option, less applicable taxes required to be withheld. Any option for which the per-share exercise price is higher than the last reported sale price will be canceled without any payment to the holder.

        Restricted Stock Units.     Optimer's directors and executive officers hold outstanding restricted stock units, which represent a promise by Optimer to deliver a specified number of shares of Optimer common stock if the applicable vesting conditions are satisfied. The merger agreement provides that at the effective time, each outstanding restricted stock unit, whether previously vested or unvested, will be converted into the right to receive, for each share of Optimer common stock subject to the restricted stock unit, the per share merger consideration, that is, $10.75 in cash plus one CVR (less applicable taxes required to be withheld). The CVR is described in more detail in the section entitled, "Description of the CVRs", beginning on page 100 of this proxy statement/prospectus. Restricted stock unit awards granted in 2013 to certain Optimer employees, including Optimer's executive officers, are subject to a performance condition related to Optimer's 2013 sales. In connection with entering into the merger agreement, these restricted stock unit awards were amended to provide that the performance condition will be deemed met, and the restricted stock units will be payable, at maximum levels following the effective time (without regard to whether the effective time occurs before or after the regular performance condition measurement date).

         Unvested Stock-based Awards that will Vest as a Result of the Merger.     As of September 12, 2013, Optimer's directors and executive officers held the following unvested stock-based awards, which will be treated as described above:

Unvested Stock-based Awards that will Vest as a Result of the Merger

		Accelerated Payment(1)	Number of Shares Subject to Restricted Stock Units	Accelerated Payment(2)
	Number of Shares Subject to Stock Options
Name		Cash ($)		Cash ($)	CVRs
Henry A. McKinnell, Ph.D., Chairman of the Board and Chief Executive Officer	231,667	406,034	100,000	1,075,000	100,000
Stephen W. Webster, Chief Financial Officer	130,834	106,800	46,666	501,660	46,666
Linda E. Amper, Ph.D., Senior Vice President, Human Resources	76,746	92,005	10,500	112,875	10,500
Sherwood L. Gorbach, M.D., Senior Vice President, Chief Scientific Officer	94,445	140,781	32,333	347,580	32,333
Other Executive Officers as a Group	47,500	53,400	20,500	220,375	20,500
Non-employee Directors as a Group	20,625	5,334	47,500	510,625	47,500

(1)
This column shows the estimated amounts that would be payable for outstanding but unvested options assuming that the effective time is September 12, 2013, and the last reported sale price of a share of Optimer common stock on Nasdaq on the last day prior to the effective time is $12.50 (the average closing market price of Optimer common stock over the first five business days following the first public announcement of the merger agreement). These amounts could change if: the last reported sale price of a share of Optimer common stock is higher or lower than $12.50; if additional stock options are granted before the effective time; or if outstanding stock options as of September 12, 2013, vest or are forfeited before the effective time.

(2)
This column shows the estimated amounts that would be payable for outstanding but unvested restricted stock units assuming that the effective time is September 12, 2013. These amounts could change if: additional restricted stock units are granted before the effective time; or if outstanding restricted stock units as of September 12, 2013, vest or are forfeited before the effective time.

  Optimer Incentive Compensation Plan

        Under the Optimer Incentive Compensation Plan (referred to as the ICP), Optimer's executive officers, other than Dr. McKinnell (who does not participate in the ICP), may be entitled to receive a cash payment for 2013 based on the executive's previously communicated 2013 ICP award target. In connection with entering into the merger agreement, 2013 ICP awards for all plan participants were amended to provide that applicable performance goals will be deemed met, and the 2013 ICP awards will be payable at maximum levels following the effective time (without regard to whether the effective time occurs before or after the regular ICP payment date). If the effective time is on or after December 31, 2013, the estimated maximum amounts that Optimer's executive officers would receive for their 2013 ICP awards would be: Dr. McKinnell—$0; Mr. Webster—$219,000; Dr. Amper—$193,800; Dr. Gorbach—$198,000; and Optimer's other executive officers as a group—$329,844. If the effective time is before December 31, 2013, payments would be prorated based on days elapsed during 2013 before the effective time. In addition, if the effective time is in 2014, Optimer's executive officers who participate in the ICP also could be eligible to receive a prorated payment for 2014, although 2014 ICP participation and awards have not yet been determined.

  Optimer Amended and Restated Severance Benefit Plan

        Under the Optimer Amended and Restated Severance Benefit Plan (referred to as the severance plan), Optimer's executive officers, other than Dr. McKinnell (who does not participate in the severance plan), may be entitled to receive severance payments and benefits upon an involuntary termination without "cause" or a "constructive termination" of their employment by Optimer or by the surviving corporation in the merger. The level of benefits provided under the severance plan depends upon seniority and whether a covered termination occurs within 12 months following a "change of control", which includes the merger. If Optimer's executive officers (other than Dr. McKinnell) experience such a covered termination, they will be entitled to receive 18 months of cash base salary continuation payments, a lump sum cash bonus payment equal to 150% of their then-current target annual ICP award and 18 months of payment by Optimer of full COBRA group health care premiums. The severance plan also provides for accelerated vesting of stock-based awards in certain circumstances, but all such awards would already have vested as described under "Optimer Stock-based Awards" in the event of a covered termination at or after the effective time.

        Under the severance plan, termination of employment for "cause" is determined using a customary definition that includes certain injurious, fraudulent or criminal acts by the employee. A "constructive termination" generally means a termination as a result of: (i) a material diminution in the employee's authority, duties or responsibilities; (ii) a relocation of the employee's principal work location that materially adversely affects the employee's commute; or (iii) a material reduction in the employee's annual base compensation, other than a reduction applicable to all Optimer senior executives. To receive payments and benefits under the severance plan, employees must sign a general release and waiver of all claims against Optimer and return all Optimer property. In addition, severance benefits will terminate immediately if, during the base salary continuation period, an employee violates any material proprietary information, nondisparagement, confidentiality or nonsolicitation obligation to Optimer.

        The severance plan does not provide for any "gross-up" payment for any excise tax liability that an employee may incur under Section 280G of the Internal Revenue Code of 1986, as amended (referred to as the Code). Instead, payments under the severance plan either are made to the employee in full, or are made at a lesser level such that the employee incurs no excise tax liability, whichever results in the higher after-tax benefit to the employee.

        If the effective time is on or before December 31, 2013 and each executive's employment is terminated without "cause" immediately after the effective time, the estimated amounts that Optimer's executive officers would receive under the Severance Plan would be: Dr. McKinnell—$0; Mr. Webster—$805,383; Dr. Amper—$690,786; Dr. Gorbach—$719,979; and Optimer's other executive officers as a group—$1,499,633. These amounts could be subject to reduction to avoid Section 280G excise tax liability as described in the prior paragraph. Optimer may enter into restrictive covenant agreements with certain executive officers (other than Dr. McKinnell, who does not participate in the severance plan and whose offer letter already contains such an agreement), which also could have the effect of avoiding Section 280G excise tax liability without reduction of these payments. In addition, if the effective time, and subsequent covered termination, are in 2014, the estimated payments could be different depending on the relevant executive officers' base salaries, then-current target annual ICP award and group health benefits in effect at the time of termination.

   Executive Employment Arrangements

        Employment Arrangements with Dr. McKinnell.     Optimer previously entered into an offer letter with Dr. McKinnell, dated as of February 26, 2013, providing for Dr. McKinnell's position as Chairman and Chief Executive Officer, an initial annual base salary of $1 and a grant of 225,000 stock options and 60,000 performance-based restricted stock units, which are included in the table "Unvested Stock-based Awards that will Vest as a Result of the Merger."

        Dr. McKinnell's offer letter also provides that he will not participate in the severance plan and that, for two years following his termination of employment, he will be subject to specifically enforceable noncompetition, customer nonsolicitation and employee nonsolicitation covenants. Dr. McKinnell will not be entitled to any "gross-up" payment for any excise tax liability that he may incur under Section 280G of the Code. Instead, payments to Dr. McKinnell will either be made in full or be made at a lesser level such that Dr. McKinnell incurs no excise tax liability, whichever results in the higher after-tax benefit to Dr. McKinnell. In addition, in connection with entering into the merger agreement, the Optimer board increased Dr. McKinnell's annual base salary to $567,000, effective retroactive to his appointment as Chief Executive Officer on February 26, 2013, to provide a level of current compensation to Dr. McKinnell for the period between his appointment as Chief Executive Officer and the effective time.

        Employment Arrangements of Mr. Sirota.     Optimer previously entered into an offer letter with Mr. Sirota, dated as of May 9, 2013, providing for Mr. Sirota's position as Chief Operating Officer, an annual base salary of $380,000, a target 2013 ICP award of 40% of annual base salary and a grant of 10,000 performance-based restricted stock units, which are included in the table "Unvested Stock-based Awards That Will Vest as a Result of the Merger."

        Mr. Sirota's offer letter also provided that he would participate in the severance plan at a level corresponding to between 6 and 18 months of base salary continuation, depending on Mr. Sirota's tenure at the time of termination and whether the termination was within 12 months following a "change of control". This level of participation was lower than the default level of the severance plan for Optimer's executive officers. In connection with entering into the merger agreement, the Optimer board provided that Mr. Sirota will participate in the severance plan at a level corresponding to between 15 and 18 months of base salary continuation, which is the same as for other executive officers (other than the Chief Executive Officer).

  Indemnification and Insurance

        Optimer's by-laws provide for indemnification of directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, Optimer has entered into indemnification agreements with each of its executive officers and directors, which require Optimer to indemnify these individuals to the fullest extent permitted by Delaware law. Under the merger agreement, Optimer's directors and executive officers will be entitled to certain ongoing indemnification from Cubist and the surviving corporation in the merger and coverage under directors' and officers' liability insurance policies. The indemnification and insurance provisions of the merger agreement are described in more detail in the section entitled, "The Merger Agreement—Indemnification; Directors' and Officers' Insurance" beginning on page 98 of this proxy statement/prospectus.

Regulatory Approvals

        To complete the merger, the parties must make filings with United States antitrust authorities. Under the terms of the merger agreement, the merger cannot be completed until any waiting periods (or any extensions thereof) applicable to the consummation of the merger under the HSR Act, or any similar foreign antitrust or competition law, have expired or been terminated or, where applicable, approval has been obtained under any such applicable laws. Optimer and Cubist each believe that no foreign antitrust or competition law approval is required to consummate the merger.

        On August 13, 2013, Optimer and Cubist filed notification of the proposed merger with the FTC and the DOJ under the HSR Act. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on September 12, 2013, without any action having been taken by the FTC or the DOJ.

        At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Optimer or Cubist. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

        There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result. For a description of the parties' obligations with respect to regulatory approvals related to the merger, see the section entitled, "The Merger Agreement—Filings; Other Actions; Notification" beginning on page 87 of this proxy statement/prospectus.

Litigation Related to the Merger

        On August 1, 2013, the first of several virtually identical putative stockholder class action complaints related to the merger was filed. Each of the lawsuits names Optimer, Optimer's directors, Cubist and/or Merger Sub as defendants. The lawsuits have been filed in the Court of Chancery of the State of Delaware and the Superior Court of the State of New Jersey. On September 12, 2013, the New Jersey court entered an order consolidating those actions and appointing a lead plaintiff. On September 13, 2013, the Delaware court separately entered an order consolidating those actions and appointing a lead plaintiff. After the plaintiffs in the Delaware and New Jersey actions reached an agreement to coordinate certain pre-trial proceedings, on September 13, 2013, the parties entered into a stipulation in the New Jersey action providing for limited, expedited discovery and a schedule for the filing of any motion seeking a preliminary injunction in advance of an October 15, 2013 hearing date.

        The complaints generally allege, among other things: that the per share merger consideration agreed to in the merger agreement is inadequate, unfair to Optimer stockholders and undervalues Optimer; that Optimer's directors breached their fiduciary duties by failing to maximize stockholder value, conducting an unfair sales process and approving the merger agreement (including by agreeing to deal protection provisions in the merger agreement that allegedly may inhibit other bidders from making a superior offer); and that those breaches were aided and abetted by Optimer, Cubist and/or Merger Sub. The complaints generally seek, among other things, equitable relief to enjoin Optimer and Cubist from consummating the merger on the agreed-upon terms and an award of attorneys' fees. On August 30, 2013, one of the New Jersey plaintiffs filed an amended complaint that added an allegation that Optimer's disclosure contained in the preliminary version of this proxy statement/prospectus failed to disclose all material information to Optimer stockholders. The defendants deny any wrongdoing in connection with the merger and plan to vigorously defend against all pending claims.

Delisting and Deregistration of Optimer Common Stock

        If the merger is completed, Optimer common stock will be delisted from Nasdaq and deregistered under the Exchange Act, and Optimer will no longer file periodic reports with the SEC.

Stock Exchange Listing of CVRs

        Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time and thereafter to cause such listing to be maintained for so long as any CVRs remain outstanding.

 THE MERGER AGREEMENT

        This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Optimer encourages you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Optimer. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Optimer makes with the SEC, as described in the section entitled, "Where You Can Find More Information" beginning on page 146 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

        The merger agreement is included to provide you with information regarding its terms. Factual disclosures about Optimer contained in this proxy statement/prospectus or in Optimer's public reports filed with the SEC may supplement, update or modify the factual disclosures about Optimer contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Optimer, Cubist and Merger Sub were qualified and subject to important limitations agreed to by Optimer, Cubist and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure letter that Optimer delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; By-laws

        The merger agreement provides for the merger of Merger Sub with and into Optimer upon the terms, and subject to the conditions, set forth in the merger agreement. As the surviving corporation, Optimer will continue to exist following the merger as a wholly owned subsidiary of Cubist.

        The board of directors of the surviving corporation will, from and after the effective time, consist of the directors of Merger Sub until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation. The officers of Optimer at the effective time will, from and after the effective time, be the officers of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.

        At the effective time, the certificate of incorporation will be amended and restated in its entirety to read as set forth on Exhibit A to the merger agreement, until duly amended in accordance with its terms or by applicable law. The by-laws of the surviving corporation will be the by-laws of Merger Sub in effect immediately prior to the effective time, which will be amended and restated prior to the effective time to read as set forth on Exhibit B to the merger agreement and will remain in effect until amended in accordance with their terms or by applicable law.

        Following the effective time, all shares of Optimer common stock will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Time of the Merger

        Unless otherwise mutually agreed to in writing between Optimer and Cubist, the closing of the merger will take place on the second business day (such specified date referred to as the closing date) following the day on which the last of the conditions to the closing of the merger (described below under the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the fulfillment or waiver of those conditions).

        Subject to the satisfaction or waiver of the closing conditions described under the section entitled, "The Merger Agreement—Conditions to the Merger" beginning on page 94 of this proxy statement/prospectus, including stockholder approval at the special meeting, Optimer and Cubist expect that the merger will close within two business days after the date of the special meeting. The effective time will occur as soon as practicable following the closing of the merger upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as Cubist and Optimer may agree to in writing and specify in the certificate of merger).

Treatment of Optimer Common Stock, Stock Options and Other Stock-based Awards

  Common Stock

        At the effective time, each share of Optimer common stock issued and outstanding immediately prior thereto (other than excluded shares) will be converted into the right to receive both: (1) $10.75 in cash, without interest and less any applicable withholding taxes; and (2) one CVR, issued by Cubist subject to and in accordance with the CVR agreement. Each share of Optimer common stock and shares of preferred stock of Optimer owned by Cubist, Merger Sub or any other direct or indirect wholly owned subsidiary of Cubist and each share of Optimer common stock owned by Optimer and not held on behalf of third parties will be cancelled without payment of the per share merger consideration and shall cease to exist. Optimer common stock owned by Optimer stockholders who have duly perfected and not withdrawn a demand for, or lost the right to, appraisal under the DGCL will not be converted into the right to receive the per share merger consideration, but instead will be entitled to the appraisal rights provided under the DGCL as described under the section entitled, "Rights of Optimer Stockholders to Seek Appraisal" beginning on page 124 of this proxy statement/prospectus.

  Stock Options

        At the effective time, each then-outstanding option to purchase Optimer common stock granted under Optimer's stock plans, whether vested or unvested, will be converted into the right of the holder to receive, as soon as reasonably practicable after the effective time, an amount in cash with respect to each share of Optimer common stock subject to the option equal to the excess, if any, of the last reported sale price of a share of Optimer common stock on Nasdaq on the last day prior to the effective time over such option's per share exercise price, less any withholding taxes. In the case of any option that remained subject to performance goals as of the date of the merger agreement, such performance goals will be deemed to have been met such that the maximum number of shares of Optimer common stock subject to the option are earned and included in the payment set forth in the immediately preceding sentence.

   Other Company Awards under Optimer's Stock Plans or Benefits Plans

        At the effective time, each right of any kind, whether contingent or accrued, vested or unvested, to acquire or receive shares of Optimer common stock or benefits measured by the value of Optimer common stock, and each award of any kind consisting of shares of Optimer common stock that may be held, awarded, outstanding, payable or reserved for issuance under Optimer's stock plans or any other Optimer benefit plan (other than awards of options) will vest (to the extent not previously vested) and be converted into the right of the holder to receive, as soon as practicable after the effective time, the per share merger consideration with respect to each share of Optimer common stock subject to the award, less any withholding taxes. In the case of any such award that remained subject to performance goals as of July 30, 2013, such performance goals will be deemed to have been met such that the maximum number of shares of Optimer common stock subject to the award are earned and included in the payment set forth in the immediately preceding sentence.

  Employee Stock Purchase Plan

        Optimer will take all actions necessary:

  •
  to cause the ESPP not to commence any new offering period to purchase shares of Optimer common stock after July 30, 2013;

  •
  to provide that only participants in the ESPP as of July 30, 2013, may continue to participate in the ESPP for the remainder of the current offering period;

  •
  to provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase shares of Optimer common stock under the ESPP for the remainder of the current offering period; and

  •
  to cause the ESPP to terminate as of the close of business on the day immediately prior to the effective time.

Exchange and Payment Procedures

        At the effective time, Cubist will deposit, or will cause to be deposited, with StockTrans, Inc. or another bank or trust company selected by Cubist with Optimer's prior approval (referred to as the paying agent), for the benefit of Optimer stockholders, (i) a cash amount in immediately available funds necessary for the paying agent to make payment of the aggregate cash portion of the per share merger consideration to the holders of shares of Optimer common stock (other than excluded shares) and (ii) CVR certificates representing the aggregate number of CVRs issuable pursuant to the CVR agreement.

        Promptly, and in any event within five business days, after the date of the effective time, the surviving corporation of the merger will cause the paying agent to mail to each record holder of shares of Optimer common stock (other than holders of excluded shares) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the stock certificates will pass, only upon delivery of the certificates (or affidavits of loss in lieu of the certificates)) and instructions describing how such record holder may surrender the stock certificates or affidavits of loss in lieu of certificates in exchange for the per share merger consideration.

        If you are a record holder of shares of Optimer common stock, you will not be entitled to receive the per share merger consideration until you deliver a duly completed and executed letter of transmittal to the paying agent and surrender your stock certificate or certificates to the paying agent.

        No interest will be paid or accrued on any amount payable as the per share merger consideration upon your surrender of your certificate or certificates. Cubist, Merger Sub and the surviving corporation will be entitled to deduct and withhold, or cause the paying agent or other applicable withholding agent to deduct and withhold, from the per share merger consideration such amounts as they may reasonably determine are required to be deducted and withheld under applicable tax laws. Any sum that is withheld as described in the previous sentence will be deemed to have been paid to the person with regard to whom it is withheld and will be remitted to the applicable government entity. All stock transfer taxes and any other taxes required by reason of a payment under the merger agreement to any person other than the registered holder of a stock certificate shall be paid by the person requesting or receiving such payment. In the event of a transfer of ownership of Shares that is not registered in the transfer records of Optimer, a check for any cash to be exchanged upon due surrender of the stock certificate may be issued to such transferee (after giving effect to any required tax withholdings) if the stock certificate formerly representing such shares of Optimer common stock is presented to the paying agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

        From and after the effective time, there will be no transfers on Optimer's stock transfer books of shares of Optimer common stock that were outstanding immediately prior to the effective time. If, after the effective time, any person presents to the surviving corporation, Cubist or the paying agent any certificate for transfer, such certificate will be cancelled and, subject to compliance with the exchange procedures set forth in the merger agreement, exchanged for the cash amount and the CVR certificates to which such person is entitled pursuant to the merger agreement.

        Any portion of the per share merger consideration deposited with the paying agent (including the proceeds of any investments of such funds) that remains unclaimed by former record holders of Optimer common stock for 180 days after the effective time will be delivered to the surviving corporation. Record holders of Optimer common stock (other than excluded shares) who have not complied with the above-described exchange and payment procedures may thereafter only look to the surviving corporation for payment of the per share merger consideration, without any interest and less any applicable withholding tax, as provided in the merger agreement upon due surrender of its certificates. None of the surviving corporation, Cubist, the paying agent or any other person will be liable to any former record holders of Optimer common stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

        If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the per share merger consideration, you will have to make an affidavit of the loss, theft or destruction and, if required by Cubist, post a bond in a customary amount and upon such terms as may be required by Cubist as indemnity against any claim that may be made against it or the surviving corporation with respect to such lost, stolen or destroyed certificate. These procedures will be described in the letter of transmittal and instructions that you will receive, which you should read carefully in their entirety.

 Representations and Warranties

        Optimer made customary representations and warranties in the merger agreement that have been qualified by: (i) specified exceptions and qualifications contained in the merger agreement; (ii) disclosures made in the disclosure letter that Optimer delivered in connection with the merger agreement; and (iii) Optimer's public disclosures filed with or furnished to the SEC since December 31, 2010 and prior to the date of the merger agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature. These representations and warranties relate to, among other things:

  •
  Optimer's and its subsidiaries' due organization, valid existence, good standing under the laws of its respective jurisdiction of organization and corporate or other similar power and authority to carry on Optimer's and each of its subsidiary's business as presently conducted;

  •
  Optimer's capitalization and equity interest in its subsidiaries, and the equity interests of any third party in each of Optimer's subsidiaries;

  •
  the absence of encumbrances on the equity interests of Optimer's subsidiaries;

  •
  the absence of preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Optimer or any of its subsidiaries to issue, grant, sell, redeem or repurchase any shares of capital stock or other securities of Optimer or any of its subsidiaries or any securities or obligations of Optimer or any of its subsidiaries convertible or exchangeable into or exercisable for or giving any person a right to subscribe for or acquire any securities of Optimer;

  •
  the absence of bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with Optimer stockholders on any matter;

  •
  Optimer's corporate power and authority to execute, deliver and perform its obligations under the merger agreement and to consummate the transactions thereunder, subject only to the adoption of the merger agreement by Optimer stockholders, and the enforceability of the merger agreement against Optimer;

  •
  the declaration of advisability and approval of the merger agreement, the merger and the other transactions under the merger agreement by the Optimer board;

  •
  the receipt of fairness opinions from J.P. Morgan and Centerview;

  •
  required governmental consents, approvals, notices and filings;

  •
  the absence of breaches or violations of, or defaults under, Optimer's or its subsidiaries' governing documents, the absence of violations of law applicable to Optimer or its subsidiaries, the absence of breaches or violations of, grants of rights to any third party under or creations of obligations for any of Optimer or its subsidiaries under certain agreements or the creation of any lien upon any assets of Optimer or its subsidiaries in connection with the execution, delivery and performance of the merger agreement and consummation of the merger and the other transactions contemplated by the merger agreement;

  •
  the accuracy and sufficiency of Optimer's SEC filings and the consolidated balance sheets included or incorporated by reference therein since December 31, 2010, including compliance with applicable requirements of the Sarbanes-Oxley Act of 2002;

  •
  compliance with the applicable listing and corporate governance rules and regulations of Nasdaq;

  •
  Optimer's disclosure controls and procedures and internal controls over financial reporting under the Exchange Act;

  •
  information supplied by Optimer for inclusion or incorporation by reference in this proxy statement/prospectus;

  •
  the absence of certain events, including an Optimer material adverse effect (as described below), since December 31, 2012;

  •
  the conduct of Optimer's and its subsidiaries' business in the ordinary course since December 31, 2012;

  •
  the absence of legal proceedings, investigations, enforcement actions and governmental orders against Optimer or its subsidiaries;

  •
  the absence of certain undisclosed liabilities required to be reflected or reserved against on Optimer's balance sheet;

  •
  the absence of certain "off-balance sheet arrangements";

  •
  employee benefit and compensation matters and matters relating to the Employee Retirement Income Securities Act of 1974, as amended;

  •
  Optimer's and its subsidiaries' compliance with applicable laws (including anti-corruption, anti-bribery and anti-kickback laws), court orders, certain regulatory matters (including certain matters relating to the United States Food and Drug Administration and United States Medicare and Medicaid programs) and permits;

  •
  the absence of certain product or product candidate recalls, market withdrawals or replacements, safety alerts, warnings or other similar notices or actions initiated, conducted or issued by Optimer or any of its subsidiaries since December 31, 2010;

  •
  material contracts and the validity of, and the absence of any default under, any material contract;

  •
  the absence of any agreement obligating Optimer to file a registration statement, which filing has not been made or which obligation has not lapsed, or other registration rights that would survive the consummation of the merger;

  •
  real property;

  •
  the inapplicability of any anti-takeover law, any anti-takeover provision in Optimer's organizational documents or the stockholders rights plan to the merger and the other transactions contemplated by the merger agreement;

  •
  environmental matters;

  •
  tax matters;

  •
  certain employment and labor matters;

  •
  intellectual property;

  •
  insurance policies; and

  •
  the absence of any undisclosed brokers' or finders' fees.

        Certain of Optimer's representations and warranties are qualified by, among other things, exceptions relating to the absence of a material adverse effect, which means any change, event, effect or development that, individually or in the aggregate with all other changes, events, effects or developments on the date of determination, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of Optimer and its subsidiaries taken as a whole, but not including material adverse effects which result from, or are attributable to, any of the following:

  •
  any effects resulting from changes in the economy or financial markets generally in the United States or other countries in which Optimer conducts material operations;

  •
  changes that are the result of factors generally affecting the pharmaceutical or biotechnology industries;

  •
  any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or military actions, or any escalation or worsening of any such acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the merger agreement, any epidemic, pandemic, hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any person, or any other national or international calamity or crisis;

  •
  the execution and delivery of the merger agreement, the performance by any party to the merger agreement of its obligations thereunder or the pendency or the announcement of the merger or any of the other transactions under the merger agreement, including any resulting loss of, or adverse change in, the relationships of Optimer with its customers, employees or suppliers proximately caused thereby but excluding legal or contractual consequences of Optimer's execution, delivery or performance of the merger agreement;

  •
  changes or proposed changes in GAAP or laws, or to the official enforcement policies of relevant enforcement agencies or interpretation thereof;

  •
  any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or foreign jurisdictions;

  •
  any failure by Optimer to meet any internal or published projections, guidance, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period, provided that the underlying causes of such failure may be considered in determining whether there is a material adverse effect unless any such underlying cause is otherwise specifically excluded;

  •
  a decline in the price or trading volume of Optimer common stock on Nasdaq, provided that this exception will not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a material adverse effect;

  •
  any change in the credit ratings of Optimer or any of its subsidiaries, provided that the underlying causes of such change may be considered in determining whether there is a material adverse effect unless any such underlying cause is otherwise specifically excluded;

  •
  any litigation arising from allegations of breach of fiduciary duty or violation of law relating to the merger agreement or the transactions contemplated thereunder;

  •
  the results of any preclinical or clinical trial being conducted by any person, or the publication or release of any preclinical or clinical data or results of any person;

  •
  the reporting by any person of any adverse drug experience, event or reaction or any other pharmacovigilance information indicating that the products or product candidates of any person have any toxicity, sensitivity reactions or are otherwise alleged to cause illness or injury of any kind or are adulterated or misbranded;

  •
  determinations or actions by any governmental entity in the United States or any foreign jurisdiction, or any advisory or other panel or body empowered or appointed by or under the authority of the foregoing, in respect of any product or product candidates of any person;

  •
  the submission by any person of a new drug application, supplemental new drug application or abbreviated new drug application;

  •
  any action required to be taken pursuant to or in accordance with the merger agreement (other than certain obligations of Optimer and its subsidiaries to operate in the ordinary course under the merger agreement), or taken at the written request of Cubist or Merger Sub or the failure to take any action that is prohibited by the merger agreement; or

  •
  any action or failure to act by Cubist or any of its affiliates in breach of any contract between Cubist or any of its affiliates, on the one hand, and Optimer or any of its affiliates, on the other hand;

except that the first, second and third bullets above will not be applicable with respect to the extent that any such effect or change is materially disproportionately adverse with respect to Optimer as compared to other persons of similar sizes engaged in the industries of Optimer and, in the case of the eleventh, twelfth, thirteenth and fourteenth bullets above, provided that any such result, data, reporting or determination is not reasonably likely to result in a "black box label" (meaning (i) the inclusion of a "black symbol" referred to in Article 23 of Regulation (EC) 726/2004, as amended, in the summary of product characteristics and the package leaflet of the product or (ii) the inclusion of a "boxed warning" (as defined in 21 CFR 201.57(c)(1)) in the product labeling) for Optimer's commercially available product or a withdrawal from the market of Optimer's commercially available product.

        The merger agreement also contains customary representations and warranties made by Cubist and Merger Sub that have been qualified by: (i) certain specified exceptions and qualifications contained in the merger agreement; and (ii) Cubist's public disclosures filed with or furnished to the SEC since December 31, 2010, and prior to the date of the merger agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature. The representations and warranties of Cubist and Merger Sub relate to, among other things:

  •
  Cubist's and Merger Sub's due organization, valid existence, good standing under the laws of its respective jurisdiction of organization and corporate or other similar power and authority to carry on Cubist's and Merger Sub's business as presently conducted;

  •
  their corporate or similar power and authority to execute, deliver and perform their obligations under the merger agreement and to consummate the merger, and the enforceability of the merger agreement against them;

  •
  required governmental consents, approvals, notices and filings;

  •
  the absence of breaches or violations of, or defaults under, Cubist's, Merger Sub's or their subsidiaries governing documents, the absence of violations of law applicable to Cubist, Merger Sub or their subsidiaries, the absence of breaches or violations of, grants of rights to any third party under or creations of obligations for Cubist, Merger Sub or any of their subsidiaries under certain agreements or the creation of any lien upon any assets of Cubist, Merger Sub or any of their subsidiaries in connection with the execution, delivery and performance of the merger agreement and consummation of the merger and the other transactions contemplated by the merger agreement;

  •
  the absence of legal proceedings and governmental orders against Cubist, Merger Sub or their subsidiaries;

  •
  sufficiency of funds necessary for the payment to the paying agent of the aggregate per share merger consideration and to satisfy all of their obligations under the merger agreement;

  •
  the capitalization of Merger Sub;

  •
  information supplied by Cubist or Merger Sub for inclusion or incorporation by reference in this proxy statement/prospectus;

  •
  the absence of any undisclosed brokers' or finders' fees;

  •
  the inapplicability of "interested stockholder" provisions of Section 203 of the DGCL to Cubist, Merger Sub or any of their affiliates or associates; and

  •
  acknowledgement as to the absence of any other representations and warranties made by Optimer and any of its affiliates or representatives, including with respect to any estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans provided by Optimer.

        Some of Cubist's and Merger Sub's representations and warranties are qualified by, among other things, exceptions relating to the absence of a Cubist material adverse effect, which means any failure to be duly organized, qualified or in good standing, or any failure to have such corporate power and authority, that would, individually or in the aggregate, be reasonably likely to prevent or materially impede or delay the ability of Cubist and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement.

Conduct of Optimer's Business Pending the Merger

        Under the merger agreement, Optimer has agreed that from and after the date of the merger agreement and prior to the effective time, except as required by applicable law, as otherwise contemplated, required or permitted by the merger agreement, as set forth in certain provisions of the disclosure letter it delivered in connection with the merger agreement or unless consented to in writing by Cubist (such approval not to be unreasonably withheld, conditioned or delayed), between the date of the merger agreement and the effective time: (i) the business of Optimer and its subsidiaries will be conducted in the ordinary course of business in all material respects consistent with past practice; and (ii) Optimer and its subsidiaries will use their respective commercially reasonable efforts to:

  •
  preserve their business organizations intact;

  •
  maintain existing relations with governmental entities and customers and suppliers, including Cubist;

  •
  notify Cubist promptly (i) after receipt of any material communication from any governmental entity or inspections of any manufacturing, research and development or clinical trial site and before giving any material submission to a governmental entity and (ii) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of their product candidates or programs;

  •
  preserve intact and keep available the services of present employees, consultants, independent contractors and executive officers of Optimer and its subsidiaries;

  •
  keep in effect casualty, product liability, workers' compensation and other insurance policies in coverage amounts substantially similar to those in effect as of July 30, 2013;

  •
  preserve and protect all registered intellectual property listed in the FDA's list of "Approved Drug Products with Therapeutic Equivalence of Evaluations" (referred to as the Orange Book) with respect to DIFICID (fidaxomicin); and

  •
  preserve and protect Optimer's material intellectual property (other than the registered intellectual property listed in the Orange Book) owned by Optimer and its subsidiaries, except in the ordinary course of business.

        Optimer also will, prior to the effective time, take all actions that may be necessary under its 401(k) plan and any 401(k) plans of its subsidiaries to terminate any such 401(k) plan to the fullest extent permitted by applicable law and the terms of the relevant 401(k) plan no later than the day prior to the effective time. Immediately prior to such termination, Optimer will make (or will cause to be made) all necessary payments to fund the contributions for elective deferrals and for employer matching contributions (if any) required pursuant to any such 401(k) plan for the period prior to termination.

        Except as required by applicable law, as otherwise required or expressly permitted by the merger agreement, as set forth in certain provisions of the disclosure letter that Optimer delivered in connection with the merger agreement or unless consented to in writing by Cubist (such approval not to be unreasonably withheld, conditioned or delayed), Optimer has agreed that, between the date of the merger agreement and the effective time, Optimer will not, and it will not permit its subsidiaries to:

  •
  adopt or propose to adopt any changes to Optimer's organizational documents;

  •
  adopt a plan of merger or consolidation among Optimer or any of its subsidiaries and any other person, except for any such transactions among wholly owned subsidiaries of Optimer;

  •
  adopt a partial or complete plan of dissolution, liquidation, consolidation, recapitalization, restructuring or other reorganization of Optimer or its subsidiaries;

  •
  amend, alter or terminate the rights plan, except at the expiration time (as specified in the rights agreement) or as contemplated by the merger agreement;

  •
  split, combine, subdivide or reclassify any shares of capital stock of Optimer;

  •
  redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding securities of Optimer, except redemptions, purchases or acquisitions of Optimer securities pursuant to Optimer's stock plans in the ordinary course of business consistent with past practice;

  •
  acquire an equity interest in any other person with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions, except as required by any contract in effect as of the date of the merger agreement;

  •
  acquire an interest in real property, except as required by any contract in effect as of the date of the merger agreement;

  •
  issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Optimer or any of its subsidiaries (other than the issuance of shares by a wholly owned subsidiary of Optimer to Optimer or another wholly owned subsidiary of Optimer), or securities convertible or exchangeable into or exercisable for any shares of such capital stock or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than in connection with the issuance or sales of shares of Optimer common stock upon the exercise or settlement of Optimer options or Optimer stock awards outstanding on the date of the merger agreement or reserved for issuance under Optimer's stock plans, and except as required pursuant to any existing contract or Optimer benefit plan in effect as of the date of the merger agreement;

  •
  create or incur any lien material to Optimer or any of its subsidiaries that is not incurred in the ordinary course of business on any assets (other than intellectual property) of Optimer or any of its subsidiaries having a value in excess of $750,000, other than certain liens permitted under the merger agreement, including certain liens for indebtedness for borrowed money;

  •
  make any loans, advances, guarantees or capital contributions to, or investments in, any person other than (A) to or among Optimer or any direct or indirect wholly owned subsidiary of Optimer or (B) any loan not in excess of $750,000 in the aggregate;

  •
  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Optimer's capital stock, except for dividends paid by any direct or indirect wholly owned subsidiary to Optimer or to any other direct or indirect wholly owned subsidiary;

  •
  enter into any agreement with respect to the voting of Optimer's capital stock;

  •
  incur, assume or guarantee any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Optimer or any of its subsidiaries;

  •
  make, authorize, incur or commit to incur any capital expenditure in excess of $750,000, except as set forth in capital budgets furnished to Cubist prior to the date of the merger agreement;

  •
  amend, modify or terminate certain material contracts, or enter into certain new material contracts, other than in the ordinary course of business or where advisable to facilitate the research and/or clinical operations of Optimer in a commercially reasonable manner consistent with Optimer's past practice;

  •
  make any changes with respect to accounting policies or procedures, except as required by applicable changes in GAAP, the SEC or applicable law;

  •
  except as required by applicable law or GAAP, revalue in any material respect any of Optimer's assets, including writing off accounts or notes receivable, other than in the ordinary course of business consistent with past practice;

  •
  settle or compromise any pending or threatened suit, action or claim, which: (i) results in payments and commitments to make payments by Optimer and its subsidiaries in excess of $5 million in the aggregate; (ii) arises out of certain anti-corruption matters; (iii) would involve imposing material adverse restrictions on the business activities of Optimer or any of its subsidiaries; (iv) would involve the issuance of Optimer securities; or (v) that constitutes certain stockholder litigation;

  •
  make, change or amend any material tax election, settle or compromise any material federal, state, local or foreign tax liability, change Optimer's annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended material tax return, file any material tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

  •
  transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights or businesses of Optimer or its subsidiaries, except: (i) in connection with sales in the ordinary course of business consistent with past practice and sales of assets no longer used in the operation of the business; (ii) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate; or (iii) any of the foregoing actions taken with respect to intellectual property, pursuant to contracts in effect as of the date of the merger agreement;

  •
  except as required pursuant to existing contracts or benefit plans in effect as of the date of the merger agreement, or as otherwise required by applicable law: (i) institute any material increase in any benefit provided under any Optimer benefit plan, other than in the ordinary course of business; (ii) make any material increase in the compensation of any employee of Optimer or any of its subsidiaries, other than in the ordinary course of business; (iii) establish, adopt or materially amend or terminate any material Optimer benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement (including any severance arrangement) that would be a material Optimer benefit plan if it were in existence as of the date of the merger agreement, other than routine administrative amendments that do not materially increase the costs of maintaining such arrangements and renewals in the ordinary course of business; or (iv) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization; provided that none of the foregoing bullets will be construed to limit Optimer's authority to terminate officers or other employees of Optimer or any of its subsidiaries in the ordinary course of business consistent with past practice or to hire officers or other employees to replace officers or other employees who left Optimer after the date of the merger agreement or in fulfillment of open job requisitions on the date of the merger agreement, in each case with compensation, benefits and other terms of at-will employment that are reasonably appropriate in the context of which such officers or other employees were terminated or hired;

  •
  except as required by applicable law or the merger agreement, convene any regular or special meeting (or any adjournment or postponement thereof) of Optimer stockholders other than the special meeting; or

  •
  enter into any written agreement, contract, commitment or arrangement to do any of the foregoing or authorize in writing any of the foregoing.

        The merger agreement is not intended to give Cubist or Merger Sub, directly or indirectly, the right to control Optimer or direct its or its subsidiaries' business or operations prior to the effective time. Prior to the effective time, Optimer will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries' respective operations. Nothing in the merger agreement will be interpreted in such a way as to place Optimer, Cubist or Merger Sub in violation of any rule, regulation or policy of any governmental entity, including any applicable law.

Solicitation of Acquisition Proposals

        Except as permitted by the terms of the merger agreement described below, the Optimer board, and each committee thereof, has agreed in the merger agreement not to: (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Cubist, the Optimer recommendation; (ii) other than as set forth in clause (iv) below, fail to reaffirm the Optimer recommendation within ten business days of a written request by Cubist to do so or, if earlier, the later of two business days prior to the time of the special meeting or five business days after the public announcement of any acquisition proposal or other event material to the Optimer recommendation; (iii) approve, adopt or recommend, or propose to approve, adopt, or recommend, any acquisition proposal; or (iv) in the event of a tender offer or exchange offer for any outstanding shares of Optimer, recommend against acceptance of such tender offer or exchange offer by Optimer stockholders within ten business days of the commencement thereof pursuant to Rule 14d-2 under the Exchange Act (any action in clauses (i)-(iv) referred to as a change of recommendation). Except as permitted by the terms of the merger agreement described below, the Optimer board, and each committee thereof, further has agreed not to approve or recommend, or publicly propose to approve or recommend, or cause or permit Optimer to enter into any alternative acquisition agreement relating to, or that would reasonably be expected to lead to, any acquisition proposal.

        Optimer has agreed that it, its subsidiaries and its and its subsidiaries' officers and directors will not, and Optimer will instruct and use its best efforts to cause its and its subsidiaries' employees, investment bankers, attorneys, accountants and other advisors, agents or representatives not to, directly or indirectly:

  •
  initiate, knowingly facilitate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal; or

  •
  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or make available any non-public information or data to any person relating to Optimer or any of its subsidiaries relating to, or that would reasonably be expected to lead to, any acquisition proposal.

        However, Optimer may engage, continue or participate in such discussions to the extent necessary to notify any person of the existence of its obligations noted above.

        Furthermore, at any time prior to the adoption of the merger agreement by Optimer stockholders, Optimer may:

  •
  provide information in response to a request therefor by a person who has made a written acquisition proposal for the acquisition of more than 50% of Optimer's assets (on a consolidated basis) or total voting power of Optimer's equity securities, or engage in discussions or negotiations with such person, if and only if: (i) Optimer receives from such person an executed confidentiality agreement on terms not less restrictive to such person in any material respect as the confidentiality agreement Optimer entered into with Cubist (it being understood that such confidentiality agreement need not contain any "standstill" provision or otherwise prohibit the making, or amendment, of an acquisition proposal); (ii) Optimer promptly (and in any event within 36 hours of providing any such information) discloses (and, if applicable, provides copies of) any such information to Cubist to the extent not already provided to Cubist; and (iii) the Optimer board determines in good faith after consultation with its outside legal counsel and financial advisor that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal and the Optimer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of Optimer's directors under applicable law; and

  •
  ascertain facts from a party making such acquisition proposal for the purpose of informing the Optimer board about the acquisition proposal and the party making such acquisition proposal.

        Optimer must as promptly as reasonably practicable (and in any event within 36 hours of receipt) notify Cubist in writing of Optimer's receipt of any acquisition proposal or any inquiry or request for discussions or negotiations with respect to any acquisition proposal. Optimer also must notify Cubist in writing of any decision by the Optimer board to enter into discussions or negotiations concerning any acquisition proposal or to disclose or furnish non-public information with respect to Optimer or any of its subsidiaries in connection with an acquisition proposal to any person, which notice must be given as promptly as practicable after such determination was reached (and in any event no later than 36 hours after such determination was reached).

        Optimer has agreed to:

  •
  provide Cubist with the identity of the person making any such acquisition proposal and keep Cubist reasonably informed of the status and material terms of any such acquisition proposal and any amendments thereto;

  •
  promptly (and in any event within 36 hours of receiving such information) provide Cubist a copy of all written information provided by or on behalf of such person or group in connection with any acquisition proposal or provided by or on behalf of Optimer or its representatives to such person or group, to the extent not previously provided to Cubist; and

  •
  promptly (and in any event within 36 hours of such determination) notify Cubist of any determination by the Optimer board that such acquisition proposal constitutes a superior proposal.

        Furthermore, Optimer must not, and must cause its subsidiaries not to, enter into any agreement with any person subsequent to July 30, 2013 that would restrict Optimer's ability to provide Cubist with the information described in the first two bullets immediately above and, if Optimer is a party to any agreement as of July 30, 2013 that would prohibit Optimer from providing such information to Cubist, prior to providing non-public information to, or engaging in discussions or negotiations with, the counterparty to such agreement, Optimer must obtain approval from the counterparty to such agreement to allow Optimer to provide such information to Cubist.

        If at any time prior to the date on which the merger agreement is adopted by Optimer stockholders, Optimer receives an unsolicited written acquisition proposal, without any director or officer of Optimer who is subject to Section 16 of the Exchange Act having participated in a material breach of Optimer's obligations not to solicit acquisition proposals, the Optimer board determines in good faith after consultation with its outside legal counsel and financial advisor that such acquisition proposal constitutes a superior proposal and the Optimer board determines in good faith after consultation with its outside legal counsel that a failure to take the actions described below would be inconsistent with its fiduciary duties under applicable law, then the Optimer board may (i) effect a change of recommendation and/or (ii) terminate the merger agreement to cause Optimer to enter into an alternative acquisition agreement concerning the superior proposal, so long as Optimer complies with certain terms of the merger agreement, including paying a termination fee to Cubist. See the section entitled, "The Merger Agreement—Termination Fee" beginning on page 97 of this proxy statement/prospectus.

        However, prior to effecting a change of recommendation as noted above or terminating the merger agreement in order to enter into an alternative acquisition agreement concerning the superior proposal:

  •
  Optimer must provide prior written notice to Cubist at least 100 hours in advance of Optimer's intention to take such action, specifying the material terms and conditions of any such superior proposal (including the identity of the party making such superior proposal) or the reasons for such change of recommendation in the absence of a superior proposal;

  •
  prior to effecting such change of recommendation or terminating the merger agreement to enter into an alternative acquisition agreement with respect to such superior proposal, Optimer must, and must direct its outside legal counsel and financial advisors to, during the 100-hour notice period, negotiate with Cubist in good faith (to the extent Cubist desires to negotiate) to make adjustments in the terms and conditions of the merger agreement; and

  •
  following the 100-hour notice period, and after giving effect to any proposed adjustments to the terms of the merger agreement, the Optimer board must determine in good faith that the failure to make such change of recommendation would still be inconsistent with its fiduciary duties under applicable law or, after consultation with its outside legal and financial advisor, that such acquisition proposal remains a superior proposal.

        In the event of any amendment to the financial or other material terms of such superior proposal, or material changes to the facts and circumstances necessitating such change of recommendation after the start of the 100-hour notice period, Optimer is required to deliver a new written notice to Cubist and again comply with the requirements summarized above with respect to such new written notice, and the 100-hour notice period will be deemed to have re-commenced on the date of such new notice, except that Optimer's obligation to provide advance written notice to Cubist will be reduced to 72 hours (rather than the 100 hours otherwise contemplated above) and the time Optimer will be permitted to effect a change of recommendation in connection with a superior proposal will be reduced to the time that is 72 hours after it has provided such written notice (rather than the time that is the 100 hours otherwise contemplated above).

        Nothing in the merger agreement will prohibit Optimer from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an acquisition proposal, (ii) making any disclosure to Optimer stockholders if the Optimer board determines in good faith, after consultation with Optimer's outside legal counsel, that the failure of the Optimer board to make such disclosure could be inconsistent with the directors' fiduciary duties under applicable law or (iii) making disclosure to Optimer stockholders of factual information regarding the business, financial condition or results of operations of Optimer, Cubist or Merger Sub, or the fact that an acquisition proposal has been made, the identity of the party making such acquisition proposal or the material terms of any such acquisition proposal.

        Optimer also is obligated to, and has agreed to take reasonable best efforts to cause its representatives to, immediately cease any discussions or negotiations commenced prior to, or pending as of, the date of the merger agreement with any parties with respect to any acquisition proposal or any other proposal that could reasonably be expected to lead to an acquisition proposal. In addition, Optimer has agreed to request that each person that has executed a confidentiality agreement on or after February 27, 2013, in connection with any potential acquisition of Optimer to return or destroy all confidential information heretofore furnished to such person by or on behalf of Optimer or any of its subsidiaries.

        In this proxy statement/prospectus, the term acquisition proposal is used to mean: (i) any bona fide proposal, offer or effort made by any person with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Optimer or any of its subsidiaries and (ii) any acquisition by any person resulting in, or proposal, effort or offer which, if consummated, would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (x) 15% or more of the total voting power of the equity securities of Optimer or those of its subsidiaries or (y) 15% or more of the consolidated total assets (including equity securities of its subsidiaries) of Optimer, in each case other than the merger and the transactions contemplated by the merger agreement.

        In this proxy statement/prospectus, the term superior proposal is used to mean: an acquisition proposal: (i) that would result in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of Optimer; (ii) that the Optimer board determines in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal; and (iii) that, if consummated, would result in a transaction more favorable to Optimer stockholders from a financial point of view than the merger and the transactions contemplated by the merger agreement.

Stockholders Meeting

        Optimer has agreed, as promptly as practicable following the date of the merger agreement, to take, in accordance with applicable law and its certificate of incorporation and by-laws, all action necessary to set the record date for, duly call, give notice of, convene and hold the special meeting to consider and vote upon the adoption of the merger agreement (with the record date and the meeting date to be set by Optimer after consultation with Cubist). Optimer may not postpone or adjourn the special meeting unless Optimer and Cubist determine that it is necessary or advisable to do so in order to solicit additional proxies in order to obtain the requisite stockholder vote or to comply with applicable law. Subject to the provisions of the merger agreement discussed above under the section entitled, "The Merger Agreement—Solicitation of Acquisition Proposals" beginning on page 84 of this proxy statement/prospectus, the Optimer board will recommend that Optimer stockholders vote in favor of the adoption of the merger agreement.

        Cubist and Merger Sub have agreed to cause all shares of Optimer common stock beneficially owned by Cubist or Merger Sub or any of their affiliates to be present at the special meeting and to be voted in favor of the adoption of the merger agreement.

Filings; Other Actions; Notification

        Optimer and Cubist will cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including: (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity; (ii) obtaining as promptly as practicable all actions, waivers, consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

        Subject to applicable law relating to the exchange of information, Optimer and Cubist each shall have the right to review in advance (and, to the extent practicable, each will consult with the other and consider in good faith the views of the other in connection with) all information relating to Cubist or Optimer, as the case may be, and any of their respective subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or governmental entity in connection with the merger and the other transactions contemplated by the merger agreement (including this proxy statement/prospectus). Each of Cubist and Optimer has agreed to act reasonably and as promptly as practicable in exercising the foregoing rights.

        Each of Optimer and Cubist has agreed, upon request by the other, to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of Cubist, Optimer or any of their respective subsidiaries to any third party or governmental entity in connection with the merger and the other transactions contemplated by the merger agreement.

        Cubist and Optimer have agreed to:

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  subject to applicable laws and as may otherwise be required by any governmental entity, keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement (including promptly furnishing the other with copies of notices or other communications received by Cubist or Optimer, as the case may be, or any of its subsidiaries, from any third party or governmental entity with respect to the merger and the transactions contemplated by the merger agreement). Cubist and Optimer have further agreed to not permit any of Optimer's or Cubist's respective officers or any other representatives or agents to participate in any meeting with any governmental entity in respect of any filings, investigation or other inquiry with respect to the transactions contemplated by the merger agreement, unless the applicable party consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat;

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  each promptly use its reasonable best efforts to provide to each government antitrust entity information and documents requested by any government antitrust entity, including filing within ten business days of the date of the merger agreement a notification and report form under the HSR Act and promptly after any such request, substantial compliance with any request for additional information and documentary material under the HSR Act;

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  subject to applicable law relating to the exchange of information, each promptly use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing, submission or oral presentation and in connection with any investigation initiated by a government antitrust entity; (ii) keep the other party and its counsel informed on a current basis of any communication received from or given by a government antitrust entity, in each case, regarding any of the transactions contemplated by the merger agreement; and (iii) permit the other party and its counsel to review any communication given by it to, and consult with the other party in advance of any meeting or conference with, any government antitrust entity (and, to the extent permitted by such governmental antitrust entity, give the other party and its counsel the opportunity to attend and participate in such meeting and conferences); and

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  in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, in any proceeding that would make consummation of the merger or the other transactions contemplated by the merger agreement in accordance with the terms of the merger agreement unlawful or that would prevent, enjoin or otherwise prohibit consummation of the merger or the other transactions, each promptly use its reasonable best efforts to take any and all steps (including the appeal thereof and the posting of a bond, but excluding the taking of the steps described in the following paragraph) necessary to vacate, modify, reverse, suspend, eliminate or remove such actual injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by the merger agreement.

        Cubist and Optimer also have agreed to promptly take any and all actions (the sequencing of which shall lie in the reasonable discretion of Cubist) necessary to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the merger agreement, including (i) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person or entity (including any governmental entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by the merger agreement and (ii) the proffer and agreement by Cubist of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and to promptly effect the sale, lease, license, disposal and holding separate of, any assets, rights, product lines, licenses, categories of assets or business or other operations, or interests therein, of Optimer, Cubist or any of their respective subsidiaries (and the entry into agreements with, and submission to orders of, the relevant government antitrust entity giving effect thereto) if such action should be necessary to (x) eliminate the actual issuance of any order, decree, decision, determination or judgment that would delay, prevent, enjoin or otherwise prohibit consummation of the merger or the other transactions contemplated by the merger agreement by any government antitrust entity or (y) cause the closing to occur prior to April 30, 2014.

        In addition, Optimer has agreed to promptly notify Cubist of the receipt of all comments of the SEC with respect to this proxy statement/prospectus and of any request by the SEC for any amendment or supplement to this proxy statement/prospectus, or for additional information. Optimer has agreed to provide to Cubist, after Cubist, Merger Sub and their counsel have had a reasonable opportunity to review and comment on the proxy statement/prospectus and any draft correspondence and due consideration has been given to such comments by Optimer, copies of all such correspondence between Optimer and/or its representatives and the SEC. Optimer and Cubist have agreed to each use reasonable best efforts to promptly provide satisfactory responses to the SEC with respect to all comments received on this proxy statement/prospectus by the SEC.

        At or prior to the effective time, Cubist will cause the CVR agreement to be duly authorized, executed and delivered by Cubist and the trustee under the CVR agreement. As promptly as practicable (and in any event within 20 business days) following the date of the merger agreement, Cubist will prepare and file with the SEC a registration statement relating to the CVRs under each of the Securities Act and the Exchange Act (referred to (along with any amendments or supplements thereto) as the CVR registration statement). The merger agreement requires that Optimer and its counsel be given a reasonable opportunity to review each CVR registration statement before it is filed with the SEC and Cubist and Merger Sub have agreed to give due consideration to all reasonable additions, deletions or changes thereto suggested by Optimer and its counsel. Cubist has agreed to promptly notify Optimer of the receipt of any comments from the SEC with respect to the CVR registration statement and of any request by the SEC for any amendments or supplements thereto, or for additional information. Cubist has agreed to provide to Optimer, after Optimer and its counsel have had a reasonable opportunity to review and comment on the CVR registration statement and draft correspondence and due consideration has been given to such documents by Cubist, copies of all such correspondence between the Cubist, Merger Sub and/or any of their representatives, on the one hand, and the SEC, on the other. Optimer and Cubist have agreed to use reasonable best efforts to promptly provide satisfactory responses to the SEC with respect to all comments received on the CVR registration statement by the SEC. As promptly as practicable after the date the SEC staff advises that it has no further comments, Cubist and Merger Sub will cause the CVR registration statement to be declared effective and will have the CVR agreement qualified under the Trust Indenture Act of 1939, as amended (referred to as the Trust Indenture Act). Cubist and Merger Sub have agreed to cause the CVR registration statement to remain effective as long as is necessary to consummate the merger and the other transactions contemplated by the merger agreement and to comply with Cubist's obligations under the CVR agreement. Promptly after Cubist receives notice, after the CVR registration statement has been declared effective, Cubist will advise Optimer of the issuance of any stop order or the suspension of the qualification of the CVRs. If, at any time prior to the effective time, any information relating to Cubist or any of its affiliates is discovered by Cubist that is required to be set forth in an amendment or supplement to the CVR registration statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to the statements therein, in light of the circumstances under which they were made, not misleading, Cubist shall promptly notify Optimer and to the extent required by law, Cubist shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC. As promptly as practicable after the date of the merger agreement, Cubist will prepare and submit to Nasdaq an application covering the CVRs and will use its reasonable best efforts to cause the CVRs to be approved for listing (subject to a notice of issuance) for trading on Nasdaq at or prior to the effective time and, in the event such CVRs are not so approved as of the effective time, to continue to use reasonable best efforts, from and after the effective time, to obtain such listing approval until it is received.

Access and Reports

        Upon reasonable notice and subject to applicable law, Optimer will, and will cause its subsidiaries to, afford Cubist's officers and other authorized representatives reasonable access to Optimer's properties, books, contracts and records during normal business hours throughout the period prior to the effective time. Optimer also has agreed, and will cause its subsidiaries, to furnish promptly to Cubist all information concerning its business, properties and personnel as may reasonably be requested. All such information will be governed by a confidentiality agreement executed by Optimer and Cubist. No investigation by Cubist pursuant to the foregoing access rights will affect or be deemed to modify any representation or warranty made by Optimer in the merger agreement. In addition, Optimer is not required: (i) to permit any inspection or disclose or permit access to any information that in its reasonable judgment is reasonably likely to result in any violation of any law or any contract to which Optimer or any of its subsidiaries is a party, or cause any privilege (including attorney-client privilege) that Optimer or any of its subsidiaries would be entitled to assert to be undermined with respect to such information; or (ii) if Optimer or any of its affiliates, on the one hand, and Cubist or any of its affiliates, on the other hand, are adverse parties in a litigation or other proceeding, to disclose or permit access to any information that is reasonably pertinent to any such litigation or proceeding.

Stock Exchange Delisting

        Prior to the effective time, Optimer has agreed to cooperate with Cubist and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable law and the rules and policies of Nasdaq to enable the delisting by the surviving corporation of the merger of shares of Optimer common stock from Nasdaq and the deregistration of such shares under the Exchange Act promptly after the effective time.

        Cubist has agreed to use commercially reasonable efforts to cause the surviving corporation of the merger to file with the SEC within certain specified times forms required to effect the deregistration of shares of Optimer common stock under the Exchange Act. If the surviving corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act before all such required deregistration filings are completed, Optimer has agreed to deliver to Cubist at least three business days prior to the closing of the merger a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed.

Publicity

        Except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any governmental entity, Optimer and Cubist have agreed to consult with each other prior to issuing any press releases or otherwise making any public announcements with respect to the merger and the transactions contemplated in the merger agreement, and prior to making any filings with any third party and/or any governmental entity (including any national securities exchange or interdealer quotation service) with respect thereto. The foregoing requirements will remain in effect so long as the merger agreement is in effect, unless and until a change of recommendation has occurred.

Takeover Statutes and Stockholders Rights Plan

        If any takeover statute is, or may become, applicable to the merger or the transactions contemplated by the merger agreement, Optimer and the Optimer board will grant such approvals and take such actions as are necessary so that the merger and the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on those transactions.

        The Optimer board will take all action necessary to cause the rights granted under the rights plan to cease to be outstanding as of the effective time and to terminate the rights agreement as of the effective time, without payment of any consideration in respect thereof, other than the redemption price of $0.01 per right granted under the rights plan.

Interim Financing of Optimer

        Cubist and Optimer have agreed to implement, and take, in good faith, all reasonably necessary actions to implement, the terms of the interim financing that Cubist has agreed to provide Optimer during the pendency of the merger, in accordance with the terms set forth on Exhibit C to the merger agreement. Pursuant to such terms, on a quarterly basis during the pendency of the merger, commencing on September 15, 2013, Optimer agreed to issue to Cubist $25 million of non-voting senior preferred stock in exchange for cash consideration payable to Optimer, up to a potential total of $75 million. With respect to such interim financing, on September 16, 2013, Cubist and Optimer entered into the preferred stock purchase agreement pursuant to which Cubist purchased $25 million of Optimer's non-voting senior preferred stock. The non-voting senior preferred stock carries no dividend. The liquidation preference of the non-voting senior preferred stock will be equal to the total cash consideration paid by Cubist to Optimer for shares of the non-voting senior preferred stock. In the event of a termination of the merger agreement due to a material breach thereof by Cubist, Optimer may redeem all, but not less than all, of the non-voting senior preferred stock at par value ($0.001 per share of non-voting senior preferred stock). If the merger agreement is terminated due to any other circumstance (or Optimer does not, in its sole discretion, elect to redeem the non-voting senior preferred stock as described above), beginning on the first anniversary of such termination, the non-voting senior preferred stock will be at any time and from time to time convertible at Cubist's election into Optimer common stock based on the average of the volume-weighted average price per common share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the date of conversion (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). The conversion rights of Cubist are subject to limitations on the issuance of Optimer common stock in an amount that would require stockholder approval under the rules and regulations of Nasdaq and limitations under applicable antitrust or competition law. Furthermore, in no event will Cubist, upon conversion of the non-voting senior preferred stock, be entitled to hold directly or indirectly, collectively, greater than 5.00% of the total voting power of any class or series of securities of Optimer entitled to vote or provide their consent on any matter, except matters with respect to which holders of the non-voting senior preferred stock vote or provide their consent as a single class or series only.

        The non-voting senior preferred stock will be canceled for no consideration and will no longer be issued and outstanding shares of capital stock of Optimer if the merger contemplated by the merger agreement is consummated. The non-voting senior preferred stock will be redeemed in exchange for its aggregate liquidation preference in the event of a transaction resulting in a change of control of Optimer (other than the merger contemplated by the merger agreement) as a result of which a termination fee is paid to Cubist pursuant to the terms of the merger agreement or on an as-converted-into-common-stock basis based on the average of the volume-weighted average price per share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the announcement of any other such change of control of Optimer (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). Cubist has agreed to various restrictions on its ability to offer, sell or otherwise transfer the non-voting senior preferred stock and any Optimer common stock received upon conversion of the non-voting senior preferred stock, including that it will not transfer the non-voting senior preferred stock other than to one of its wholly owned subsidiaries and that it will not offer, sell or otherwise transfer any such common stock until the first anniversary of any termination of the merger agreement or to any person or group that would reasonably be expected to, after consummation of any such transaction, be required to file a beneficial ownership report on Schedule 13D in respect of Optimer.

        With respect to rights to payment of amounts payable upon liquidation, dissolution or winding up of Optimer, shares of the non-voting senior preferred stock rank senior to Optimer common stock. The non-voting senior preferred stock will have no voting rights except as required by law.

        See the section entitled, "Description of the Non-Voting Senior Preferred Stock" beginning on page 109 of this proxy statement/prospectus.

Notification of Certain Litigation and Other Events

        The merger agreement requires Optimer to, as promptly as practicable under the circumstances, notify Cubist after Optimer has notice of actions, suits, claims, governmental investigations or proceedings instituted or threatened in writing against Optimer or any of its directors, officers or affiliates before any court or governmental entity that relate to, involve or otherwise affect Optimer, any of its subsidiaries or any of its affiliates and that relate to the merger agreement or the transactions contemplated therein, or seek damages or discovery in connection with the merger and the transactions contemplated by the merger agreement or which would have been required to be disclosed pursuant to the merger agreement if pending on the date of the merger agreement. Optimer will consult with and give Cubist the opportunity to participate in the defense of any such action, suit, claim, investigation or proceeding and will not settle or compromise any claim by any stockholder and relating to the merger agreement or the transactions contemplated thereby without Cubist's prior written consent, which will not be unreasonably withheld. For a description of the stockholder litigation relating to the merger agreement, the merger or the other transactions contemplated by the merger agreement brought against Optimer as of the date of this proxy statement/prospectus, see the section entitled, "The Merger—Litigation Relating to the Merger" beginning on page 72 of this proxy statement/prospectus.

        In addition, taking into consideration the then existing circumstances, Optimer has agreed to promptly notify Cubist in the event that Optimer or any of its subsidiaries obtains knowledge of any facts which would cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by Optimer or its subsidiaries, (ii) a change in the marketing classification or a material change in labeling of any such products or (iii) a termination or suspension of marketing of any such products.

Employee Benefit Matters

        Cubist has agreed, for the sole benefit of Optimer, that it will:

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  from the effective time and ending on the first anniversary of the effective time, with respect to each employee of Optimer and its subsidiaries as of immediately prior to the effective time who continues to be employed by the surviving corporation (all such employees referred to as continuing employees), provide, or cause to be provided, (i) base salary at a rate no less than the rate of any such continuing employee's base salary on July 30, 2013, and (ii) retirement, health, welfare and fringe benefits that are substantially comparable in the aggregate to the benefits provided to similarly situated Cubist employees based on levels of responsibility;

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  for purposes of vesting, accrual of severance, vacation and sick time benefits and eligibility to participate under the employee benefit plans, programs and policies of Cubist and its subsidiaries providing benefits to continuing employees after the effective time (including the benefit plans of Optimer and any of its subsidiaries, to the extent applicable), credit each continuing employee with his or her years of service with Optimer and its subsidiaries and their respective predecessors before the effective time, to the same extent as such continuing employee was entitled, before the effective time, to receive credit for such service under any similar benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the effective time, except to the extent that application of the foregoing would result in a duplication of benefits;

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  for purposes of providing medical, dental, pharmaceutical and/or vision benefits to any continuing employee, use reasonable best efforts to prevent any lapse in coverage for such continuing employee and his or her covered dependents and to cause any waiting periods, evidence of insurability requirements, pre-existing conditions exclusions and actively-at-work requirements of the arrangement providing for such benefits to be waived for such continuing employee and his or her covered dependents;

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  use reasonable best efforts to cause any eligible expenses incurred by any continuing employee and his or her covered dependents during the portion of the plan year of the benefit plan in which such continuing employee participated immediately before the effective time ending on the date such continuing employee's participation in the corresponding new plan begins to be recognized and credited under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year; and

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  as of and after the effective time, to take all actions necessary to expressly assume certain benefit plans identified in the disclosure letter that Optimer delivered in connection with the merger agreement (and to cause the surviving corporation and any successor thereto to do the same).

        In addition, Cubist, Merger Sub and Optimer intend that the merger will qualify as a "change in control" or "change of control" (or the equivalent) within the meaning of the benefit plans identified in the disclosure letter that Optimer delivered in connection with the merger agreement.

        The provisions described above are solely for the benefit of the parties to the merger agreement and do not confer upon any individual rights or remedies. Nothing in the merger agreement, whether express or implied, is intended to, or will, constitute the establishment or adoption of, or any amendment to, any benefit plan, or otherwise be treated as an amendment or modification of any benefit plan, new plan or agreement or arrangement of Optimer or Cubist or, subject to the second, third and fourth bullets above, limit the rights of Optimer, Cubist or their respective subsidiaries to amend, terminate or otherwise modify any of their respective plans or arrangements or create any third-party beneficiary or other right in any person, including any current or former employee of Optimer or any subsidiary of Optimer, any participant in any benefit plan, new plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof).

Conditions to the Merger

        The respective obligations of Optimer, Cubist and Merger Sub to consummate the merger are subject to the satisfaction or waiver of the following conditions:

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  the merger agreement must have been duly adopted by holders of a majority of the outstanding shares of Optimer common stock entitled to vote thereon and duly approved by the sole stockholder of Merger Sub in accordance with applicable law and the certificate of incorporation and by-laws of such entities;

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  the absence of any order (whether temporary, preliminary or permanent) by any court or other governmental entity of competent jurisdiction that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger or the other transactions contemplated by the merger agreement; and

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  the applicable waiting period (and any extensions thereof) under the HSR Act or under any similar foreign antitrust or competition law applicable to the merger or the other transactions contemplated by the merger agreement will have expired or been terminated or, where applicable, approval under any such laws shall have been obtained.

        The obligations of Cubist and Merger Sub to effect the merger also are subject to the satisfaction or waiver by Cubist at or prior to the effective time of the following additional conditions:

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  Optimer's representation and warranty regarding the absence of an Optimer material adverse effect must be true and correct in all respects as of July 30, 2013, and as of the closing date;

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  Optimer's representations and warranties regarding Optimer's organization, good standing, qualification, corporate power, authority and the rights plan and the absence of any undisclosed brokers' or finders' fees (disregarding qualifications and exceptions relating to materiality or Optimer material adverse effect) must be true and correct in all material respects as of July 30, 2013, and as of the closing date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct in all material respects as of such date or time);

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  Optimer's representations and warranties regarding its capitalization and certain equity interests in its subsidiaries (disregarding qualifications and exceptions relating to materiality or Optimer material adverse effect) must be true and correct in all respects as of July 30, 2013, and as of the closing date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct except for de minimis exceptions as of such date or time), notwithstanding any inaccuracies that are de minimis;

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  Optimer's other representations and warranties set forth in the merger agreement (disregarding qualifications and exceptions relating to materiality or Optimer material adverse effect) must be true and correct as of July 30, 2013, and as of the closing date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct as of such date or time), except where all such failures to be true and correct (considered collectively) do not constitute, and would not reasonably be expected to constitute, an Optimer material adverse effect;

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  Optimer has performed and complied with, in all material respects, its obligations, agreements and covenants under the merger agreement at or prior to the date of the closing of the merger; provided that, if the closing date is after January 31, 2014, this condition will be satisfied with respect to compliance with the covenants, obligations and agreements described above under the section entitled, "The Merger Agreement—Conduct of Optimer's Business Pending the Merger" beginning on page 81 of this proxy statement/prospectus (disregarding qualifications relating to materiality) if Optimer has performed and complied with all such obligations, agreements and covenants after January 31, 2014, in a manner such that any noncompliance does not constitute, individually or in the aggregate, an Optimer material adverse effect; and

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  Optimer has delivered to Cubist a certificate signed by its chief executive officer and chief financial officer dated as of the closing date certifying that all of the above conditions with respect to the representations and warranties and performance of the obligations of Optimer have been satisfied.

        Optimer's obligation to effect the merger also is subject to the satisfaction or waiver by Optimer at or prior to the effective time of the following additional conditions:

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  the representations and warranties of Cubist and Merger Sub set forth in the merger agreement must be accurate as of July 30, 2013 and, other than representations and warranties made as of a particular date (which shall have been accurate to the degree described below as of such date), as of the closing date as if made on and as of the closing date, except where the failure of such representations and warranties to be so accurate, in the aggregate, would not impair in any material respect the ability of Cubist or Merger Sub, as the case may be, to perform its obligations under the merger agreement or prevent or materially delay the consummation of the merger and the other transactions contemplated by the merger agreement;

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  each of Cubist and Merger Sub has performed and complied with, in all material respects, its obligations, agreements and covenants under the merger agreement at or prior to the date of the closing of the merger; and

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  Cubist has delivered to Optimer a certificate dated as of the closing date signed by an authorized officer of Cubist certifying that both of the above conditions with respect to the representations and warranties and performance of the obligations of Cubist and Merger Sub have been satisfied.

        None of Optimer, Cubist or Merger Sub may rely on the failure of any condition described above to be satisfied to excuse such party's performance of its obligations under the merger agreement if such failure was caused by such party's failure to act in good faith or to use its commercially reasonable efforts to consummate the merger and the other transactions contemplated by the merger agreement.

Termination

        Cubist and Optimer may, by mutual written consent, terminate the merger agreement and abandon the merger and the other transactions contemplated by the merger agreement at any time prior to the effective time, whether before or after the adoption of the merger agreement by Optimer stockholders.

        The merger agreement also may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time as follows:

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  by action of either the Cubist board or the Optimer board, if:

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  the merger has not been consummated on or before January 30, 2014, which is the outside date specified in the merger agreement (as it be extended as described below); provided, however, that if Cubist or Optimer determines that additional time is necessary to satisfy the condition to closing that relates to the termination or expiration any waiting periods (and any extensions thereof) or required approvals, applicable to the consummation of the merger or the other transactions contemplated by the merger agreement under the HSR Act or any similar foreign antitrust or competition laws, Optimer or Cubist may extend the outside date to a date not beyond April 30, 2014; provided, further, that the right to terminate the merger agreement pursuant to this bullet will not be available to any party to the merger agreement that has breached its obligations under the merger agreement in any manner that will have proximately contributed to the failure of the closing of the merger to have occurred prior to the outside date;

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  an order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger has become final and non-appealable; provided that the right to terminate the merger agreement pursuant to this bullet will not be available to any party that has breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the existence of any such order; or

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  Optimer stockholders have not duly adopted the merger agreement at the special meeting or any adjournment or postponement of such meeting.

  •
  by Optimer, if:

  •
  at any time prior to the closing of the merger if there has been a breach of any representation, warranty, covenant or agreement made by Cubist or Merger Sub in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach or failure to perform has had, or would reasonably be expected to have, a Cubist material adverse effect and is not curable, or if curable, is not cured by the earlier of (i) thirty calendar days after written notice thereof is given by Optimer to Cubist and (ii) the outside date (where a Cubist material adverse effect means any failure to be duly organized, qualified or in good standing, or any failure to have such corporate power and authority, that would, individually or in the aggregate, be reasonably likely to prevent or materially impede or delay the ability of Cubist and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement); or

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  at any time prior to the special meeting if Optimer has received a superior proposal, which, after giving effect to all of the adjustments that may be offered by Cubist, the Optimer board determines in good faith (after consultation with its financial advisors) that such superior proposal continues to constitute a superior proposal, provided that Optimer has not violated or breached certain of its covenants, including those relating to non-solicitation of acquisition proposals, a change of recommendation and certain notice or other requirements relating to acquisition proposals (referred to as an alternative acquisition proposal termination event).

  •
  by Cubist, at any time prior to the effective time, if:

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  the Optimer board: (i) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify in a manner adverse to Cubist, the Optimer recommendation; (ii) other than as set forth in clause (iv) below, fails to reaffirm the Optimer recommendation within ten business days of a written request by Cubist to do so or, if earlier, the later of two business days prior to the special meeting or five business days after the public announcement of any acquisition proposal or other event material to the Optimer recommendation; (iii) approves, adopts or recommends, or proposed to approve, adopt, or recommend, any acquisition proposal; or (iv) in the event of a tender offer or exchange offer for any outstanding shares, fails to recommend against the acceptance of such tender or exchange offer for outstanding shares of Optimer within ten business days of the commencement thereof pursuant to Rule 14d-2 under the Exchange Act (referred to as a change of recommendation termination event);

    •
    the Optimer board fails to reaffirm the Optimer recommendation within ten business days after receipt of any written request to do so from Cubist or, if earlier, the later of two business days prior to the special meeting or five business days after the public announcement of any acquisition proposal or other event material to the Optimer recommendation (referred to as a failure to reaffirm termination event); or

    •
    there has been a breach of a representation, warranty, covenant or agreement made by Optimer in the merger agreement or any such representation and warranty becomes untrue after the date of the merger agreement, which breach or failure to perform would cause any condition to the closing of the merger not to be satisfied and is not curable or, if curable, is not cured within the earlier of (i) thirty calendar days after written notice thereof is given by Cubist to Optimer and (ii) the outside date (referred to as an Optimer breach termination event).

Termination Fee

        Except for the termination fee described below, all costs and expenses incurred by the parties to the merger agreement in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is completed. Optimer is required to pay Cubist a termination fee of $18 million in the event that:

  •
  the merger agreement is terminated by Optimer pursuant to an alternative acquisition proposal termination event;

  •
  the merger agreement is terminated by Cubist pursuant to a change of recommendation termination event;

  •
  the merger agreement is terminated by Cubist pursuant to a failure to reaffirm termination event; or

  •
  each of the following three events occurs:

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  prior to the adoption of the merger agreement by Optimer stockholders, the merger agreement is terminated by Optimer or Cubist due to Optimer stockholders not having adopted the merger agreement or by Cubist due to an Optimer breach termination event;

  •
  there is an acquisition proposal made after the date of the merger agreement but prior to such termination and such acquisition proposal is not publicly withdrawn prior to such termination; and

  •
  within 12 months after such termination, Optimer consummates a transaction contemplated by any acquisition proposal, provided that for purposes of the foregoing, the references to "15%" in the definition of acquisition proposal shall be deemed to be references to "50%".

        If Optimer is required to pay Cubist the termination fee in accordance with the provisions of the merger agreement, it must offer Cubist an opportunity to decline to accept payment of any such termination fee. Cubist's receipt and acceptance of the termination fee will, subject to certain specific performance rights described below under the section entitled, "The Merger Agreement—Remedies" on page 98 of this proxy statement/prospectus, be the sole and exclusive remedy of Cubist and Merger Sub against Optimer and its directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives for any and all losses and damages suffered in connection with the merger agreement, the transactions contemplated thereunder or the failure of the merger or the other transactions contemplated in the merger agreement to be consummated; provided that if Cubist and Merger Sub fail to deliver written notice to Optimer accepting the termination fee within five business days of the date that Optimer delivers written notice to Cubist and Merger Sub of their opportunity to accept the termination fee, Cubist and Merger Sub shall not be entitled to receive the termination fee and, in such case, their sole remedy against Optimer and its representatives shall be damages from Optimer for any loss suffered as a direct result of any breach of the merger agreement by Optimer.

        In the event the termination fee becomes due, Optimer will pay Cubist the termination fee in cash by wire transfer of immediately available funds if Cubist has furnished Optimer with appropriate wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check. In no event will Optimer be required to pay the termination fee to Cubist on more than one occasion. In the event Optimer fails to promptly pay any required termination fee and Cubist commences suit to collect such payment that results in a judgment against Optimer for the termination fee set forth in the merger agreement, Optimer will indemnify Cubist for its fees and expenses, including reasonable attorneys' fees and expenses, incurred in connection with such suit and pay interest on the amount of the payment due.

Remedies

        In addition to any other available remedies, including the termination fee payable to Cubist upon the occurrence of certain events as described above under the section entitled, "The Merger Agreement—Termination Fee" on page 97 of this proxy statement/prospectus, each of the parties agrees not to oppose the granting of an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Indemnification; Directors' and Officers' Insurance

        From and after the effective time, and to the fullest extent that Optimer would have been permitted by law, under its governing documents or pursuant to any indemnification agreement (in each case as in effect on the date of the merger agreement), Cubist and the surviving corporation will indemnify and hold harmless (and the surviving corporation will, subject to certain requirements, advance expenses to) each person who was a director or officer of Optimer or any of its subsidiaries prior to the effective time against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to (i) such director's or officer's service in such capacity and (ii) matters existing or occurring at or prior to the effective time (including in connection with the merger and the other transactions contemplated by the merger agreement). Without limiting the previous sentence, Cubist also will, to the fullest extent that Cubist is permitted to under applicable law, indemnify and hold harmless (and Cubist will, subject to certain requirements, advance expenses to), except for certain anti-corruption matters, each person who was a director or officer of Optimer or any of its subsidiaries prior to the effective time against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to (i) such director's or officer's service in such capacity and (ii) matters existing or occurring at or prior to the effective time (including in connection with the merger and the other transactions contemplated by the merger agreement).

        Prior to the effective time, Optimer is required to (and if Optimer is unable to do so, Cubist will cause the surviving corporation to) obtain and fully pay for a six-year "tail" insurance policy from an insurance carrier with the same or better credit rating as Optimer's insurance carrier as of the date of the merger agreement with respect to directors' and officers' liability insurance and fiduciary liability insurance and with benefits and levels of coverage that are at least as favorable as Optimer's existing policies with respect to any matters that existed or occurred at or prior to the effective time. The annual premiums for such tail policy shall not exceed 300% of the annual premiums currently paid by Optimer for such insurance.

        If Optimer or the surviving corporation fails to purchase such tail policy as of the effective time, the surviving corporation will, and Cubist has agreed to cause the surviving corporation to continue to, maintain the current directors' and officers' liability insurance policies in place as of the date of the merger agreement or to use reasonable best efforts to purchase comparable directors' and officers' liability insurance policies, in each case, for the six-year period following the effective time and with benefits and levels of coverage at least as favorable as provided in the existing Optimer policies. During this six-year period, Cubist and the surviving corporation are not required to expend more than 300% of the annual premiums currently paid by Optimer for existing coverage in maintaining or purchasing such policies. If the annual premium amount for such coverage exceeds such cap, the surviving corporation must obtain a policy with the greatest coverage available for a cost not exceeding the maximum permitted premium amount.

        If Cubist or the surviving corporation or any of their respective successors or assigns (i) consolidates with, or merges into, any other corporation or entity and is not the surviving corporation or entity thereof or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions must be made such that the successors and assigns of Cubist or the surviving corporation will assume the obligations described above.

        Each person who was a director or officer of Optimer, or any of its subsidiaries, prior to the effective time will have the right to enforce the indemnification provisions of the merger agreement described above, each of whom is an intended third-party beneficiary, which provisions will survive the consummation of the merger and may not be terminated or modified in a manner adverse to the rights of any such indemnified party without such party's written consent (unless otherwise required by law).

Amendment and Waivers

        Subject to applicable law, at any time prior to the effective time, the parties to the merger agreement may modify or amend the merger agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

        The conditions to each of the parties' obligations to consummate the merger are for the sole benefit of such party and may be waived by such party, in whole or in part, to the extent permitted by applicable law.

Governing Law

        The merger agreement is governed by and construed in accordance with the laws of the State of Delaware without reference to that state's principles of conflicts of law.

DESCRIPTION OF THE CVRS

CVR Agreement

        The rights of CVR holders will be governed by and subject to the terms and conditions of the CVR agreement, governed by Delaware law, to be entered into between Cubist and a trustee selected by Cubist and approved in advance by Optimer prior to the completion of the merger. The following summary describes the material provisions of the CVR agreement. This summary may not contain all of the information about the CVRs that is important to you. The form of CVR agreement is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it carefully for a more complete understanding of the CVRs.

        Cubist will take actions as promptly as practicable to have the CVR agreement qualified under the Trust Indenture Act. If any provision of the CVR agreement conflicts with any provision required to be included in the CVR agreement by any provision of the Trust Indenture Act, such required provision shall control.

Selected Definitions Related to the CVR Agreement

        The following terms are defined in the CVR agreement attached as Annex B to this proxy statement/prospectus. For the purposes of the CVRs and CVR agreement:

        "Default Interest Rate" means a rate equal to the sum of 6% plus the prime rate of interested quote in the Money Rates section of the Wall Street Journal (New York Edition), or similar reputable data source, calculated daily on the basis of a 365-day year or, if lower, the highest rate permitted under applicable law.

        "Independent Accountant" means an independent certified public accounting firm of nationally recognized standing designated either (i) jointly by the holders of at least 35% of the outstanding CVRs and Cubist or (ii) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Cubist and an independent public accounting firm selected by such holders.

        "Milestone Notice" means a notice delivered by Cubist to the trustee on or before the fifth business day following the earlier of (i) the date on which any Net Sales Statement filed with the trustee pursuant to the CVR agreement reflects that the Third Net Sales Milestone has been achieved and (ii) December 31, 2015, which notice must indicate, in the case of the preceding clause (i), that the Third Net Sales Milestone was achieved and, in the case of the preceding clause (ii), whether any Net Sales Milestone was achieved.

        "Product" means DIFICID (fidaxomicin) tablets, or other pharmaceutical product (including, without limitation, in oral suspension formulation, together with any improvements thereto, such as different dosages, dispersions, MUPS tablets, once daily and sustained release), containing the chemical Oxacyclooctadeca-3,5,9,13,15-pentaen-2-one, 3-[[[6-deoxy-4-O-(3,5-dichloro-2-ethyl-4,6-dihydroxybenzoyl)- 2-O-methyl-ß-D-mannopyranosyl]oxy]methyl]-12-[[6-deoxy-5-C-methyl-4-O- (2-methyl- 1- oxopropyl)-ß-D-lyxo- hexopyranosyl]oxy]- 11-ethyl-8-hydroxy-18-[(1R)-1-hydroxyethyl]- 9, 13, 15- trimethyl-, (3E,5E,8S,9E,11S,12R,13E,15E,18S)- or any salt, hydrate, solvate, polymorph, stereo-isomer, ester, chelate, clathrate, acid, base, epimer, enantiomer, crystalline form, metabolite or prodrug or any other non-covalent derivative or crystalline form.

        "Net Sales" means the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties other than any other Selling Entity, less all permitted deductions, all as determined in accordance with the Selling Entity's usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which will be in accordance with GAAP, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Optimer, its affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm's-length sale thereafter to a third party. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the market price of the Product in the jurisdiction of sale during the relevant period.

        "Net Sales Statement" means a written statement of Cubist, certified by the chief financial officer of Cubist, setting forth with reasonable detail (i) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties other than any other Selling Entity, (ii) an itemized calculation of permitted deductions, and (iii) to the extent that sales for the Products is recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars.

        "Selling Entity" means Cubist, any assignee, and each of their controlled affiliates, licensees and sublicensees.

Characteristics of the CVRs

        The CVRs are not equity or voting securities of Cubist, do not represent ownership interests in Cubist and CVR holders are not entitled to any rights of a stockholder or other equity or voting security or other ownership interest of Cubist or in any entity affiliated with Cubist, either at law or in equity. The rights of CVR holders are limited to those expressly provided for in the CVR agreement.

Cumulative Net Sales Milestones

        Pursuant to the CVR agreement, a CVR holder is entitled to a cash payment of up to $5.00 per CVR from Cubist, conditioned upon the achievement of the cumulative net sales amounts described below in the United States and Canada (referred to collectively as the Net Sales Milestones) as follows:

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  First Net Sales Milestone:  $3.00 in cash per CVR if the cumulative net sales of the Product in the United States and Canada exceed $250 million during the period from July 1, 2013, through December 31, 2015, but do not exceed $275 million during the same time period;

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  Second Net Sales Milestone:  $4.00 in cash per CVR if the cumulative net sales of the Product in the United States and Canada exceed $275 million during the period from July 1, 2013, through December 31, 2015, but do not exceed $300 million during the same time period; or

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  Third Net Sales Milestone:  $5.00 in cash per CVR if the cumulative net sales of the Product in the United States and Canada exceed $300 million during the period from July 1, 2013, through December 31, 2015.

        A CVR holder is only entitled to receive a payment in respect of one Net Sales Milestone described above, if any. In no event will a payment in respect of a Net Sales Milestone become payable on account of sales of the Product consummated after December 31, 2015.

Notices

        Within 10 days after Cubist files a quarterly report with the SEC for any quarter, Cubist is required to provide a Net Sales Statement to the trustee. On or before the fifth business day following the earlier of (i) the date on which any Net Sales Statement reflects that the Third Net Sales Milestone has been achieved and (ii) December 31, 2015, Cubist will deliver to the trustee the Milestone Notice indicating, in the case of the preceding clause (i) that the Third Net Sales Milestone was achieved and in the case of the preceding clause (ii), whether any Net Sales Milestone was achieved. If the Milestone

Notice has indicated any Net Sales Milestone was achieved, no future Milestone Notices will be delivered.

        Within 10 business days of the trustee's receipt of the Milestone Notice, the trustee must send a copy of the Milestone Notice to holders of record of the CVRs as of the close of business on the date of the Milestone Notice. If the Milestone Notice indicates that any Net Sales Milestone has been achieved, then the trustee will concurrently pay to each CVR holder by check an amount equal to the number of CVRs held by such CVR holder as of the close of business on the date of the Milestone Notice, multiplied by (a) $3.00, if the First Net Sales Milestone is achieved (and neither the Second Net Sales Milestone nor the Third Net Sales Milestone is achieved), (b) $4.00, if the Second Net Sales Milestone is achieved (and the Third Net Sales Milestone is not achieved) or (c) $5.00, if the Third Net Sales Milestone is achieved.

Payments on CVRs

        Cubist will duly and punctually pay the amounts, if any, on the CVRs in accordance with the terms of the CVRs and the CVR agreement. Whenever Cubist shall have one or more paying agents for the CVRs, Cubist will, on or before the due date of any amounts payable in respect of the CVRs, deposit with a paying agent a sum in same day funds sufficient to pay the amount, if any, becoming due. Such sum will be held in trust for the benefit of the person entitled to such amount, and unless such paying agent is the trustee, Cubist will promptly notify the trustee of such action or any failure so to act. If Cubist or any of its subsidiaries acts as the paying agent, Cubist or such subsidiary will, on or before the due date of any amounts payable in respect of the CVRs, segregate and hold in trust for the benefit of CVR holders all sums held by such paying agent for payment on the CVRs until such sums shall be paid to CVR holders as provided in the CVR agreement, and will promptly notify the trustee of any default by Cubist in making payment on the CVRs.

        Amounts payable by Cubist in respect of the CVRs will be considered paid on the date due if on such date the trustee or the paying agent holds money sufficient to pay all such amounts then due in accordance with the CVR agreement. Cubist, its affiliates, the trustee or the paying agent are entitled to deduct and withhold, or cause to be deducted and withheld, from amounts (including CVRs) otherwise payable to CVR holders, such amounts as Cubist or any of its affiliates, the trustee or the paying agent is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent the amounts are so withheld by Cubist or any of its affiliates, the trustee or the paying agent, such withheld amounts must be (a) paid over to the applicable governmental entity in accordance with applicable law and (b) treated for all purposes of the CVR agreement as having been paid to such CVR holder in respect of which such deduction and withholding was made by Cubist or any of its affiliates, the trustee or the paying agent, as the case may be. The consent of the CVR holder is not required for such withholding.

Termination of CVRs

        The CVR agreement will terminate, and no payments will be required to be made with respect to the CVRs, upon the earlier to occur of (a) the mailing by the trustee to the CVR holders of the full amount of any payment in respect of a Net Sales Milestone required to be paid under the terms of the CVR agreement and (b) the date one year following the date of the Milestone Notice, unless there is an ongoing audit pursuant to the terms of the CVR agreement, in which case the date of the completion of such audit.

Issuance of CVRs

        The CVRs will be issued following the completion of the merger. The number of CVRs to be issued in the merger will be equal to the sum of (1) the number of shares of Optimer common stock outstanding immediately prior to the completion of the merger (other than excluded shares) and (2) any CVRs issued to holders of certain stock awards and rights to acquire shares of Optimer common stock.

        The CVR agreement provides for authentication of the CVRs by the trustee upon execution and delivery of such CVRs pursuant to the CVR agreement.

Transferability of CVRs; Listing

        The CVRs will be freely transferable and any interest therein may be sold, assigned, pledged, encumbered or in any manner transferred or disposed of, in whole or in part, as long as the transfer or other disposition is made in accordance with the applicable provisions of the CVR agreement and in compliance with applicable U.S. federal and state securities laws and any other applicable securities laws. A sale or exchange of a CVR would be a taxable transaction. See the section entitled, "Certain Material U.S. Federal Income Tax Consequences" beginning on page 116 of this proxy statement/prospectus for a more detailed explanation.

        Cubist has agreed to use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time and thereafter to cause such listing to be maintained for so long as any CVRs remain outstanding.

Mutilated, Destroyed, Lost and Stolen CVRs

        Cubist will execute, and the trustee will authenticate and deliver, a new CVR certificate of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding if either:

  •
  any mutilated CVR is surrendered to the trustee; or

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  Cubist and the trustee receive evidence to their satisfaction of the destruction, loss or theft of any CVR and there is delivered to Cubist and the trustee such security or indemnity as may be required by them to save each of them harmless.

        Every new CVR issued under these circumstances will constitute an original additional contractual obligation of Cubist, whether or not the destroyed, lost or stolen CVR is at any time enforceable by anyone, and will be entitled to all benefits under the CVR agreement and proportionately with any other CVR duly issued.

Reporting Obligations

        The CVR agreement provides that Cubist will file with the trustee:

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  within 10 days after Cubist is required to file the same with the SEC, copies of the annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which Cubist is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

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  if Cubist is not required to file Exchange Act documents under Section 13 or 15(d) of the Exchange Act, within 45 days after each calendar quarter (other than the last quarter of each calendar year), quarterly financial information and, within 90 days after each calendar year, annual financial information that would be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be required from time to time in such rules and regulations (provided that Cubist also delivers with, or includes within, the quarterly reports referred to in this bullet and the preceding bullet a calculation of Net Sales for the Product for such quarterly period);

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  within ten days after Cubist files its quarterly report with the SEC for any quarter if Cubist is required to file documents under Section 13 or 15(d) of the Exchange Act, or if Cubist is not required to file documents under Section 13 or 15(d) of the Exchange Act within 30 days after each calendar quarter, a Net Sales Statement with respect to the last completed calendar quarter; and

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  such additional information, documents and reports with respect to compliance by Cubist with the conditions and covenants of the CVR agreement as may be required from time to time by the rules and regulations of the SEC.

        In addition, Cubist is required to make available to the CVR holders on Cubist's website as of the date of the filing of such foregoing materials with the trustee, the information, documents and reports required to be filed by Cubist as described above.

Audit

        Upon the written request of holders representing at least 35% of the outstanding CVRs within one year of the date of the Milestone Notice, Cubist is required to permit, and is required to cause its controlled affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Optimer as may be reasonably necessary to verify the accuracy of the Net Sales Statements and the figures underlying the calculations set forth in such Net Sales Statements, including, without limitation, all written materials related to any sale transaction reasonably requested by such Independent Accountant.

        If the Independent Accountant concludes that any payment in respect of a Net Sales Milestone should have been paid but was not paid to the CVR holders, Cubist is required to pay each CVR holder the amount of such payment, plus interest at the Default Interest Rate beginning on the date such payment should have been made under the terms of the CVR agreement and running until payment is made to the trustee, within 10 days of the date the holders of at least 35% of the outstanding CVRs deliver to Cubist the Independent Accountant's written report. The decision of the Independent Accountant will be final, conclusive and binding on Cubist and the CVR holders. The fees charged by such accounting firm will be paid by Cubist.

        The right of holders of at least 35% of the outstanding CVRs to request an audit survives for one year following the date of the Milestone Notice.

        Cubist has agreed not to, and to cause its affiliates not to, enter into any license or distribution agreement with any third party (other than Cubist or its affiliates) with respect to the Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to the terms of the CVR agreement such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to the terms of the CVR agreement; provided that Cubist and its affiliates are not required to amend any existing licenses and related agreements with respect to the Product granted by Optimer or its affiliates to third parties as in effect immediately prior to the completion of the merger, but will use their respective commercially reasonable efforts to obtain the consent of such other party to such access.

Diligent Efforts

        Cubist has agreed to, and has agreed to cause its controlled affiliates and any other Selling Entity to, use diligent efforts to achieve the Third Net Sales Milestone as promptly as practicable prior to December 31, 2015.

        For purposes of the CVR agreement, the term "diligent efforts" is defined as, with respect to DIFICID and other products containing fidaxomicin, commercially reasonable efforts of a person to carry out its obligations in a diligent manner using such efforts and employing such resources as are normally used by such person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternate products in the marketplace or under development (other than any such product owned or licensed by a Selling Entity), the launch or sales of a generic or biosimilar product, the regulatory structure involved, and the profitability of the applicable product (including pricing and reimbursement status) and other relevant factors, including technical, commercial, legal, scientific and/or medical factors.

Product Transfer Covenant

        The CVR agreement provides that so long as the CVRs remain outstanding, Cubist and its affiliates will not, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or other transaction or arrangement, sell, transfer, convey or otherwise dispose of their respective rights in and to the Product to a third party (other than Cubist or its affiliates), unless at all times after any such transaction the gross amounts invoiced for the Product by the applicable transferee will be reflected in the Net Sales in accordance with the terms of the CVR agreement as if such transferee was Cubist, and the contract for such sale, transfer, conveyance or other disposition (which Cubist will take all reasonable actions necessary to enforce in all material respects) provides for such treatment and requires the transferee to comply with certain covenants in the CVR agreement to the same extent as Cubist.

Event of Default

        Each one of the following events is an event of default under the CVR agreement:

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  failure to pay all or any part of any CVR payment after a period of 10 business days after such CVR payment becomes due and payable;

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  material default in the performance, or breach in any material respect, of any covenant or warranty of Cubist in respect of the CVRs, and continuance of such default or breach for a period of 90 days after written notice has been given to Cubist by the trustee or to Cubist and the trustee by the holders of at least 35% of the outstanding CVRs, specifying such default or breach and requiring it to be remedied;

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  a court having jurisdiction in the premises entering a decree or order for relief in respect of Cubist in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Cubist or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order remaining unstayed and in effect for a period of 90 consecutive days; or

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  Cubist commencing a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consenting to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Cubist or for any substantial part of its property, or making any general assignment for the benefit of creditors.

        If an event of default described above occurs and is continuing, then, and in each and every such case, either the trustee by notice in writing to Cubist or the trustee upon the written request of holders representing at least 35% of the outstanding CVRs by notice in writing to Cubist and to the trustee, will bring suit to protect the rights of CVR holders, including to obtain payment for any amounts then due and payable, which amounts will bear interest at the default interest rate (as set forth in the CVR agreement) until payment is made to the trustee.

        The foregoing provisions, however, are subject to the condition that if, at any time after the trustee will have begun such suit, and before any judgment or decree for the payment of the moneys due will have been obtained or entered as hereinafter provided, Cubist must pay or deposit with the trustee a sum sufficient to pay all amounts which will have become due (with interest upon such overdue amount at the default interest rate to the date of such payment or deposit) and such amount as will be sufficient to cover reasonable compensation to the trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the trustee, and if any and all events of default under the CVR agreement will have been cured, waived or otherwise remedied as provided therein, then and in every such case the holders of at least 35% of the outstanding CVRs, by written notice to Cubist and to the trustee, may waive all defaults with respect to the CVRs, but no such waiver or rescission and annulment will extend to or affect any subsequent default, or impair any right consequent thereof.

        Cubist has agreed to file with the trustee written notice of the occurrence of any event of default or other default under the CVR agreement within five business days of its becoming aware of any such default or event of default. Cubist has agreed to deliver to the trustee within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2013) an officer's certificate stating whether or not to the best knowledge of the signer of such certificate Cubist is in default in the performance and observance of any of the conditions or covenants under the CVR agreement and, if Cubist is in default, specifying all such defaults and the nature and status thereof.

Restrictions on Purchases by Cubist and Affiliates

        The CVR agreement does not prohibit Cubist or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise. However, prior to any acquisition of any CVRs, Cubist must publicly disclose the amount of CVRs which it has been authorized to acquire as well as the amount of CVRs it has acquired as of the end of the quarterly or annual period reported in such quarterly or annual report.

Registration and Transfers

        Cubist will cause to be kept at the office of the trustee a security register in which, subject to such reasonable regulations as it may prescribe, Cubist will provide for the registration of CVRs and of transfers of the CVRs as provided in the CVR agreement.

        No service charge will be made to a CVR holder of a beneficial interest in a CVR for any registration of transfer or exchange, but Cubist may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with any registration of transfer or exchange of CVRs, other than certain exchanges described in the CVR agreement.

Amendment of CVR Agreement without Consent of CVR Holders

        Without the consent of any CVR holders, Cubist and the trustee may amend the CVR agreement or the CVRs, for any of the following purposes:

  •
  to convey, transfer, assign, mortgage or pledge to the trustee as security for the CVRs any property or assets;

  •
  to evidence the succession of another person to Cubist, and the assumption by any such successor of the covenants of Cubist as provided in the CVR agreement and in the CVRs;

  •
  to add to Cubist's covenants such further covenants, restrictions, conditions or provisions as the Cubist board and the trustee shall consider to be for the protection of CVR holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the CVR agreement, provided that in respect of any such additional covenant, restriction, condition or provision, such amendment may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the of the holders representing at least 35% of the outstanding CVRs to waive such an event of default;

  •
  to cure any ambiguity, or to correct or supplement any provision in the CVR agreement or in the CVRs, which may be defective or inconsistent with any other provision in the CVR agreement, provided that such provisions shall not adversely affect the interests of the CVR holders;

  •
  to make any other provisions with respect to matters or questions arising under the CVR agreement, provided that such provisions shall not adversely affect the interests of the CVR holders;

  •
  to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

  •
  make any change that does not adversely affect the interests of the CVR holders.

Amendment of CVR Agreement with Consent of CVR Holders

        With the consent of the holders of at least a majority of the outstanding CVRs, Cubist may amend the CVR agreement or the CVRs for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the CVR agreement or to the CVRs or of modifying in any manner the rights of the CVR holders under the CVR agreement or to the CVRs, provided that no such amendment shall, without the consent of the CVR holder of each outstanding CVR affected by the same:

  •
  modify in a manner adverse to the CVR holders (i) any provision contained in the CVR agreement with respect to the termination of the CVR agreement or the CVRs or (ii) the time for payment and amount of any payment to be made to the CVR holders under the CVR agreement, or otherwise extend the time for payment of the CVRs or reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date;

  •
  reduce the number of CVRs, the consent of the CVR holders being required for any such amendment; or

  •
  modify any of the provisions of the CVR agreement as described in this subsection "Amendment of CVR agreement with Consent of CVR Holders", except to increase the percentage of CVR holders from whom consent is required or to provide that certain other provisions of the CVR agreement cannot be modified or waived without the consent of the CVR holder of each CVR affected thereby.

        It is not necessary for any request, demand, authorization, direction, notice, consent, waiver or other action of the CVR holders under the preceding three bullets to approve the particular form of any proposed amendment, but it is sufficient if such act approves the substance of the proposed amendment.

 Repurchase of CVRs

        On any date on or after January 1, 2015, if the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.25, within 30 days of such date, Cubist may elect to purchase all (but not less than all) of the outstanding CVRs at a cash price equal to 115% of the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the fifth trading day prior to the date of the notice of election to purchase.

        To purchase the CVRs, Cubist must give a notice to the trustee at least 30 days, but not more than 60 days, prior to the proposed consummation date of such purchase and a notice to each CVR holder at least 30 days, but not more than 60 days, prior to the proposed consummation date of such purchase.

  The notice to the trustee must include

  •
  the clause of the CVR agreement pursuant to which the purchase will occur;

  •
  the purchase date; and

  •
  the purchase price.

        The notice to the CVR holders must include:

  •
  the purchase date;

  •
  the purchase price;

  •
  the name and address of the paying agent;

  •
  a statement that the CVRs must be surrendered to the paying agent to collect the purchase price;

  •
  a statement that unless Cubist fails to make such payment, all right, title and interest in and to the CVRs and any CVR payment or any other amounts due under the CVR agreement, if any, on the CVRs will cease to accrue on and after the purchase date;

  •
  the clause of the CVR agreement pursuant to which the purchase of the CVRs will occur; and

  •
  a statement that no representation is made as to the correctness or accuracy of the CUSIP and ISIN number, if any, listed in such notice or printed on the CVRs.

DESCRIPTION OF THE NON-VOTING SENIOR PREFERRED STOCK

        Pursuant to Optimer's amended and restated certificate of incorporation, Optimer is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, and the Optimer board has the authority, without further action by Optimer stockholders (subject to applicable law), to establish from time to time the number of shares to be included in each series of preferred stock, to fix the designations, voting powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock including, without limitation, the authority to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any such series. As of the date of this proxy statement/prospectus, there were 250,000 shares of preferred stock of Optimer outstanding, all of which were shares of non-voting senior preferred stock.

        During the pendency of the merger, Cubist has agreed to provide Optimer with interim financing in accordance with the terms set forth on Exhibit C to the merger agreement. Pursuant to such terms, on a quarterly basis during the pendency of the merger, commencing on September 15, 2013, Optimer agreed to issue to Cubist $25 million of non-voting senior preferred stock in exchange for cash consideration payable to Optimer, up to a potential total of $75 million. With respect to such interim financing, on September 16, 2013, Cubist and Optimer entered into the preferred stock purchase agreement pursuant to which Cubist purchased $25 million of Optimer's non-voting senior preferred stock. The following is a summary of the material terms, rights and preferences of the non-voting senior preferred stock. The non-voting senior preferred stock issued to Cubist has the terms, rights and preferences as set forth in the certificate of designations filed by Optimer with the Secretary of State of the State of Delaware and the SEC.

        The non-voting senior preferred stock carries no dividend. The liquidation preference of the non-voting senior preferred stock will be equal to the total cash consideration paid by Cubist to Optimer for shares of the non-voting senior preferred stock. In the event of a termination of the merger agreement due to a material breach thereof by Cubist, Optimer may redeem all, but not less than all, of the non-voting senior preferred stock at par value ($0.001 per share of non-voting senior preferred stock). If the merger agreement is terminated due to any other circumstance (or Optimer does not, in its sole discretion, elect to redeem the non-voting senior preferred stock as described above), beginning on the first anniversary of such termination, the non-voting senior preferred stock will be at any time and from time to time convertible at Cubist's election into Optimer common stock based on the average of the volume-weighted average price per common share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the date of conversion (subject to certain customary anti-dilution adjustments in the event Optimer's common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). The conversion rights of Cubist are subject to limitations on the issuance of Optimer common stock in an amount that would require stockholder approval under the rules and regulations of Nasdaq and limitations under applicable antitrust or competition law. Furthermore, in no event will Cubist, upon conversion of the non-voting senior preferred stock, be entitled to hold directly or indirectly, collectively, greater than 5.00% of the total voting power of any class or series of securities of Optimer entitled to vote or provide their consent on any matter, except matters with respect to which holders of the non-voting senior preferred stock vote or provide their consent as a single class or series only.

        The non-voting senior preferred stock will be canceled for no consideration and will no longer be issued and outstanding shares of capital stock of Optimer if the merger contemplated by the merger agreement is consummated. The non-voting senior preferred stock will be redeemed in exchange for its aggregate liquidation preference in the event of a transaction resulting in a change of control of Optimer (other than the merger contemplated by the merger agreement) as a result of which a termination fee is paid to Cubist pursuant to the terms of the merger agreement or on an as-converted-into-common-stock basis based on the average of the volume-weighted average price per share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the announcement of any other such change of control of Optimer (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). Cubist has agreed to various restrictions on its ability to offer, sell or otherwise transfer the non-voting senior preferred stock and any Optimer common stock received upon conversion of the non-voting senior preferred stock, including that it will not transfer the non-voting senior preferred stock other than to one of its wholly owned subsidiaries and that it will not offer, sell or otherwise transfer any such common stock until the first anniversary of any termination of the merger agreement or to any person or group that would reasonably be expected to, after consummation of any such transaction, be required to file a beneficial ownership report on Schedule 13D in respect of Optimer.

        With respect to rights to payment of amounts payable upon liquidation, dissolution or winding up of Optimer, shares of the non-voting senior preferred stock rank senior to Optimer common stock. The non-voting senior preferred stock will have no voting rights except as required by law.

THE CO-PROMOTION AGREEMENT

        In April 2011, Optimer and Cubist entered into the co-promotion agreement pursuant to which Optimer engaged Cubist as its exclusive partner for the promotion of DIFICID in the United States. Under the terms of the co-promotion agreement, Optimer and Cubist agreed to co-promote DIFICID to physicians, hospitals, long-term care facilities and other healthcare institutions as well as jointly to provide medical affairs support for DIFICID. In conducting their respective co-promotion activities, each party was obligated under the co-promotion agreement to commit minimum levels of personnel, and Cubist was obligated to tie a portion of the incentive compensation paid to its sales representatives to the promotion of DIFICID in the United States. Under the terms of the co-promotion agreement, Optimer was responsible for the distribution of DIFICID in the United States and for recording revenue from sales of DIFICID and agreed to use commercially reasonable efforts to maintain adequate inventory and third-party logistics support for the supply of DIFICID in the United States. In addition, Cubist agreed to not promote competing products in the United States during the term of the co-promotion agreement and, subject to certain exceptions, for a specified period of time thereafter. The term of the co-promotion agreement was two years from the date of first commercial sale of DIFICID in the United States, subject to renewal or early termination.

        In exchange for Cubist's co-promotion activities and personnel commitments, Optimer was obligated to pay a quarterly fee of approximately $3.8 million to Cubist ($15.0 million per year), beginning upon the commencement of the sales program of DIFICID in the United States. Except for the first quarterly payment which Optimer paid in advance, all payments are paid in arrears. Cubist also was eligible to receive an additional $5.0 million in the first year after first commercial sale and $12.5 million in the second year after first commercial sale if mutually agreed upon annual sales targets were achieved, as well as a portion of Optimer's gross profits derived from net sales above the specified annual targets, if any.

        On July 30, 2013, Optimer and Cubist entered into an amendment to the co-promotion agreement, pursuant to which the parties agreed to extend the term of the co-promotion agreement in substantially its current form until July 31, 2014, subject to early termination by either party upon termination of the merger agreement. Under the amendment, Optimer will continue to pay a quarterly fee of $3.8 million to Cubist ($15.0 million per year) during the extension year and also will pay Cubist $3.1 million per quarter (up to $12.5 million in total) during the extension year if mutually agreed upon quarterly sales targets are achieved, as well as a portion of Optimer's gross profit derived from net sales above the specified annual target, if any. However, if the co-promotion agreement is terminated by either party upon the termination of the merger agreement, then the mutually agreed upon quarterly sales targets, and the quarterly fees payable to Cubist in respect thereof, for the quarter in which such termination occurs will be prorated for the number of days in such quarter for which the co-promotion agreement was in effect prior to such termination.

 ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR OPTIMER'S NAMED
EXECUTIVE OFFICERS

  Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of the SEC's Regulation S-K regarding compensation for Dr. McKinnell, Mr. Webster and each other named executive officer of Optimer that is based on, or otherwise relates to, the transactions contemplated by the merger agreement. As required by SEC rules, the potential payments in the table below are based on the assumption that the effective time is September 12, 2013; that each executive's employment is terminated without cause on the same date immediately after the effective time; and that amounts relating to the accelerated vesting of stock-based compensation are based on a price per share of Optimer common stock of $12.50, which is the average closing market price of Optimer common stock over the first five business days following the first public announcement of the merger agreement. The amounts shown are estimates based on multiple assumptions and do not reflect certain compensation actions that could occur before the effective time. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)
Henry A. McKinnell, Ph.D.,	0(5)	1,656,034	—	0	—	—	1,656,034
Chairman of the Board and
Chief Executive Officer
Stephen W. Webster,	918,900	690,125	—	38,883	—	—	1,647,908
Chief Financial Officer
Linda E. Amper, Ph.D.,	813,164	223,255	—	12,486	—	—	1,048,905
Senior Vice President, Human
Resources
Sherwood L. Gorbach, M.D.,	830,786	544,944	—	26,979	—	—	1,402,709
Senior Vice President, Chief
Scientific Officer

(1)
Optimer's named executive officers also include Pedro Lichtinger, former Chief Executive Officer, John Prunty, former Chief Financial Officer, and Kurt Hartman, former General Counsel and Chief Compliance Officer. As of September 12, 2013, Mr. Lichtinger holds fully-vested and exercisable options to purchase 353,333 shares of Optimer common stock and is due remaining monthly installment payments of cash severance of $789,524 in the aggregate, which are fully-vested but would accelerate upon the effective time. Messrs. Prunty and Hartman will not receive any compensation that is based on, or otherwise relates to, the transactions contemplated by the merger agreement.

(2)
These amounts include both double-trigger and single-trigger benefits. The double-trigger benefits are estimates of cash amounts payable under the Optimer Amended and Restated Severance Benefit Plan (referred to as the severance plan) following a termination of employment without "cause" or a "constructive termination", as described in more detail below, within 12 months following the effective time. These cash amounts consist of (i) base salary continuation payable for 18 months following termination and (ii) 150% of the executive's then-current target annual Optimer Incentive Compensation Plan (referred to as the ICP) award payable in a lump sum following termination. The amounts of the estimated payments are: Mr. Webster—$547,500 in base salary continuation and $219,000 in lump-sum payment; Dr. Amper—$484,500 in base salary continuation and $193,800 in lump-sum payment; and Dr. Gorbach—$495,000 in base salary continuation and $198,000 in lump-sum payment. Dr. McKinnell does not participate in the severance plan.

  The severance plan does not provide for any "gross-up" payment for any excise tax liability that an employee may incur under Section 280G of the Code. Instead, payments under the severance plan are either made to the employee in full (in which case the participant incurs the excise tax liability and receives no gross-up), or are made at a lesser level such that the employee incurs no excise tax liability, whichever results in the higher after-tax benefit to the employee. Consequently, the amounts in this column could be subject to reduction to avoid Section 280G excise tax liability. Optimer may enter into restrictive covenant agreements with certain named executive officers (other than Dr. McKinnell, who does not participate in the severance plan and whose offer letter already contains such an agreement), which could also have the effect of avoiding Section 280G excise tax liability without reduction of these payments.

  The single-trigger benefits are estimates of cash amounts payable for 2013 ICP awards in a lump sum following the effective time (without any requirement of termination of employment). The amounts of the estimated payments are: Mr. Webster—$152,400; Dr. Amper—$134,864; and Dr. Gorbach—$137,786. Dr. McKinnell does not participate in the ICP. Because the effective time is assumed to be September 12, 2013, these amounts have been prorated in accordance with the terms of the ICP based on days elapsed during 2013 before the assumed effective time. The amounts payable would be greater if the effective time occurs at a later date. For more information, see the section entitled, "The Merger—Interests of Directors and Executive Officers of Optimer in the Merger—Optimer Incentive Compensation Plan," beginning on page 69 of this proxy statement/prospectus.

(3)
These amounts are single-trigger benefits. The amounts represent estimates of payments following the effective time (without any requirement of termination of employment) for unvested stock options and unvested restricted stock units for which vesting would accelerate as a result of the merger.

With respect to unvested stock options, the merger agreement provides that, at the effective time, each outstanding option will vest and be converted into the right to receive an amount in cash, per share of Optimer common stock subject to the option, equal to the excess, if any, of the last reported sale price of a share of Optimer common stock on Nasdaq on the last day prior to the effective time over the per-share exercise price of the option, less applicable taxes required to be withheld. Any option for which the per-share exercise price is higher than the last reported sale price will be canceled without any payment to the holder. Payments for options would be made in cash in a lump sum following the effective time.

As required by SEC rules, the amounts in this column include estimated amounts payable for outstanding but unvested options assuming a price per share of Optimer common stock of $12.50, notwithstanding that the actual price used to calculate payments for options could be higher or lower. Calculated in this manner, the amounts of the estimated payments are: Dr. McKinnell—$406,034; Mr. Webster—$106,800; Dr. Amper—$92,005; and Dr. Gorbach—$140,781.

With respect to unvested restricted stock units, the merger agreement provides that at the effective time, each outstanding award will vest at maximum levels and be converted into the right to receive, for each share of Optimer common stock subject to the award, $10.75 in cash plus one CVR (less applicable taxes required to be withheld). The cash amount would be payable in a lump sum following the effective time, whereas the CVR would provide an additional potential cash payment, if any, of up to $5.00 per CVR, payable based on performance through December 31,

  2015. The CVR is described in more detail in the section entitled, "Description of the CVRs", beginning on page 100 of this proxy statement/prospectus.

  As required by SEC rules, the amounts in this column include estimated amounts payable for outstanding but unvested restricted stock units as if the holders were paid $12.50 per share subject to the award, notwithstanding that they would actually receive $10.75 in cash plus one CVR per share subject to the award. Calculated in this manner, the amounts of the estimated payments are: Dr. McKinnell—$1,250,000; Mr. Webster—$583,325; Dr. Amper—$131,250; and Dr. Gorbach—$404,163.

(4)
These amounts are double-trigger benefits. The amounts represent the estimated cost to Optimer (using the assumptions used for financial reporting purposes under GAAP) of payment by Optimer of full COBRA group health care premiums under the severance plan for 18 months following a covered termination of employment within 12 months following the effective time.

(5)
In connection with entering into the merger agreement, the Optimer board increased Dr. McKinnell's annual base salary to $567,000, effective retroactive to his appointment as Chief Executive Officer on February 26, 2013, to provide a level of current compensation to Dr. McKinnell for the period between his appointment as Chief Executive Officer and the effective time. Dr. McKinnell will receive only such salary as accrues to him based on his actual service as Chief Executive Officer, however, and will not receive any payment based on his salary as a result of the merger or following any termination of his employment.

  Additional Narrative Description of Arrangements

        The named executive officers who participate in the severance plan will be entitled to the payments and benefits indicated in the "Cash" column of the table following an involuntary termination other than for "cause" or a "constructive termination" within 12 months following the effective time. Under the severance plan, termination of employment for "cause" is determined using a customary definition that includes certain injurious, fraudulent or criminal acts by the employee. A "constructive termination" generally means a termination as a result of: (i) a material diminution in the employee's authority, duties or responsibilities; (ii) a relocation of the employee's principal work location that materially adversely affects the employee's commute; or (iii) a material reduction in the employee's annual base compensation, other than a reduction applicable to all Optimer senior executives. To receive payments and benefits under the severance plan, employees must sign a general release and waiver of all claims against Optimer and return all Optimer property. In addition, severance benefits will terminate immediately if during the base salary continuation period an employee violates any material proprietary information, nondisparagement, confidentiality or nonsolicitation obligation to Optimer.

        The estimates of single-trigger cash amounts payable under the ICP, which are included in the "Cash" column of the table, reflect amendments to 2013 ICP awards in connection with the merger agreement to provide that applicable performance goals will be deemed met, and the 2013 ICP awards will be payable, at maximum levels following the effective time (without regard to whether the effective time occurs before or after the regular ICP payment date).

        The estimates of single-trigger cash amounts payable for unvested restricted stock units, which are included in the "Equity" column of the table, reflect amendments to performance-based restricted stock unit awards in connection with the merger agreement to provide that the applicable performance condition will be deemed met, and the restricted stock units will be payable, at maximum levels following the effective time (without regard to whether the effective time occurs before or after the regular performance condition measurement date).

   Obligation to Make Payments and Provide Benefits

        All payments included in this table are obligations of Optimer under Optimer's plans, and will be payable by Optimer or the surviving corporation in the merger. Cubist also has agreed to honor, and to cause the surviving corporation in the merger to honor, Optimer's obligations under these plans, as described in the section entitled, "The Merger Agreement—Employee Benefit Matters" beginning on page 93 of this proxy statement/prospectus.

  Vote Required

        The Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Optimer seek a non-binding, advisory vote from Optimer stockholders to approve the "Golden Parachute Compensation" to Optimer's named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, as disclosed in the section entitled, "Advisory Vote on Merger-related Compensation for Optimer's Named Executive Officers", beginning on page 112 of this proxy statement/prospectus. The proposal gives Optimer stockholders the opportunity to express their views on this compensation. Approval requires the affirmative vote of the holders of a majority of the shares of Optimer common stock present in person or represented by proxy and entitled to vote on the matter at the special meeting. Broker non-votes are not counted for any purpose in determining whether this matter has been approved. Accordingly, Optimer is asking Optimer stockholders to vote in favor of the adoption of the following resolution, on a non-binding, advisory basis:

        "RESOLVED, that the compensation that may be paid or become payable to Optimer's named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of the SEC's Regulation S-K in "Advisory Vote on Merger-related Compensation for Optimer's Named Executive Officers" are hereby APPROVED."

        Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Optimer or Cubist. If the merger is completed, the merger-related compensation may be paid to Optimer's named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Optimer stockholders do not approve the advisory vote regarding merger-related compensation.

The Optimer board recommends a vote "FOR" the Optimer merger-related compensation proposal.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences of the merger to Optimer stockholders of Optimer common stock. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Optimer stockholders. For purposes of this discussion, a "U.S. holder" means a beneficial owner of shares of Optimer common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        A "non-U.S. holder" is a beneficial owner of the shares of Optimer common stock that is not a U.S. holder.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Optimer common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding Optimer common stock should consult the partner's tax advisor regarding the U.S. federal income tax consequences of the merger to such partner.

        This discussion is based on current law, which is subject to change, possibly with retroactive effect. The discussion applies only to beneficial owners who hold shares of Optimer common stock, and will hold their CVRs, as capital assets, and does not apply to shares of Optimer common stock received in connection with the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners who may be subject to special rules (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, traders in securities who elect the mark-to-market method of accounting, Optimer stockholders that have a functional currency other than the U.S. dollar or holders who hold Optimer common stock as part of a hedge, straddle, conversion, wash sale, constructive sale or other integrated security transaction). This discussion also does not address the receipt of cash in connection with the cancellation of options to purchase shares of Optimer common stock, or the treatment of shares of restricted stock, or any other matters relating to equity compensation or benefit plans (including the plans). This discussion does not address the alternative minimum tax, the new 3.8% Medicare tax on net investment income, any aspect of state, local or foreign tax laws or federal estate or gift tax laws.

        This summary is based on the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to differing interpretation and to change, possibly on a retroactive basis.

        This discussion is intended only as a general summary of certain U.S. federal income tax consequences to a stockholder upon the exchange of shares of Optimer common stock for cash and CVRs in the merger and is not intended to constitute a complete description of all such tax consequences. Holders are urged to consult their own tax advisor with respect to the specific tax consequences to them of the merger in light of their own particular circumstances, including with respect to federal estate, gift and other non-income tax consequences and the state, local or foreign tax consequences of the merger.

   General

        The receipt of the per share merger consideration by a stockholder in exchange for Optimer common stock will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a stockholder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.

        Because of the CVRs, the receipt of the per share merger consideration may be treated as either a "closed transaction" or an "open transaction" for U.S. federal income tax purposes. It is the position of the Internal Revenue Service, reflected by Treasury Regulations, that only in "rare and extraordinary cases" is the value of property so uncertain that open transaction treatment is available. Optimer intends to take the position, and the following discussion assumes, that the merger will be treated as a "closed transaction" for U.S. federal income tax purposes.

        Because the U.S. federal income tax treatment of the CVRs is unclear, Optimer urges you to consult your tax advisor with respect to the proper characterization of the receipt of the CVRs.

  Receipt of Merger Consideration

        A U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the merger in an amount equal to the difference between: (i) the sum of the amount of cash received and the fair market value of the CVRs, determined on the date of the consummation of the merger; and (ii) such U.S. holder's adjusted tax basis in Optimer common stock surrendered pursuant to the merger. Gain or loss recognized in the transaction must be determined separately for each identifiable block of common stock surrendered in the merger (i.e., shares of common stock acquired at the same cost in a single transaction). Any such gain or loss should be long-term capital gain or loss if the common stock is held for more than one year prior to such disposition, and otherwise should be short-term capital loss. The deductibility of capital losses is subject to certain limitations. The installment method of reporting any gain attributable to the receipt of a CVR will not be available because Optimer common stock is traded on an established securities market.

        A U.S. holder's initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the merger. The holding period of the CVRs will begin on the day following the date of the consummation of the merger.

  Payment on the CVRs

        There is no direct authority with respect to the treatment of payments similar to a payment in respect of the CVRs. You should therefore consult your tax advisor as to the taxation of such a payment. Subject to the discussion below of Section 483 of the Code, a payment with respect to each CVR would likely be treated as a non-taxable return of a U.S. holder's adjusted tax basis in the CVR to the extent thereof. A payment in excess of such amount may be treated as: (i) payment with respect to a sale of a capital asset; (ii) income taxed at ordinary rates; or (iii) dividends. Subject to the discussion of Section 483 of the Code below, a U.S. holder whose adjusted tax basis exceeds the amount of the payment (if any) with respect to the CVR such U.S. holder receives likely would recognize a loss equal to such excess. Such loss may be capital or ordinary.

        Although not entirely clear, it is possible that a portion of the payment, if any, in respect of a CVR will be characterized as interest under Section 483 of the Code. The interest amount will equal the excess of the amount received over its present value at the consummation of the merger, calculated using the applicable federal rate as the discount rate. If Section 483 of the Code applies, the U.S. holder of a CVR must include in its taxable income interest pursuant to Section 483 of the Code using such U.S. holder's regular method of accounting for U.S. federal income tax purposes. If Section 483 of the Code applies, the portion of the payment received that is not treated as interest likely will be treated as "principal" and applied against the U.S. holder's adjusted tax basis in the CVR, with any amount in excess of basis taxable to the holder as capital gain. To the extent that the ultimate amount paid with respect to the CVR that is treated as principal is less than the U.S. holder's tax basis in the CVR, the U.S. holder will likely treat the difference as capital loss.

        Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the tax consequences resulting from the receipt of the CVRs in the merger.

   Sale or Exchange of the CVRs

        Upon a sale or exchange of a CVR, a U.S. holder should recognize capital gain or loss equal to the difference between: (i) the sum of the amount of any cash received upon such sale or exchange and the fair market value of any property received upon such sale or exchange (less any imputed interest); and (ii) such U.S. holder's adjusted tax basis in the CVR. Such gain or loss should be long-term capital gain or loss if the U.S. holder has held the CVR for more than one year, and otherwise should be short-term capital gain or loss. A portion of the amount received by a U.S. holder upon the sale or exchange of a CVR may be treated as imputed interest income, determined under the method described above.

  Appraisal Rights

        The above discussion does not apply to holders of Optimer common stock who properly perfect appraisal rights. Generally, a holder of Optimer common stock who perfects appraisal rights with respect to such holder's Optimer common stock will recognize capital gain or loss equal to the difference between such holder's tax basis in that common stock and the amount of cash received in exchange for that common stock, except that a portion of the cash received may be taxable as interest.

  Non-U.S. Holders

        Any gain realized by a non-U.S. holder upon the receipt of the per share merger consideration in exchange for Optimer common stock will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed in the same manner as U.S. holders (described above), except that if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on the non-U.S. holder's net gain realized.

        Generally, if payments are made to a non-U.S. holder with respect to a CVR, Cubist expects to withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above). As also discussed above, the tax treatment of the CVRs is unclear, and it is possible that Cubist or a different withholding agent may be required to withhold additional amounts on payments with respect to the CVRs. Non-U.S. holders are urged to consult their own tax advisors.

   Information Reporting and Backup Withholding

        Under U.S. federal income tax laws, Optimer generally will be required to report to a U.S. holder and to the Internal Revenue Service any payments made to a U.S. holder in exchange for Optimer common stock in the merger and may be required to "backup withhold" at a current rate of 28% of any such payment. In addition, payments pursuant to the CVRs may be subject to backup withholding and information reporting. To avoid such backup withholding, a U.S. holder should provide the paying agent or other applicable person a properly completed Form W-9, signed under penalties of perjury, including such U.S. holder's current Taxpayer Identification Number, or TIN, and other certifications. If the U.S. holder does not provide the paying agent or other applicable person with a TIN and other required certifications, the paying agent or other applicable person will backup withhold 28% of payments made to the U.S. holder (unless the U.S. holder is an exempt recipient as described in the next sentence and demonstrates this fact).

        Certain U.S. holders (including, among others, corporations) are exempt from these backup withholding and reporting requirements. Exempt U.S. holders who are not subject to backup withholding should indicate their exempt status on a Form W-9 by entering their correct TIN, marking the appropriate box and signing and dating the Form W-9 in the space provided.

        A non-U.S. holder will not be subject to backup withholding (as discussed above) if the non-U.S. holder certifies its exempt status by providing a properly executed Form W-8BEN (or other applicable Form W-8). Cubist must report to the Internal Revenue Service and to each non-U.S. holder any interest (including imputed interest, as discussed above) that is paid to the non-U.S. holder. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder's U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

        The U.S. federal income tax consequences described above are not intended to constitute a complete description of all tax consequences relating to the merger. Because individual circumstances may differ, each stockholder should consult the stockholder's tax advisor regarding the applicability of the rules discussed above to the stockholder and the particular tax effects to the stockholder of the merger in light of such stockholder's particular circumstances, the application of state, local and foreign tax laws and, if applicable, the tax consequences of the receipt of consideration in connection with the cancellation of options to purchase shares of Optimer common stock, or the treatment of shares of restricted stock, including the transactions described in this proxy statement/prospectus relating to Optimer's other equity compensation and benefit plans.

CERTAIN BENEFICIAL OWNERS OF OPTIMER COMMON STOCK

        The following table sets forth the beneficial ownership information of Optimer common stock by:

  •
  each person known to Optimer to be the beneficial owner of more than 5% of Optimer common stock;

  •
  each named executive officer of Optimer;

  •
  each of Optimer directors; and

  •
  all of Optimer's current executive officers and directors as a group.

        Optimer has based its calculation of the percentage of beneficial ownership on 49,280,153 shares of Optimer common stock outstanding on September 12, 2013.

        Each individual or entity shown in the table has furnished information with respect to beneficial ownership. The information with respect to executive officers and directors of Optimer is as of September 12, 2013 unless otherwise noted. The information with respect to certain significant Optimer stockholders is based on filings by the beneficial owners with the SEC pursuant to Section 13(d) and 13(g) of the Exchange Act. Optimer has determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include shares of Optimer common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or will be exercisable on or before November 11, 2013, which is 60 days after September 12, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Optimer Pharmaceuticals, Inc., 101 Hudson Street, Suite 3501, Jersey City, NJ 07302.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
FMR LLC(1) 82 Devonshire Street Boston, MA 02109	5,389,095	10.9%
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	5,291,761	10.7%
T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, MD 21202	5,211,459	10.6%
Wellington Management Company, LLP(4) 280 Congress Street Boston, MA 02210	3,300,331	6.7%
James E. Flynn and Entities associated with Deerfield Mgmt L.P.(5) 780 Third Avenue, 37th Floor, New York, NY 10017	2,697,659	5.5%
The Vanguard Group(6) 100 Vanguard Blvd. Malvern, PA 19355	2,517,642	5.1%
Directors and Executive Officers:(7)
Henry A. McKinnell(8)	49,166	*
Anthony E. Altig(9)	52,500	*
Mark Auerbach(10)	43,461	*
Joseph Y. Chang(11)	99,998	*
Michael N. Chang(12)	1,668,383	3.4%
Peter E. Grebow(13)	52,500	*
Stephen M. Newman(14)	6,667	*
Robert L. Zerbe(15)	47,291	*
Linda E. Amper(16)	76,952	*
Sherwood L. Gorbach(17)	236,183	*
Stephen W. Webster(18)	41,667	*
Kurt M. Hartman	0	*
Pedro Lichtinger(19)	353,333	*
Gregory E. Papaz(20)	91,522	*
John D. Prunty	0	*
All directors and current executive officers as a group (13 persons)(21)	2,392,436	4.9%

*
Less than 1%.

(1)
A report on Schedule 13G filed with the SEC on February 14, 2013 indicates that FMR LLC had sole voting power with respect to 141,000 shares of Optimer common stock and had sole power to dispose or to direct the disposition of 5,389,095 shares of Optimer common stock. Various persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Optimer common stock. No one person's interest in Optimer common stock was more than five percent of the total outstanding Optimer common stock.

(2)
A report on Schedule 13G filed with the SEC on March 11, 2013 indicates that BlackRock Inc. had sole voting power and had sole power to dispose or to direct the disposition of 5,291,761 shares of Optimer common stock. Various persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Optimer common stock. No one person's interest in Optimer common stock was more than five percent of the total outstanding Optimer common stock.

(3)
A report on Schedule 13G filed with the SEC on February 11, 2013 indicates that T. Rowe Price Associates, Inc. had sole voting power with respect to 577,079 shares of Optimer common stock and had sole dispositive power of 5,211,459 shares of Optimer common stock. T. Rowe Price Associates, Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank had the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of such securities was vested in the individual and institutional clients for whom T. Rowe Price Associates, Inc. served as investment adviser. Any and all discretionary authority which had been delegated to T. Rowe Price Associates, Inc. may have been revoked in whole or in part at any time. No such client's interest in Optimer common stock was more than five percent of the total outstanding Optimer common stock.

(4)
A report on Schedule 13G filed with the SEC on February 14, 2013 indicates that Wellington Management Company, LLP had shared voting power with respect to 2,119,534 shares of Optimer common stock and had shared dispositive power of 3,300,331 shares of Optimer common stock. These securities were owned of record by clients of Wellington Management Company, LLP, in its capacity as investment adviser. Those clients had the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Wellington Management Company, LLP, no such client had such right or power with respect to more than five percent of the total outstanding Optimer common stock.

(5)
A report on Schedule 13G filed with the SEC on May 16, 2013 indicates that (a) Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn each have shared dispositive and shared voting power with respect to all 2,697,659 of the shares, (b) Deerfield Partners, L.P. has shared dispositive and shared voting power with respect to 1,181,573 of the shares, and (c) Deerfield International Master Fund, L.P. has shared dispositive and shared voting power with respect to 1,516,086 of the shares.

(6)
A report on Schedule 13G filed with the SEC on February 13, 2013 indicates that The Vanguard Group had sole voting power with respect to 60,393 shares of Optimer common stock, had sole dispositive power of 2,458,479 shares of Optimer common stock and had shared dispositive power of 59,163 shares of Optimer common stock. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., was the beneficial owner of 59,163 shares of the total outstanding Optimer common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., was the beneficial owner of 1,200 shares of the total outstanding Optimer common stock outstanding as a result of its serving as investment manager of Australian investment offerings.

(7)
Optimer's named executive officers include four former executives: Pedro Lichtinger, former Chief Executive Officer, John Prunty, former Chief Financial Officer, Kurt Hartman, former General Counsel and Chief Compliance Officer and Gregory Papaz, former Senior Vice President, U.S. Commercial Operations.

(8)
Includes (i) 10,000 shares of Optimer common stock held by Dr. McKinnell; (ii) 24,166 shares of Optimer common stock that Dr. McKinnell has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (iii) 15,000 shares underlying vested restricted stock units that will be paid upon the closing of the merger.

(9)
Includes (i) 5,000 shares of Optimer common stock held by Mr. Altig; (ii) 40,000 shares of Optimer common stock that Mr. Altig has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (iii) 7,500 shares underlying vested restricted stock units that will be paid upon the closing of the merger.

(10)
Includes (i) 10,000 shares of Optimer common stock held by Mr. Auerbach; and (ii) 33,461 shares of Optimer common stock that Mr. Auerbach has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(11)
Includes (i) 10,000 shares of Optimer common stock held by Dr. Joseph Chang; (ii) 43,844 shares of Optimer common stock that Dr. Joseph Chang has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (iii) 46,154 shares of Optimer common stock held by his wife, Wan Ping Chang.

(12)
Includes (i) 1,026,956 shares of Optimer common stock held by Dr. Michael Chang; (ii) 158,666 shares of Optimer common stock that Dr. Michael Chang has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; (iii) 441,761 shares of Optimer common stock owned by his wife, Tessie M. Che, Optimer's former Chief Operating Officer; and (iv) 41,000 shares that Ms. Che has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(13)
Includes (i) 45,000 shares of Optimer common stock that Dr. Grebow has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (ii) 7,500 shares underlying vested restricted stock units that will be paid upon the closing of the merger.

(14)
Includes 6,667 shares of Optimer common stock that Dr. Newman has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(15)
Includes (i) 39,791 shares of Optimer common stock that Dr. Zerbe has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (ii) 7,500 shares underlying vested restricted stock units that will be paid upon the closing of the merger.

(16)
Includes (i) 76,952 shares of Optimer common stock that Dr. Amper has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(17)
Includes (i) 39,886 shares of Optimer common stock held by Dr. Gorbach; and (ii) 196,297 shares of Optimer common stock that Dr. Gorbach has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(18)
Includes (i) 8,334 shares of Optimer common stock held by Mr. Webster; and (ii) 33,333 shares of Optimer common stock that Mr. Webster has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(19)
Includes 353,333 shares of Optimer common stock that Mr. Lichtinger has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(20)
Includes (i) 2,592 shares of Optimer common stock as reported to Optimer by Mr. Papaz as of August 16, 2013; and (ii) 88,930 shares of Optimer common stock that Mr. Papaz has the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options.

(21)
Includes an aggregate of (i) 711,927 shares of Optimer common stock that our current executive officers and directors have the right to acquire from Optimer on or before November 11, 2013 pursuant to the exercise of stock options; and (ii) 39,629 shares underlying vested restricted stock units that will be paid on the closing of the merger.

 RIGHTS OF OPTIMER STOCKHOLDERS TO SEEK APPRAISAL

        Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to dissent from the merger, seek appraisal of your shares of Optimer common stock and receive payment in cash for the fair value of your shares of Optimer common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The "fair value" of your shares of Optimer common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the per share merger consideration that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. Optimer stockholders who elect to exercise appraisal rights must not vote in favor of the adoption of the merger agreement and must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights.

        This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex E to this proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

        Section 262 requires that where a merger agreement is to be submitted for adoption at a meeting of stockholders, the stockholders be notified that appraisal rights will be available not less than 20 days before the meeting to vote on the merger. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Optimer's notice to Optimer stockholders that appraisal rights are available in connection with the merger, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex E. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL.

        If you elect to demand appraisal of your shares of Optimer common stock, you must satisfy each of the following conditions: you must deliver to Optimer a written demand for appraisal of your shares of Optimer common stock before the vote is taken at the special meeting on the adoption of the merger agreement, which must reasonably inform Optimer of the identity of the holder of record of Optimer common stock and that the stockholder intends thereby to demand appraisal of his, her or its shares of Optimer common stock; and you must not vote or submit a proxy in favor of the adoption of the merger agreement.

        If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of Optimer common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Optimer common stock. A holder of shares of Optimer common stock wishing to exercise appraisal rights must hold of record the shares of Optimer common stock on the date the written demand for appraisal is made and must continue to hold the shares of Optimer common stock of record through the effective time, because appraisal rights will be lost if the shares of Optimer common stock are transferred prior to the effective time. Voting against or failing to vote for the adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder's right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement.

        All demands for appraisal should be addressed to Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302, and must be delivered before the vote is taken on the adoption of the merger agreement at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of Optimer common stock. The demand must reasonably inform Optimer of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares of Optimer common stock.

        To be effective, a demand for appraisal by a stockholder of Optimer common stock must be made by, or in the name of, the record stockholder, fully and correctly, as the stockholder's name appears on the stockholder's stock certificate(s) or in the transfer agent's records, in the case of uncertificated shares. The demand cannot be made by the beneficial owner if he or she also does not hold the shares of Optimer common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of Optimer common stock. If you hold your shares of Optimer common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

        If shares of Optimer common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of Optimer common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Optimer common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Optimer common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Optimer common stock as to which appraisal is sought. Where no number of shares of Optimer common stock is expressly mentioned, the demand will be presumed to cover all shares of Optimer common stock held in the name of the record owner.

        Within ten days after the effective time, the surviving corporation must give notice of the date that the merger has become effective to each Optimer stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the adoption of the merger agreement. At any time within 60 days after the effective time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept payment of the per share merger consideration specified by the merger agreement for that stockholder's shares of Optimer common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder within 60 days after the effective date, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

        Within 120 days after the effective time, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Optimer common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder's previous written demand for appraisal. In addition, within 120 days after the effective time, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, upon written request, will be entitled to receive from the surviving corporation a statement setting forth the aggregate number of shares of Optimer common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the stockholder within 10 days after such written request has been received by the surviving corporation. A person who is the beneficial owner of shares of Optimer common stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition for appraisal or request from the surviving corporation such statement.

        If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Optimer common stock and with whom agreements as to the value of their shares of Optimer common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares of Optimer common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

        After determination of the stockholders entitled to appraisal of their shares of Optimer common stock, the Delaware Court of Chancery will appraise the shares of Optimer common stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value together with interest, if any, upon surrender by those stockholders of the certificates representing their shares of Optimer common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

        You should be aware that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although Optimer believes that the per share merger consideration is fair, no representation is made as to the outcome of an appraisal of fair value by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, Optimer reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Optimer common stock is less than the per share merger consideration. In determining "fair value", the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company". The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger". In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value", but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered".

        Costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Optimer common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time, be entitled to vote shares of Optimer common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Optimer common stock, other than with respect to payment as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder otherwise fails to perfect, successfully withdraws or loses such holder's right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the per share merger consideration (without interest) for his, her or its shares of Optimer common stock pursuant to the merger agreement.

        In view of the complexity of Section 262 of the DGCL, Optimer stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal and financial advisors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements combine the individual historical financial statements of Cubist and Optimer, giving effect to the merger of Cubist and Optimer using the acquisition method of accounting in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, with Cubist treated as the acquirer. The unaudited pro forma condensed combined balance sheet as of June 30, 2013, combines the individual historical consolidated balance sheets of Cubist and Optimer, giving effect to the merger as if it had occurred on June 30, 2013. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012, and for the six months ended June 30, 2013, combine the historical consolidated statements of income of Cubist and the historical consolidated statements of operations of Optimer, giving effect to the merger as if it had occurred on January 1, 2012. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Cubist and Optimer. The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements, if any, that the combined company may achieve as a result of the merger or the costs to integrate the operations of Cubist and Optimer or the costs necessary to achieve these cost savings, operating synergies or revenue enhancements.

        The unaudited pro forma condensed combined financial statements are presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

        The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed or have not progressed to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Upon consummation of the merger, final valuations and studies will be performed. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future financial position and results of operations. Fair values determined as of the assumed acquisition dates are based on the most recently available information. To the extent there are significant changes to Cubist's or Optimer's business, or as new information becomes available, the assumptions and estimates herein could change significantly.

        The unaudited pro forma condensed combined financial statements do not reflect certain transactions that occurred subsequent to June 30, 2013. See Note 7., "Subsequent Transactions," in the accompanying notes to unaudited pro forma condensed combined financial statements for additional information.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements should be read in conjunction with:

  •
  the unaudited financial statements of Cubist as of and for the six months ended June 30, 2013, included in Cubist's Quarterly Report on Form 10-Q filed with the SEC by Cubist on August 6, 2013, and incorporated by reference into this proxy statement/prospectus;

  •
  the audited financial statements of Cubist as of and for the year ended December 31, 2012, included in Cubist's Annual Report on Form 10-K filed with the SEC by Cubist on February 27, 2013, and incorporated by reference into this proxy statement/prospectus;

  •
  the unaudited consolidated financial statements of Optimer as of and for the six months ended June 30, 2013, included in Optimer's Quarterly Report on Form 10-Q filed with the SEC by Optimer on August 7, 2013, and incorporated by reference into this proxy statement/prospectus;

  •
  the audited consolidated financial statements of Optimer as of and for the year ended December 31, 2012, included in Optimer's Annual Report on Form 10-K filed with the SEC by Optimer on March 18, 2013, and incorporated by reference into this proxy statement/prospectus; and

  •
  the other information contained in or incorporated by reference into this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET

As of June 30, 2013

(in thousands)

	Historical
			Pro Forma Adjustments	Note 5	Financing Adjustments	Note 6	Pro Forma Combined
	Cubist	Optimer
ASSETS
Current assets:
Cash and cash equivalents	$205,436	$72,845	$(531,509)	a	$775,575	p	$522,347
Short-term investments	685,080	4,664	—		—		689,744
Accounts receivable, net	101,609	8,592	(1,599)	g	—		108,602
Inventory	51,513	26,917	(17,687)	b	—		60,743
Short-term deferred tax assets, net	18,343	—	18,315	c	—		36,658
Prepaid expenses and other current assets	51,476	1,939	(2,500)	g	3,189	q	54,104

Total current assets	1,113,457	114,957	(534,980)		778,764		1,472,198
Property and equipment, net	168,404	4,335	—		—		172,739
In-process research and development	272,700	—	—		—		272,700
Goodwill	114,130	—	35,981	d	—		150,111
Other intangible assets, net	142,594	—	615,000	e	—		757,594
Long-term investments	110,083	—	—		—		110,083
Long-term deferred tax assets	—	891	(891)	f	—		—
Other assets	60,826	1,063	21,770	b	15,602	q	99,261

Total assets	$1,982,194	$121,246	$136,880		$794,366		$3,034,686

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$30,054	$2,727	$—		$—		$32,781
Accrued liabilities	157,976	27,246	22,806	g	—		208,028
Short-term deferred revenue	5,943	121	—		—		6,064
Short-term contingent consideration	39,487	—	—		—		39,487
Other current liabilities	3,500	—	—		—		3,500

Total current liabilities	236,960	30,094	22,806		—		289,860
Long-term deferred revenue	32,282	—	—		—		32,282
Long-term deferred tax liabilities, net	94,486	—	139,452	c	65,635	r	299,573
Long-term contingent consideration	154,365	—	75,000	h	—		229,365
Long-term debt, net	375,086	—	—		615,491	s	990,577
Other long-term liabilities	29,627	2,077	(2,077)	f	—		29,627

Total liabilities	922,806	32,171	235,181		681,126		1,871,284
Stockholders' equity:
Preferred stock	—	—	—		—		—
Common stock	66	48	(48)	i	—		66
Additional paid-in capital	988,721	398,810	(398,810)	i	113,240	t	1,101,961
Accumulated other comprehensive (loss) income	(502)	398	(398)	i	—		(502)
Retained earnings (accumulated deficit)	71,103	(310,181)	300,955	j	—		61,877

Total stockholders' equity	1,059,388	89,075	(98,301)		113,240		1,163,402

Total liabilities and stockholders' equity	$1,982,194	$121,246	$136,880		$794,366		$3,034,686

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS

For the Six Months Ended

June 30, 2013

(in thousands, except share and per share data)

	Historical
			Pro Forma Adjustments		Financing Adjustments		Pro Forma Combined
	Cubist	Optimer		Note 5		Note 6
Revenues:
U.S. product revenues, net	$452,751	$35,781	$—		$—		$488,532
International product revenues	27,362	3,724	—		—		31,086
Service revenues	7,289	—	(7,289)	k	—		—
Other revenues	1,306	—	—		—		1,306

Total revenues, net	488,708	39,505	(7,289)		—		520,924

Costs and expenses:
Cost of product revenues	118,716	5,269	23,888	l	—		147,873
Research and development	229,399	20,826	—		—		250,225
Contingent consideration	4,639	—	—		—		4,639
Selling, general and administrative	98,090	72,020	(9,989)	m	—		160,121

Total costs and expenses	450,844	98,115	13,899		—		562,858

Operating income (loss)	37,864	(58,610)	(21,188)		—		(41,934)
Other income (expense):
Interest income	1,460	408	—				1,868
Interest expense	(14,434)	—	—		(21,335)	u	(35,769)
Other income	94	—	—		—		94

Total other income (expense), net	(12,880)	408	—		(21,335)		(33,807)
Income (loss) before income taxes	24,984	(58,202)	(21,188)		(21,335)		(75,741)
Provision for (benefit from) income taxes	3,654	—	(28,748)	n	(7,848)	v	(32,942)

Net income (loss)	$21,330	$(58,202)	$7,560		$(13,487)		$(42,799)

Basic net income (loss) per common share	$0.33						$(0.66)
Diluted net income (loss) per common share	$0.32						$(0.66)
Shares used in calculating:
Basic net income (loss) per common share	65,248,707						65,248,707
Diluted net income (loss) per common share	67,385,141		(2,136,434)	o	—	w	65,248,707

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS

For the Year Ended

December 31, 2012

(in thousands, except share and per share data)

	Historical
			Pro Forma Adjustments		Financing Adjustments		Pro Forma Combined
	Cubist	Optimer		Note 5		Note 6
Revenues:
U.S. product revenues, net	$849,371	$62,417	$—		$—		$911,788
International product revenues	50,454	39,112	—		—		89,566
Service revenues	23,249	—	(23,249)	k	—		—
Other revenues	3,285	2	—		—		3,287

Total revenues, net	926,359	101,531	(23,249)		—		1,004,641

Costs and expenses:
Cost of product revenues	230,057	11,949	47,522	l	—		289,528
Research and development	277,729	45,202	—		—		322,931
Impairment of in-process research and development	38,700	—	—		—		38,700
Contingent consideration	(29,021)	—	—		—		(29,021)
Selling, general and administrative	171,788	135,217	(23,249)	m	—		283,756

Total costs and expenses	689,253	192,368	24,273		—		905,894

Operating income (loss)	237,106	(90,837)	(47,522)		—		98,747
Other income (expense):
Gain on de-consolidation of OBI	—	23,782	—		—		23,782
Gain on sale of OBI shares	—	31,501	—		—		31,501
Equity in net loss of OBI	—	(1,849)	—		—		(1,849)
Interest income	3,076	136	—		—		3,212
Interest expense	(32,991)	—	—		(41,469)	u	(74,460)
Other (expense) income	(7,595)	—	—		—		(7,595)

Total other income (expense), net	(37,510)	53,570	—		(41,469)		(25,409)
Net loss attributable to non-controlling interest	—	280	—		—		280
Income (loss) before income taxes	199,596	(36,987)	(47,522)		(41,469)		73,618
Provision for income taxes	45,521	—	(28,389)	n	(14,848)	v	2,284

Net income (loss)	$154,075	$(36,987)	$(19,133)		$(26,621)		$71,334

Basic net income per common share	$2.42						$1.12
Diluted net income per common share	$2.10						$1.08
Shares used in calculating:
Basic net income per common share	63,766,209						63,766,209
Diluted net income per common share	81,444,658		—		—	w	81,444,658

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

1. DESCRIPTION OF THE TRANSACTIONS AND BASIS OF PRO FORMA PRESENTATION

        The unaudited pro forma condensed combined financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Cubist and Optimer, after giving effect to the merger and the financing directly attributable to the merger described in these footnotes.

Optimer Merger

        On July 30, 2013, Cubist entered into a merger agreement with Optimer pursuant to which a subsidiary of Cubist will merge with and into Optimer, following which Optimer will become a wholly-owned subsidiary of Cubist. The transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805, with Cubist treated as the acquirer. Under the acquisition method of accounting, all of the assets and liabilities of Optimer will be recorded at their respective fair values as of the acquisition date and consolidated with those of Cubist. Transaction costs associated with the transaction will be expensed as incurred.

        Under the terms of the merger agreement, subject to the conditions thereof, upon consummation of the merger each outstanding share of Optimer's common stock (other than shares owned by Cubist, Optimer or their respective subsidiaries, shares of Optimer's preferred stock owned by Cubist or its subsidiaries, or shares as to which dissenters' rights have been properly exercised) will be converted into the right to receive (1) $10.75 in cash, without interest and (2) one CVR, which represents the contractual right to receive up to $5.00 upon the achievement of certain sales milestones.

        The merger is subject to customary closing conditions, including the approval of holders of a majority of the outstanding Optimer common stock entitled to vote on the pending merger. Subject to the satisfaction of these conditions, including the receipt of stockholder approval at the special meeting, the merger is expected to close within two business days after the date of the special meeting.

        Certain financial statement line items reported in the historical consolidated financial statements of Optimer as of and for the six months ended June 30, 2013, and for the year ended December 31, 2012, have been reclassified to conform to the corresponding financial statement line items included in Cubist's historical presentation. These reclassifications did not have a material impact on the financial position or results of operations reported by Optimer.

2018 Notes and 2020 Notes

        On September 10, 2013, Cubist issued $800.0 million aggregate principal convertible senior unsecured notes in two series, with one series consisting of $350.0 million aggregate principal amount of 1.125% Convertible Senior Notes due 2018, or the 2018 Notes, and the other series consisting of $450.0 million aggregate principal amount of 1.875% Convertible Senior Notes due 2020, or the 2020 Notes, and together with the 2018 Notes, the Convertible Senior Notes.

        The Convertible Senior Notes are convertible into common stock at an initial conversion rate of 12.1318 shares of common stock per $1,000 principal amount of convertible notes, subject to adjustment upon certain events, which is equivalent to an initial conversion price of approximately $82.43 per share of common stock. Holders of the 2018 Notes and 2020 Notes may convert, under certain conditions, at any time prior to the close of business on the business day immediately before

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF THE TRANSACTIONS AND BASIS OF PRO FORMA PRESENTATION (Continued)

March 1, 2018 or March 1, 2020, respectively, or between March 1 and September 1 of their respective maturity years irrespective of any conditions. See Note 6., "Financing Adjustments," for additional information.

2. CONTINGENT VALUE RIGHTS

        The unaudited pro forma condensed combined balance sheet as of June 30, 2013, includes Cubist's preliminary estimate of the fair value of the total contingent payments under the CVRs. Each CVR will entitle its holder to receive a payment of $3.00 if net sales of DIFICID and other specified products in the United States and Canada during the period from and including July 1, 2013, through and including December 31, 2015, exceed $250.0 million and are less than $275.0 million, a payment of $4.00 if such net sales during the same period exceed $275.0 million and are less than $300.0 million or a payment of $5.00 if such net sales during the same period exceed $300.0 million.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2013, reflects a liability equal to the estimated fair value of $75.0 million attributable to the CVRs to be issued upon consummation of the merger, which was determined based on the probability of achieving each of the potential sales milestones and an estimated discount rate commensurate with the risks of the expected cash flows attributable to the CVRs. The material factors that may impact the fair value of the CVRs, and therefore this liability, included in the unaudited pro forma condensed combined balance sheet, are the probabilities of achieving the sales milestones above and the discount rate. Significant increases or decreases in any of the probabilities of success would result in a significantly higher or lower fair value, respectively, and commensurate changes to this liability. Following the consummation of the merger and assuming the CVRs become publicly traded, the fair value of the CVRs and the associated liability relating to the CVRs, at each reporting date, will be based upon the CVRs' market closing price and quantity of CVRs outstanding, with the changes in fair value reflected in earnings and resulting in a change in the associated liability.

        The fair value of the CVRs estimated by Cubist for the purposes of these unaudited pro forma condensed consolidated financial statements may not be indicative of the actual fair value upon consummation of the merger, the actual value of the CVRs, the payment to be made or the value at which the CVRs will trade following the consummation of the merger.

3. PRELIMINARY PURCHASE PRICE

        The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $606.5 million. This amount is comprised of estimated cash

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

3. PRELIMINARY PURCHASE PRICE (Continued)

consideration and the estimated fair value of the CVRs to be issued in connection with the merger as follows:

(in thousands)
Estimated cash consideration(1)	$531,509
Estimated fair value of CVRs(2)	75,000

Total preliminary purchase price(3)	$606,509

(1)
The estimated cash consideration was calculated as (1) Optimer's common stock and vested restricted shares outstanding of 49.0 million shares as of August 20, 2013, multiplied by the cash purchase price per share of $10.75, excluding those restricted shares with accelerated vesting as a result of the merger, plus (2) consideration related to outstanding in-the-money stock options calculated as the aggregate excess of the last reported sale price of a share of Optimer's common stock on the NASDAQ stock market on August 20, 2013, over the per share exercise price of each of Optimer's in-the-money stock options outstanding as of August 20, 2013, excluding those options with accelerated vesting as a result of the merger.

(2)
The estimated fair value of CVRs was determined for the number of Optimer's common stock and vested restricted shares outstanding as of August 20, 2013, using a discounted cash flow analysis based on the probability of achieving each of the potential sales milestones and an estimated discount rate. See Note 2., "Contingent Value Rights," for additional information. The actual number of CVRs that are issued will be determined upon consummation of the merger.

(3)
Total preliminary estimated consideration expected to be transferred as reflected in the unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated.

        These unaudited pro forma condensed combined financial statements do not include the impact, if any, on the estimated purchase price of any preferred stock Cubist may hold in Optimer as of the date that the merger is consummated as a result of the interim financing. See Note 7., "Subsequent Transactions," for additional information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

4. PRELIMINARY PURCHASE PRICE ALLOCATION

        The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed as of June 30, 2013, is as follows:

(in thousands)
Cash and cash equivalents	$72,845
Investments	4,664
Inventory	31,000
Property and equipment, net	4,335
DIFICID intangible asset	615,000
Deferred tax assets	102,783
Goodwill	35,981
Other assets acquired	11,594
Deferred tax liabilities	(226,598)
Other liabilities assumed	(45,095)

Net assets acquired	$606,509

        The allocation of consideration transferred is preliminary and the final determination will be based on (1) the fair value of the assets acquired, particularly the fair value of the identifiable intangible assets and inventory, (2) the fair value of the liabilities assumed, including any contingent liabilities, (3) the fair value of the CVRs issued, (4) the cash consideration transferred to holders of in-the-money stock options, and (5) the impact of the senior preferred stock that has been issued to Cubist as a result of the interim financing, as of the date that the merger is consummated. The excess of consideration transferred over the fair value of net identifiable assets acquired will be allocated to goodwill. The final determination of the allocation of consideration transferred is expected to be completed as soon as practicable after consummation of the merger, but will in no event exceed one year from the acquisition date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. See Note 2., "Contingent Value Rights," Note 3., "Preliminary Purchase Price," and Note 5., "Accounting Policies and Pro Forma Adjustments," for additional information.

5. ACCOUNTING POLICIES AND PRO FORMA ADJUSTMENTS

        Adjustments included in the column under the heading "Pro Forma Adjustments" are primarily based on the preliminary purchase price allocation and should be read in conjunction with Note 1., "Description of the Transaction and Basis of Pro Forma Presentation" and Note 4., "Preliminary Purchase Price Allocation".

        Cubist has performed a preliminary comparison of the significant accounting policies disclosed in the historical financial statements of Optimer with those of Cubist. Based upon that preliminary review, with the exception of the reclassifications in pro forma adjustments b., c., and g. below, the nature and amount of any adjustments to the historical financial statements of Optimer to conform its accounting policies to those of Cubist are not expected to be material. Upon consummation of the merger, Cubist will conduct a further review of Optimer's accounting policies and financial statement classifications. As a result of that review, it may become necessary to make additional reclassifications to the consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

5. ACCOUNTING POLICIES AND PRO FORMA ADJUSTMENTS (Continued)

Pro Forma Adjustments to Condensed Combined Balance Sheet

        a.     To record the use of cash received from the Convertible Senior Notes to fund the purchase price paid to Optimer's stockholders. See Note 6., "Financing Adjustments," for additional information.

        b.     To record acquired inventory at fair value and reclassify acquired inventory that is in excess of the amount expected to be sold within one year to other assets.

June 30, 2013
(in thousands)
Inventory step-up	$4,083
Reclassification from inventory to other assets	(21,770)

Total	$(17,687)

  The inventory step-up is based upon an estimated fair value of inventory on hand and could vary materially from the actual step-up calculated following consummation of the merger and once the valuation is finalized.

        c.     To record the estimated deferred tax effect of pro forma purchase accounting adjustments at Optimer's combined federal and state statutory tax rate of approximately 37%.

June 30, 2013
(in thousands)
Short-term deferred tax assets acquired	$15,637
Tax impact of acquisition related transaction costs	2,678

Total short-term deferred tax assets	$18,315

Long-term deferred tax assets acquired	$87,146
Long-term deferred tax liabilities assumed	(226,598)

Total long-term deferred tax liabilities, net	$(139,452)

  The deferred tax assets acquired primarily consist of Optimer's federal net operating loss and research credit carryforwards. Optimer had previously recorded a full valuation allowance on these deferred tax assets. However, Cubist believes that although the federal net operating loss and research credits will be subject to both prior Internal Revenue Code section 382 limitations, and limitations resulting from the current transaction, that these limitations will likely not result in a loss of any of these deferred tax assets. There was no deferred tax asset recorded related to Optimer's state tax credit carryforwards or its state and foreign net operating loss carryforwards. Optimer had previously recorded a full valuation allowance related to these deferred tax assets and Cubist has preliminarily concluded that it is more-likely-than-not that Cubist would not be able to utilize these deferred tax assets in the future. In addition, included in the totals above is a deferred tax liability of $226.6 million primarily related to the preliminary fair value of intangible assets acquired.

        d.     To record the portion of the total purchase price allocated to goodwill. See Note 4., "Preliminary Purchase Price Allocation," for additional information. Goodwill will not be amortized, but will be evaluated for impairment on an annual basis or more frequently if an event occurs or

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

5. ACCOUNTING POLICIES AND PRO FORMA ADJUSTMENTS (Continued)

circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. In the event that Cubist determines that the value of goodwill has become impaired, an impairment charge will be recorded in the period in which the determination is made.

        e.     To record an acquired intangible asset related to DIFICID. Cubist, at this time, does not have sufficient information as to the amount, timing and risk of cash flows related to the intangible assets acquired, particularly for those assets still in the research and development phase. As a result, the scope of intangible assets considered for review may be revised and could result in the recognition of additional intangible assets or a change in the DIFICID asset.

  The estimated fair value of the DIFICID intangible asset was determined based on estimates of expected future cash flows using an income approach. The present value of future cash flows was then determined utilizing an estimated risk-adjusted discount rate.

        f.      To eliminate Optimer's deferred rent liability and reclassify certain of Optimer's deferred tax items.

June 30, 2013
(in thousands)
Eliminate Optimer's deferred rent liability	$(1,186)
Reclassification of certain Optimer deferred tax items between long-term deferred tax assets, net and other long-term liabilities	(891)

$(2,077)

        g.     To record an accrual for both Cubist's and Optimer's acquisition-related transaction costs, to record inter-company eliminations related to the co-promotion agreement for DIFICID and to reclassify Optimer's balance for certain revenue reserves from accrued liabilities to accounts receivable in accordance with Cubist's accounting policy.

June 30, 2013
(in thousands)
Acquisition-related transaction costs	$26,905
Inter-company eliminations related to co-promotion agreement of DIFICID	(2,500)
Reclassification of certain revenue reserves from accrued liabilities to accounts receivable, net	(1,599)

Total	$22,806

        h.     To record the fair value of contingent consideration related to the CVRs that will be issued upon consummation of the merger. See Note 2., "Contingent Value Rights," for additional information.

        i.      To eliminate Optimer's historical balance of stockholders' equity.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

5. ACCOUNTING POLICIES AND PRO FORMA ADJUSTMENTS (Continued)

        j.      To eliminate Optimer's accumulated deficit and to record the effect of accrued transaction costs related to the acquisition and the resulting tax impact on Cubist's retained earnings.

June 30, 2013
(in thousands)
Eliminate Optimer's accumulated deficit	$310,181
Effect of accrued transaction costs, net of tax	(9,226)

Total	$300,955

Pro Forma Adjustments to Condensed Combined Statement of Operations

        k.     To eliminate inter-company revenue related to the co-promotion agreement for DIFICID.

        l.      To record cost of product revenues for the inventory step-up and amortization of the DIFICID intangible asset. Incremental inventory step-up cost is recorded as cost of product revenues as the related inventory is sold. The DIFICID intangible asset will be amortized over the expected life of the DIFICID intangible asset, which is expected to be approximately 14 years. The carrying value of the DIFICID intangible asset will be reviewed periodically to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(in thousands)
Inventory step-up cost of product revenues	$1,250	$2,246
DIFICID intangible asset amortization	22,638	45,276

Total	$23,888	$47,522

        m.    To eliminate inter-company expense related to the co-promotion agreement for DIFICID and reverse acquisition-related transaction costs recorded in Optimer's historical financial statements.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(in thousands)
Co-promotion expense	$(7,289)	$(23,249)
Acquisition-related transaction costs	(2,700)	—

Total	$(9,989)	$(23,249)

        n.     To record the estimated income tax effect related to the pro forma adjustments, as well as the tax benefit of Optimer's net operating losses, based on Optimer's combined federal and state statutory tax rate of approximately 37% and the associated impact of the adjustments on certain Cubist tax attributes, including a pro forma reduction of Cubist's domestic manufacturing deduction and a reduction in the utilization of certain Cubist state tax credits.

        o.     The diluted number of shares used in calculating the pro forma earnings per share for the six months ended June 30, 2013, has been adjusted to exclude the effect of 2.1 million stock options and restricted stock units, as their inclusion would have been anti-dilutive.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

6. FINANCING ADJUSTMENTS

        On September 11, 2013, Cubist completed its acquisition of Trius for an aggregate upfront cash consideration of $704.0 million. See Note 7., "Subsequent Transactions," for additional information. As a result of this use of cash to fund the Trius merger, Cubist was required to complete a financing transaction to raise sufficient cash to pay the cash portion of the merger consideration due to Optimer stockholders at the closing of the merger.

        On September 10, 2013, Cubist issued $800.0 million aggregate principal amount of Convertible Senior Notes, the proceeds of which are to be used, in part, to fund the cash portion of the merger consideration due to the Optimer stockholders. Because Cubist issued the Convertible Senior Notes to raise cash needed to complete the merger with Optimer, the adjustments included in the column under the heading "Financing Adjustments" reflect the impact of the Convertible Senior Notes and should be read in conjunction with Note 1., "Description of the Transactions and Basis of Pro Forma Presentation."

        In accordance with accounting guidance for debt with conversion and other options, Cubist separately accounted for the liability and equity components of the Convertible Senior Notes in a manner that reflected its non-convertible debt borrowing rate of similar debt. The equity components of the Convertible Senior Notes were each recognized as debt discounts and represent the difference between the proceeds from the issuance of the Convertible Senior Notes and the fair value of the liability on the date of issuance. The debt discounts are amortized to interest expense using the effective interest method over the expected life of a similar liability without the equity component. Additionally, the debt issuance costs associated with the Convertible Senior Notes are bifurcated on a pro rata basis, based on the liability and equity components of the Convertible Senior Notes, and recorded as assets on the balance sheet and charges to equity, respectively. The portions allocated to the liability components, recorded as assets, are amortized to interest expense over the expected life of the Convertible Senior Notes.

Financing Adjustments to Condensed Combined Balance Sheet

        p.     To record the proceeds received from the Convertible Senior Notes, net of $24.4 million of debt issuance costs.

        q.     To record the short-term and long-term portions of capitalized debt issuance costs allocated to the liability component of the Convertible Senior Notes.

        r.     To record the deferred tax effect of the debt discounts at the combined federal and state statutory tax rate of approximately 37%.

        s.     To record the principal amount of the Convertible Senior Notes, net of the debt discounts.

        t.      To record the equity component of the Convertible Senior Notes, the conversion feature, and the allocated debt issuance costs, net of tax effect.

June 30, 2013
(in thousands)
Conversion feature, net of tax	$116,807
Debt issuance costs, net of tax	(3,567)

Total	$113,240

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

6. FINANCING ADJUSTMENTS (Continued)

Financing Adjustments to Condensed Combined Statement of Operations

        u.     To record the interest expense incurred on the Convertible Senior Notes consisting of coupon interest and the amortization of the debt discounts and capitalized debt issuance costs.

        v.     To record the income tax effect of the Financing Adjustments.

        w.    The diluted number of shares used in calculating the pro forma diluted earnings per share for the six months ended June 30, 2013 and the year ended December 31, 2012, exclude 9.7 million shares related to the Convertible Senior Notes as their inclusion would have been anti-dilutive.

7. SUBSEQUENT TRANSACTIONS

        The unaudited pro forma condensed combined financial statements do not reflect the following transactions, which occurred subsequent to June 30, 2013:

Trius Merger

        On September 11, 2013, Cubist completed its acquisition of Trius. In completing the acquisition, a wholly-owned subsidiary of Cubist merged with and into Trius, following which Trius became a wholly-owned subsidiary of Cubist. This transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805, with Cubist treated as the acquirer. Under the acquisition method of accounting, all of the assets and liabilities of Trius will be recorded at their respective fair values as of the acquisition date and consolidated with those of Cubist. Transaction costs associated with the transaction will be expensed as incurred.

        Under the terms of the Trius merger agreement, a wholly-owned subsidiary of Cubist purchased all of the issued and outstanding shares of Trius common stock for (i) $13.50 per share in cash plus (ii) one non-transferable CVR, which entitles the holder to receive an additional cash payment of $1.00 if certain net sales of tedizolid phosphate and other specified products in 2016 are greater than $125.0 million, plus an additional $0.10 for each $1.0 million of net sales of such products in 2016 that are in excess of $125.0 million and equal to or less than $135.0 million, for a maximum additional cash payment per CVR of $2.00.

Convertible Bond Hedge and Warrant Transactions

        In connection with the issuance of the Convertible Senior Notes, Cubist entered into convertible bond hedge transactions with certain counterparties. The convertible bond hedge transactions are generally expected, but not guaranteed, to reduce the potential dilution and/or offset the cash payments Cubist is required to make in excess of the principal amount of converted Convertible Senior Notes, in each case, upon conversion of the Convertible Senior Notes in the event that the market price per share of the Company's common stock, as measured under the terms of the convertible bond hedge transactions, is greater than the conversion price of the Convertible Senior Notes.

        Cubist also entered into warrant transactions in which it sold warrants to the counterparties of the bond hedge transactions that will become exercisable into 9,705,442 shares of its common stock, subject to customary anti-dilution adjustments. The initial strike price of the warrants is $96.43 per share. The warrants are exercisable over the 80 trading day period beginning on November 30, 2018 or November 30, 2020, as applicable. The warrant transactions will have a dilutive effect to the extent that

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

7. SUBSEQUENT TRANSACTIONS (Continued)

the market price per share of the Company's common stock exceeds the applicable strike price of the warrants during the measurement period at the maturity of the warrants.

        The Company paid the counterparties to the transactions approximately $179.4 million for the convertible bond hedge transactions and received approximately $121.7 million from the counterparties for the warrants, resulting in a net cost to the Company of approximately $57.7 million. Aside from the initial payment of a premium to the counterparties, Cubist will not be required to make any cash payments to the counterparties under the convertible bond hedge transactions and will be entitled to receive from the counterparties a number of shares of the Company's common stock, an amount of cash or a combination of cash and shares of the Company's common stock generally based on the amount by which the market price per share of the Company's common stock, as measured under the terms of the convertible bond hedge transactions, is greater than the conversion price of the Convertible Senior Notes during the relevant valuation period under the convertible bond hedge transactions. If the market price per share of the Company's common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants during the measurement period at the maturity of the warrants, the Company will owe the Option counterparties shares of its common stock. The Company will not receive any additional proceeds if the warrants are exercised.

Optimer Interim Financing

        Cubist agreed to provide to Optimer interim financing, pursuant to which, on a quarterly basis during the pendency of the merger, Optimer will issue to Cubist $25.0 million of non-voting senior preferred stock in exchange for cash consideration payable to Optimer, up to a potential total of $75.0 million. The non-voting senior preferred stock carries no dividend. The liquidation preference of the non-voting senior preferred stock will be equal to the total cash consideration paid by Cubist to Optimer for such stock. In the event of a termination of the merger agreement due to a breach thereof by Cubist, Optimer may elect to redeem all, but not less than all, of the non-voting senior preferred stock at par value ($0.001 per share of non-voting senior preferred stock). If the merger is terminated due to any other circumstance (or Optimer does not, in its sole discretion, elect to redeem the non-voting senior preferred stock as described above), beginning on the first anniversary of such termination, the non-voting senior preferred stock will be at any time and from time to time convertible at Cubist's election into Optimer common stock based on the average of the volume-weighted average price per common share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the date of conversion (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). The conversion rights of Cubist are subject to limitations on the issuance of Optimer common stock in an amount that would require stockholder approval under the rules and regulations of Nasdaq and limitations under applicable antitrust or competition law. Furthermore, in no event will Cubist, upon conversion of the non-voting senior preferred stock, be entitled to hold directly or indirectly, collectively, greater than 5.00% of the total voting power of any class or series of securities of Optimer entitled to vote or provide their consent on any matter, except matters with respect to which holders of the non-voting senior preferred stock vote or provide their consent as a single class or series only.

        The non-voting senior preferred stock will be canceled for no consideration and will no longer be issued and outstanding shares of capital stock of Optimer if the merger contemplated by the merger

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS (Continued)

7. SUBSEQUENT TRANSACTIONS (Continued)

agreement is consummated. The non-voting senior preferred stock will be redeemed in exchange for its aggregate liquidation preference in the event of a transaction resulting in a change of control of Optimer (other than the merger contemplated by the merger agreement) as a result of which a termination fee is paid to Cubist pursuant to the terms of the merger agreement or on an as-converted-into-common-stock basis based on the average of the volume-weighted average price per share of Optimer common stock for each day during a ten consecutive trading day period ending on the day prior to the announcement of any other such change of control of Optimer (subject to certain customary anti-dilution adjustments in the event Optimer common stock is changed into the same or a different number of shares of any class or classes of stock or other securities, whether by capital reorganization, reclassification or otherwise). Cubist has agreed to various restrictions on its ability to offer, sell or otherwise transfer the non-voting senior preferred stock and any Optimer common stock received upon conversion of the non-voting senior preferred stock, including that it will not transfer the non-voting senior preferred stock other than to one of its wholly owned subsidiaries and that it will not offer, sell or otherwise transfer any such common stock until the first anniversary of any termination of the merger agreement or to any person or group that would reasonably be expected to, after consummation of any such transaction, be required to file a beneficial ownership report on Schedule 13D in respect of Optimer.

        With respect to rights to payment of amounts payable upon liquidation, dissolution or winding up of Optimer, shares of the non-voting senior preferred stock rank senior to Optimer common stock. The non-voting senior preferred stock will have no voting rights except as required by law.

        On September 16, 2013, Cubist and Optimer completed the first $25.0 million investment pursuant to this interim financing arrangement. The impact of the effects of the interim financing arrangement on the pro forma financial statements is not expected to be material to a holder of Optimer common stock receiving CVRs in the merger.

LEGAL MATTERS

        The legality of the CVRs to be issued pursuant to the merger will be passed upon for Cubist by Ropes & Gray LLP.

EXPERTS

Cubist

        The financial statements and Cubist's management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Optimer

        The consolidated financial statements of Optimer Pharmaceuticals, Inc. at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, incorporated by reference in this proxy statement/prospectus, which are referred to and made a part of the registration statement of Cubist Pharmaceuticals, Inc. and this proxy statement/prospectus forming a part thereof, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included in Optimer Pharmaceuticals Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELISTING AND DEREGISTRATION OF OPTIMER COMMON STOCK

        If the merger is completed, Optimer common stock will be delisted from Nasdaq and deregistered under the Exchange Act and Optimer will no longer file periodic reports with the SEC.

STOCKHOLDER PROPOSALS

        If the merger is consummated, Optimer will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not completed, Optimer expects to hold an annual meeting of stockholders next year. If you intend for your proposal to be included in next year's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act, you must send it to the Corporate Secretary by the close of business on December 13, 2013. Submitting a stockholder proposal does not guarantee that Optimer will include it in its proxy statement if it does not satisfy the standards set forth in the rules of the SEC.

        In addition, Optimer's by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in Optimer's proxy statement, to be brought before an annual meeting of stockholders.

        Under Optimer's by-laws, if a stockholder desires to bring a matter before the annual meeting of stockholders or if a stockholder wants to nominate a person for election to the Optimer board, the stockholder must follow the procedures outlined in Optimer's by-laws. A copy of Optimer's by-laws is available without charge to stockholders of record upon written request to Optimer's Corporate Secretary. Optimer's by-law procedures are separate from the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in Optimer's proxy statement.

        Optimer's by-laws require timely notice in writing of any business a stockholder proposes to bring before the annual meeting of stockholders and/or the nomination any stockholder proposes to make at the annual meeting of stockholders. Notice of business proposed to be brought before the 2014 annual meeting of stockholders and/or director nominations proposed to be made at the 2014 annual meeting of stockholders must be received by Optimer's Corporate Secretary no later than December 13, 2013, assuming that the annual meeting of stockholders is held and that there is no change to its scheduled date.

HOUSEHOLDING OF PROXY MATERIALS

        The SEC has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding", potentially means extra convenience for stockholders and cost savings for companies.

        Only one copy of this proxy statement/prospectus is being delivered to multiple stockholders sharing an address unless Optimer has received contrary instructions from one or more of Optimer stockholders. If a stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered wishes to receive a separate copy of this proxy statement/prospectus, he, she or it should direct such stockholder's written request to Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302 or contact Optimer at (201) 333-8819. The stockholder will be delivered, without charge, a separate copy of this proxy statement/prospectus promptly upon request. If stockholders at a shared address currently receiving multiple copies of this proxy statement/prospectus wish to receive only a single copy of this document, they should contact Optimer's Corporate Secretary in the manner provided above.

 WHERE YOU CAN FIND MORE INFORMATION

        Optimer and Cubist file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Optimer and Cubist file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Optimer's and Cubist's SEC filings also are available to the public at the SEC website at www.sec.gov. Also, you may obtain free copies of the documents Optimer and Cubist file with the SEC, including this proxy statement/prospectus, by going to the Investors page of Optimer's corporate website at www.optimerpharma.com. You may obtain free copies of the documents Cubist files with the SEC by going to the Investor Relations page of Cubist's corporate website at www.cubist.com. Optimer's and Cubist's website addresses are provided as inactive textual references only. The information provided on Optimer's and Cubist's websites, other than copies of the documents listed below that have been filed with the SEC, are not part of this proxy statement/prospectus and, therefore, are not incorporated herein by reference.

        Statements contained in this proxy statement/prospectus, or in any document incorporated by reference in this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Optimer and Cubist to "incorporate by reference" into this proxy statement/prospectus documents Optimer files with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Cubist to register the CVRs, of which this proxy statement/prospectus forms a part. This means that Optimer and Cubist can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Optimer and Cubist file with the SEC will update and supersede that information. Optimer and Cubist incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.

  Optimer:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on March 18, 2013);

  •
  Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2013 (filed with the SEC on May 10, 2013), and June 30, 2013 (filed with the SEC on August 7, 2013);

  •
  Current Reports on Form 8-K filed with the SEC on January 25, 2013, February 27, 2013, February 28, 2013, May 8, 2013, May 9, 2013, May 13, 2013, July 30, 2013 (accepted at 5:08:25 p.m.), July 30, 2013 (accepted at 5:11:42 p.m.), August 1, 2013, August 22, 2013, September 13, 2013 and September 16, 2013;

  •
  Definitive Proxy Statement for Optimer's 2013 Annual Meeting filed with the SEC on April 12, 2013; and

  •
  Definitive Additional Materials for Optimer's 2013 Annual Meeting filed with the SEC on April 19, 2013.

        Any person, including any beneficial owner, to whom this proxy statement/prospectus is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning Optimer, without charge, by written or telephonic request directed to Optimer Pharmaceuticals, Inc., Attention: Corporate Secretary, 101 Hudson Street, Suite 3501, Jersey City, New Jersey 07302, Telephone (201) 333-8819; or MacKenzie Partners, Inc., Optimer's proxy solicitor, by calling toll-free at (800) 322-2885 or collect at (212) 929-5500; or from the SEC through the SEC website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

  Cubist:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on February 27, 2013);

  •
  Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2013 (filed with the SEC on May 7, 2013), and June 30, 2013 (filed with the SEC on August 6, 2013);

  •
  Current Reports on Form 8-K filed with the SEC on March 4, 2013, March 11, 2013, June 13, 2013, July 30, 2013 (accepted at 5:19:03 p.m.), July 30, 2013 (accepted at 5:27:48 p.m.), August 1, 2013 (accepted at 12:33:58 p.m.), August 1, 2013 (accepted at 12:40:44 p.m.), August 29, 2013, September 3, 2013, September 5, 2013, September 10, 2013, September 13, 2013 and September 17, 2013;

  •
  Definitive Proxy Statement for Cubist's 2013 Annual Meeting filed with the SEC on April 26, 2013; and

  •
  Definitive Additional Materials for Cubist's 2013 Annual Meeting filed with the SEC on April 26, 2013.

        You may request a copy of any of the documents incorporated by reference in this document or other information concerning Cubist, without charge, by written or telephonic request directed to Cubist Pharmaceuticals, Inc., Attention: Investor Relations, 65 Hayden Street, Lexington, Massachusetts 02421, Telephone (781) 860-8660; or from the SEC through the SEC website at the address provided above.

        Notwithstanding the foregoing, information furnished by Optimer or Cubist on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed "filed" for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

        THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF OPTIMER COMMON STOCK AT THE SPECIAL MEETING. OPTIMER HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED SEPTEMBER 17, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

OPTIMER PHARMACEUTICALS, INC.,

CUBIST PHARMACEUTICALS, INC.

and

PDRS CORPORATION

Dated as of July 30, 2013

i

ii

iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (hereinafter called this "Agreement"), dated as of July 30, 2013, is by and among Optimer Pharmaceuticals, Inc., a Delaware corporation (the "Company"), Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), and PDRS Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub").

RECITALS

        WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company has approved the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and each of the respective boards of directors of Parent, Merger Sub and the Company has approved and declared advisable this Agreement and the transactions contemplated hereby; and

        WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

        1.1.    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

        1.2.    Closing.    Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the "Closing") shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the second Business Day, or such other place and time mutually agreed upon and specified in writing by the parties (such specified date, the "Closing Date"), following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

        For purposes of this Agreement, the term "Business Day" shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

        1.3.    Effective Time.     As soon as practicable following the Closing, the Parent will cause a Certificate of Merger (the "Delaware Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the parties in writing and specified in the Delaware Certificate of Merger (the "Effective Time").

        1.4.    Subsequent Action.     If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

Certificate of Incorporation and By-Laws
of the Surviving Corporation

        2.1.    The Certificate of Incorporation.     At the Effective Time, the certificate of incorporation of the Company (the "Charter") shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth on Exhibit A hereto, and such amended and restated Charter shall become the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable Law.

        2.2.    The By-Laws.     The parties hereto shall take all actions necessary so that the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as set forth on Exhibit B hereto and shall be the by-laws of the Surviving Corporation (the "By-Laws"), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors of the Surviving Corporation

        3.1.    Directors.    The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

        3.2.    Officers.    The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

        4.1.    Effect on Capital Stock.     At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

          (a)   Merger Consideration.    Each outstanding share of common stock, par value $0.001 per share, of the Company (each a "Share" and, collectively, the "Shares") issued and outstanding immediately prior to the Effective Time (other than (i) Shares and shares of preferred stock, par value $0.001 per share, of the Company (if any), in each case, owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders ("Dissenting Stockholders") who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each, an "Excluded Share" and, collectively, "Excluded Shares")) shall be converted into the right to receive both (i) an amount in cash equal to $10.75, without interest (the "Closing Amount"), and (ii) one contingent value right (a "CVR"), which shall represent the right to receive the Payment Amounts (as such term is used in the Contingent Value Rights Agreement in the form attached hereto as Annex B (the "CVR Agreement") to be entered into between Parent and a rights agent selected by Parent with the Company's prior approval (such approval not to be unreasonably withheld or delayed) (the "Rights Agent")), if any, at the times provided for in the CVR Agreement, without interest (the Closing Amount and one CVR together are collectively referred to herein as the "Per Share Merger Consideration"). Each CVR issued as Per Share Merger Consideration hereunder will be substantially in the form attached as Annex A to the CVR Agreement (the "CVR Certificate"). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a "Certificate") formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

          (b)   Cancellation of Excluded Shares.    Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f).

          (c)   Merger Sub.    At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        4.2.    Exchange of Certificates.

          (a)   Paying Agent.    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with StockTrans, Inc. or another bank or trust company selected by Parent with the Company's prior approval (such approval not to be unreasonably withheld or delayed) (the "Paying Agent"), for the benefit of the holders of Shares, (i) a cash amount in immediately available funds necessary for the Paying Agent to pay the aggregate Closing Amounts for the Shares (other than the Excluded Shares) and (ii) CVR Certificates representing the aggregate number of CVRs issuable pursuant to the CVR Agreement (such cash and CVR Certificates being hereinafter referred to as the "Exchange Fund"). The agreement with the Paying Agent pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. The Paying Agent shall invest any cash held in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of, or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Closing Amounts as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in excess of the aggregate Closing Amounts payable under Section 4.1(a) shall be promptly returned to Parent.

          (b)   Exchange Procedures.    Promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) (reduced by any required Tax withholdings as provided in Section 4.2(g)), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. All stock transfer Taxes and any other Taxes required by reason of a payment hereunder to a Person other than the registered holder of the Certificate shall be paid by the Person requesting or receiving such payment and in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

          (c)   Transfers.    From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the Closing Amounts in immediately available funds and the CVR Certificates to which the holder of the Certificate is entitled pursuant to this Article IV (including Section 4.2(g)).

          (d)   Termination of Exchange Fund.    Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term "Person" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.4(a)) or other entity of any kind or nature.

          (e)   Lost, Stolen or Destroyed Certificates.    In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such

  Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Closing Amounts in immediately available funds and the CVR Certificates with respect thereto (after giving effect to any required Tax withholdings as provided in Section 4.2(g)).

          (f)    Appraisal Rights.    No Person who has duly perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person's right to appraisal of such Shares under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written notices of intent, written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to rights of appraisal of holders of Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

          (g)   Withholding Rights.    Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold or cause the Paying Agent or other applicable withholding agent to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement or other applicable agreements as having been paid to the Person in respect of which such deduction and withholding was made.

        4.3.    Treatment of Stock Plans.

          (a)   Treatment of Options.    At the Effective Time, each then-outstanding option to purchase Shares (a "Company Option") under the Stock Plans (as defined in Section 5.2(a)), vested or unvested, shall vest (to the extent not previously vested) and be converted into the right of the holder to receive, as soon as reasonably practicable after the Effective Time, an amount in cash with respect to each of the Shares subject to the Company Option equal to the excess, if any, of the last reported sale price of a Share on Nasdaq (as defined in Section 5.1(h)) on the last day prior to the Effective Time on which Shares traded over the per Share exercise price of the Company Option, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 4.2(g). In the case of any Company Option that remained subject to performance goals as of the date of this Agreement, such performance goals shall be deemed to have been met such that the maximum number of Shares subject to the Company Option are earned and included in the payment pursuant to the prior sentence.

          (b)   Treatment of Company Awards.    At the Effective Time, each right of any kind, contingent or accrued, vested or unvested, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Benefit Plans (as defined in Section 5.8(a)), other than Company Options (the "Company Awards"), shall vest (to the extent not previously vested) and be converted into the right of the holder to receive, as soon as reasonably practicable after the Effective Time, the Per Share Merger Consideration with respect to each of the Shares subject to the Company Award, less applicable Taxes required to be withheld with respect to such payment pursuant to Section 4.2(g). In the case of any Company Award that remained subject to performance goals as of the date of this Agreement, such performance goals shall be deemed to have been met such that the maximum number of Shares subject to the Company Award are earned and included in the payment pursuant to the prior sentence.

          (c)   Treatment of ESPP.    The Company shall take all actions that are necessary (i) to cause the Company's Employee Stock Purchase Plan, as amended, and any other Company employee stock purchase plan (any such plans, the "ESPP") not to commence any new offering period to purchase Shares that would otherwise begin after the date of this Agreement, (ii) to provide that only participants in the ESPP as of the date of this Agreement may continue to participate in the ESPP for the remainder of the current offering period, (iii) to provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase Shares under the ESPP for the remainderof the current offering period, and (iv) to cause the ESPP to terminate effective as of the close of business on the day immediately prior to the Effective Time.

          (d)   Corporate Actions.    At or prior to the Effective Time, the Company, the board of directors of the Company (the "Company Board") and the compensation, nominating and corporate governance committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.3(a), 4.3(b) and 4.3(c).

        4.4.    Adjustments to Prevent Dilution.    In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be ratably adjusted.

ARTICLE V

Representations and Warranties of the Company

        Except as set forth in the Company Reports (as defined in Section 5.5(a)) filed with or furnished to the Securities and Exchange Commission (the "SEC") since the Applicable Date and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in any exhibits to or information incorporated by reference into the Company Reports, or in the corresponding sections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent, and that the mere inclusion of an item in such Company Disclosure Letter shall not be deemed an admission that such item is material or has had, would have, or would be reasonably likely to have a Material Adverse Effect (as defined below)), the Company hereby represents and warrants to Parent and Merger Sub that:

        5.1.    Organization, Good Standing and Qualification.     Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws (as defined in Section 5.9(a)) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company's certificate of incorporation and by-laws, as amended to the date of this Agreement.

        As used in this Agreement, the term (i) "Subsidiary" means, with respect to any Person, any other Person (x) which is a general partner of such Person or (y) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) "Material Adverse Effect" means any change, event, effect or development that, individually or in the aggregate with all other changes, events, effects or developments that exist on the date of determination, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole, except to the extent that such material adverse effect results from, or is attributable to, any of the following:

          (a)   any effects resulting from changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations;

          (b)   changes that are the result of factors generally affecting the pharmaceutical or biotechnology industries;

          (c)   any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or military actions, or any escalation or worsening of any such acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement, any epidemic, pandemic, hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any Person, or any other national or international calamity or crisis;

          (d)   the execution and delivery of this Agreement, the performance by any party hereto of its obligations hereunder, or the pendency or the announcement of the transactions contemplated by this Agreement (the "Transactions"), including any resulting loss of, or adverse change in, the relationships of the Company with its customers, employees or suppliers proximately caused thereby but excluding legal or contractual consequences of the Company's execution, delivery or performance of this Agreement;

          (e)   changes or proposed changes in United States generally accepted accounting principles or Laws, or to the official enforcement policies of relevant enforcement agencies or interpretation thereof;

          (f)    any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or foreign jurisdictions;

          (g)   any failure by the Company to meet any internal or published projections, guidance, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period, provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect unless any such underlying cause is otherwise specifically excluded (including by any other subsection of this definition);

          (h)   a decline in the price or trading volume of the common stock of the Company on the Nasdaq Stock Market ("Nasdaq"), provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Material Adverse Effect;

          (i)    any change in the credit ratings of the Company or any of its Subsidiaries, provided that the underlying causes of such change may be considered in determining whether there is a Material Adverse Effect unless any such underlying cause is otherwise specifically excluded (including by any other subsection of this definition);

          (j)    any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions;

          (k)   the results of any pre-clinical or clinical trial being conducted by any Person, or the publication or release of any pre-clinical or clinical data or results by any Person;

          (l)    the reporting by any Person of any adverse drug experience, event or reaction or any other pharmacovigilance information indicating that the products or product candidates of any Person have any toxicity, sensitivity reactions or are otherwise alleged to cause illness or injury of any kind or are adulterated or misbranded;

          (m)  determinations or actions by any Governmental Entity in the United States or any jurisdiction outside the United States, or any advisory or other panel or body empowered or appointed by or under the authority of the foregoing, in respect of any product or product candidates of any Person;

          (n)   the submission by any Person of a New Drug Application; supplemental New Drug Application or abbreviated New Drug Application;

          (o)   any action required to be taken pursuant to or in accordance with this Agreement (other than the obligation to operate in the ordinary course pursuant to Section 7.1), or taken at the written request of Parent or Merger Sub, or the failure to take any action that is prohibited by this Agreement; or

          (p)   any action or failure to act by Parent or any of its Affiliates in breach of any Contract between Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand;

except in the case of the foregoing clauses (a), (b) and (c) to the extent such effect or change is materially disproportionately adverse with respect to the Company as compared to other Persons of similar sizes engaged in the industries of the Company, and in the case of the foregoing clauses (k), (l), (m) and (n), provided that any such result, data, reporting or determination is not reasonably likely to result in a Black Box Label for the Company's commercially available product or a withdrawal from the market of the Company's commercially available product. "Black Box Label" means (i) the inclusion of a "black symbol" referred to in Article 23 of Regulation (EC) 726/2004, as amended, in the Summary of Product Characteristics and the package leaflet of the Product or (ii) the inclusion of a "boxed warning" (as defined in 21 CFR 201.57(c)(1)) in the product labeling.

        5.2.    Capital Structure.

          (a)   The authorized capital stock of the Company consists of (A) 150,000,000 Shares, of which 48,890,405 Shares were outstanding as of the close of business on July 26, 2013; and (B) 10,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of the close of business on July 26, 2013. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the close of business on July 29, 2013, other than 10,445,945 Shares reserved or available for issuance under the Company's 1998 Stock Plan, 2006 Equity Incentive Plan, 2012 Equity Incentive Plan and ESPP (collectively, the "Stock Plans"), and subject to the transactions contemplated by Section 7.13, the Company has no Shares reserved for issuance. Section 5.2(a) of the Company Disclosure Letter contains a correct and complete list of options, restricted stock units and all other Company Awards outstanding under the Stock Plans as of July 29, 2013, including the holder, date of grant, governing Stock Plan, term, number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a "Lien"). Except as set forth above and for any awards under the Stock Plans after the date of this Agreement, except for the rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 26, 2013, between the Company and American Stock Transfer & Trust Company, LLC (the "Rights Agreement"), and except for preferred stock issued pursuant to this Agreement there are, and as of the Closing Date there will be, no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, grant, sell, redeem or repurchase any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations of the Company or any of its Subsidiaries convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Except for preferred stock issued pursuant to this Agreement, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of Shares on any matter.

          (b)   Section 5.2(b) of the Company Disclosure Letter sets forth (x) each of the Company's Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company's or its Subsidiaries' capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

        5.3.    Corporate Authority; Approval and Fairness.

          (a)   The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders' meeting duly called and held for such purpose (the "Company Requisite Vote"). This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

          (b)   The Company Board has (A) determined that the terms of the Merger are fair to, and in the best interests of, the Company and holders of Shares, approved and declared advisable this Agreement, the Merger and the other Transactions and resolved, subject to Section 7.2 hereof, to recommend that the holders of Shares consummate the Merger and adopt this Agreement (such recommendation, the "Company Recommendation") and, as of the date hereof, none of such actions by the Company Board has been amended, rescinded or modified; and (B) received the opinions of its financial advisors, J.P. Morgan Chase & Co. and Centerview Partners LLC, to the effect that the Per Share Merger Consideration is fair, from a financial point of view, as of the date of such opinions, to such holders (other than Parent and its Subsidiaries) of Shares. It is understood and agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub; provided, however, the Company shall forward to Parent, solely for informational purposes, a copy of the written version of such opinions, promptly following the execution of this Agreement and in no event later than two (2) Business Days after the date of this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 6.8, the Company Board has taken all action so that Parent will not be an "interested stockholder" or prohibited from entering into or consummating a "business combination" with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Transactions in the manner and to ensure that Section 203 of the DGCL will not impose any additional procedural, voting, approval, fairness or other restrictions on the timely consummation of the Transactions or restrict, impair or delay the ability of (i) Parent or Merger Sub to engage in any of the Transactions with the Company or (ii) Parent or Merger Sub, subject to the other provisions of this Agreement, to vote or otherwise exercise all rights as a holder of Shares.

        5.4.    Governmental Filings; No Violations; Certain Contracts.

          (a)   Other than (i) the filings and/or notices pursuant to Section 1.3, (ii) compliance with applicable requirements under the HSR Act, (iii) compliance with applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") including the filing of the Proxy Statement, in connection with the Company Requisite Vote, and (iv) compliance with applicable rules and regulations of Nasdaq, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a "Governmental Entity"), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, the failure of which to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

          (b)   The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) a grant of rights to any third party under any Specified Contract or a creation of obligations for the Company or any of its Subsidiaries under any Specified Contract, in addition to those obligations of the Company or its Subsidiaries in effect on the date of this Agreement not otherwise terminable by the other party thereto without penalty upon 30 days' notice, (iii) a breach or violation of, a termination (or right of termination) or default pursuant to any Specified Contract (as defined in Section 5.10(a)(x)) not otherwise terminable by the other party thereto without penalty upon 30 days' notice or less, (iv) the creation of any Lien (other than Permitted Liens (as defined below)) on any assets of the Company or its Subsidiaries or (v) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 5.4(a) and Section 5.4(a) of the Company Disclosure Letter, a violation under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (ii), (iii), (iv) or (v) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (c)   As used in this Agreement, "Permitted Liens" means (i) Liens arising out of or resulting from Taxes, assessments or governmental charges or levies not yet due and payable or are being contested in good faith by appropriate proceedings, (ii) Liens resulting from a precautionary filing by a lessor with respect to a lease, (iii) Liens imposed by Law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings, (iv) purchase money security interests for the purchase or leasing of office equipment, computers, vehicles and other items of tangible personal property, (v) in the case of real property, zoning, building, subdivision, environmental, entitlement or other land use regulations, (vi) in the case of real property, easements, quasi-easements, encumbrances, licenses, covenants, rights-of-way, rights of re-entry or other restrictions and similar agreements, conditions or restrictions or Liens that would be shown by a current title report or other similar report or listing or by a current survey or physical inspection, and (vii) any other Liens which are not, individually or in the aggregate, reasonably likely to materially and adversely affect the Company and its Subsidiaries, taken as a whole.

        5.5.    Company Reports; Financial Statements.

          (a)   The Company has filed or furnished, as applicable, on a timely basis (taking into account all applicable extensions and grace periods), all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), since December 31, 2010 (the "Applicable Date") (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the "Company Reports"). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Knowledge of the Company, as of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to the Company Reports and none of the Company Reports is the subject of ongoing SEC review or investigation. No Company Subsidiary is required to file any form, report or other document with the SEC. The Company has made available to Parent all comment letters received from the SEC or the SEC staff from the Applicable Date to the date of this Agreement, and all responses thereto and shall promptly make available to Parent any such comment letters and responses dated after the date of this Agreement. Section 5.5 of the Company Disclosure Letter lists all effective registration statements filed by the Company on Form S-3 or Form S-8 or otherwise relying on Rule 415 under the Securities Act.

          (b)   The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

          (c)   The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company's auditors and the audit committee of the Company's Board (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and has identified for the Company's auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. Any matters described in (x) or (y) above are described in Section 5.5(c) of the Company Disclosure Letter. Any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company Report or in any form, report or document filed by the Company with the SEC since the Applicable Date has been so disclosed and the Company has taken reasonable steps to remediate each significant deficiency and material weakness previously so disclosed.

          (d)   Each of the consolidated balance sheets included in, or incorporated by reference into, the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of comprehensive income (loss), operations, stockholders' equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (except that unaudited statements may not contain notes and are subject to normal year-end audit adjustments that will not be material in amount or effect), in each case (i) in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and (ii) such consolidated financial statements, complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

          (e)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the holders of Shares or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, Delaware law and any other applicable Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein. The Company will include in their entirety, as well as a fair summary of the analysis underlying, the fairness opinions of J.P. Morgan Securities LLC and Centerview Partners LLP in the Proxy Statement, including any amendments thereof and supplements thereto.

        5.6.    Absence of Certain Changes.     Since December 31, 2012, other than in connection with the Transactions, the Company and its Subsidiaries (i) have conducted their respective businesses in the ordinary course of such businesses, and (ii) have not suffered a Material Adverse Effect and (iii) have not taken any action that would be prohibited by clauses (i), (ii), (iii), (iv), (v), (vii), (viii), (x), (xi), (xiii), (xiv), (xv), or (xvi) in the last sentence of Section 7.1(a) if taken after the date hereof.

        5.7.    Litigation and Liabilities.

          (a)   There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (collectively, "Proceedings") pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that are related solely to the Transactions (none of which were pending or, to the Knowledge of the Company, threatened as of the date hereof. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The term "Knowledge" when used in this Agreement shall mean the actual knowledge of the individuals listed on Section 5.7 of the Company Disclosure Letter (with respect to the Company) and Section 5.7 of the Parent Disclosure Letter (with respect to Parent and Merger Sub).

          (b)   Except (i) as disclosed in the consolidated audited balance sheet of the Company as of December 31, 2012 included in the audited financial statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Company Balance Sheet"), (ii) as disclosed in the consolidated unaudited balance sheet of the Company in the unaudited financial statements set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the "Company Quarterly Balance Sheet"), (iii) for liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet and for liabilities that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and the Company Subsidiaries do not have any liabilities required to be reflected or reserved against on or disclosed in the Company Balance Sheet or the Company Quarterly Balance Sheet that were not adequately reflected or reserved against on or disclosed in the Company Balance Sheet or the Company Quarterly Balance Sheet.

          (c)   The Company is not a party to, and does not have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Reports.

        5.8.    Employee Benefits.

          (a)   Section 5.8(a) of the Company Disclosure Letter sets forth a list of all material benefit and compensation plans, programs, policies, practices, contracts, agreements or arrangements covering current or former employees of the Company and its Subsidiaries (the "Employees"), individual consultants and individual independent contractors engaged directly by the Company and its Subsidiaries, and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive and bonus plans, insurance, medical, welfare, fringe or other benefits (other than workers' compensation, unemployment compensation and other government programs), whether written or unwritten (the "Benefit Plans"), other than Benefit Plans maintained by the Company or any of its Subsidiaries outside of the United States primarily for the benefit of Employees of the Company or any of its Subsidiaries working outside of the United States ("Non-U.S. Benefit Plans"). With respect to each Benefit Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) the Benefit Plan document, including any amendments thereto, or where the Benefit Plan has not been reduced to writing, a written summary of all material terms, (2) the most recently prepared actuarial report or financial statements, (3) the most recent summary plan description, and all material modifications thereto, and (4) the most recent Internal Revenue Service ("IRS") determination or opinion letter and, if a request for a determination letter is pending, a copy of such request, (5) any related trust agreements, custodial agreements, administrative services agreements, insurance contracts, and investment management agreements, and (6) any employee handbooks and similar summaries.

          (b)   All Benefit Plans, other than Non-U.S. Benefit Plans (collectively, "U.S. Benefit Plans"), have been maintained and administered in material compliance with their terms and the requirements of ERISA, the Code and other applicable Laws, except for such instances of noncompliance as are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Each Benefit Plan that is subject to ERISA (an "ERISA Plan") that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received and may rely upon a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion or advisory letter issued by the IRS, and, to the Knowledge of the Company, no event has occurred and there is no circumstance that could reasonably be expected to result in a loss of qualification under Section 401(a) of the Code for any such Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any Subsidiary to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

          (c)   (A) All outstanding Company Options and outstanding Company Awards have been granted under the Stock Plans, (B) all outstanding Company Options were granted with an exercise price not less than the fair market value of a Share on the date of grant and (C) the Stock Plans have been duly approved by the holders of Shares, including all amendments to the extent requiring stockholder approval under applicable law (including stock exchange requirements).

          (d)   Except as set forth in Section 5.8(d) of the Company Disclosure Letter, none of the Benefit Plans is subject to Section 412 of the Code or Title IV of ERISA, and, to the Knowledge of the Company, during the six years prior to the date of this Agreement none of the Company or its Subsidiaries or any other person that together with the Company or any of its Subsidiaries is or was treated as a single employer under Section 414(b) or (c) of the Code (each, an "ERISA Affiliate") has incurred any liability, and, as of the date of this Agreement, no circumstances exist which would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, under Title IV of ERISA (other than the payment of premiums in the ordinary course of business). Neither the Company nor any ERISA Affiliates have, or have ever had, any obligation to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

          (e)   Except as set forth in Section 5.8(e) of the Company Disclosure Letter, no Benefit Plan provides health, life or disability insurance, or other welfare benefits to any former employees of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any obligation to provide any such benefits to any current employee following retirement or other termination of employment, in each case except for group health plan continuation coverage to the extent required under Part 6 of Subtitle B of Title I of ERISA.

          (f)    As of the date of this Agreement, (A) there is no material litigation, claim or other controversy pending or, to the Knowledge of the Company, threatened in writing, relating to the Benefit Plans (other than routine claims for benefits in accordance with such Benefit Plan's claims procedures and that have not resulted in any pending or, to the Knowledge of the Company, threatened in writing litigation) and (B) there are no audits, inquiries or examinations pending or, to the Knowledge of the Company, threatened in writing by the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Benefit Plan. No Benefit Plan is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance or similar program.

          (g)   None of the execution of this Agreement, adoption of this Agreement by holders of Shares and the consummation of the Transactions will, either alone or in combination with any separation from service or other triggering event, (w) entitle any employee, consultant, independent contractor, officer or director of the Company or any of its Subsidiaries to severance pay or any increase in severance pay (other than severance pay required by any Law), (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the Transactions, Parent or the Surviving Corporation to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans that would, individually or in combination with any other such payment, constitute an "excess parachute payment" as defined in Section 280G(b)(1) of the Code, in each case (w), (x), (y) and (z), in a manner which would be material to the Company and its Subsidiaries taken as a whole.

          (h)   Except as set forth in Section 5.8(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has been or is a party to any agreement, contract, arrangement or plan that (i) as to any tax period commencing prior to the date hereof for which an income Tax Return has not been filed as of the date hereof, has resulted, or (ii) as to any subsequent tax period ending on or prior to the Effective Time would reasonably be expected to result in a loss of deduction for federal income tax purposes by reason of the deduction limit imposed by Section 162(m) of the Code in a manner which would be material to the Company and its Subsidiaries taken as a whole.

          (i)    The Company and each of its Subsidiaries has at all relevant times properly classified each provider of services to the Company and each of its Subsidiaries as an employee or independent contractor, as the case may be, for all purposes relating to each Benefit Plan for which such classification could be relevant, except as would not be material to the Company and its Subsidiaries taken as a whole.

          (j)    Each Benefit Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code has been (i) during the period commencing on January 1, 2005, in good faith operational compliance with Section 409A of the Code and the guidance and regulations promulgated thereunder, and (ii) since January 1, 2009, in material operational and documentary compliance with the requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder.

          (k)   All Non-U.S. Benefit Plans comply and have been maintained and administered in all material respects with applicable local law. All Non-U.S. Benefit Plans are listed on Section 5.8(k) of the Company Disclosure Letter. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Non-U.S. Benefit Plan.

        5.9.    Compliance with Laws; Licenses.

          (a)   Since the Applicable Date, the businesses of each of the Company and its Subsidiaries have been and are being conducted in compliance in all material respects with all federal, state, local and foreign laws, statutes and ordinances, common laws, and any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, "Laws"). Except with respect to regulatory matters covered by Section 7.4(e), no material investigation, review or enforcement action by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same.

          (b)   The Company and each of its Subsidiaries have obtained all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity ("Licenses") necessary to conduct its respective business as presently conducted in all material respects, including all such Licenses of the United States Food and Drug Administration (the "FDA") or any other applicable U.S. or foreign drug regulatory authority necessary to conduct its business as presently conducted in all material respects, and all of such Licenses (collectively, the "Regulatory Licenses") are in full force. There has not occurred any material revocation or termination of any Regulatory License, and no proceeding is pending or, to the Knowledge of the Company, threatened in writing to materially revoke, suspend, cancel, terminate or adversely modify any such Regulatory License.

          (c)   Neither the Company, its Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other person acting on behalf of the Company or any of its Subsidiaries has at any time since the Applicable Date, in any material respect, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the "OECD Convention"), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the "UK Bribery Act"), (iv) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a "Prohibited Payment"), (v) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

          (d)   Neither the Company nor any of its Subsidiaries has Knowledge of any actual or threatened material enforcement action by the FDA or any comparable agency or organization in another jurisdiction, and, since the Applicable Date, none has received notice of any pending or threatened material claim or investigation by the FDA or any comparable agency or organization in another jurisdiction, and the Company and its Subsidiaries have no Knowledge or reason to believe that any Governmental Entity is considering such action.

          (e)   Since the Applicable Date, all material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any comparable agency or organization in another jurisdiction have been so filed, maintained or furnished.

          (f)    Since the Applicable Date, the Company and its Subsidiaries have not received any material FDA Form 483, Warning Letter, untitled letter or other similar correspondence or notice from the FDA or any other similar foreign Governmental Entity alleging or asserting noncompliance with any applicable Laws or Regulatory Licenses.

          (g)   Since the Applicable Date, all studies, tests and preclinical and clinical trials being conducted by the Company or its Subsidiaries have been and are being conducted in material compliance with applicable experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Laws and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable. Since the Applicable Date, the Company and its Subsidiaries have not received any written notices, correspondence or other communication from any institutional review board, the FDA or any other similar foreign Governmental Entity, recommending or requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries. For the purposes of this Agreement, (i) "Good Clinical Practices" means the FDA's standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312 and (ii) "Good Laboratory Practices" means the FDA's standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

          (h)   Since the Applicable Date, to the Knowledge of the Company, the manufacture of products on behalf of the Company and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the FDA's current Good Manufacturing Practices. For the purposes of this Agreement, "Good Manufacturing Practices" means the current good manufacturing practices for drugs and finished pharmaceutical products contained in 21 C.F.R. Part 210 and 211 as in effect at the time of manufacture.

          (i)    Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, since the Applicable Date, the Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, "dear doctor" letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. As of the date hereof, the Company and its Subsidiaries have no Knowledge of any facts which would cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

          (j)    (i) The Company and its Subsidiaries are and at all times since the Applicable Date have been in material compliance with federal or state criminal or civil Laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), the Veterans Health Care Act of 1992, and any comparable state Laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program ("Program"); and (ii) there is no civil, criminal, administrative or other action, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the knowledge of the Company, overtly threatened against the Company or any Company Subsidiary which could reasonably result in its exclusion from participation in any Program or other third-party payment programs in which the Company or any Company Subsidiary participates.

          (k)   (i) Neither the Company nor any Company Subsidiary, and, to the Knowledge of the Company, none of their officers, employees or agents has, since the Applicable Date, committed any act, made any statement or failed to make any statement, in any material respect, that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud,

  Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in FDA's Compliance Policy Guide Sec. 120.100 (CPG 7150.09) (the "FDA Application Integrity Policy") and any amendments thereto; (ii) neither the Company nor any Company Subsidiary, and, to the knowledge of the Company, none of their officers, employees, agents or clinical investigators, is the subject of any pending or threatened investigation by FDA pursuant to the FDA Application Integrity Policy; and (iii) neither the Company, a Company Subsidiary nor, to the knowledge of the Company, any of their officers, employees, or agents has been convicted of any (x) debarment under 21 U.S.C. Section 335a or any similar Law or (y) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

          (l)    Except as disclosed in Section 5.9(l) of the Company Disclosure Letter (the "FCPA Matters"), neither the Company nor its Subsidiaries is subject, in any material respect, to any pending or, to the Knowledge of the Company, threatened in writing investigation, claim, or enforcement action by FDA, HHS-OIG or DOJ or any other similar foreign Governmental Entities pursuant to the Anti-Kickback Statute, the False Claims Act, the FDCA, including without limitation any equivalent or similar foreign Law. At Parent's request, the Company has provided a briefing on the FCPA Matters, including a summary of the material communications between the Company and the SEC and DOJ concerning the FCPA Matters.

        5.10.    Specified Contracts.

          (a)   Except for this Agreement, any Benefit Plans and any leases, licenses, contracts, notes, mortgages, indentures or other agreements (excluding any Benefit Plans, each, a "Contract") filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to any Contract:

              (i)  that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

             (ii)  containing covenants binding upon the Company or its Subsidiaries or Affiliates that restrict in any material respect the ability of the Company or any of its Subsidiaries or Affiliates (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete or engage in any business, therapeutic or geographic area or with any Person or which grant "most favored nation" status;

            (iii)  involving the payment or receipt by the Company or any of its Subsidiaries of amounts of more than $750,000 in the aggregate during the calendar year ended December 31, 2012, and which by its terms does not terminate or is not terminable without penalty by the Company or any of its Subsidiaries, as applicable, upon 90 days' or less prior notice;

            (iv)  that is between the Company or any of its Subsidiaries, on the one hand, and any of their respective directors or officers or any Person beneficially owning ten percent or more of the outstanding Shares, on the other hand;

             (v)  that is a partnership agreement or joint venture agreement;

            (vi)  that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $500,000;

           (vii)  pursuant to which (x) the Company or any of its Subsidiaries receives a material license under any Intellectual Property owned by a third party, or (y) the Company or any of its Subsidiaries grants a license to a third party under any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case, other than Contracts entered into in the ordinary course of business and Contracts with respect to Intellectual Property that is generally available on a commercial basis from third parties, including any Contracts providing for the license of software that is generally available on a commercial basis.

          (viii)  that involves a financial advisor or investment bank and provides for the payment of potential fees or rights of first refusal or similar rights to act in any capacity after the Effective Time;

            (ix)  including or involving a loan to a director or officer;

             (x)  providing for the payment or receipt by the Company or any of its Subsidiaries of milestone payments or royalties that the Company reasonably expects will exceed $500,000 in the twelve-month period immediately following the date of this Agreement, and which by its terms does not terminate or is not terminable without penalty by the Company or any of its Subsidiaries, as applicable, upon 90 days' or less prior notice;

            (xi)  that the Company reasonably expects will individually require aggregate expenditures by the Company and/or any of its Subsidiaries in the twelve month period immediately following the date of this Agreement of more than $750,000, and which by its terms does not terminate or is not terminable without penalty by the Company or any of its Subsidiaries, as applicable, upon 90 days' or less prior notice;

          (b)   Each such Contract described in clauses (i) through (xi) (but in any event excluding any Benefit Plans) is referred to herein as a "Specified Contract". For purposes of this Agreement, the term "Affiliate", when used with respect to any party, shall mean any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act and, with respect to any Specified Contract, also shall include any party captured by a broader definition in a Specified Contract.

          (c)   Each of the Specified Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, except for such failures to be valid and binding or to be in full force and effect as are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and the Company and its Subsidiaries (A) are not in default under any of them, nor (B) to the Knowledge of the Company, is any other party to any such Specified Contract in default thereunder, nor (C) does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except in each case (A)-(C), for such defaults or conditions as are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. True, unredacted and complete copies of all of the Specified Contracts have been made available to Parent (other than redactions of commercially sensitive information or contracts which by their terms the Company is not permitted to provide).

          (d)   Neither the Company nor any of its Subsidiaries is a party to any agreement obligating the Company to file a registration statement under the Securities Act, which filing has not yet been made or which obligation has not yet lapsed. No registration rights granted by the Company shall survive the consummation of the Merger.

        5.11.    Real Property.

          (a)   Neither the Company nor any of its Subsidiaries owns any real property.

          (b)   With respect to the material real property leased or subleased to the Company or its Subsidiaries, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the Transactions except in each case, for any such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

        5.12.    Takeover Statutes.     No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each, a "Takeover Statute") or any anti-takeover provision in the Company's certificate of incorporation or by-laws is applicable to the Company, the Shares, the Merger or the other Transactions.

        5.13.    Environmental Matters.

          (a)   To the Knowledge of the Company, the Company and its Subsidiaries: (i) are in substantial compliance with all applicable Environmental Laws and have not been notified of any material violation of any applicable Environmental Law; (ii) are not the subject of any pending written notice from any Governmental Entity alleging the material violation of any applicable Environmental Laws; (iii) are not currently subject to any court order, administrative order or decree arising under any Environmental Law; (iv) have not generated, used, handled, stored or disposed of any Hazardous Substances in material violation of any Environmental Law at any site owned or operated by, or premises leased by, the Company or any of its Subsidiaries during the period of the Company's or its Subsidiary's ownership, operation or lease; and (v) have not had any material "Release" (as defined in CERCLA (defined below)) of Hazardous Substances by the Company at any site owned or operated by, or premises leased by, the Company or any of its Subsidiaries except as permitted under applicable Environmental Laws.

          As used in this Agreement, (i) the term "Environmental Law" means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity relating to (A) the protection of the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect, and (ii) the term "Hazardous Substance" means any substance to the extent presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by products of petroleum.

          (b)   Neither the Company nor any of its Subsidiaries has received written notification that, and the Company has no Knowledge that, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company or any of its Subsidiaries is the subject of any Federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that, any action is necessary to respond to a Release or a threatened Release of any Hazardous Substance by the Company or any of its Subsidiaries. No site or premises owned, operated or leased by the Company or any of its Subsidiaries is listed, or to the Company's Knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or on any comparable state governmental lists. Neither the Company nor any of its Subsidiaries has received written notification of, and the Company has no Knowledge of, any potential material responsibility or liability of the Company or any Company Subsidiary pursuant to the provisions of (i) CERCLA, (ii) any similar Federal, state, local, foreign or other Environmental Law, or (iii) any order issued pursuant to the provisions of any such Environmental Law.

          (c)   The Company and its Subsidiaries have obtained all material permits required by Environmental Law necessary to enable them to conduct their respective businesses and are in compliance in all material respects with such permits. All such permits are in full force and effect and there are no pending (and, to the Company's Knowledge, no threatened) proceedings that seek the revocation, cancellation, suspension or any material adverse modification of any such permits.

        5.14.    Taxes.

          (a)   The Company and each of its Subsidiaries have timely and properly filed (or there have been timely and properly filed on their behalf) with appropriate Tax authorities all federal income Tax Returns and other material Tax Returns required to be filed by them on or prior to the date hereof (taking into account extensions) and such Tax Returns are, in all material respects, true, correct, and complete, and all amounts due and payable, whether or not shown on any Tax Return, have been duly and timely paid.

          (b)   The Company and each of its Subsidiaries file Tax Returns in all jurisdictions where they are required to so file, and no written claim has ever been made by any taxing authority in any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the any of the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

          (c)   There are no pending or threatened in writing, audits, claims, adjustments under Section 481 of the Code, proposals of deficiency, or judicial proceedings by any Tax authority with respect to Taxes of the Company or any of its Subsidiaries.

          (d)   There are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries, except for Permitted Liens.

          (e)   There are no outstanding waivers or extensions to the statutory period of limitations applicable to the assessment or collection of any Taxes against the Company or any of its Subsidiaries.

          (f)    The Company and its Subsidiaries have withheld all material Taxes required by Law to be withheld from the wages, salaries or other payments to (i) employees, independent contractors, creditors, stockholders of or consultants to the Company or any of its Subsidiaries and (ii) any other third party. Such withheld amounts were either duly paid to the appropriate Tax authority to the extent due and payable or, to the extent not due and payable, adequately reserved for on the Company balance sheet in accordance with generally accepted accounting principles.

          (g)   The Company and each of its Subsidiaries are not a party to or bound by, nor do they have any obligation under, any material Tax sharing agreement or similar contract or arrangement or other agreement under which the Company or any of its Subsidiaries may have a material liability for Taxes of a third party (other than such an agreement or contract exclusively between or among any of the Company and wholly owned direct or indirect subsidiaries of the Company and other than customary Tax indemnifications contained in credit agreements that do not principally relate to Tax). Neither the Company nor any of its Subsidiary has any material liability for the Taxes of any other person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise. The Company and its Subsidiaries have complied in all material respects with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

          (h)   Neither the Company nor any of its Subsidiaries has, within the past two years, distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Sections 355 or 361 of the Code.

          (i)    Since the Applicable Date, neither the Company nor any of its Subsidiaries has (i) changed any material method of Tax accounting, policies or practices of the Company or any of its Subsidiaries, except as required by regulations or guidelines or applicable Law or otherwise disclosed in a Tax Return, (ii) changed or amended any material Tax election of the Company or any its Subsidiaries, (iii) filed any amended federal income or material state income Tax Return or claim for refund of the Company or any of its Subsidiaries, or (iv) settled or compromised any material federal income or material state income Tax liability or refund of the Company or its Subsidiaries.

          (j)    Neither the Company nor any of its Subsidiaries has participated in any "reportable transactions" within the meaning of Treasury Regulations Section 1.6011-4 that have not previously been reported on a Tax Return.

          (k)   The Company has made available to Parent (i) true, complete and correct copies of federal income Tax Returns for the 2009, 2010, and 2011 taxable years, (ii) Code Section 382 or 383 studies and (iii) true and correct copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary filed or received by the Company or any Company Subsidiary since the Applicable Date.

          (l)    No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries that will have continuing effect after the Closing Date.

          (m)  Neither the Company nor any its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made on or prior to the Closing Date or (ii) prepaid amount received on or prior to the Closing Date except for amounts for which the Company has reserved an amount for or accounted for as a deferred tax liability.

        As used in this Agreement, (i) the term "Tax" (including, with correlative meaning, the term "Taxes") means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, unclaimed property or escheatment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, imposts, fees in the nature of taxes, levies or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refund, and information returns) required to be supplied, to a Tax authority relating to Taxes, including any attachments thereto and any amendments thereof.

        5.15.    Labor Matters.

          (a)   All employees of the Company and its Subsidiaries are employed on an "at will" basis. True and complete information in all material respects as to the name, current job title, date of hire/election, base salary, and bonus or incentive opportunity for 2013 of all current employees, directors and executive officers of the Company has been made available to Parent.

          (b)   Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) is currently in compliance in all material respects with all applicable Laws respecting labor and employment, including without limitation employment practices, terms and conditions of employment and wages and hours (ii) since January 1, 2012, has withheld all amounts required by Law to be withheld from the wages of employees, (iii) is not liable for any arrears of wages or other direct compensation for any services performed or amounts required to be reimbursed to any employees, consultants or independent contractors (other than payments to be made for recent past services in the next regularly scheduled pay cycle or in the ordinary course) or any taxes or any penalty for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation, social security or similar social insurance programs or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice), and (v) since January 1, 2013, has complied with the Worker Adjustment Retraining and Notification Act of 1988 and analogous state Laws.

          (c)   Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other contract with a labor union or labor organization and no such agreement or contract is being negotiated by the Company or any of its Subsidiaries. As of the date of this Agreement: (i) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any proceeding or investigation in respect of any employee, consultant or independent contractor concerning labor and employment, including without limitation unfair labor practices or discrimination complaints, or any proceeding that seeks to compel it to bargain with any labor union or labor organization; and (ii) there is no pending labor strike, dispute, walk-out, work stoppage, slow-down, lockout or union organizing involving the Company or any of its Subsidiaries, and to the Knowledge of the Company, none is threatened. Since January 1, 2013, neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

          (d)   As of the date of this Agreement, no employee of the Company or any of its Subsidiaries is represented by a labor union related to the employee's employment with the Company of any of its Subsidiaries.

        5.16.    Intellectual Property.

          (a)   Section 5.16 of the Company Disclosure Letter lists all material Intellectual Property owned by the Company or any of its Subsidiaries that is Registered (the "Registered Intellectual Property") and lists the owners of each item of Registered Intellectual Property.

          (b)   The Registered Intellectual Property (i) is subsisting and unexpired, and has not been abandoned, cancelled or otherwise terminated, (ii) is not subject to any Liens (other than Permitted Liens and non-exclusive licenses granted in the ordinary course of business) and (iii) is not subject to any outstanding order, judgment, decree or ruling enacted or adopted by a Governmental Entity, of which the Company or any of its Subsidiaries has received written notice, adversely affecting the validity, enforceability, or Company's or its Subsidiaries' ownership of, such Registered Intellectual Property, in each case (i)-(iii), other than for such exceptions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. To the Knowledge of the Company, no material Intellectual Property that is licensed from a third party is subject to any outstanding order, judgment, decree or ruling enacted or adopted by a Governmental Entity, of which the Company or any of its Subsidiaries has received written notice, adversely affecting the value, enforceability, or the Company's or its Subsidiaries' exclusive rights to, such Registered Intellectual Property, other than for such exceptions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (c)   The Company, or one or more of its Subsidiaries, owns or is authorized to use all Intellectual Property that is used in the operation of the businesses of the Company and its Subsidiaries as currently conducted, and the Surviving Corporation will own or be authorized to use all such Intellectual Property immediately following the transaction contemplated by this agreement, in each case, except for such failures to have such rights which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (d)   To the Knowledge of the Company, (A) the Company and its Subsidiaries have not infringed or otherwise violated any Intellectual Property of any third party during the three-year period immediately preceding the date of this Agreement, and (B) no third party is infringing or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries, except, in each case, for such exceptions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (e)   To the Knowledge of the Company, the Registered Intellectual Property listed in the FDA's list of "Approved Drug Products with Therapeutic Equivalence Evaluations," (the "Orange Book"), (i) contains claims which encompass composition of Dificid (fidaxomicin) and its approved indication, and (ii) is valid and enforceable, except for such failures to have such rights which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

          (f)    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets that are owned by the Company and any of its Subsidiaries.

          (g)   For purposes of this Agreement, the following terms have the following meanings:

        As used in this Agreement, (1) "Intellectual Property" means all: (i) trademarks, service marks, corporate names, trade names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for the foregoing and renewals thereof, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) patents (including utility and design patents) and applications therefor, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof; (iii) trade secrets, know-how and other proprietary confidential information protected by the Uniform Trade Secrets Act or similar legislation (collectively, "Trade Secrets"); and (iv) copyrights and any registrations and applications, and renewals, extensions, restorations and reversions thereof, and (2) "Registered" means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

        5.17.    Insurance.    All material insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect and, to the Knowledge of the Company, are valid and enforceable in accordance with their terms and all premiums due with respect to all such insurance policies have been paid, with such exceptions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in default in any material respect with respect to any provision contained in any such policy. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of cancellation or non-renewal of any such policy. As of the date of this Agreement, no coverage limits of insurance policies covering the Company or any of its Subsidiaries have been exhausted.

        5.18.    Rights Agreement.     The Company Board has taken all necessary action to render the Rights Agreement inapplicable to the Merger and the other Transactions.

        5.19.    Brokers and Finders.     Except for J.P. Morgan Securities LLC and Centerview Partners LLC, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company and there are no other financial advisors to whom any brokerage commissions, finders' fees, similar fees or commissions, or contingent fee arrangements are payable in connection herewith based on any agreement, arrangement or understanding with the Company, or any action taken by the Company. The Company previously has provided or made available to Parent a copy of the engagement letters with J.P. Morgan Securities LLC and Centerview Partners LLC and the fees set forth therein are the only fees payable to them.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

        Except as set forth in the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in any exhibits to or information incorporated by reference therein, or in the corresponding sections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the "Parent Disclosure Letter") (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent, and that the mere inclusion of an item in such Parent Disclosure Letter shall not be deemed an admission that such item is material or has had, would have, or would be reasonably likely to have a Parent Material Adverse Effect (as defined in Section 6.1)), Parent and Merger Sub each hereby represent and warrant to the Company that:

        6.1.    Organization, Good Standing and Qualification.     Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to prevent or materially impede or delay the ability of Parent and Merger Sub to consummate the Merger and the other Transactions (a "Parent Material Adverse Effect"). Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of Parent and Merger Sub, each as in effect on the date of this Agreement.

        6.2.    Corporate Authority.     The board of directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and no vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger and the other Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption the Parent covenants to effect immediately following the execution of this Agreement; and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        6.3.    Governmental Filings; No Violations; Etc.

          (a)   Other than (i) the filings and/or notices pursuant to Section 1.3, (ii) compliance with applicable requirements under the HSR Act, (iii) the filing of the Registration Statements (as defined in Section 7.4(b)) in connection with the CVRs and, if required by Law, the qualification of the CVR Agreement under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), (iv) compliance with applicable requirements of the Exchange Act and (v) compliance with applicable rules and regulations of Nasdaq, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

          (b)   The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (ii) a grant of rights to any third party under any Specified Contract or creation of obligations for, the Company or any of its Subsidiaries under any Specified Contract in addition to those obligations of the Company or its Subsidiaries in effect on the date of this Agreement not otherwise terminable by the other party thereto without penalty upon 30 days' notice, (iii) a breach or violation of, a termination (or right of termination) or default under, or the creation of any Lien (other than Permitted Liens) on any assets of Parent or Merger Sub or their respective Subsidiaries pursuant to any Contract of Parent, Merger Sub or their respective Subsidiaries or (iv) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other Transactions) compliance with the matters referred to in Section 6.3(a) and Section 6.3(a) of the Parent Disclosure Letter, a violation under any Law to which the Parent or Merger Sub or their respective Subsidiaries is subject, except, in the case of clause (ii) or (iii) above, for any breach, violation, termination, default, creation, acceleration or change that is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

        6.4.    Litigation and Liabilities.     There are no Proceedings pending or, to the Knowledge of Parent, Merger Sub, or their respective Subsidiaries, threatened in writing against Parent, Merger Sub or any of their Subsidiaries, except for those that are related solely to the Transactions (none of which were pending or, to the Knowledge of the Parent, threatened as of the date hereof) or otherwise individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect. None of Parent, Merger Sub or their respective Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

        6.5.    Available Funds.     At the Effective Time, Parent and Merger Sub will have available to them all funds necessary for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement.

        6.6.    Capitalization of Merger Sub.     The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions and has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

        6.7.    Information Supplied.     None of the information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the holders of Shares or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        6.8.    No Interested Stockholder.     None of Parent, Merger Sub or any of their "affiliates" or "associates" is, or has been within the last three years, an "interested stockholder" of the Company, in each case as those terms are defined in Section 203 of the DGCL.

        6.9.    Brokers and Finders.     Except for Morgan Stanley & Co. LLC, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their respective Subsidiaries and there are no other financial advisors to whom any brokerage commissions, finders' fees, similar fees or commissions, or contingent fee arrangements are payable in connection herewith based on any agreement, arrangement or understanding with Parent, Merger Sub or any of their respective Subsidiaries, or any action taken by Parent, Merger Sub or any of their respective Subsidiaries.

        6.10.    No Other Representations or Warranties.     Parent and Merger Sub each acknowledges and agrees that the only representations and warranties made by the Company or any of its Affiliates or representatives are the representations and warranties made in Article V. Parent and Merger Sub each acknowledges and agrees that none of the Company, any of its Subsidiaries or any of their respective representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company or its Affiliates furnished or made available to Parent or Merger Sub and its representatives except as expressly set forth in this Agreement, and none of the Company, its Subsidiaries or any other Person shall be subject to any liability to Parent or Merger Sub or any other Person resulting from the Company's making available to Parent or Merger Sub or Parent's or Merger Sub's use of such information, or any information, documents or material made available to Parent or Merger Sub in any due diligence materials provided to Parent or Merger Sub, except in the case of fraud.

        Without limiting the foregoing, in connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received, and may continue to receive, from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans and cost-related plans, with which Parent and Merger Sub are familiar, that, assuming the absence of fraud, Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that, in the absence of fraud, Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost related plans).

ARTICLE VII

Covenants

        7.1.    Interim Operations.

          (a)   The Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time, except (A) as required by applicable Law, (B) as otherwise contemplated, required or permitted by this Agreement, (C) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or

  (D) as set forth in Section 7.1 of the Company Disclosure Letter, from the date of this Agreement and prior to the Effective Time, the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business in all material respects consistent with past practice and it and its Subsidiaries shall use their respective commercially reasonable efforts to (i) preserve their business organizations intact, (ii) maintain existing relations with Governmental Entities, customers and suppliers, including Parent, (iii) notify Parent promptly (x) after receipt of any material communication from any Governmental Entity or inspections of any manufacturing, research and development or clinical trial site and before giving any material submission to a Governmental Entity and (y) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs, (iv) preserve intact and keep available the services of present employees, consultants, independent contractors and executive officers of the Company and its Subsidiaries, (v) keep in effect casualty, product liability, workers' compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement, (vi) preserve and protect all Registered Intellectual Property listed in the Orange Book with respect to Dificid (fidaxomicin), and (vii) preserve and protect the material Intellectual Property (other than the Registered Intellectual Property listed in the Orange Book) owned by the Company and its Subsidiaries, except in the case of clause (vii) in the ordinary course of business. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as required by applicable Law, (B) as otherwise required or expressly permitted by this Agreement, (C) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 7.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

              (i)  adopt or propose to adopt any change in its certificate of incorporation or by-laws or comparable governing instruments;

             (ii)  (A) adopt (x) a plan of merger or consolidation among the Company or any of its Subsidiaries and any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or (y) a partial or complete plan of dissolution, liquidation, consolidation, recapitalization, restructuring or other reorganization of the Company or its Subsidiaries; or (B) amend, alter, or terminate the Rights Agreement except at the Expiration Time (as defined therein) except as contemplated by Section 7.11(a);

            (iii)  split, combine, subdivide or reclassify any shares of capital stock of the Company;

            (iv)  redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding securities of the Company, except redemptions, purchases or acquisitions of Company securities pursuant to Stock Plans in the ordinary course of business consistent with past practice;

             (v)  acquire (x) or equity interests in any other Person with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions, or (y) any interest in real property, in each case, other than acquisitions required pursuant to Contracts in effect as of the date of this Agreement;

            (vi)  except as required pursuant to existing Contracts or Benefit Plans in effect as of the date of this Agreement, issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than in connection with the issuance or sales of Shares upon exercise or settlement of Company Options or Company Awards outstanding on the date of this Agreement or reserved for issuance under the Stock Plans;

           (vii)  create or incur any Lien (other than a Permitted Lien) material to the Company or any of its Subsidiaries not incurred in the ordinary course of business on any assets (other than Intellectual Property) of the Company or any of its Subsidiaries having a value in excess of $750,000, other than Liens in connection with any indebtedness for borrowed money incurred by the Company pursuant to clause (viii) below;

          (viii)  make any loans, advances, guarantees or capital contributions to, or investments in, any Person other than (A) to or among the Company or any direct or indirect wholly owned Subsidiary of the Company, or (B) any loan not in excess of $750,000 in the aggregate;

            (ix)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

             (x)  incur, assume or guarantee any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

            (xi)  except as set forth in capital budgets furnished to Parent prior to the date of this Agreement, make, authorize, incur or commit to incur any capital expenditure in excess of $750,000;

           (xii)  in each case below, other than in the ordinary course of business or advisable to facilitate the research and/or clinical operations of the Company in a commercially reasonable manner consistent with the Company's past practice, amend, modify or terminate any Specified Contract or enter into any contract that would have been a Specified Contract had it been entered into prior to the date of this Agreement;

          (xiii)  (A) make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles, the SEC or applicable Law; or (B) except as required by applicable law or GAAP, revalue in any material respect any of its assets, including writing off accounts or notes receivable, other than in the ordinary course of business consistent with past practice;

          (xiv)  settle or compromise any pending or threatened suit, action or claim, which (A) results in payments and commitments to make payments by the Company and its Subsidiaries in excess of $5 million in the aggregate, (B) arises out of the FCPA Matters, (C) would involve imposing material adverse restrictions on the business activities of the Company or any of its Subsidiaries, (D) would involve the issuance of Company securities, or (E) that constitutes Stockholder Litigation, which is addressed completely in Section 7.12;

           (xv)  make, change or amend any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change its annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any material Tax, file any amended material Tax Return, file any material Tax Return in a manner inconsistent with past practice, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

          (xvi)  transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights or businesses of the Company or its Subsidiaries, except (A) in connection with sales in the ordinary course of business consistent with past practice and sales of assets no longer used in the operation of the business, (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, or (C) any of the foregoing actions taken with respect to Intellectual Property, pursuant to Contracts in effect as of the date of this Agreement;

         (xvii)  except as required pursuant to existing Contracts or Benefit Plans in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) institute any material increase in any benefit provided under any Benefit Plan, other than in the ordinary course of business; (B) make any material increase in the compensation of any employee of the Company or any of its Subsidiaries, other than in the ordinary course of business; (C) establish, adopt or materially amend or terminate any material Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement (including, for the avoidance of doubt, any severance arrangement) that would be a material Benefit Plan if it were in existence as of the date of this Agreement, other than routine administrative amendments that do not materially increase the costs of maintaining such arrangements and renewals in the ordinary course of business; or (D) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization; provided that nothing in this Section 7.1 shall be construed to limit the authority of the Company to terminate officers or other employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or to hire officers or other employees to replace officers or other employees who left the Company after the date hereof or in fulfillment of open job requisitions on the date hereof, in each case with compensation, benefits and other terms of at-will employment that are reasonably appropriate in the context of which such officers or other employees were terminated or hired;

        (xviii)  except as required by applicable Law, convene any regular or special meeting (or any adjournment or postponement thereof) of holders of Shares other than the Stockholders Meeting;

          (xix)  enter into any written agreement, contract, commitment or arrangement to do any of the foregoing or authorize in writing any of the foregoing.

          (b)   Prior to the Effective Time, to the fullest extent permitted by applicable Law and the terms of the relevant 401(k) plan(s), the Company shall take all actions that may be necessary under the 401(k) plan of the Company and any 401(k) plans of the Company's Subsidiaries to terminate the 401(k) plan of the Company and any 401(k) plans of the Company's Subsidiaries as of no later than the day prior to the Effective Time. Immediately prior to such termination, the Company shall make (or cause to be made) all necessary payments to fund the contributions for elective deferrals and for employer matching contributions (if any) required pursuant to any such 401(k) plan for the period prior to termination.

          (c)   Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place the Company, Parent or Merger Sub in violation of any rule, regulation or policy of any Governmental Entity, including any applicable Law.

        7.2.    Acquisition Proposals.

          (a)   No Solicitation or Negotiation.    The Company agrees that, except as expressly permitted by this Section 7.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall instruct and shall use its best efforts to cause its and its Subsidiaries' employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents, or representatives, collectively, "Representatives") not to, directly or indirectly:

              (i)  initiate, knowingly facilitate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

             (ii)  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or make available any non-public information or data to any Person relating to the Company or any of its Subsidiaries relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, except to notify such Person of the existence of this Section 7.2.

          Notwithstanding anything in the foregoing to the contrary, prior to the date on which the Company Requisite Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made a written Acquisition Proposal providing for the acquisition of more than 50% of the assets (on a consolidated basis), or total voting power of the equity securities of the Company if, and only if, (i) the Company receives from the Person so requesting such information, an executed confidentiality agreement on terms not less restrictive to the other party in any material respect than those contained in the Confidentiality Agreement (as defined in Section 10.7) (it being understood that such confidentiality agreement need not contain any "standstill" provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal, but it may not restrict the Company from complying with this Section 7.2(a)) and (ii) the Company promptly (and in any event within thirty-six (36) hours of providing such information) discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; (B) engage in any discussions or negotiations with any Person who has made such an Acquisition Proposal, subject to the conditions contained in clause (A)(i)-(ii) above; or (C) ascertain facts from the party making such Acquisition Proposal for the purpose of informing the Company Board about the Acquisition Proposal and the party making such Acquisition Proposal, in each such case referred to in clause (A) or (B) above, if and only if the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company's directors under applicable Law.

          (b)   The Company will as promptly as reasonably practicable (and in any event within thirty-six (36) hours after receipt) notify Parent in writing of the receipt by the Company of (i) any Acquisition Proposal, or (ii) any inquiry or request for discussions or negotiations with respect to any Acquisition Proposal. The Company shall notify Parent, in writing, of any decision of the Company Board to enter into discussions or negotiations concerning any Acquisition Proposal or to disclose or furnish non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than thirty-six (36) hours after such determination was reached). The Company will (i) provide Parent with the identity of the Person making such Acquisition Proposal and keep Parent reasonably informed of the status and material terms of any such Acquisition Proposal and of any amendments thereto, (ii) promptly (and in any event within thirty-six (36) hours of receiving such information) provide Parent a copy of all written information provided by or on behalf of such Person or group in connection with any Acquisition Proposal or provided by or on behalf of the Company or its Representatives to such Person or group, to the extent not previously provided to Parent, and (iii) promptly (and in any event within thirty-six (36) hours of such determination) notify Parent of any determination by the Company Board that such Acquisition Proposal constitutes a Superior Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date hereof that would restrict the Company's ability to provide to Parent the information set forth in clauses (i) and (ii) above, and, if the Company is a party to any agreement as of the date hereof that would prohibit the Company from providing such information to Parent, prior to providing non-public information to, or engaging in discussions or negotiations with, the counterparty to such agreement, the Company will obtain approval from the counterparty to such agreement to allow the Company to provide such information to Parent.

          (c)   Definitions.    For purposes of this Agreement:

            "Acquisition Proposal" means (i) any bona fide proposal, offer or effort made by any Person with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, and (ii) any acquisition by any Person resulting in, or proposal, effort or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of the equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the Transactions.

            "Superior Proposal" means an Acquisition Proposal that would result in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board determines in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the holders of Shares from a financial point of view than the Transactions.

          (d)   No Change in Recommendation or Alternative Acquisition Agreement.    The Company Board, and each committee of the Company Board, shall not:

              (i)  (A) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation with respect to the Merger; (B) other than as set forth in clause (D) of this Section 7.2(d)(i), fail to reaffirm the Company Recommendation within ten (10) Business Days of a written request by Parent to do so or, if earlier, the later of two (2) Business Days prior to the Stockholders Meeting or five (5) Business Days after the public announcement of any Acquisition Proposal or other event material to the Company Recommendation; (C) approve, adopt, or recommend, or propose to approve, adopt, or recommend, any Acquisition Proposal; or (D) in the event of a tender offer or exchange offer for any outstanding Shares, fail to recommend against acceptance of such tender offer or exchange offer by the holders of Shares within ten

    (10) Business Days of the commencement thereof pursuant to Rule 14d-2 under the Exchange Act (any action described in clauses (A)-(D), a "Change of Recommendation"); or

             (ii)  approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(a) entered into in compliance with Section 7.2(a)) (an "Alternative Acquisition Agreement") relating to, or that would reasonably be expected to lead to, any Acquisition Proposal.

        Notwithstanding anything to the contrary set forth in this Agreement, (i) if (x) the Company receives an unsolicited written Acquisition Proposal, without any director or Section 16 officer of the Company having participated in a material breach of the Company's obligations contained in this Section 7.2, (y) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that such Acquisition Proposal constitutes a Superior Proposal and (z) the Company Board determines in good faith after consultation with its outside legal counsel that a failure to do so would be inconsistent with the directors' fiduciary duties under applicable Law, then, prior to the date on which the Company Requisite Vote is obtained, the Company Board may (A) effect a Change of Recommendation and/or (B) terminate this Agreement pursuant to Section 9.3(b) to cause the Company to enter into an Alternative Acquisition Agreement concerning the Superior Proposal; provided that the Company shall not terminate this Agreement pursuant to this sentence and any such purported termination shall be void and of no force or effect unless, in advance of or concurrently with such termination, the Company substantially simultaneously with such termination enters into an Alternative Acquisition Agreement concerning the Superior Proposal and (ii) nothing shall prohibit or restrict the Company or the Company Board, in circumstances not involving an Acquisition Proposal, from effecting a Change of Recommendation prior to the date on which the Company Requisite Vote is obtained if the Company Board determines in good faith after consultation with its outside legal counsel that a failure to do so would violate the fiduciary duties of the Company's directors under applicable Law; provided that the Company Board may not effect a Change of Recommendation pursuant to the foregoing clause (i), or terminate this Agreement pursuant to the foregoing clause (i) unless (A) the Company shall have provided prior written notice to Parent at least one hundred (100) hours in advance (the "Notice Period") of its intention to take such action with respect to such Superior Proposal pursuant to clause (i) or otherwise make a Change of Recommendation pursuant to clause (i), which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party marking such Superior Proposal) or the reasons for such Change of Recommendation in the absence of a Superior Proposal, as the case may be, (B) prior to effecting such Change of Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall direct its outside legal counsel and financial advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent the Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (C) following the Notice Period (and giving effect to any proposed adjustments to the terms of this Agreement) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor (in the case of clause (i) below) that (i) such Acquisition Proposal remains a Superior Proposal or (ii) the failure to make such Change of Recommendation would still be inconsistent with the directors' fiduciary duties under applicable Law. In the event of any amendment to the financial or other material terms of such Superior Proposal or material changes to the facts and circumstances necessitating such Change of Recommendation after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply again with the requirements of this Section 7.2(d) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice, except that the Company's advance written notice obligation shall be reduced to seventy-two (72) hours (rather than the one hundred (100) hours otherwise contemplated by this Section 7.2(d)) and the time the Company shall be permitted to effect a Change of Recommendation in connection with a Superior Proposal shall be reduced to the time that is seventy-two (72) hours after it has provided such written notice (rather than the time that is the one hundred (100) hours otherwise contemplated by this Section 7.2(d)).

          (e)   Certain Permitted Disclosure.    Nothing contained in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, (ii) making any disclosure to the holders of Shares if the Company Board determines in good faith, after consulting with the Company's outside legal counsel, that the failure of the Company Board to make such disclosure could be inconsistent with the directors' fiduciary duties under applicable Law or (iii) making disclosure to the holders of Shares of factual information regarding the business, financial condition or results of operations of the Company, Parent or Merger Sub, or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal (and no such disclosure set forth in (iii) above shall be deemed to be a Change of Recommendation); provided, however, that the Company Board shall not make a Change of Recommendation except in accordance with Section 7.2(d). For the sake of clarity, any such disclosure set forth in (i) and (ii) above that constitutes a Change of Recommendation under Section 7.2(d)(i) shall result in all of the consequences of a Change of Recommendation as set forth in this Agreement.

          (f)    Existing Discussions.    The Company agrees that it will, and it will take reasonable best efforts to cause its Representatives to, immediately cease any discussions or negotiations commenced prior to, or pending as of, the date hereof, with any parties with respect to any Acquisition Proposal or any proposal that could reasonably be expected to lead to, an Acquisition Proposal. The Company also agrees that it will request each Person that has executed a confidentiality agreement on or after February 27, 2013 in connection with its consideration of acquiring the Company to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

        7.3.    Stockholders Meeting.     As promptly as practicable following the date hereof, the Company shall take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to set the record date for, duly call, give notice of, convene and hold a special meeting of the holders of Shares (the "Stockholders Meeting") to consider and vote upon adoption of this Agreement (with the record date and meeting date set by the Company after consulting with Parent), and shall not postpone or adjourn the Stockholders Meeting unless the Company and Parent determine that it is necessary or advisable to do so in order to solicit additional proxies in order to obtain the Company Requisite Vote or to comply with applicable Law. The Company Board shall recommend such adoption (unless a Change of Recommendation shall have occurred). Parent and Merger Sub agree to cause all Shares beneficially owned by Parent or Merger Sub or any of their Affiliates to be present at the Stockholders Meeting and to be voted at the Stockholders Meeting in favor of adoption of this Agreement.

        7.4.    Filings; Other Actions; Notification.

          (a)   Proxy Statement.    As promptly as practicable and in any event no later than the later to occur of the 15th Business Day or the filing of the Registration Statements following the date hereof, the Company shall (i) prepare and file a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the "Proxy Statement") (ii) subject to Section 7.2, include in the Proxy Statement the Company Recommendation, (iii) furnish the information required to be provided to the holders of Shares pursuant to Delaware Law, the Exchange Act and any other applicable Laws and (iv) use its reasonable efforts to solicit from holders of all of the Shares proxies in favor of the adoption of this Agreement and the approval of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable Law and the Charter and By-Laws (if applicable) to effect the Merger; provided, that Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions, or changes thereto suggested by Parent, Merger Sub and their counsel. The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto, or for additional information, and shall provide to Parent, after Parent, Merger Sub and their counsel shall have had a reasonable opportunity to review and comment on the Proxy Statement and draft correspondence and due consideration has been given to such comments by the Company, copies of all correspondence between the Company and/or any of its Representatives and the SEC. The Company and Parent shall each use reasonable best efforts to promptly provide satisfactory responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and the Company shall cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff advises that it has no further comments thereon, or that the Company may commence mailing the Proxy Statement.

          (b)   CVR Agreement; Registration Statements; Listing of CVRs.

              (i)  At or prior to the Effective Time, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by the Parent and the Rights Agent.

             (ii)  As promptly as practicable and in any event within 20 Business Days following the date hereof, Parent shall prepare and file a registration statement relating to the CVRs under each of the Securities Act and the Exchange Act with the SEC (such registration statements, including any amendments or supplements thereto, the "Registration Statements"); provided, that the Company and its counsel shall be given a reasonable opportunity to review each Registration Statement before it is filed with the SEC and Parent and Merger Sub shall give due consideration to all reasonable additions, deletions, or changes thereto suggested by the Company and its counsel. Parent shall promptly notify the Company of the receipt of all comments of the SEC with respect to the Registration Statements and of any request by the SEC for any amendments or supplements thereto, or for additional information, and shall provide to the Company, after the Company and its counsel shall have had a reasonable opportunity to review and comment on the Registration Statements and draft correspondence and due consideration has been given to such comments by Parent, copies of all correspondence between Parent and Merger and/or any of their Representatives, one the one hand, and the SEC, on the other. The Company and Parent shall each use reasonable best efforts to promptly provide satisfactory responses to the SEC with respect to all comments received on the Registration Statements, and Parent and Merger Sub shall, as promptly as practicable after the date the SEC staff advises that it has no further comments thereon, cause the Registration Statements to be declared effective as promptly as practicable, and to have the CVR Agreement qualified under the Trust Indenture Act. Parent and Merger Sub shall cause the Registration Statements to remain effective as long as is necessary to consummate the Merger and the other Transactions and to comply with Parent's obligations under the CVR Agreement.

            (iii)  Parent shall advise the Company, promptly after it receives notice, after the time when the Registration Statements have been declared effective, of the issuance of any stop order or the suspension of the qualification of the CVRs. If, at any time prior to the Effective Time, any information relating to Parent or any of its Affiliates is discovered by Parent that is required to be set forth in an amendment or supplement to the Registration Statements so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company and to the extent required by law, Parent shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC.

            (iv)  As promptly as practicable after the date hereof, Parent shall prepare and submit to Nasdaq an application covering the CVRs and shall use its reasonable best efforts to cause the CVRs to be approved for listing (subject to notice of issuance) for trading on Nasdaq at or prior to the Effective Time, and, in the event such CVRs are not so approved as of the Effective Time, to continue to use reasonable best efforts, from and after the Effective Time, to obtain such listing approval until it is received.

          (c)   Cooperation.    Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws, to consummate and make effective the Merger and the other Transactions as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining as promptly as practicable all actions, waivers, consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity, in order to consummate the Merger or any of the other Transactions and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other Transactions (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

          (d)   Information.    The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other Transactions.

          (e)   Status.    Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other Transactions. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other party hereto in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

          (f)    Antitrust Matters.    Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 7.4, each of the

  Company (in the case of (i)-(iii)) and Parent (in all cases set forth below) agrees to take or cause to be taken the following actions:

              (i)  the prompt use of its reasonable best efforts to provide to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws ("Government Antitrust Entity") information and documents requested by any Government Antitrust Entity, including filing within ten (10) Business Days hereof a Notification and Report Form under the HSR Act and promptly after any such request, substantial compliance with any request for additional information and documentary material under the HSR Act;

             (ii)  the prompt use of its reasonable best efforts, subject to applicable Law relating to the exchange of information, to: (A) cooperate in all respects with each other in connection with any filing, submission, or oral presentation and in connection with any investigation initiated by a Government Antitrust Entity; (B) keep the other party and its counsel informed on a current basis of any communication received by such party from, or given by, any Government Antitrust Entity, in each case, regarding any of the Transactions; and (C) permit the other party and its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Government Antitrust Entity, and to the extent permitted by the Government Antitrust Entity, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences;

            (iii)  the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, in any proceeding that would make consummation of the Merger or the other Transactions in accordance with the terms of this Agreement unlawful, or that would prevent, enjoin or otherwise prohibit consummation of the Merger or the other Transactions, any and all steps (including the appeal thereof and the posting of a bond, but excluding the taking of the steps contemplated by clause (iv) of this paragraph) necessary to vacate, modify, reverse, suspend, eliminate or remove such actual injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and

            (iv)  the prompt taking of any and all actions (the sequencing of which shall lie in the reasonable discretion of Parent) necessary to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person or entity, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, any assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company, Parent or any of their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action should be necessary to (x) eliminate the actual issuance of any order, decree, decision, determination or judgment that would delay, prevent, enjoin or otherwise prohibit consummation of the Merger or the other Transactions by any Government Antitrust Entity or (y) cause the Closing to occur prior to April 30, 2014.

        Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this

Section 7.4(f) as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to the outside counsel regarding Antitrust Law of the recipient and will not be disclosed by outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 7.4(f), materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company.

        7.5.    Access and Reports.     Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent's officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose or permit access to any information, that in the reasonable judgment of the Company is reasonably likely to result in any violation of any Law or any Contract to which the Company or any of its Subsidiaries is a party, or cause any privilege (including attorney client privilege) that the Company or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information, or (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation or other proceeding, to disclose or permit access to any information that is reasonably pertinent to such litigation or other proceeding. All requests for information made pursuant to this Section 7.5 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

        7.6.    Stock Exchange Delisting.     Prior to the Effective Time, the Company shall cooperate with the Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act promptly after the Effective Time. Parent will use commercially reasonable efforts to cause the Surviving Corporation to file with the SEC (a) a Form 25 on the Closing Date and (b) a Form 15 on the first business day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the "Delisting Period"). If the Surviving Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least three (3) Business Days prior to the Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period ("Post-Closing SEC Reports"). The Post-Closing SEC Reports provided by the Company pursuant to this Section 7.6 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Laws.

        7.7.    Publicity.     The initial press release regarding the Transactions shall be a joint press release by the Company and Parent, and thereafter, so long as this Agreement is in effect, unless and until a Change of Recommendation has occurred, the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other Transactions, and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing, without prior consent of the other party, each party may disseminate material substantially similar to material included in a press release or other document previously approved for external distribution by the other parties. Each party agrees to promptly make available to the other parties copies of any written communications made without prior consultation with the other parties.

        7.8.    Employee Benefits.     (a) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, without limiting Section 7.8(c), Parent shall provide, or shall cause to be provided, with respect to each employee of the Company and its Subsidiaries as of immediately prior to the Effective Time who continues to be employed by the Surviving Corporation (each, a "Continuing Employee"), (i) base salary at a rate no less than the rate of the Continuing Employee's base salary on the date hereof and (ii) retirement, health, welfare and fringe benefits that are substantially comparable in the aggregate to the benefits provided to similarly situated Parent employees based on levels of responsibility.

          (b)   For purposes of vesting, accrual of severance, vacation and sick time benefits and eligibility to participate under the employee benefit plans, programs and policies of Parent and its Subsidiaries providing benefits to Continuing Employees after the Effective Time (including the Benefit Plans, to the extent applicable) (the "New Plans"), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to receive credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent will use reasonable best efforts to prevent any lapse in coverage, whether under such New Plan or a predecessor Benefit Plan, for such Continuing Employee and his or her covered dependents and to cause any waiting periods, evidence of insurability requirements, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents. Parent shall also use reasonable best efforts to cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Benefit Plan in which such Continuing Employee participated immediately before the Effective Time ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be recognized and credited under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

          (c)   As of and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and any successor thereto to take all actions necessary to expressly assume the Benefit Plans identified in Section 7.8(c) of the Company Disclosure Letter.

          (d)   The parties intend that this Merger will qualify as a "change in control" or "change of control" (or the equivalent) for purposes of the Benefit Plans identified in Section 7.8(d) of the Company Disclosure Letter.

          (e)   The provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA, or otherwise be treated as an amendment or modification of any Benefit Plan,

  New Plan or other benefit plan, agreement or arrangement, (ii) subject to Section 7.8(b), limit the right of Parent, the Company or their respective Subsidiaries to amend, terminate or otherwise modify any Benefit Plan, New Plan or other benefit plan, agreement or arrangement following the Effective Time or (iii) create any third-party beneficiary or other right in any Person, including any current or former employee of the Company or any Subsidiary of the Company, any participant in any Benefit Plan, New Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof).

        7.9.    Expenses.     Except for withholding, transfer or other similar Taxes and as provided in Section 9.5, whether or not Merger is consummated, all costs and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such expense.

        7.10.    Indemnification; Directors' and Officers' Insurance.     (a) From and after the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent that the Company would have been permitted to under applicable Law and its certificate of incorporation, by-laws, or indemnification agreements, in each case as in effect on the date hereof, indemnify and hold harmless, (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law and contemplated by the Company Charter, Company By-Laws, and indemnification agreements as in effect on the date hereof). Without limiting the preceding sentence, Parent shall also, to the fullest extent that Parent is permitted to under applicable Law, indemnify and hold harmless (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law), except for matters arising out of FCPA Matters; provided that, in the cases of the two preceding sentences, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is finally determined by a court of competent jurisdiction that such Person is not entitled to indemnification as described in applicable indemnification agreements), each person who was a director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) prior to the Effective Time (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Transactions, whether asserted or claimed prior to, at or after the Effective Time.

          (b)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof, and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elect not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them and reasonably satisfactory to Parent, and Parent or the Surviving Corporation shall advance all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one form of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, further, that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; provided, however, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

          (c)   Prior to the Effective Time, the Company shall (and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay for "tail" insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (collectively, "D&O Insurance"), with benefits and levels of coverage at least as favorable as the Company's existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies an annual premium amount in excess of 300% (the "Maximum Premium") of the annual premiums currently paid by the Company for such insurance. If the Company and the Surviving Corporation for any reason fail to obtain such "tail" insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to continue to, maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company's existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company's existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of the Maximum Premium; and, provided, further, that if the annual premiums of such insurance coverage exceed such Maximum Premium, the Surviving Corporation shall obtain a policy with the greatest coverage available, for a cost not exceeding such Maximum Premium.

          (d)   If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with, or merge into, any other corporation or entity, and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

          (e)   The provisions of this Section 7.10 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, each of whom is an intended third-party beneficiary of this Agreement. The obligations of Parent and Merger Sub under this Section 7.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 7.10 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification.

          (f)    The rights of the Indemnified Parties under this Section 7.10, shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

        7.11.    Other Actions by the Company.

          (a)   Rights.    Prior to the Effective Time, the Company Board shall take all necessary action to cause the Rights to cease to be outstanding as of the Effective Time and to terminate the Rights Agreement, effective immediately as of the Effective Time, without payment of any consideration in respect thereof, other than the redemption price of $0.01 per Right.

          (b)   Takeover Statutes.    If any Takeover Statute is, or may become applicable to, the Merger or the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

        7.12.    Notification of Certain Litigation.    The Company shall, as promptly as practicable under the circumstances, after it has notice of any of the following notify the Parent of actions, suits, claims, Governmental Investigations or proceedings instituted or threatened in writing against the Company or any of its directors, officers or Affiliates, including by any stockholder of the Company (by any stockholder and relating to this Agreement or the transactions contemplated hereby, the "Stockholder Litigation"), before any court or Governmental Entity, relating to or involving or otherwise affecting the Company, any Company Affiliates, or any Company Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. The Parent shall have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings under clause (iii) above, the Company shall consult with Parent regarding the defense of any such actions, suits, claims, investigations or proceedings, and the Company may not settle or compromise any Stockholder Litigation without the prior written consent of the Parent, not to be unreasonably withheld. The Company shall, taking into consideration the then existing circumstances, promptly notify Parent in the event that the Company or any of its Subsidiaries obtains Knowledge of any facts which would cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

        7.13.    Interim Financing.     Promptly following the date hereof, Parent and the Company shall take in good faith all reasonably necessary actions to implement, and shall implement, the terms regarding interim financing to the Company on the terms set forth on Exhibit C hereto.

ARTICLE VIII

Conditions

        8.1.    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

          (a)   Stockholder Approval.    This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote, and shall have been duly approved by the sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and by-laws of each such corporation.

          (b)   Litigation.    No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger or the other Transactions (collectively, an "Order").

          (c)   HSR Condition.    The applicable waiting period (and any extension thereof) under the HSR Act or under any similar foreign antitrust or competition law applicable to the Merger or the Transactions shall have expired or been terminated, or, where applicable, approval under such laws shall have been obtained (the "HSR Condition").

        8.2.    Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.     The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver in writing (where permissible) of each of the following conditions:

          (a)   (w) the representations and warranties of the Company set forth in (x) this Agreement, other than those set forth in Sections 5.1 (Organization, Good Standing and Qualification), 5.2 (Capital Structure), 5.3 (Corporate Authority; Approval and Fairness), clause (ii) of Section 5.6 (Absence of Certain Changes), 5.18 (Rights Agreement) and 5.19 (Brokers and Finders), shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects of the Closing Date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct as of such date or time), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to constitute, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); (x) the representations and warranties of the Company set forth in Sections 5.1 (Organization, Good Standing and Qualification), 5.3 (Corporate Authority; Approval and Fairness), 5.18 (Rights Agreement) and 5.19 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct in all material respects as of such date or time), it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (y) the representations and warranties of the Company set forth in Section 5.2 (Capital Structure) shall have been true and correct except for de minimis exceptions as of the date of this Agreement and shall be true and correct except for de minimis exceptions as of the Closing Date (other than those representations and warranties that speak only as to a particular date or time, which shall have been true and correct except for de minimis exceptions as of such date or time), it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (z) the representation and warranty set forth in clause (ii) of Section 5.6 (Absence of Certain Changes) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date;

          (b)   The Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants under this Agreement required to be performed at or prior to the Closing Date, provided, that if the Closing Date is after January 31, 2014, this condition shall be satisfied with respect to compliance with the covenants, obligations and agreements set forth in Section 7.1 (disregarding any materiality qualifiers set forth therein) if the Company shall have performed and complied with all obligations, agreements and covenants set forth in Section 7.1 after January 31, 2014 in a manner such that any noncompliance does not constitute, individually or the aggregate, a Material Adverse Effect;

          (c)   the Company shall have delivered to Parent a certificate signed by its Chief Executive Officer and Chief Financial Officer, dated the Closing Date, certifying as to the satisfaction by the Company of the conditions described in (a) and (b) above.

        8.3.    Conditions to the Obligations of the Company to Effect the Merger.     The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver in writing (where permissible) of each of the following conditions:

          (a)   the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate as of the date of this Agreement and, other than representations and warranties made as of a particular date (which shall have been accurate to the degree described below as of such date), as of the Closing Date as if made on and as of the Closing Date, except to the extent failure to be accurate, in the aggregate, would not impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger and the Transactions;

          (b)   Parent and Merger Sub shall have performed and complied with, in all material respects, its obligations, agreements and covenants under the Agreement required to be performed at or prior to the Closing Date; and

          (c)   Parent shall have delivered to the Company a certificate signed by an authorized officer of Parent, dated the Closing Date, certifying as to the satisfaction by Parent and Merger Sub of the conditions described in (a) and (b) above.

        8.4.    Failure of Conditions.     None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party's failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the Transactions.

ARTICLE IX

Termination

        9.1.    Termination by Mutual Consent.    This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by holders of Shares, by mutual written consent of the Company and Parent by action of their respective boards of directors.

        9.2.    Termination by Either Parent or the Company.    This Agreement may be terminated and the Transactions may be abandoned by action of the board of directors of either Parent or the Company, and upon delivery of written notice to the other party if (a) the Closing has not occurred by January 30, 2014 (as it may be extended as described below in this Section 9.2(a), the "Outside Date"); provided, however, that if Parent or the Company determines that additional time is necessary in order to satisfy the HSR Condition, the Outside Date may be extended by Parent or the Company to a date not beyond April 30, 2014; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party hereto that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to have occurred prior to the Outside Date, (b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the existence of such Order or (c) this Agreement shall not have been duly adopted by holders of Shares constituting the Company Requisite Vote at the Stockholders Meeting or any adjournment or postponement thereof.

        9.3.    Termination by the Company.    This Agreement may be terminated by the Company and the Transactions may be abandoned upon delivery of written notice to Parent:

          (a)   at any time prior to the Closing if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, which breach or failure to perform has had, or would reasonably be expected to have, a Parent Material Adverse Effect and is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the Outside Date; or

          (b)   at any time prior to the Stockholders Meeting if the Company has received a Superior Proposal, which, after giving effect to all of the adjustments that may be offered by Parent, the Company Board determines in good faith (after consultation with its financial advisors) that such Superior Proposal continues to constitute a Superior Proposal, provided that the Company shall not have violated or breached any of its obligations under Section 7.2.

        9.4.    Termination by Parent.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent upon delivery of written notice to the Company if (a) the Company Board shall have made a Change of Recommendation, (b) the Company Board shall have failed to reaffirm the Company Recommendation within ten (10) Business Days after receipt of any written request to do so from Parent or, if earlier, the later of two (2) Business Days prior to the Stockholders Meeting or five (5) Business Days after the public announcement of any Acquisition Proposal or other event material to the Company Recommendation, or (c) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, which breach or failure to perform will cause any condition to Closing not to be satisfied and is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the Outside Date.

        9.5.    Effect of Termination and Abandonment.    (a) Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that: (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from fraud or any willful material breach of this Agreement; (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement; and (iii) no termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement.

          (b)   In the event that:

              (i)  this Agreement is terminated by Parent pursuant to Section 9.4(a) (Change of Recommendation) or 9.4(b) (Failure to Reaffirm);

             (ii)  (x) before obtaining the Company Requisite Vote, this Agreement is terminated (A) by Parent or the Company pursuant to Section 9.2(c) (Failure to Obtain Company Requisite Vote) or (B) by Parent pursuant to Section 9.4(c) (Company Breach), (y) any Person shall have made an Acquisition Proposal after the date of this Agreement but prior to such termination and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination and (z) within 12 months of such termination, the Company shall have consummated a transaction contemplated by any Acquisition Proposal (substituting in both instances "50%" for "15%" in the definition of "Acquisition Proposal"); or

            (iii)  this Agreement is terminated by the Company pursuant to Section 9.3(b) (Superior Proposal);

  then the Company shall (A) in the case of clause (i) of this Section 9.5(b), no later than five Business Days after the date of such termination, (B) in the case of clause (ii) of this Section 9.5(b), on or prior to the date on which the Company consummates the Acquisition Proposal referred to in subclause (ii)(z) of this Section 9.5(b), and (C) in the case of clause (iii) of this Section 9.5(b), prior to or concurrently with, and as a condition to, such termination, pay Parent a fee of $18,000,000 (the "Termination Fee").

          (c)   If Parent receives and accepts the Termination Fee pursuant to Section 9.5(b) (and the Company shall offer the Parent an opportunity to decline to accept the Termination Fee), Parent's receipt of the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Representatives for any and all losses and damages suffered in connection with this Agreement or the Transactions or as a result of the failure of the Transactions to be consummated, provided that in the event Parent and Merger Sub fails to deliver written notice to the Company accepting the Termination Fee within five Business Days of the date that the Company delivers written notice to Parent and Merger Sub of their opportunity to accept the Termination Fee, Parent and Merger Sub shall not be entitled to receive the Termination Fee, and in such case, Parent's and Merger Sub's sole remedy against the Company and its Representatives shall be damages from the Company for any loss suffered as a direct result of any breach of this Agreement by the Company. The Company acknowledges that the agreements contained in Section 9.5(b) are an integral part of the Transactions, and that without these agreements, Parent and Merger Sub would not enter into this Agreement. Payment of the Termination Fee, as the case may be, shall be made by wire transfer of immediately available funds if Parent shall have furnished to the Company appropriate wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check. In no event shall the Company be required to pay the Termination Fee more than once. If the Company fails to promptly make any payment required under this Section, and Parent commences a suit to collect such payment that results in a judgment against the Company for the fee set forth in Section 9.5(b), the Company shall indemnify Parent for its fees and expenses (including reasonable attorneys' fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Bank of America (or its successors or assigns) in effect on the date the payment was payable pursuant to this Section 9.5(b).

ARTICLE X

Miscellaneous and General

        10.1.    Survival.     This Article X and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 7.4(b)(iv) (CVR Agreement; Registration Statements; Listing of CVRs) 7.8 (Employee Benefits), 7.9 (Expenses) and 7.10 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.9 (Expenses) and Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

        10.2.    Modification or Amendment.     Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

        10.3.    Waiver of Conditions.     The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party, in whole or in part, to the extent permitted by applicable Laws.

        10.4.    Counterparts.     This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission (such as via portable document format (.pdf)) shall be as effective as delivery of a manually executed counterpart.

        10.5.    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.     (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts, or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts; the parties hereto irrevocably agree that all claims relating to such action, proceeding or Transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties, and to the extent permitted by law, over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

          (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

          (c)   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (and, more specifically, that irreparable damage would likewise occur if any of the Transactions were not consummated and the Company's stockholders did not receive the aggregate consideration payable to them in accordance with the terms and subject to the conditions of this Agreement). It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically, the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (including the obligation of the parties hereto to consummate the Transactions and the obligation of Parent and Merger Sub to pay, and the right of holders of Shares to receive, the aggregate consideration payable to them pursuant to the Transactions, in each case in accordance with the terms and subject to the conditions of this Agreement), this being in addition to any other remedy to which such party is entitled at law or in equity.

          (d)   Each of Parent and Merger Sub agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the Company has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, shall not be required to provide any bond or other security in connection with any such order or injunction. To the extent any party hereto brings an action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

        10.6.    Notices.     Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier (such as Federal Express):

  If to Parent or Merger Sub:

  Cubist Pharmaceuticals, Inc.
  65 Hayden Avenue
  Lexington, Massachusetts 02421
  fax: (781) 860-1407
  Attention: Chief Executive Officer
                    Chief Legal Officer

  with a copy to:

  Ropes & Gray LLP
  Prudential Tower
  800 Boylston Street
  Boston, Massachusetts 02199
  fax: (617) 951-7050
  Attention: Chief Executive Officer
                    Chief Legal Officer

  If to the Company:

  Optimer Pharmaceuticals, Inc,
  101 Hudson Street, Jersey City, NJ 07302
  fax: (201) 333-8870
  Attention: General Counsel

  with a copy to:

  Sullivan & Cromwell LLP,
  125 Broad Street, New York, NY 10004
  fax: (212) 558-3588
  Attention: Francis J. Aquila
                    George Sampas

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above, shall be deemed given to the receiving party upon actual receipt if delivered personally, three Business Days after deposit in the mail if sent by registered or certified mail, upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

        10.7.    Entire Agreement.     This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement, dated April 15, 2013, between Parent and the Company (the "Confidentiality Agreement") constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

        10.8.    No Third-Party Beneficiaries.     Except for: (a) following the Effective Time, the right of holders of Shares to receive the aggregate consideration payable pursuant to Article IV of this Agreement, (b) the right of the Company on behalf of holders of Shares to recover damages (which damages shall be determined based on the loss of the economic benefits of the Transactions to the holders of Shares) in the event of Parent's or Merger Sub's breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby acknowledged and agreed by Parent and Merger Sub and (c) the right of the Indemnified Parties to enforce the provisions of Section 7.10 (Indemnification; Directors' and Officers' Insurance), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto, any rights or remedies hereunder, including without limitation, the right to rely upon the representations and warranties set forth herein. The third-party beneficiary rights referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of holders of Shares as their agent) through actions approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a holder of Shares or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

        10.9.    Obligations of Parent.     Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements or obligations hereunder.

        10.10.    Definitions.     Each of the terms set forth in Annex B are defined in the Section of this Agreement set forth opposite such term.

        10.11.    Severability.     The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

        10.12.    Interpretation; Construction.

          (a)   The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Annex or Exhibit, such reference shall be to an Article, or Section of, or Annex or Exhibit to, this Agreement unless otherwise indicated. The terms "include," "includes" or "including" are not intended to be limiting and shall be deemed to be followed by the words "without limitation" or words of like import. The use of the masculine, feminine or neuter gender, or the singular or plural form of words used herein (including defined terms) shall not limit any provision of this Agreement. Reference herein to a particular Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable contract. Reference to a particular contract (including this Agreement), document or instrument means such contract, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. Reference herein to "made available" (or words of similar import) in respect of information made available (or words of similar import) by the Company mean any information made available to Parent (including any information made available prior to the date hereof in the virtual data room maintained by the Company). Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time. The terms "cash," "dollars" and "$" mean United States Dollars. The use of the terms "hereunder," "hereof," "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Annex or Exhibit to, this Agreement.

          (b)   The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

          (c)   Each party hereto has or may have set forth information in its respective disclosure letter (each, a "Disclosure Letter") in a section thereof that corresponds to the section of this Agreement to which it relates. The mere inclusion of any item in any section or subsection of any party's Disclosure Letter as an exception to any representation or warranty or otherwise, shall not be deemed to constitute an admission by the applicable party, or to otherwise imply, that any such item has, had, or is reasonably likely to have a Company Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of a party's Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Such additional matters are set forth for informational purposes only, and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by this Agreement, and disclosure of such additional matters shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations hereunder. Headings inserted in the sections or subsections of any party's Disclosure Letter are for convenience of reference only, and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

        10.13    Assignment.     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto. Any purported assignment in violation of this Agreement shall be null and void.

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

OPTIMER PHARMACEUTICALS, INC.
By:	/s/ HENRY A. MCKINNELL
	Name:	Henry A. MicKinnell
	Title:	Chief Executive Officer
CUBIST PHARMACEUTICALS, INC.
By:	/s/ MICHAEL W. BONNEY
	Name:	Michael W. Bonney
	Title:	Chief Executive Officer
PDRS CORPORATION
By:	/s/ MICHAEL W. BONNEY
	Name:	Michael W. Bonney
	Title:	President

ANNEX A

DEFINED TERMS

Terms	Section
Acquisition Proposal	7.2(c)
Affiliate	5.10(a)(x)
Agreement	Preamble
Alternative Acquisition Agreement	7.2(d)(ii)
Applicable Date	5.5(a)
Bankruptcy and Equity Exception	5.3(a)
Benefit Plans	5.8(a)
Black Box Label	5.1(o)
Business Day	1.2
By-Laws	2.2
CERCLA	5.13(b)
Certificate	4.1(a)
Change of Recommendation	7.2(d)(i)
Charter	2.1
Closing	1.2
Closing Amount	4.1(a)
Closing Date	1.2
Code	4.2(g)
Company	Preamble
Company Awards	4.3(b)
Company Balance Sheet	5.7(b)
Company Board	4.3(d)
Company Disclosure Letter	Article V
Company Option	4.3(a)
Company Quarterly Balance Sheet	5.7(b)
Company Recommendation	5.3(b)
Company Reports	5.5(a)
Company Requisite Vote	5.3(a)
Confidentiality Agreement	10.7
Continuing Employee	7.8
Contract	5.10(a)
CVR	4.1(a)
CVR Agreement	4.1(a)
CVR Certificate	4.1(a)
D&O Insurance	7.10(c)
Delaware Certificate of Merger	1.3
DGCL	1.1

A-1

Terms	Section
Disclosure Letter	10.13(c)
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Employees	5.8(a)
Environmental Law	5.13(a)
ERISA	5.8(a)
ERISA Affiliate	5.8(d)
ERISA Plan	5.8(b)
ESPP	4.3(c)
Exchange Act	5.4(a)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
FCPA	5.9(c)
FCPA Matters	5.9(l)
FDA	5.9(b)
FDA Application Integrity Policy	5.9(k)
Government Antitrust Entity	7.4(f)(i)
Governmental Entity	5.4(a)
Hazardous Substance	5.13(a)
HSR Act	5.2(b)
HSR Condition	8.1(c)
Indemnified Parties	7.10(a)
Intellectual Property	5.16(h)
Interim Payment	7.13
IRS	5.8(a)
Knowledge	5.7(a)
Laws	5.9(a)
Licenses	5.9(b)
Lien	5.2(a)
Material Adverse Effect	5.1
Maximum Premium	7.10(c)
Merger	Recitals
Merger Sub	Preamble
Nasdaq	5.1(h)
New Plans	7.8(b)
Non-U.S. Benefit Plans	5.8(a)
OECD Convention	5.9(c)
Order	8.1(b)
Outside Date	9.2
Parent	Preamble
Parent Disclosure Letter	Article VI

A-2

Terms	Section
Parent Material Adverse Effect	6.1
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Permitted Liens	5.4(c)
Person	4.2(d)
Proceedings	5.7(a)
Program	5.9(j)
Prohibited Payment	5.9(c)
Proxy Statement	7.4(a)
Registered	5.16
Registered Intellectual Property	5.16(a)
Registration Statements	7.4(b)(ii)
Regulatory Licenses	5.9(b)
Release	5.13(a)
Representatives	7.2(a)
Rights	5.2(a)
Rights Agent	4.1(a)
Rights Agreement	5.2(a)
SEC	Article V
Securities Act	5.5(a)
Share	4.1(a)
Shares	4.1(a)
Specified Contract	5.10(a)(x)
Stock Plans	5.2(a)
Stockholder Litigation	7.12
Stockholders Meeting	7.3
Subsidiary	5.1
Superior Proposal	7.2(c)
Surviving Corporation	1.1
Takeover Statute	5.12
Tax	5.14
Tax Return	5.14
Taxes	5.14
Termination Fee	9.5(b)
Trade Secrets	5.16
Transactions	5.1(d)
Trust Indenture Act	6.3(a)
U.S. Benefit Plans	5.8(b)
UK Bribery Act	5.9(c)

A-3

EXHIBIT A

STATE of DELAWARE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

OPTIMER PHARMACEUTICALS, INC.

        1.    Name.     The name of this corporation is Optimer Pharmaceuticals, Inc.

        2.    Registered Office and Agent.     The registered office of this corporation in the State of Delaware is located at 1209 Orange Street in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

        3.    Purpose.     The purpose for which this corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

        4.    Stock.     The total number of shares of stock that this corporation shall have authority to issue is one hundred (100) shares of Common Stock, $0.01 par value per share. Each share of Common Stock shall be entitled to one vote.

        5.    Change in Number of Shares Authorized.     Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

        6.    Election of Directors.     The election of directors need not be by written ballot unless the by-laws shall so require.

        7.    Authority of Directors.     In furtherance and not in limitation of the power conferred upon the board of directors by law, the board of directors shall have power to make, adopt, alter, amend and repeal from time to time by-laws of this corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal by-laws made by the board of directors.

        8.    Liability of Directors.     To the fullest extent permitted by the General Corporation Law of the State of Delaware, as its presently exists or may hereafter be amended from time to time, a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment or repeal of this paragraph 8 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        9.    Indemnification.     This corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person (i) as required by law,

(ii) if the Proceeding was authorized by the board of directors, or (iii) in accordance with the by-laws of this corporation.

        The corporation shall have the power to indemnify, except to the extent not permitted under the General Corporation Law of the State of Delaware, as in effect at the time liability for such indemnification is determined, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

        Neither any amendment nor repeal of this paragraph 9, nor the adoption of any provision of this corporation's certificate of incorporation inconsistent with this paragraph 9, shall eliminate or reduce the effect of this paragraph 9 in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this paragraph 9, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

        10.    Records.     The books of this corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the board of directors or in the by-laws of this corporation.

        11.    Meeting of Stockholders of Certain Classes.     If at any time this corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

        12.    Renunciation of Business Opportunities Doctrine.     To the maximum extent permitted from time to time under the law of the State of Delaware, this corporation renounces any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of this corporation. No amendment or repeal of this paragraph 12 shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any share of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this paragraph 12. As used herein, "Person" shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust association or any other entity.

2

        IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been subscribed to this [    •    ] day of August, 2013 by the undersigned who affirms that the statements made herein are true and correct.

/s/ [•] [•]

EXHIBIT B

AMENDED AND RESTATED BY-LAWS

OF

OPTIMER PHARMACEUTICALS, INC.

Section 1. LAW, CERTIFICATE OF INCORPORATION AND BY-LAWS

        1.1.  These by-laws are subject to the certificate of incorporation of the corporation. In these by-laws, references to law, the certificate of incorporation and by-laws mean the law, the provisions of the certificate of incorporation and the by-laws as from time to time in effect.

Section 2. STOCKHOLDERS

        2.1.    Annual Meeting.     The annual meeting of stockholders for the election of directors and the transaction of other business shall be held on such date and at such place as may be designated by the board of directors. At each annual meeting the stockholders entitled to vote shall elect a board of directors and may transact such other proper business as may come before the meeting.

        2.2.    Special Meetings.     A special meeting of the stockholders may be called at any time by the chairman of the board, if any, the president or the board of directors. A special meeting of the stockholders shall be called by the secretary, or in the case of the death, absence, incapacity or refusal of the secretary, by an assistant secretary or some other officer, upon application of a majority of the directors. Any such application shall state the purpose or purposes of the proposed meeting. Any such call shall state the place, date, hour and purposes of the meeting.

        2.3.    Place of Meeting.     All meetings of the stockholders for the election of directors or for any other purpose shall be held at such place within or without the State of Delaware as may be determined from time to time by the chairman of the board, if any, the president or the board of directors. Any adjourned session of any meeting of the stockholders shall be held at the place designated in the vote of adjournment.

        2.4.    Notice of Meetings.     Except as otherwise provided by law, a written notice of each meeting of stockholders stating the place, day and hour thereof and, in the case of a special meeting, the purposes for which the meeting is called, shall be given not less then one nor more than sixty days before the meeting, to each stockholder entitled to vote thereat, and to each stockholder who, by law, by the certificate of incorporation or by these by-laws, is entitled to notice, by leaving such notice with him or at his residence or usual place of business, by depositing it in the United States mail, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation, or by sending it to him via email or facsimile at his residence or usual place of business. Such notice shall be given by the secretary, or by an officer or person designated by the board of directors, or in the case of a special meeting by the officer calling the meeting. As to any adjourned session of any meeting of stockholders, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment was taken except that if the adjournment is for more than thirty days or if after the adjournment a new record date is set for the adjourned session, notice of any such adjourned session of the meeting shall be given in the manner heretofore described. No notice of any meeting of stockholders or any adjourned session thereof need be given to a stockholder if a written waiver of notice, or a waiver by electronic transmissions by such stockholder, executed before or after the meeting or such adjourned session by such stockholder, is filed with the records of the meeting or if the stockholder attends such meeting without objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders or any adjourned session thereof need be specified in any written waiver of notice.

        2.5.    Quorum of Stockholders.     At any meeting of the stockholders a quorum as to any matter shall consist of a majority of the votes entitled to be cast on the matter, except where a larger quorum is required by law, by the certificate of incorporation or by these by-laws. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present. If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

        2.6.    Action by Vote.     When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these by-laws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

        2.7.    Action without Meetings.     Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or electronic transmission, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware by hand, electronic delivery, or certified or registered mail, return receipt requested, to its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Each such written consent shall bear the date of signature of each stockholder who signs the consent. No written or electronic consent shall be effective to take the corporate action referred to therein unless written or electronic consents signed by a number of stockholders sufficient to take such action are delivered to the corporation in the manner specified in this paragraph within sixty days of the earliest dated consent so delivered.

        If action is taken by consent of stockholders and in accordance with the foregoing, there shall be filed with the records of the meetings of stockholders the writing or writings comprising such consent.

        If action is taken by less than unanimous consent of stockholders, prompt notice of the taking of such action without a meeting shall be given to those who have not consented in writing and a certificate signed and attested to by the secretary that such notice was given shall be filed with the records of the meetings of stockholders.

        In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the General Corporation Law of the State of Delaware, if such action had been voted upon by the stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning a vote of stockholders, that written consent has been given under Section 228 of said General Corporation Law and that written notice has been given as provided in such Section 228.

        2.8.    Proxy Representation.     Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may but need not be

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limited to specified action; provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

        2.9.    Inspectors.     The directors or the person presiding at the meeting may, and shall if required by applicable law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

        2.10.    List of Stockholders.     The secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his name. The stock ledger shall be the only evidence as to who are stockholders entitled to examine such list or to vote in person or by proxy at such meeting.

Section 3. BOARD OF DIRECTORS

        3.1.    Number.     The corporation shall have one or more directors, the number of directors to be determined from time to time by vote of a majority of the directors then in office. Except in connection with the election of directors at the annual meeting of stockholders, the number of directors may be decreased only to eliminate vacancies by reason of death, resignation or removal of one or more directors. No director need be a stockholder.

        3.2.    Tenure.     Except as otherwise provided by law, by the certificate of incorporation or by these by-laws, each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

        3.3.    Powers.     The business and affairs of the corporation shall be managed by or under the direction of the board of directors who shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these by-laws directed or required to be exercised or done by the stockholders.

        3.4.    Vacancies.     Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the holders of the particular class or series of stock entitled to elect such director at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, in each case elected by the particular class or series of stock entitled to elect such directors. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, who were elected by the particular class or series of stock entitled to elect such resigning director or directors shall have power to fill such vacancy or vacancies, the vote or action by writing thereon to take effect when such resignation or resignations shall become effective. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these by-laws as to the number of directors required for a quorum or for any vote or other actions.

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        3.5.    Committees.     The board of directors may, by vote of a majority of the whole board, (a)  designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these by-laws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these by-laws for the conduct of business by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

        3.6.    Regular Meetings.     Regular meetings of the board of directors may be held without call or notice at such places within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of stockholders.

        3.7.    Special Meetings.     Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the chairman of the board, if any, the president, or by one-third or more in number of the directors. Notice of each such meeting shall be mailed to each director, addressed to him at his residence or usual place of business, or by electronic communication or facsimile transmission at least five days before the date on which the meeting is to be held, or shall be sent to him at such place by e-mail or facsimile, or be delivered personally or by telephone, not later than the day before the day on which such meeting is to be held. Each such notice shall state the time and place of the meeting. Notice of any meeting of the board of directors need not be given to any director if he shall sign a written waiver of notice or a waiver by electronic transmission thereof either before or after the time stated therein for such meeting, or if he shall be present at the meeting. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

        3.8.    Quorum.     Except as may be otherwise provided by law, by the certificate of incorporation or by these by-laws, at any meeting of the directors, a majority of the directors then in office shall constitute a quorum; a quorum shall not in any case be less than one-third of the total number of directors constituting the whole board. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

        3.9.    Action by Vote.     Except as may be otherwise provided by law, by the certificate of incorporation or by these by-laws, when a quorum is present at any meeting the vote of a majority of the directors present shall be the act of the board of directors.

        3.10.    Action Without a Meeting.     Any action required or permitted to be taken at any meeting of the board of directors or a committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmissions are filed with the records of the

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meetings of the board or of such committee. Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

        3.11.    Participation in Meetings by Conference Telephone.     Members of the board of directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law. Such participation shall constitute presence in person at such meeting.

        3.12.    Compensation.     In the discretion of the board of directors, each director may be paid such fees for his services as director and be reimbursed for his reasonable expenses incurred in the performance of his duties as director as the board of directors from time to time may determine. Nothing contained in this section shall be construed to preclude any director from serving the corporation in any other capacity and receiving reasonable compensation therefor.

        3.13.    Interested Directors and Officers.

          (a)   No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

            (1)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

            (2)   The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

            (3)   The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

          (b)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction

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Section 4. OFFICERS AND AGENTS

        4.1.    Enumeration; Qualification.     The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board, one or more vice presidents and a controller. The corporation may also have such agents, if any, as the board of directors from time to time may in its discretion choose. Any officer may be but none need be a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

        4.2.    Powers.     Subject to law, to the certificate of incorporation and to the other provisions of these by-laws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

        4.3.    Election.     The officers may be elected by the board of directors at their first meeting following the annual meeting of the stockholders or at any other time. At any time or from time to time the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

        4.4.    Tenure.     Each officer shall hold office until the third meeting of the board of directors following the next annual meeting of the stockholders and until his respective successor is chosen and qualified unless a shorter period shall have been specified by the terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

        4.5.    Chairman of the Board of Directors, President and Vice President.     The chairman of the board, if any, shall have such duties and powers as shall be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairman of the board, or if there is none the chief executive officer, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors.

        Unless the board of directors otherwise specifies, the president shall be the chief executive officer and shall have direct charge of all business operations of the corporation and, subject to the control of the directors, shall have general charge and supervision of the business of the corporation.

        Any vice presidents shall have such duties and powers as shall be set forth in these by-laws or as shall be designated from time to time by the board of directors or by the president.

        4.6.    Treasurer and Assistant Treasurers.     Unless the board of directors otherwise specifies, the treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be designated from time to time by the board of directors or by the president. If no controller iselected, the treasurer shall, unless the board of directors otherwise specifies, also have the duties and powers of the controller.

        Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

        4.7.    Controller and Assistant Controllers.     If a controller is elected, he shall, unless the board of directors otherwise specifies, be the chief accounting officer of the corporation and be in charge of its books of account and accounting records, and of its accounting procedures. He shall have such other duties and powers as may be designated from time to time by the board of directors, the president or the treasurer.

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        Any assistant controller shall have such duties and powers as shall be designated from time to time by the board of directors, the president, the treasurer or the controller.

        4.8.    Secretary and Assistant Secretaries.     The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all actions by written consent of stockholders or directors. In the absence of the secretary from any meeting, an assistant secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. He shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

        Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

Section 5. RESIGNATIONS AND REMOVALS

        5.1.  Any director or officer may resign at any time by delivering his resignation in writing to the chairman of the board, if any, the president, or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state. Except as may be otherwise provided by law, by the certificate of incorporation or by these by-laws, a director (including persons elected by stockholders or directors to fill vacancies in the board) may be removed from office with or without cause by the vote of the holders of a majority of the issued and outstanding shares of the particular class or series entitled to vote in the election of such directors. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent.

Section 6. VACANCIES

        6.1.  If the office of the president or the vice president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then inoffice. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that officer may choose a successor. Each such successor shall hold office for the unexpired term, and in the case of the president, the vice president, the treasurer and the secretary until his successor is chosen and qualified or in each case until he sooner dies, resigns, is removed or becomes disqualified. Any vacancy of a directorship shall be filled as specified in Section 3.4 of these by-laws.

Section 7. CAPITAL STOCK

        7.1.    Stock Certificates.     The shares of the corporation may be represented by certificates or uncertificated. If certificated, such certificate shall be signed by the chairman or vice chairman of the board, if any, or the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary. Any of or all the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the time of its issue.

        7.2.    Loss of Certificates.     In the case of the alleged theft, loss, destruction or mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms, including

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receipt of a bond sufficient to indemnify the corporation against any claim on account thereof, as the board of directors may prescribe.

Section 8. TRANSFER OF SHARES OF STOCK

        8.1.    Transfer on Books.     Subject to the restrictions, if any, stated or noted on the stock certificate, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these by-laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

        It shall be the duty of each stockholder to notify the corporation of his post office address.

        8.2.    Record Date.     In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no such record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

        In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no such record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the General Corporation Law of the State of Delaware, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware by hand or certified or registered mail, return receipt requested, to its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the board of directors and prior action by the board of directors is required by the General Corporation Law of the State of Delaware, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

        In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution

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fixing the record date is adopted, and which record date shall be not more than sixty days prior to such payment, exercise or other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 9. INDEMNIFICATION

        9.1.    Indemnification of Directors and Officers in Third Party Proceedings.     Subject to the other provisions of this Section 9, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

        9.2.    Indemnification of Directors and Officers in Actions by or in the right of the Corporation.     Subject to the other provisions of this Section 9, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        9.3.    Successful Defense.     To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 9.1 or Section 9.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        9.4.    Indemnification of Others.     Subject to the other provisions of this Section 9, the corporation shall have power to indemnify its employees and agents to the extent not prohibited by the General Corporation Law of the State of Delaware or other applicable law. The board of directors shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

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        9.5.    Advanced Payment of Expenses.     Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Section 9 or the General Corporation Law of the State of Delaware. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        Notwithstanding the foregoing, unless otherwise determined pursuant to Section 9.8, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

        9.6.    Limitation on Indemnification and Advancement of Expenses.     Subject to the requirements in Section 9.3 and the General Corporation Law of the State of Delaware, the corporation shall not be required to provide indemnification or, with respect to clauses (a), (c) and (d) below, advance expenses to any person pursuant to this Section 9:

          (a)   in connection with any Proceeding (or part thereof) initiated by such person except (i) as otherwise required by law, (ii) in specific cases if the Proceeding was authorized by the board of directors, or (iii) as is required to be made under Section 9.7;

          (b)   on account of any Proceeding (or part thereof) against such person providing for an accounting or disgorgement of profits pursuant to the provisions of Section 16(b) of the 1934 Act, or similar provisions of any federal, state or local statutory law or common law;

          (c)   for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid; or

          (d)   if prohibited by applicable law.

        9.7.    Determination; Claim.     If a claim for indemnification or advancement of expenses under this Section 9 is not paid in full within 60 days after a written claim therefor has been received by the corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such suit, the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law.

        9.8.    Non-Exclusivity of Rights.     The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 9 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of

10

expenses, to the fullest extent not prohibited by the General Corporation Law of the State of Delaware or other applicable law.

        9.9.    Insurance.     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law of the State of Delaware.

        9.10.    Survival.     The rights to indemnification and advancement of expenses conferred by this Section 9 shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

        9.11.    Effect of Repeal or Modification.     Any repeal or modification of this Section 9 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

        9.12.    Certain Definitions.     For purposes of this Section 9, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 9 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section 9, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section 9.

Section 10. CORPORATE SEAL

        10.1.  Subject to alteration by the directors, the seal of the corporation shall consist of a flat-faced circular die with the word "Delaware" and the name of the corporation cut or engraved thereon, together with such other words, dates or images as may be approved from time to time by the directors.

Section 11. EXECUTION OF PAPERS

        11.1.  Except as the board of directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts or other obligations made, accepted or endorsed by the corporation shall be signed by the chairman of the board, if any, the president, a vice president or the treasurer.

11

 Section 12. FISCAL YEAR

        12.1.  The fiscal year of the corporation shall end on the last day of December, or such other date as is determined by the Board.

Section 13. AMENDMENTS

        13.1.  These by-laws may be adopted, amended or repealed by vote of a majority of the directors then in office or by vote of a majority of the voting power of the stock outstanding and entitled to vote. Any by-law, whether adopted, amended or repealed by the stockholders or directors, may be amended or reinstated by the stockholders or the directors.

Adopted: August [    •    ], 2013

12

EXHIBIT C

Preferred Stock Issuance Key Terms
July 30, 2013

Issuer	Optimer Pharmaceuticals, Inc.
Price Per Share	$100.00
Par Value	$0.001
Purchaser	Cubist Pharmaceuticals, Inc.
Investment	Up to $75 million in the form of non-voting senior preferred stock
Nature of investment	Issuances of $25 million each on September 15, 2013, December 15, 2013 and March 15, 2014, in each case assuming the merger agreement remains in effect on the date the issuance is scheduled to occur
Treatment in merger
Cancelled for no consideration upon closing the Cubist deal; redeemed at liquidation preference amount in any change of control transaction with respect to which a break-up fee is paid to Cubist; redeemed in any other change of control transaction on an as-converted-into-common stock basis based on the pre-announcement stock price
Liquidation preference	Equal to amount invested
PIK dividend	None
Use of proceeds	Fund ordinary course operations during pendency of merger transaction
Equity conversion
If the transaction is terminated due to a material breach of the agreement by Cubist, including a failure of Cubist to consummate the transaction in a circumstance where all of the conditions to its obligation to consummate the transaction have been satisfied other than the antitrust approval condition, the preferred stock would be redeemable by Optimer at par value ($0.001 per share) by written election made within five business days after such termination, in which event Optimer will thereby automatically release Cubist from all claims relating to the transaction.

If the transaction is terminated due to any other circumstance, or in the event that Optimer does not elect to redeem Cubist at par, then the preferred stock becomes convertible into common stock one year after termination at a conversion rate equal to the then-current common stock price, subject to any legal restrictions on ownership of common stock (including the 20% voting stock ownership limited imposed by Nasdaq and HSR limitations and provided that in no circumstances will Cubist be entitled to hold more than 5% of the Optimer voting stock at any time).
Conversion price	Based on ten previous trading day VWAP average
Selling restrictions
Preferred, and Common acquired upon conversion cannot be sold (a) until the first anniversary of the termination of the merger agreement and (b) in amounts greater than the average daily trading volume for the previous twenty trading days in any single day, in either case other than in the context of a change of control or (c) to any person or group filing a Schedule 13D in respect of Optimer

Annex B

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

Cubist Pharmaceuticals, Inc.

and

[TRUSTEE]

Dated as of [    •    ], 2013

i

ii

Note: This table of contents shall not, for any purpose, be deemed to be a part of this Agreement.

        Reconciliation and tie between Trust Indenture Act of 1939 and Contingent Value Rights Agreement, dated as of [    •    ], 2013.

Trust Indenture Act Section		Agreement Section
Section 310	(a)(1)	4.9
	(a)(2)	4.9
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(a)(5)	4.9
	(b)	4.8, 4.10
	(c)	Not Applicable
Section 311	(a)	4.13
	(b)	4.13
	(c)	Not Applicable
Section 312	(a)	5.1, 5.2(a)
	(b)	5.2(b)
	(c)	5.2(c)
Section 313	(a)	5.3(a)
	(b)	5.3(a)
	(c)	5.3(a), 8.11
	(d)	5.3(b)

iii

Trust Indenture Act Section		Agreement Section
Section 314	(a)	5.4, 7.11
	(b)	Not Applicable
	(c)(1)	1.3(a)
	(c)(2)	1.3(a)
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	1.3(b)
	(f)	Not Applicable
Section 315	(a)	4.1(a), 4.1(b)
	(b)	8.11
	(c)	4.1(a)
	(d)	4.1(c)
	(d)(1)	4.1(a), 4.1(b)
	(d)(2)	4.1(c)(ii)
	(d)(3)	4.1(c)(iii)
	(e)	8.12
Section 316	(a)(last sentence)	Not Applicable
	(a)(1)(A)	8.9
	(a)(1)(B)	8.10
	(a)(2)	Not Applicable
	(b)	8.7
	(c)	Not Applicable
Section 317	(a)(1)	8.2
	(a)(2)	8.2
	(b)	7.3
Section 318	(a)	1.8

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Agreement.

iv

        THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [    •    ], 2013 (this "Agreement"), by and between Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), and [    •    ], a [    •    ], as trustee (the "Trustee"), in favor of each person who from time to time holds one or more Contingent Value Rights (the "Securities" or "CVRs") to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

WITNESSETH:

        WHEREAS, Parent, PDRS Corporation, a Delaware corporation ("Merger Sub"), and Optimer Pharmaceuticals, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger dated as of July 30, 2013 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into (the "Merger") the Company, with the Company surviving the Merger as a subsidiary of Parent;

        WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to Company's stockholders and certain of the Company's equity award holders the right to receive contingent cash payments as hereinafter described; and

        WHEREAS, pursuant to this Agreement, the potential amount payable per CVR is $3.00, if the First Net Sales Milestone is achieved during the Measurement Period and neither the Second Net Sales Milestone nor the Third Net Sales Milestone is achieved during the Measurement Period, $4.00, if the Second Net Sales Milestone is achieved during the Measurement Period and the Third Net Sales Milestone is not achieved during the Measurement Period, or $5.00, if the Third Net Sales Milestone is achieved during the Measurement Period (as each such term is defined below).

        WHEREAS, a registration statement on Form S-4 (No. 333-[    •    ]) with respect to the CVRs has been prepared and filed by Parent with the Commission (as defined below) and has become effective in accordance with the Securities Act of 1933, as amended.

        NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Trustee agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

        Section 1.1    Definitions.     For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

          (a)   the terms defined in this Article 1 have the meanings assigned to them in this Article, and include the plural as well as the singular;

          (b)   all accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with applicable Accounting Standards, where "Accounting Standards" means GAAP (United States Generally Accepted Accounting Principles) consistently applied;

          (c)   all capitalized terms used in this Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement;

          (d)   all other terms used herein which are defined in the Trust Indenture Act (as defined herein), either directly or by reference therein, have the respective meanings assigned to them therein; and

          (e)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

        "Act" has the meaning set forth in Section 1.5(a).

        "Acting Holders" means, at the time of determination, Holders of at least thirty-five percent (35%) of the Outstanding CVRs.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Agreement" means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

        "Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depositary that apply to such transfer or exchange.

        "Assignee" has the meaning set forth in Section 9.1.

        "Board of Directors" means the board of directors of Parent or any other body performing similar functions, or any duly authorized committee of that board.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of Parent, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" means any day (other than a Saturday or a Sunday) on which banking institutions in the City of New York, New York are not authorized or obligated by Law or executive order to close and, if the CVRs are listed on a national securities exchange, electronic trading network or other suitable trading platform, such exchange, electronic network or other trading platform is open for trading.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act (as defined herein), or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

        "Company" shall have the meaning set forth in the Recitals of this Agreement.

        "Confidential Information" shall have the meaning set forth in Section 7.12 of this Agreement.

        "Corporate Trust Office" means the office of the Trustee at, which at any particular time, its corporate trust business shall be principally administered, which office at the date of execution of this Agreement is located at [    •    ].

        "CVR Payment" shall mean the Net Sales Milestone Payment and any payments made to Holders pursuant to Section 7.6 and Article 10.

        "CVR Payment Date" shall mean the date on which any CVR Payment is required to be made by Parent in accordance with this Agreement.

        "CVRs" shall have the meaning set forth in the Preamble of this Agreement.

        "Default Interest Rate" means a rate equal to the sum of six percent (6%) plus the prime rate of interest quoted in the Money Rates section of The Wall Street Journal (New York Edition), or similar reputable data source, calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

        "Depositary" shall have the meaning set forth in Section 3.2 of this Agreement.

        "Diligent Efforts" means, with respect to the Product, commercially reasonable efforts of a Person to carry out its obligations in a diligent manner using such efforts and employing such resources as are normally used by such Person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternate products in the marketplace or under development (other than any such product owned or licensed by a Selling Entity), the launch or sales of a generic or biosimilar product, the regulatory structure involved, and the profitability of the applicable product (including pricing and reimbursement status), and other relevant factors, including technical, commercial, legal, scientific, and/or medical factors.

        "Direct Registration Securities" means Securities, the ownership of which is recorded on the Direct Registration System. The terms "deliver," "execute," "issue," "register," "surrender," "transfer" or "cancel," when used with respect to Direct Registration Securities, shall refer to an entry or entries or an electronic transfer or transfers in the Direct Registration System.

        "Direct Registration System" means the system for the uncertificated registration of ownership of securities established by the Security Registrar and utilized by the Security Registrar pursuant to which the Security Registrar may record the ownership of CVRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the Security Registrar to the Holders entitled thereto.

        "Event of Default" shall have the meaning set forth in Section 8.1 of this Agreement.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Act Documents" shall have the meaning set forth in Section 5.4(a) of this Agreement.

        "Existing Licenses" means those licenses and related agreements (for so long as they are in effect) with respect to the Product granted by the Company or its Affiliates to third parties (other than the Company or its Affiliates) as in effect immediately prior to the consummation of the Merger (with such modifications thereto after the consummation of the Merger that do not reduce the amounts of royalties, profit split payments or milestone payments thereunder).

        "Failure Purchase" shall have the meaning set forth in Section 10.1 of this Agreement.

        "Failure Purchase Date" shall have the meaning set forth in Section 10.1 of this Agreement.

        "Failure Purchase Eligibility Date" means any date on or after January 1, 2015 on which the volume weighted average price paid per Security for all Securities traded over the forty-five (45) trading days prior to such date is less than twenty-five cents ($0.25).

        "Failure Purchase Notice" shall have the meaning set forth in Section 10.2 of this Agreement.

        "Failure Purchase Offer" shall have the meaning set forth in Section 10.1 of this Agreement.

        "Failure Purchase Price" shall have the meaning set forth in Section 10.5 of this Agreement.

        "First Net Sales Milestone" means cumulative Net Sales of the Product in the United States and Canada during the Measurement Period exceed $250,000,000 (two hundred fifty million dollars).

        "Global Securities" means global securities in registered form, substantially in the form set forth in Annex A.

        "Governmental Entity" means any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government.

        "Holder" means a Person in whose name a Security is registered in the Security Register at the applicable time.

        "Independent Accountant" means an independent certified public accounting firm of nationally recognized standing designated either (i) jointly by the Acting Holders and Parent, or (ii) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.

        "Indirect Participant" means a Person who holds a beneficial interest in a Global Security through a Participant.

        "Law" means any foreign, federal, state, local or municipal laws, rules, judgments orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees or requirements of any Governmental Entity.

        "Majority Holders" means, at the time of determination, Holders of at least a majority of the Outstanding CVRs.

        "Measurement Period" means the period from and including July 1, 2013 through and including the Net Sales Milestone Payment Termination Date.

        "Merger" shall have the meaning set forth in the Recitals of this Agreement.

        "Merger Agreement" shall have the meaning set forth in the Recitals of this Agreement.

        "Merger Sub" shall have the meaning set forth in the Recitals of this Agreement.

        "Milestone Notice" has the meaning set forth in Section 3.1(c).

        "Net Sales" means the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions, all as determined in accordance with the Selling Entity's usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among the Company, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm's-length sale thereafter to a third party. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the market price of the Product in the jurisdiction of sale during the relevant period.

        "Net Sales Milestone" means, the First Net Sales Milestone, the Second Net Sales Milestone or the Third Net Sales Milestone.

        "Net Sales Milestone Payment" has the meaning set forth in Section 3.1(c).

        "Net Sales Milestone Payment Date" has the meaning set forth in Section 3.1(c).

        "Net Sales Milestone Payment Termination Date" means December 31, 2015.

        "Net Sales Statement" means a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail (i) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties other than any other Selling Entity, (ii) an itemized calculation of the Permitted Deductions, and (iii) to the extent that sales for the Products is recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars.

        "Notice of Default" shall have the meaning set forth in Section 8.1(b) of this Agreement.

        "Officer's Certificate" means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Trustee or any other Person authorized to act on behalf of Parent.

        "Opinion of Counsel" means a written opinion of counsel, who may be counsel for Parent.

        "Outstanding" when used with respect to Securities means, as of the date of determination, all Securities theretofore authenticated, as applicable, and delivered under this Agreement, except: (i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation and (ii) Securities in exchange for or in lieu of which other Securities have been authenticated, as applicable, and delivered pursuant to this Agreement, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of Parent; provided, however, that in determining whether the Holders of the requisite Outstanding Securities have given any request, demand, direction, consent or waiver hereunder, Securities owned by Parent or any Affiliate of Parent, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be Outstanding.

        "Parent" means the Person (as defined herein) named as the "Parent" in the first paragraph of this Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this Agreement, and thereafter "Parent" shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317, inclusive, to the extent that they are applicable to Parent, the term "Parent" shall include any other obligor with respect to the Securities for the purposes of complying with such provisions.

        "Parent Request" or "Parent Order" means a written request or order signed in the name of Parent by the chairman of the Board of Directors or the president or any vice president, the controller or assistant controller and the treasurer or assistant treasurer or the secretary or any assistant secretary, and delivered to the Trustee.

        "Participant" means, with respect to the Depositary, a Person who has an account with the Depositary.

        "Party" shall mean the Trustee, Parent and/or Holder(s), as applicable.

        "Paying Agent" means any Person authorized by Parent to pay the amount determined pursuant to Section 3.1, if any, on any Securities on behalf of Parent.

        "Permitted Deductions" means the following deductions to the extent included in the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity with respect to the sale:

          (1)   trade and quantity discounts actually allowed;

          (2)   amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods;

          (3)   chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Entities, as each may be made in the ordinary course of business;

          (4)   rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other understandings and arrangements made in the ordinary course of business;

          (5)   tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of Governmental Entities;

          (6)   reasonable reserves made for uncollectible amounts on previously sold products;

          (7)   discounts pursuant to indigent patient programs and patient discount programs and coupon discounts;

          (8)   transportation, freight, postage, importation, shipping insurance and other handling expenses; and

          (9)   required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

        "Product" means DIFICID (fidaxomicin) tablets, or other pharmaceutical product (including, without limitation, in oral suspension formulation, together with any improvements thereto, such as different dosages, dispersions, MUPS tablets, once daily and sustained release), containing the chemical Oxacyclooctadeca-3,5,9,13,15-pentaen-2-one, 3-[[[6-deoxy-4-O-(3,5-dichloro-2-ethyl-4, 6-dihydroxybenzoyl)- 2-O-methyl-ß-D-mannopyranosyl]oxy]methyl]-12-[[6-deoxy-5-C-methyl-4-O-(2-methyl-1-oxopropyl)- ß-D-lyxo-hexopyranosyl]oxy]-11-ethyl-8-hydroxy-18-[(1R)-1-hydroxyethyl]-9,13,15- trimethyl-, (3E,5E,8S,9E, 11S,12R, 13E,15E,18S)- or any salt, hydrate, solvate, polymorph, stereo-isomer, ester, chelate, clathrate, acid, base, epimer, enantiomer, crystalline form, metabolite or prodrug or any other non-covalent derivative or crystalline form thereof.

        "Representatives" shall have the meaning set forth in Section 7.11 of this Agreement.

        "Responsible Officer" when used with respect to the Trustee means any officer assigned to the Corporate Trust Office and also means, with respect to any particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

        "Review Request Period" has the meaning set forth in Section 7.6(a).

        "Second Net Sales Milestone" means cumulative Net Sales of the Product in the United States and Canada during the Measurement Period exceed $275,000,000 (two hundred seventy-five million dollars).

        "Securities" shall have the meaning set forth in the Preamble of this Agreement.

        "Security Register" shall have the meaning set forth in Section 3.4(a) of this Agreement.

        "Security Registrar" shall have the meaning set forth in Section 3.4(a) of this Agreement.

        "Selling Entity" means Parent, any Assignee, and each of their controlled Affiliates, licensees and sublicensees.

        "Shortfall Report" shall have the meaning set forth in Section 7.6(b) of this Agreement.

        "Subsidiary" means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of Voting Securities is at the time owned or controlled, directly or indirectly, by: (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

        "Third Net Sales Milestone" means cumulative Net Sales of the Product in the United States and Canada during the Measurement Period exceed $300,000,000 (three hundred million dollars).

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended from time to time.

        "Trustee" means the Person named as the "Trustee" in the first paragraph of this Agreement, until a successor Trustee shall have become such pursuant to the applicable provisions of this Agreement, and thereafter "Trustee" shall mean such successor Trustee.

        "Voting Securities" means securities or other interests having voting power, or the right, to elect or appoint a majority of the directors, or any Persons performing similar functions, irrespective of whether or not stock or other interests of any other class or classes shall have or might have voting power or any right by reason of the happening of any contingency.

        Section 1.2    Termination.     This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Trustee) and no payments will be required to be made, upon the earlier to occur of (a) the mailing by the Trustee to the address of each Holder as reflected in the Security Register the full amount of all CVR Payments required to be paid under the terms of this Agreement and (b) the expiration of the final Review Request Period, unless there is an ongoing audit pursuant to Section 7.6, in which case until such audit has been completed. In no event will the Net Sales Milestone Payment become payable on account of sales of the Product consummated after the Net Sales Milestone Payment Termination Date.

        Section 1.3    Compliance and Opinions.

          (a)   Upon any application or request by Parent to the Trustee to take any action under any provision of this Agreement, Parent shall furnish to the Trustee an Officer's Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in this Agreement relating to the proposed action have been complied with and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

          (b)   Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Agreement shall include: (i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

        Section 1.4    Form of Documents Delivered to Trustee.

          (a)   In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

          (b)   Any certificate or opinion of an officer of Parent may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of Parent stating that the information with respect to such factual matters is in the possession of Parent.

          (c)   Any certificate, statement or opinion of an officer of Parent or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of Parent. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

          (d)   Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Agreement, they may, but need not, be consolidated and form one instrument.

        Section 1.5    Acts of Holders.

          (a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to Parent. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and (subject to Section 4.1) conclusive in favor of the Trustee and Parent, if made in the manner provided in this Section 1.5. Parent may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Agreement, which date shall be, and shall be announced, no greater than sixty (60) and no less than ten (10) days prior to the date of such vote or consent to any action by vote or consent authorized or permitted under this Agreement. If not previously set by Parent, (i) the record date for determining the Holders entitled to vote at a meeting of the Holders shall be the date preceding the date notice of such meeting is mailed to the Holders, or if notice is not given, on the day next preceding the day such meeting is held, and (ii) the record date for determining the Holders entitled to consent to any action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to Parent. If a record date is fixed, those Persons who were Holders of Securities at such record date (or their duly designated proxies), and only those Persons, shall be entitled to take such action by vote or consent or, except with respect to clause (d) below, to revoke any vote or consent previously given, whether or not such Persons continue to be Holders after such record date. No such vote or consent shall be valid or effective for more than one hundred twenty (120) days after such record date.

          (b)   The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

          (c)   The ownership of Securities shall be proved by the Security Register. Neither Parent nor the Trustee nor any agent of Parent or the Trustee shall be affected by any notice to the contrary.

          (d)   At any time prior to (but not after) the evidencing to the Trustee, as provided in this Section 1.5, of the taking of any action by the Holders of the Securities specified in this Agreement in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Section 1.5, revoke such action so far as concerns such Security. Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or Parent in reliance thereon, whether or not notation of such action is made upon such Security.

        Section 1.6    Notices, etc., to Trustee and Company.     Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Agreement to be made upon, given or furnished to, or filed with:

          (a)   the Trustee by any Holder or by Parent shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing, to or with the Trustee at its Corporate Trust Office; or

          (b)   Parent by the Trustee or by any Holder shall be sufficient for every purpose hereunder if in writing and mailed, first-class postage prepaid, to Parent addressed to it at 65 Hayden Avenue, Lexington Massachusetts 02421, Attn: Chief Executive Officer, Chief Legal Officer, or at any other address previously furnished in writing to the Trustee by Parent, with a copy to Ropes & Gray LLP addressed to it at Prudential Tower, 800 Boylston Street, Boston Massachusetts 02199, Attn: Paul M. Kinsella.

        Section 1.7    Notice to Holders; Waiver.     Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at such Holder's address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

        Section 1.8    Conflict with Trust Indenture Act.     If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control.

        Section 1.9    Effect of Headings and Table of Contents.     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

        Section 1.10    Benefits of Agreement.     Nothing in this Agreement or in the Securities, express or implied, shall give to any Person (other than the Parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the Parties hereto and their successors, any Paying Agent and of the Holders.

        Section 1.11    Governing Law.     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF PARENT, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE COURT OR ANY FEDERAL COURT SITTING IN THE STATE OF

DELAWARE IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF PARENT AND THE TRUSTEE AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO SUCH SERVICE OF PROCESS, THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

        Section 1.12    Legal Holidays.     In the event that any CVR Payment Date shall not be a Business Day, then (notwithstanding any provision of this Agreement or the Securities to the contrary) payment on the Securities need not be made on such date, but may be made, without the accrual of any additional interest thereon on account of such CVR Payment Date not being a Business Day, on the next succeeding Business Day with the same force and effect as if made on such CVR Payment Date.

        Section 1.13    Reparability Clause.     In the event any provision in this Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        Section 1.14    No Recourse Against Others.     A director, officer or employee, as such, of Parent or the Trustee shall not have any liability for any obligations of Parent or the Trustee under the Securities or this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security each Holder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

        Section 1.15    Counterparts.     This Agreement shall be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

        Section 1.16    Acceptance of Trust.     [    •    ], the Trustee named herein, hereby accepts the trusts in this Agreement declared and provided, upon the terms and conditions set forth herein.

ARTICLE 2
SECURITY FORMS

        Section 2.1    Forms Generally.

          (a)   (i)    The Global Securities and the Trustee's certificate of authentication shall be in substantially the forms set forth in Annex A, attached hereto and incorporated herein by this reference, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may be required by Law or any rule or regulation pursuant thereto, all as may be determined by the officers executing such Global Securities, as evidenced by their execution of the Global Securities. Any portion of the text of any Global Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Global Security.

             (ii)  The Global Securities shall be typewritten, printed, lithographed or engraved on steel engraved borders or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Global Securities, as evidenced by their execution of such Global Securities.

          (b)   The Direct Registration Securities shall be uncertificated and shall be evidenced by the Direct Registration System maintained by the Security Registrar.

ARTICLE 3
THE SECURITIES

        Section 3.1    Title and Terms.

          (a)   The aggregate number of CVRs which may be authenticated, as applicable, and delivered under this Agreement is limited to a number equal to [    •    ], except for Securities authenticated, as applicable, and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to Section 3.4, 3.5 or 6.6. From and after the Effective Time, Parent shall not be permitted to issue any CVRs that have the right to receive any portion of a CVR Payment, except as provided and in accordance with the terms and conditions of the Merger Agreement.

          (b)   The Securities shall be known and designated as the "Series A Contingent Value Rights" of Parent.

          (c)   On or before the fifth Business Day following the earlier of (i) the date on which any Net Sales Statement filed with the Trustee pursuant to Section 5.4(b) reflects that the Third Net Sales Milestone has been achieved and (ii) the Net Sales Milestone Payment Termination Date, Parent will deliver to the Trustee a notice (the "Milestone Notice") indicating, in the case of the preceding clause (i) that the Third Net Sales Milestone was achieved and in the case of the preceding clause (ii), whether any Net Sales Milestone was achieved. If the Milestone Notice has indicated any Net Sales Milestone was achieved, no future Milestone Notices will be delivered. The Trustee will, within ten Business Days of receipt of the Milestone Notice, send each Holder as of the close of business on the date of the Milestone Notice at its registered address as reflected in the Security Register a copy of the Milestone Notice. If any Net Sales Milestone has been achieved, then at the time the Trustee sends the copy of the Milestone Notice to the Holders, the Trustee will also pay to each Holder an amount equal to (x) $3.00, if the First Net Sales Milestone is achieved during the Measurement Period and neither the Second Net Sales Milestone nor the Third Net Sales Milestone is achieved during the Measurement Period, $4.00, if the Second Net Sales Milestone is achieved during the Measurement Period and the Third Net Sales Milestone is not achieved during the Measurement Period, or $5.00, if Third Net Sales Milestone is achieved during the Measurement Period, multiplied by (y) the number of CVRs held by such Holder (the "Net Sales Milestone Payment") by check mailed to the address of each Holder as of the close of business on the date of the Milestone Notice (the "Net Sales Milestone Payment Date").

          (d)   The Holders of the CVRs, by acceptance thereof, agree that no joint venture, partnership or other fiduciary relationship is created hereby or by the Securities.

          (e)   Other than in the case of interest on amounts due and payable after the occurrence of an Event of Default or with respect to any CVR Payment due pursuant to Section 7.6(b) or Article 10, no interest or dividends shall accrue on any amounts payable in respect of the CVRs.

          (f)    The CVRs and any interest thereon may be sold, assigned, pledged encumbered or in any manner transferred or disposed of, in whole or in part, only in compliance with applicable United States federal and state securities Laws and, to the extent applicable, in accordance with Section 3.4 hereof.

          (g)   The Holder of any CVR is not, and shall not, by virtue thereof, be entitled to any rights of a holder of any Voting Securities or other equity security or other ownership interest of Parent or in any constituent company to the Merger, either at Law or in equity, and the rights of the Holders are limited to those contractual rights expressed in this Agreement.

          (h)   Except as provided in this Agreement (including, without limitation, Section 7.6), none of Parent or any of its Affiliates shall have any right to set-off any amounts owed or claimed to be owed by any Holder to any of them against such Holder's Securities or any CVR Payment or other amount payable to such Holder in respect of such Securities.

          (i)    In the event that all of the CVRs not previously cancelled shall have become due and payable pursuant to the terms hereof, all disputes with respect to amounts payable to the Holders brought pursuant to the terms and conditions of this Agreement have been resolved, and Parent has paid or caused to be paid or deposited with the Trustee all amounts payable to the Holders under this Agreement (including any amounts determined in accordance with Section 7.6 herein), then this Agreement shall cease to be of further effect and shall be deemed satisfied and discharged. Notwithstanding the satisfaction and discharge of this Agreement, the obligations of Parent under Section 4.7(c) shall survive.

        Section 3.2    Registrable Form.     The Securities shall be issuable only in registered form. The CVRs shall be issued initially in the form of (a) one or more permanent Global Securities, deposited with the Trustee, as the custodian for The Depository Trust Company, its nominees and successors (the "Depositary"), or (b) one or more Direct Registration Securities. Each Global Security will represent such of the Outstanding CVRs as will be specified therein and each shall provide that it represents the aggregate number of Outstanding CVRs from time to time endorsed thereon and that the aggregate number of Outstanding CVRs represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges.

        Section 3.3    Execution, Authentication, Delivery and Dating.

          (a)   The Global Securities shall be executed on behalf of Parent by its chairman of the Board of Directors or any other Person duly authorized to act on behalf of Parent for such purpose, but need not be attested. The signature of any of these officers on the Global Securities may be manual or facsimile.

          (b)   Global Securities bearing the manual or facsimile signatures of individuals who were, at the time of execution, the proper officers of Parent shall bind Parent, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Global Securities or did not hold such offices at the date of such Global Securities.

          (c)   At any time and from time to time after the execution and delivery of this Agreement, Parent may deliver a Parent Order for the authentication, as applicable, and delivery of Securities, and the Trustee, in accordance with such Parent Order, shall authenticate, as applicable, and deliver such Securities as provided in this Agreement and not otherwise. In the case of Global Securities, such Parent Order shall be accompanied by Global Securities executed by Parent and delivered to the Trustee for authentication in accordance with such Parent Order.

          (d)   Each Global Security shall be dated the date of its authentication.

          (e)   No Global Security shall be entitled to any benefit under this Agreement or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee, by manual or facsimile signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Global Security has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Agreement.

          (f)    Direct Registration Securities need not be authenticated, and shall be valid and obligatory for all purposes and shall entitle each Holder thereof to all benefits of this Agreement.

        Section 3.4    Registration, Registration of Transfer and Exchange.

          (a)   Parent shall cause to be kept at the office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 7.2 being herein sometimes referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, Parent shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby initially appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

          (b)   (i) A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Securities will be exchanged by Parent for Direct Registration Securities if (1) Parent delivers to the Security Registrar notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by Parent within 120 days after the date of such notice from the Depositary; (2) Parent in its sole discretion determines that the Global Securities (in whole but not in part) should be exchanged for Direct Registration Securities and delivers a written notice to such effect to the Security Registrar or (3) an Event of Default has occurred and is continuing and the Security Registrar has received a request from the Depositary to issue Direct Registration Securities. Upon the occurrence of either of the preceding events in (1) or (2) above, Direct Registration Securities shall be issued in such names as the Depositary shall instruct the Trustee. Global Securities also may be exchanged or replaced, in whole or in part, as provided in this Section 3.4 and Section 3.5 hereof. Every Global Security authenticated and delivered in exchange for, or in lieu of, a Global Security or any portion thereof, pursuant to this Section 3.4 or Section 3.5 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Security. A Global Security may not be exchanged for another Global Security other than as provided in this Section 3.4(b)(i), however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 3.4(b)(ii) or (iii) hereof.

             (ii)  The transfer and exchange of beneficial interests in the Global Securities will be effected through the Depositary, in accordance with the provisions of this Agreement and the Applicable Procedures. Beneficial interests in any Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in Global Security. No written orders or instructions shall be required to be delivered to the Security Registrar to effect the transfers described in this Section 3.4(b)(ii).

            (iii)  If any holder of a beneficial interest in a Global Security proposes to exchange such beneficial interest for a Direct Registration Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Direct Registration Security, then the Security Registrar will cause the aggregate number of CVRs represented by the applicable Global Security to be reduced accordingly pursuant to Section 3.4(b)(vi) hereof, and the Security Registrar will deliver to the Person designated in the instructions a Direct Registration Security in the appropriate number of CVRs. Any Direct Registration Security issued in exchange for a beneficial interest pursuant to this Section 3.4(b)(iii) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Security Registrar from or through the Depositary and the Participant or Indirect Participant.

            (iv)  A Holder of a Direct Registration Security may exchange such Direct Registration Security for a beneficial interest in a Global Security or transfer such Direct Registration Security to a Person who takes delivery thereof in the form of a beneficial interest in a Global

    Security at any time. Upon receipt of a request for such an exchange or transfer, the Security Registrar will cancel the applicable Direct Registration Security and increase or cause to be increased the aggregate number of CVRs represented by one of the Global Securities.

             (v)  Upon request by a Holder of Direct Registration Securities and such Holder's compliance with the provisions of this Section 3.4(b)(v), the Security Registrar will register the transfer or exchange of Direct Registration Securities. Prior to such registration of transfer or exchange, the requesting Holder must present to the Security Registrar a written instruction of transfer in form satisfactory to the Security Registrar duly executed by such Holder or by its attorney, duly authorized in writing. A Holder of Direct Registration Securities may transfer such Direct Registration Securities to a Person who takes delivery thereof in the form of Direct Registration Securities. Upon receipt of a request to register such a transfer, the Security Registrar shall register the Direct Registration Securities pursuant to the instructions from the Holder thereof.

            (vi)  At such time as all beneficial interests in a particular Global Security have been exchanged for Direct Registration Securities or a particular Global Security has been repurchased or canceled in whole and not in part, each such Global Security will be returned to or retained and canceled by the Security Registrar in accordance with Section 3.8 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Direct Registration Securities, the aggregate number of CVRs represented by such Global Security will be reduced accordingly and an endorsement will be made on such Global Security by the Security Registrar or by the Depositary at the direction of the Security Registrar to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security will be increased accordingly and an endorsement will be made on such Global Security by the Security Registrar or by the Depositary at the direction of the Security Registrar to reflect such increase.

           (vii)  (A) To permit registrations of transfers and exchanges, Parent will execute, and the Trustee will authenticate Global Securities upon receipt of a Parent Order in accordance with Section 3.3 hereof or at the Security Registrar's request.

              (B)  No service charge will be made to a Holder of a beneficial interest in a Global Security or to a Holder of a Direct Registration Security for any registration of transfer or exchange, but Parent may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith, other than exchanges pursuant to Section 6.6.

              (C)  All Global Securities and Direct Registration Securities issued upon any registration of transfer or exchange of Global Securities or Direct Registration Securities will be the valid obligations of Parent, evidencing the same rights, and entitled to the same benefits under this Agreement, as the Global Securities or Direct Registration Securities surrendered upon such registration of transfer or exchange.

              (D)  The Trustee will authenticate Global Securities in accordance with the provisions of Section 3.3 hereof.

        Section 3.5    Mutilated, Destroyed, Lost and Stolen Securities.

          (a)   If (i) any mutilated Global Security is surrendered to the Trustee, or (ii) Parent and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Global Security, and there is delivered to Parent and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to Parent or the Trustee that such Global Security has been acquired by a bona fide purchaser, Parent shall execute and, upon delivery of a Parent Order, the Trustee shall authenticate, as applicable, and deliver, in exchange for any such mutilated Global Security or in lieu of any such destroyed, lost or stolen Global Security, a new CVR, in the form of either a Global Security or a Direct Registration Security, of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding.

          (b)   In case any such mutilated, destroyed, lost or stolen Global Security has become or is to become finally due and payable within fifteen (15) days, Parent in its discretion may, instead of issuing a new CVR, pay to the Holder of such Security on the applicable CVR Payment Date, as the case may be, all amounts due and payable with respect thereto.

          (c)   Every new Security issued pursuant to this Section 3.5 in lieu of any destroyed, lost or stolen Global Security shall constitute an original additional contractual obligation of Parent, whether or not the destroyed, lost or stolen Global Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Securities duly issued hereunder.

          (d)   The provisions of this Section 3.5 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Global Securities.

        Section 3.6    Payments with Respect to CVRs.     Payment of any amounts pursuant to the CVRs shall be made in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts. Parent may, at its option, pay such amounts by wire transfer or check payable in such money.

        Section 3.7    Persons Deemed Owners.     Prior to the time of due presentment for registration of transfer, Parent, the Trustee and any agent of Parent or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither Parent, the Trustee nor any agent of Parent or the Trustee shall be affected by notice to the contrary.

        Section 3.8    Cancellation.     All Securities surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly canceled by it. Parent may at any time deliver to the Trustee for cancellation any Global Securities previously authenticated and delivered hereunder which Parent may have acquired in any manner whatsoever, and all Global Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section 3.8, except as expressly permitted by this Agreement. All cancelled Global Securities held by the Trustee shall be destroyed and a certificate of destruction shall be issued by the Trustee to Parent, unless otherwise directed by a Parent Order.

        Section 3.9    CUSIP Numbers.     Parent in issuing the CVRs may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices to the Holders as a convenience to the Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the CVRs or as contained in any notices and that reliance may be placed only on the other identification numbers printed on the CVRs, and any such notice shall not be affected by any defect in or omission of such numbers. Parent will promptly notify the Trustee of any change in the "CUSIP" numbers.

 ARTICLE 4
THE TRUSTEE

        Section 4.1    Certain Duties and Responsibilities.

          (a)   With respect to the Holders, the Trustee, prior to the occurrence of an Event of Default (as defined in Section 8.1) with respect to the Securities and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants shall be read into this Agreement against the Trustee. In case an Event of Default with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

          (b)   In the absence of bad faith on its part, prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default which may have occurred, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee which conform to the requirements of this Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Agreement.

          (c)   No provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that (i) this Subsection (c) shall not be construed to limit the effect of Subsections (a) and (b) of this Section 4.1; (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to Section 8.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement.

          (d)   Whether or not therein expressly so provided, every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 4.1.

        Section 4.2    Certain Rights of Trustee.     Subject to the provisions of Section 4.1, including without limitation, the duty of care that the Trustee is required to exercise upon the occurrence of an Event of Default:

          (a)   the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the Trustee need not investigate any fact or matter stated in the document;

          (b)   any request or direction or order of Parent mentioned herein shall be sufficiently evidenced by a Parent Request or Parent Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon;

          (c)   whenever in the administration of this Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon or an Opinion of Counsel;

          (d)   the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

          (e)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any of the Holders pursuant to this Agreement, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

          (f)    the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the Trustee in its discretion may make such further inquiry or investigation into such facts or matters as it may see fit, and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of Parent, personally or by agent or attorney;

          (g)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

          (h)   the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

          (i)    the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Paying Agent, the Security Registrar, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

          (j)    in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

          (k)   certain of the Trustee's duties hereunder may be performed by the Paying Agent or Security Registrar;

          (l)    the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice thereof has been received by such Responsible Officer at the offices of the Trustee and such notice references the CVRs and this Agreement and the fact that such notice constitutes notification of a default;

          (m)  the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder;

          (n)   the permissive rights of the Trustee enumerated in this Agreement shall not be construed as duties hereunder; and

          (o)   in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities or communications services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

        Section 4.3    Notice of Default.     If a default occurs hereunder with respect to the Securities, the Trustee shall give the Holders notice of any such default actually known to it as and to the extent applicable and provided by the Trust Indenture Act; provided, however, that in the case of any default of the character specified in Section 8.1(b) with respect to the Securities, no notice to Holders shall be given until at least thirty (30) days after the occurrence thereof. For the purpose of this Section 4.3, the term "default" means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the Securities.

        Section 4.4    Not Responsible for Recitals or Issuance of Securities.     The Trustee shall not be accountable for Parent's use of the Securities or the proceeds from the Securities. The Recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of Parent, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Agreement or of the Securities.

        Section 4.5    May Hold Securities.     The Trustee, any Paying Agent, Security Registrar or any other agent of Parent, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to Sections 4.8 and 4.13, may otherwise deal with Parent with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

        Section 4.6    Money Held in Trust.     Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by Law. The Trustee shall be under no liability for interest on any money received by it hereunder.

        Section 4.7    Compensation and Reimbursement.     Parent agrees:

          (a)   to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder in such amount as Parent and the Trustee shall agree from time to time (which compensation shall not be limited by any provision of Law in regard to the compensation of a trustee of an express trust);

          (b)   except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Agreement (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee's bad faith, negligence or willful misconduct; and

          (c)   to indemnify the Trustee and each of its agents, officers, directors and employees (each an "indemnitee") for, and to hold it harmless against, any loss, liability or expense (including attorneys fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

  Parent's payment obligations pursuant to this Section 4.7 shall survive the termination of this Agreement. When the Trustee incurs expenses after the occurrence of an Event of Default specified in Section 8.1(c) or 8.1(d) with respect to Parent, the expenses are intended to constitute expenses of administration under bankruptcy Laws.

        Section 4.8    Disqualification; Conflicting Interests.

          (a)   If applicable, to the extent that the Trustee or Parent determines that the Trustee has a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall, within ninety (90) days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Agreement. Parent shall take prompt steps to have a successor appointed in the manner provided in this Agreement.

          (b)   In the event the Trustee shall fail to comply with the foregoing Subsection 4.8(a), the Trustee shall, within ten (10) days of the expiration of such ninety (90) day period, transmit a notice of such failure to the Holders in the manner and to the extent provided in the Trust Indenture Act and this Agreement.

          (c)   If the Trustee fails to comply with Section 4.8(a) after written request therefore by Parent or any Holder, any Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

        Section 4.9    Corporate Trustee Required; Eligibility.     There shall at all times be a Trustee hereunder which satisfies the applicable requirements of Sections 310(a)(1) and (5) of the Trust Indenture Act and has a combined capital and surplus of at least one hundred million dollars ($100,000,000). If such corporation publishes reports of condition at least annually, pursuant to Law or to the requirements of a supervising or examining authority, then for the purposes of this Section 4.9, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 4.

        Section 4.10    Resignation and Removal; Appointment of Successor.

          (a)   No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 4 shall become effective until the acceptance of appointment by the successor Trustee under Section 4.11.

          (b)   The Trustee, or any trustee or trustees hereafter appointed, may resign at any time by giving written notice thereof to Parent. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

          (c)   The Trustee may be removed at any time by an Act of the Acting Holders, delivered to the Trustee and to Parent.

          (d)   If at any time:

            (1)   the Trustee shall fail to comply with Section 4.8 after written request therefor by Parent or by any Holder who has been a bona fide Holder of a Security for at least six months, or

            (2)   the Trustee shall cease to be eligible under Section 4.9 and shall fail to resign after written request therefor by Parent or by any such Holder, or

            (3)   the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (i) Parent, by a Board Resolution, may remove the Trustee, or (ii) the Holder of any Security who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

          (e)   If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, Parent, by a Board Resolution, shall promptly appoint a successor Trustee. If, within one year after any removal by Holders of a majority of the Outstanding Securities, a successor Trustee shall be appointed by act of the Holders of a majority of the Outstanding Securities delivered to Parent and the retiring Trustee the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 4.11, become the successor Trustee and supersede the successor Trustee appointed by Parent. If no successor Trustee shall have been so appointed by Parent or the Holders of the Securities and accepted appointment within sixty (60) days after the retiring Trustee tenders its resignation or is removed, the retiring Trustee may, or, the Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

          (f)    Parent shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Trustee, it shall not be a default hereunder but the successor Trustee shall cause the notice to be mailed at the expense of Parent.

        Section 4.11    Acceptance of Appointment of Successor.

          (a)   Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, upon request of Parent or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, Parent shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

          (b)   No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article 4.

        Section 4.12    Merger, Conversion, Consolidation or Succession to Business.     Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, by sale or otherwise shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 4, without the execution or filing of any paper or any further act on the part of any of the Parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, sale or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and such certificate shall have the full force which it is anywhere in the Securities or in this Agreement provided that the certificate of the Trustee shall have; provided that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

        Section 4.13    Preferential Collection of Claims Against Company.     If and when the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of Parent (or any other obligor upon the Securities), excluding any creditor relationship set forth in Section 311(b) of the Trust Indenture Act, if applicable, the Trustee shall be subject to the applicable provisions of the Trust Indenture Act regarding the collection of claims against Parent (or any such other obligor).

ARTICLE 5
HOLDERS' LISTS AND REPORTS BY THE TRUSTEE AND COMPANY

        Section 5.1    Company to Furnish to Trustee Names and Addresses of Holders.     Parent will furnish, or cause to be furnished to the Trustee (i) promptly after the issuance of the Securities, and semi-annually thereafter, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a recent date, and (ii) at such times as the Trustee may request in writing, within thirty (30) days after receipt by Parent of any such request, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that if and so long as the Trustee shall be the Security Registrar, no such list need be furnished.

        Section 5.2    Preservation of Information; Communications to Holders.

          (a)   The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 5.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 5.1 upon receipt of a new list so furnished.

          (b)   The rights of the Holders to communicate with other Holders with respect to their rights under this Agreement and the corresponding rights and privileges of the Trustee shall be as provided by Section 312(b)(2) of the Trust Indenture Act, if applicable.

          (c)   Every Holder of Securities, by receiving and holding the same, agrees with Parent and the Trustee that neither Parent nor the Trustee shall be deemed to be in violation of Law or held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act (if applicable) regardless of the source from which such information was derived.

        Section 5.3    Reports by Trustee.

          (a)   Within sixty (60) days after December 31 of each year commencing with the December 31 following the date of this Agreement, the Trustee shall transmit to all Holders such reports concerning the Trustee and its actions under this Agreement as may be required pursuant to the Trust Indenture Act to the extent and in the manner provided pursuant thereto. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act, if applicable. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act, if applicable.

          (b)   A copy of each such report shall, at the time of such transmission to the Holders, be filed by the Trustee with each stock exchange, if any, upon which the Securities are listed, with the Commission and also with Parent. Parent will promptly notify the Trustee when the Securities are listed on any stock exchange.

        Section 5.4    Reports by Company.     Parent shall:

          (a)   file with the Trustee, (i) within ten (10) days after Parent is required to file the same with the Commission, copies of the annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which Parent is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act (such required information, documents and other reports, together the "Exchange Act Documents"); and (ii) if Parent is not required to file Exchange Act Documents under Section 13 or 15(d) of the Exchange Act, within forty-five (45) days after each calendar quarter of Parent (other than the last quarter of each calendar year), quarterly financial information and, within ninety (90) days after each calendar year of Parent, annual financial information that would be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations (provided that Parent also delivers with, or includes within, the quarterly reports referred to in (i) and (ii) a calculation of Net Sales for the Product for such quarterly period);

          (b)   file with the Trustee, within ten (10) days after Parent files its quarterly report with the Commission for any quarter if Parent is required to file Exchange Act Documents under Section 13 or 15(d) of the Exchange Act, or if Parent is not required to file Exchange Act Documents under Section 13 or 15(d) of the Exchange Act within thirty (30) days after each calendar quarter, a Net Sales Statement with respect to the last completed calendar quarter;

          (c)   file with the Trustee such additional information, documents and reports with respect to compliance by Parent with the conditions and covenants of this Agreement as may be required from time to time by the rules and regulations of the Commission; and

          (d)   make available to the Holders on Parent's website as of an even date with the filing of such materials with the Trustee, the information, documents and reports required to be filed by Parent pursuant to subsections (a), (b) and (c) of this Section 5.4.

Delivery of the reports, information and documents described in Section 5.4(a) and (c) shall not constitute constructive notice of any information contained therein or determinable there from, including Parent's compliance with any of its covenants or other obligations hereunder as to which the Trustee is entitled to rely exclusively on Officer's Certificates.

ARTICLE 6
AMENDMENTS

        Section 6.1    Amendments Without Consent of Holders.

          (a)   Without the consent of any Holders or the Trustee, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 9.1.

          (b)   Without the consent of any Holders, Parent and the Trustee, at any time and from time to time, may enter into one or more amendments hereto or to the Securities, for any of the following purposes:

              (i)  to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets; or

             (ii)  to evidence the succession of another Person to Parent, and the assumption by any such successor of the covenants of Parent herein and in the Securities; or

            (iii)  to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as its Board of Directors and the Trustee shall consider to be for the protection of the Holders of Securities, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Agreement as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Acting Holders to waive such an Event of Default; or

            (iv)  to cure any ambiguity, or to correct or supplement any provision herein or in the Securities which may be defective or inconsistent with any other provision herein; provided, that such provisions shall not adversely affect the interests of the Holders; or

             (v)  to make any other provisions with respect to matters or questions arising under this Agreement; provided, that such provisions shall not adversely affect the interests of the Holders;

            (vi)  to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

           (vii)  make any change that does not adversely affect the interests of the Holders.

          (viii)  Promptly following any amendment of this Agreement or the Securities in accordance with this Section 6.1, the Trustee shall notify the Holders of the Securities of such amendment; provided that any failure so to notify the Holders shall not affect the validity of such amendment.

        Section 6.2    Amendments with Consent of Holders.     With the consent of the Majority Holders, by Act of said Holders delivered to the Company or the Trustee, Parent (when authorized by a Board Resolution), at any time and from time to time, may enter into one or more amendments hereto or to the Securities for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or to the Securities or of modifying in any manner the rights of the Holders under this Agreement or to the Securities; provided, however, that no such amendment shall, without the consent of the Holder of each Outstanding Security affected thereby:

          (a)   modify in a manner adverse to the Holders (i) any provision contained herein with respect to the termination of this Agreement or the Securities, (ii) the time for payment and amount of any payment to be made to the Holders pursuant to this Agreement, or otherwise extend the time for payment of the Securities or reduce the amounts payable in respect of the Securities or modify any other payment term or payment date;

          (b)   reduce the number of CVRs, the consent of whose Holders is required for any such amendment; or

          (c)   modify any of the provisions of this Section 6.2, except to increase the percentage of Holders from whom consent is required or to provide that certain other provisions of this Agreement cannot be modified or waived without the consent of the Holder of each Security affected thereby.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such Act shall approve the substance thereof.

        Section 6.3    Execution of Amendments.     In executing any amendment permitted by this Article 6, the Trustee (subject to Section 4.1) shall be fully protected in relying upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Trustee shall execute any amendment authorized pursuant to this Article 6 if the amendment does not adversely affect the Trustee's own rights, duties or immunities under this Agreement or otherwise. Otherwise, the Trustee may, but need not, execute such amendment.

        Section 6.4    Effect of Amendments; Notice to Holders.

          (a)   Upon the execution of any amendment under this Article 6, this Agreement and the Securities shall be modified in accordance therewith, and such amendment shall form a part of this Agreement and the Securities for all purposes; and every Holder of Securities theretofore or thereafter authenticated, as applicable, and delivered hereunder shall be bound thereby.

          (b)   Promptly after the execution by Parent and the Trustee of any amendment pursuant to the provisions of this Article 6, Parent shall mail a notice thereof by first class mail to the Holders of Securities at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such amendment. Any failure of Parent to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

        Section 6.5    Conformity with Trust Indenture Act.     Every amendment executed pursuant to this Article 6 shall conform to the applicable requirements of the Trust Indenture Act, if any.

        Section 6.6    Reference in Securities to Amendments.     If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. Global Securities authenticated and delivered after the execution of any amendment pursuant to this Article 6 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment. If Parent shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such amendment may be prepared and executed by Parent, as applicable, and authenticated, as applicable, and delivered by the Trustee in exchange for Outstanding Securities. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

ARTICLE 7
COVENANTS

        Section 7.1    Payment of Amounts, if any, to Holders.     Parent will duly and punctually pay the amounts, if any, on the Securities in accordance with the terms of the Securities and this Agreement. Such amounts shall be considered paid on the applicable CVR Payment Date if on such date the Trustee or the Paying Agent holds in accordance with this Agreement money sufficient to pay all such amounts then due. Notwithstanding any other provision of this Agreement, Parent or any of its Affiliates (including the Surviving Corporation, as applicable), the Trustee or the Paying Agent, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from amounts (including CVRs) otherwise payable pursuant to this Agreement, such amounts as Parent or any of its Affiliates, the Trustee or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent or any of its Affiliates, the

Trustee or the Paying Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law and (b) treated for all purposes of this Agreement as having been paid to such Holder in respect of which such deduction and withholding was made by Parent or any of its Affiliates, the Trustee or the Paying Agent, as the case may be. The consent of Holder shall not be required for any such withholding.

        Section 7.2    Maintenance of Office or Agency.

          (a)   As long as any of the Securities remain Outstanding, Parent will maintain in the Borough of Manhattan, the City of New York, an office or agency (i) where Securities may be presented or surrendered for payment, (ii) where Securities may be surrendered for registration of transfer or exchange and (iii) where notices and demands to or upon Parent in respect of the Securities and this Agreement may be served. The office or agency of the Trustee at [    •    ] shall be such office or agency of Parent, unless Parent shall designate and maintain some other office or agency for one or more of such purposes. Parent or any of its Subsidiaries may act as Paying Agent, registrar or transfer agent; provided that such Person shall take appropriate actions to avoid the commingling of funds. Parent will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time Parent shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and Parent hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

          (b)   Parent may from time to time designate one or more other offices or agencies (in or outside of the City of New York) where the Securities may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve Parent of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. Parent will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

        Section 7.3    Money for Security Payments to be Held in Trust.

          (a)   If Parent or any of its Subsidiaries shall at any time act as the Paying Agent, it will, on or before a CVR Payment Date, as the case may be, segregate and hold in trust for the benefit of the Holders all sums held by such Paying Agent for payment on the Securities until such sums shall be paid to the Holders as herein provided, and will promptly notify the Trustee of any default by Parent in making payment on the Securities.

          (b)   Whenever Parent shall have one or more Paying Agents for the Securities, it will, on or before a CVR Payment Date deposit with a Paying Agent a sum in same day funds sufficient to pay the amount, if any, so becoming due; such sum to be held in trust for the benefit of the Persons entitled to such amount, and (unless such Paying Agent is the Trustee) Parent will promptly notify the Trustee of such action or any failure so to act.

          (c)   Parent will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 7.3, that (i) such Paying Agent will hold all sums held by it for the payment of any amount payable on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will notify the Trustee of the sums so held and (ii) that it will give the Trustee notice of any failure by Parent (or by any other obligor on the Securities) to make any payment on the Securities when the same shall be due and payable.

          (d)   Any money deposited with the Trustee or any Paying Agent, or then held by Parent, in trust for the payment on any Security and remaining unclaimed for one (1) year after a CVR Payment Date shall be paid to Parent on Parent Request, or (if then held by Parent) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to Parent for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease.

        Section 7.4    Certain Purchases and Sales.     Nothing contained herein shall prohibit Parent or any of its Subsidiaries or Affiliates from acquiring in open market transactions, private transactions or otherwise, the Securities; provided that prior to any acquisition of any Securities, Parent must publicly disclose the amount of Securities which it has been authorized to acquire as well as the amount of Securities it has acquired as of the end of the quarterly or annual period reported in such quarterly or annual report pursuant to Section 5.4.

        Section 7.5    Books and Records.     Parent shall keep, and shall cause its Subsidiaries to keep, true, complete and accurate records in sufficient detail to enable the amounts payable under this Agreement to be determined by the Holders and their consultants or professional advisors, for a period of three (3) years following the termination of this Agreement.

        Section 7.6    Audits.

          (a)   Upon the written request of the Acting Holders within one year of the date of the Milestone Notice (the "Review Request Period"), Parent shall permit, and shall cause its controlled Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of the Company as may be reasonably necessary to verify the accuracy of the Net Sales Statements and the figures underlying the calculations set forth therein, including, without limitation, all written materials related to any sale transaction reasonably requested by such Independent Accountant. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Net Sales Statements that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statements that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause to its controlled Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent. The Independent Accountant shall disclose to Parent and the Acting Holders any matters directly related to their findings to the extent necessary to verify the accuracy or completeness of the Net Sales Statements. The fees charged by such accounting firm shall be paid by Parent.

          (b)   If the Independent Accountant concludes that the Net Sales Milestone Payment was properly due but was not paid to the Holders, Parent shall pay the Net Sales Milestone Payment within ten (10) days of the date the Acting Holders deliver to Parent the Independent Accountant's written report (the "Shortfall Report"); provided that the Net Sales Milestone Payment amount shall bear interest at the Default Interest Rate beginning from the date the Net Sales Milestone Payment should have been duly and punctually made had the Net Sales Milestone Payment been made in accordance with the Shortfall Report, and running until payment is made to the Trustee. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.

          (c)   If, upon the expiration of the Review Request Period, the Acting Holders have not requested a review of the Net Sales Statements in accordance with this Section 7.6, the calculations set forth in the Net Sales Statements shall be binding and conclusive upon the Holders.

          (d)   Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 7.6 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any controlled Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

          (e)   Parent shall not, and shall cause its Affiliates not to, enter into any license or distribution agreement with any third party (other than Parent or its Affiliates) with respect to the Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to this Section 7.6 such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to this Section 7.6; provided that Parent and its Affiliates shall not be required to amend any Existing Licenses, but shall use their respective commercially reasonable efforts to obtain the consent of such other party to such access. The Parties agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Acting Holders' request for an audit under this Section 7.6 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent's prior audit of such licensee or distributor will be used for purposes of the audit requested by the Acting Holders under this Section 7.6 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee until such time as Parent may again exercise its rights of audit under the license agreement with such licensee.

        Section 7.7    Listing of CVRs.     Parent hereby covenants and agrees to cause the Securities to be approved for listing (subject to notice of issuance) for trading on the Nasdaq Stock Market and will maintain such listing for so long as any CVRs remain Outstanding.

        Section 7.8    Product Transfer.     So long as the CVRs remain Outstanding, Parent and its Affiliates may not, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sell, transfer, convey or otherwise dispose of their respective rights in and to the Product to a third party (other than Parent or its Affiliates), unless at all times after any such sale, transfer, conveyance or other disposition, the gross amounts invoiced for the Product by the applicable transferee will be reflected in Net Sales in accordance with the terms hereunder (with the transferee substituted for Parent for purposes of the definition of "Net Sales") as if such transferee was Parent, and the contract for such sale, transfer, conveyance or other disposition (which Parent shall take all reasonable actions necessary to enforce in all material respects) shall provide for such treatment and shall require the transferee to comply with the covenants in this Section 7.8 and Sections 7.5, 7.9 and 7.10 hereof to the same extent as Parent. For purposes of clarification, this Section 7.8 shall not apply to sales of the Product made by Parent or its Affiliates or ordinary course licensing arrangements between Parent and its Affiliates, on the one hand, and third party licensees, distributors and contract manufacturers, on the other hand, entered into in the ordinary course of business for purposes of developing, manufacturing, distributing and selling the Product and for which the gross amounts invoiced for sales of the Product by the applicable third party licensee, distributor or contract manufacturer will be reflected in Net Sales of the Product in accordance with the terms of this Agreement.

        Section 7.9    Diligent Efforts.     Parent shall, and shall cause its controlled Affiliates and any other Selling Entity to, use Diligent Efforts to achieve the Third Net Sales Milestone as promptly as practicable prior to the Net Sales Milestone Payment Termination Date.

        Section 7.10    Notice of Default.     Parent shall file with the Trustee written notice of the occurrence of any Event of Default or other default under this Agreement within five (5) business days of its becoming aware of any such default or Event of Default. Parent shall deliver to the Trustee within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2013) an

Officer's Certificate stating whether or not to the best knowledge of the signer thereof Parent is in default in the performance and observance of any of the conditions or covenants under this Agreement (without regard to any period of grace or requirement of notice provided hereunder) and if Parent shall be in default, specifying all such defaults and the nature and status thereof.

        Section 7.11    Confidentiality.     The Trustee and the Holders hereby agree that any confidential or non-public information (including Net Sales Statements) they receive from or on behalf of Parent or any Affiliate of Parent, which receipt arises out of the transactions contemplated by this Agreement (the "Confidential Information"), shall: (a) not be used for any purpose other than for purposes permitted under this Agreement; (b) not be used directly or indirectly in any way that is for competitive purposes; and (c) not be disclosed by, and be kept confidential by, such Trustee and the Holders and its directors, officers, members, managers, employees, affiliates, and agents (collectively, "Representatives"); provided, however, that any such Confidential Information may be disclosed only to their Representatives (including the Independent Accountant) who (i) need to know such Confidential Information and (ii) are bound in writing to a non-disclosure agreement no less restrictive than this Section 7.11. It is understood that such Representatives shall be informed by the Trustee or the applicable Holder of the confidential nature of such Confidential Information, and that the Trustee or such Holder, as applicable, shall be responsible for any disclosure or use made by its Representatives inbreach of obligations under this Agreement to the same extent as if such disclosure or use had been made directly by the Trustee or such Holder, as applicable. "Confidential Information" shall not include any information that is (i) publicly available other than because of a breach of this Section 7.11 by the Trustee or the Holders or any of their respective Representatives or (ii) is lawfully disclosed to the Trustee or Holders by sources (other than Parent or its Affiliates) rightfully in possession of the Confidential Information. If the Trustee, Holders or their respective Representatives are legally required or requested to disclose any Confidential Information, they will in advance of such disclosure, unless otherwise prohibited by Law, promptly notify Parent of such request or requirement so that Parent may seek to avoid or minimize the required disclosure and/or obtain an appropriate protective order or other appropriate relief to ensure that any Confidential Information so disclosed is maintained in confidence to the maximum extent possible by the Person receiving the disclosure, or, in Parent's discretion, to waive compliance with the provisions of this Agreement. In any such case, the Trustee and the Holders agree to cooperate and use commercially reasonable efforts to avoid or minimize the required disclosure and/or obtain such protective order or other relief. If, in the absence of a protective order or the receipt of a waiver hereunder, the Trustee, Holders or their respective Representatives are legally obligated to disclose any Confidential Information, they will disclose only so much thereof to the party compelling disclosure as they believe in good faith, on the basis of advice of counsel, is required by Law. The Trustee and Holders shall give Parent prior written notice of the specific Confidential Information that they believe they are required to disclose under such circumstances. All Confidential Information disclosed by or on behalf of Parent or any of its Affiliates shall be, and shall remain, the property of Parent or such Affiliate.

        Section 7.12    Non-use of Name.     Neither the Trustee nor the Holders shall use the name, trademark, trade name, or logo of Parent, its Affiliates, or their respective employees in any publicity or news release relating to this Agreement or its subject matter, without the prior express written permission of Parent.

ARTICLE 8
REMEDIES OF THE TRUSTEE AND HOLDERS
ON EVENT OF DEFAULT

        Section 8.1    Event of Default Defined; Waiver of Default.     "Event of Default" with respect to the Securities, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (a)   default in the payment of all or any part of any CVR Payment after a period of ten (10) Business Days after such CVR Payment shall become due and payable on a CVR Payment Date or otherwise; or

          (b)   material default in the performance, or breach in any material respect, of any covenant or warranty of Parent in respect of the Securities (other than a covenant or warranty in respect of the Securities, a default in whose performance or whose breach is elsewhere in this Section 8.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after there has been given, by registered or certified mail, to Parent by the Trustee or to Parent and the Trustee by the Acting Holders, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

          (c)   a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Parent in an involuntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Parent or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; or

          (d)   Parent shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such Law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Parent or for any substantial part of its property, or make any general assignment for the benefit of creditors.

        If an Event of Default described above occurs and is continuing, then, and in each and every such case, either the Trustee or the Trustee upon the written request of the Acting Holders by notice in writing to Parent (and to the Trustee if given by the Acting Holders), shall bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Interest Rate until payment is made to the Trustee.

        The foregoing provisions, however, are subject to the condition that if, at any time after the Trustee shall have begun such suit, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, Parent shall pay or shall deposit with the Trustee a sum sufficient to pay all amounts which shall have become due (with interest upon such overdue amount at the Default Interest Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the Trustee, and if any and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Trustee, may waive all defaults with respect to the Securities, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof.

        Section 8.2    Collection by the Trustee; the Trustee May Prove Payment Obligations.     Parent covenants that in case default shall be made in the payment of all or any part of the Securities when the same shall have become due and payable, whether at a CVR Payment Date or otherwise, then upon demand of the Trustee, Parent will pay to the Trustee for the benefit of the Holders of the Securities the whole amount that then shall have become due and payable on all Securities (with interest from the date due and payable to the date of such payment upon the overdue amount at the Default Interest Rate); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith.

        The Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Agreement or in aid of the exercise of any power granted herein, or to enforce any other remedy.

        In case Parent shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at Law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against Parent or other obligor upon such Securities and collect in the manner provided by Law out of the property of Parent or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

        In any judicial proceedings relative to Parent or other obligor upon the Securities, irrespective of whether any amount is then due and payable with respect to the Securities, the Trustee is authorized:

          (a)   to file and prove a claim or claims for the whole amount owing and unpaid in respect of the Securities, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to Parent or other obligor upon the Securities, or to their respective property;

          (b)   unless prohibited by and only to the extent required by applicable Law, to vote on behalf of the Holders in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings; and

          (c)   to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith, and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 4.7. To the extent that such payment of reasonable compensation, expenses, disbursements, advances and other amounts out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, moneys, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities, or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

        All rights of action and of asserting claims under this Agreement, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof and any trial or other proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

        In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Agreement to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders of such Securities parties to any such proceedings.

        Section 8.3    Application of Proceeds.     Any monies collected by the Trustee pursuant to this Article 8 in respect of any Securities shall be applied in the following order at the date or dates fixed by the Trustee upon presentation of the several Securities in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment in exchange for the presented Securities if only partially paid or upon surrender thereof if fully paid:

          FIRST:    To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its bad faith, negligence or willful misconduct, and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 4.7;

          SECOND:    To the payment of the whole amount then owing and unpaid upon all the Securities, with interest at the Default Interest Rate on all such amounts, and in case such monies shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities, then to the payment of such amounts without preference or priority of any security over any other Security, ratably to the aggregate of such amounts due and payable; and

          THIRD:    To the payment of the remainder, if any, to Parent or any other Person lawfully entitled thereto.

        Section 8.4    Suits for Enforcement.     In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at Law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right vested in the Trustee by this Agreement or by Law.

        Section 8.5    Restoration of Rights on Abandonment of Proceedings.     In case the Trustee or any Holder shall have proceeded to enforce any right under this Agreement and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then and in every such case Parent and the Trustee and the Holders shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of Parent, the Trustee and the Holders shall continue as though no such proceedings had been taken.

        Section 8.6    Limitations on Suits by Holders.     Subject to the right of the Acting Holders under Section 7.6, no Holder of any Security shall have any right by virtue or by availing of any provision of this Agreement to institute any action or proceeding at Law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written Notice of Default and of the continuance thereof, as hereinbefore provided, and unless also the Acting Holders shall have made written request upon the Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 8.9. For the protection and enforcement of the provisions of this Section 8.6, each and every Holder and the Trustee shall be entitled to such relief as can be given either at Law or in equity.

        Section 8.7    Unconditional Right of Holders to Institute Certain Suits.     Notwithstanding any other provision in this Agreement and any provision of any Security, the right of any Holder of any Security to receive payment of the amounts payable in respect of such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

        Section 8.8    Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.

          (a)   Except as provided in Section 8.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

          (b)   No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 8.6, every power and remedy given by this Agreement or by Law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

        Section 8.9    Control by Holders.

          (a)   The Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to the Securities by this Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this Agreement; and provided further that (subject to the provisions of Section 4.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee or a committee of directors or responsible officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities not joining in the giving of said direction.

          (b)   Nothing in this Agreement shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

        Section 8.10    Waiver of Past Defaults.

          (a)   In the case of a default or an Event of Default specified in clause (b), (c) or (d) of Section 8.1, the Acting Holders may waive any such default or Event of Default, and its consequences except a default in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, Parent, the Trustee and the Holders of the Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

          (b)   Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Agreement; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

        Section 8.11    The Trustee to Give Notice of Default, but May Withhold in Certain Circumstances.     The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register (as provided under Section 313(c) of the Trust Indenture Act, if applicable), notice by mail of all defaults which have occurred and are known to the Trustee, such notice to be transmitted within ninety (90) days after the occurrence thereof, unless such defaults shall have been cured before the giving of such notice (the term "default" for the purposes of this Section 8.11 being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the amounts payable in respect of any of the Securities, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

        Section 8.12    Right of Court to Require Filing of Undertaking to Pay Costs.     All Parties to this Agreement agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Agreement or in any suit against the Trustee for any action taken, suffered or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 8.12 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than ten percent (10%) of the Securities Outstanding or to any suit instituted by any Holder for the enforcement of the payment of any Security on or after the due date expressed in such Security.

ARTICLE 9
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

        Section 9.1    Parent Successors and Assigns.     Notwithstanding anything to the contrary in this Agreement, Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent or to any purchaser or licensee of substantial rights to the Product (each, an "Assignee"). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub (or the other assignor) shall remain liable for the performance by Parent and Merger Sub

(and such other assignor, if applicable) of their obligations hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent's successors and each Assignee, and this Agreement shall not restrict Parent's, any Assignee's or any of their respective successor's ability to merge or consolidate. Each of Parent's successors shall expressly assume by an instrument supplemental hereto, executed and delivered to the Trustee, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

        Section 9.2    Company May Consolidate, etc., on Certain Terms.     Parent covenants that it will not merge or consolidate with or into any other Person or sell or convey all or substantially all of its assets to any Person, unless, (i) Parent shall be the continuing Person, or the successor Person or the Person which acquires by sale or conveyance substantially all the assets of Parent (including the shares of Parent) shall be a Person organized under the Laws of the United States of America or any State thereof and shall expressly assume by an instrument supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Agreement to be performed or observed by Parent and (ii) Parent, or such successor Person, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

        Section 9.3    Successor Person Substituted.

          (a)   In case of any such consolidation, merger, sale or conveyance, and following such an assumption by the successor Person, such successor Person shall succeed to and be substituted for Parent with the same effect as if it had been named herein. Such successor Person may cause to be signed, and may issue either in its own name or in the name of Parent prior to such succession any or all of the Securities issuable hereunder, in the case of Global Securities, which theretofore shall not have been signed by Parent and delivered to the Trustee; and, upon the order of such successor corporation instead of Parent and subject to all the terms, conditions and limitations in this Agreement prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered to the Trustee for authentication, and any Securities which such successor corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued shall in all respects have the same legal rank and benefit under this Agreement as the Securities theretofore or thereafter issued in accordance with the terms of this Agreement as though all of such Securities had been issued at the date of the execution hereof.

          (b)   In case of any such consolidation, merger, sale or conveyance, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate. The successor entity to such consolidation, merger, sale or conveyance may satisfy the obligations of Section 5.4(a)(i) and (ii) of this Agreement by providing copies of such successor entity's Exchange Act Documents in the case of Section 5.4(a)(i) or such successor entity's financial information in the case of Section 5.4(a)(ii).

          (c)   In the event of any such sale, transfer or conveyance (other than a conveyance by way of lease) Parent or any Person which shall theretofore have become such in the manner described in this Article 9 shall be discharged from all obligations and covenants under this Agreement and the Securities and may be liquidated and dissolved.

        Section 9.4    Opinion of Counsel to the Trustee.     The Trustee, subject to the provisions of Sections 4.1 and 4.2, shall receive an Officer's Certificate and Opinion of Counsel, prepared in accordance with Sections 1.3 and 1.4, as conclusive evidence that any such consolidation, merger, sale or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this Agreement, and if a supplemental agreement is required in connection with such transaction, such supplemental agreement complies with this Article 9 and that there has been compliance with all conditions precedent herein provided for or relating to such transaction.

        Section 9.5    Successors.     All covenants, provisions and agreements in this Agreement by or for the benefit of Parent, the Trustee or the Holders shall bind and inure to the benefit of their respective successors, assigns, heirs and personal representatives, whether so expressed or not. Parent may assign this Agreement without the prior written consent of the other Parties to this Agreement to one or more of its direct or indirect Subsidiaries, provided, however, that in the event of any such assignment Parent shall remain subject to its obligations and covenants hereunder, including but not limited to its obligation to make the CVR Payments.

ARTICLE 10
PURCHASE OF SECURITIES UPON CVR FAILURE EVENT

        Section 10.1    Notice of Trustee.     In the event that a Failure Purchase Eligibility Date has occurred and Parent elects to purchase the Securities pursuant to the provisions of Section 10.5 hereof (a "Failure Purchase"), it shall furnish to the Trustee, at least thirty (30) days (unless a shorter period shall be agreed to by the Trustee) but not more than sixty (60) days before the date on which Parent proposes to consummate the Failure Purchase (any such date, a "Failure Purchase Date") (but in any event prior to the notice provided pursuant to Section 10.2 hereof), an Officer's Certificate (a "Failure Purchase Offer") setting forth (i) the clause of this Agreement pursuant to which the Failure Purchase shall occur, (ii) the Failure Purchase Date, and (iii) the Failure Purchase Price, determined in accordance with Section 10.5 hereof.

        Section 10.2    Notice of Failure Purchase.     At least thirty (30) days but not more than sixty (60) days before a Failure Purchase Date, Parent shall mail or cause to be mailed, a notice of Failure Purchase to each Holder at its registered address (the "Failure Purchase Notice") and shall publicly disclose the election of the Failure Purchase and the information required to be contained in the Failure Purchase Notice pursuant to this Section 10.2. The Failure Purchase Notice shall identify the number of Securities Outstanding and shall state:

          (a)   the Failure Purchase Date;

          (b)   the Failure Purchase Price;

          (c)   the name and address of the Paying Agent;

          (d)   that Securities must be surrendered to the Paying Agent to collect the Failure Purchase Price;

          (e)   that, unless Parent fails to make payment of the Failure Purchase Price, all right, title and interest in and to the Securities and any CVR Payment or any other amounts due under this Agreement, if any, on Securities called for Failure Purchase ceases to accrue on and after the Failure Purchase Date;

          (f)    the clause of this Agreement pursuant to which the Failure Purchase shall occur; and

          (g)   that no representation is made as to the correctness or accuracy of the CUSIP and ISIN number, if any, listed in such notice or printed on the Securities.

        At Parent's request, the Trustee shall give the Failure Purchase Notice in the Parent's name and at its expense; provided, however, that Parent shall have delivered to the Trustee at least forty five (45) days (unless a shorter period shall be agreed to by the Trustee) but not more than sixty (60) days prior to the Failure Purchase Date, an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

        Section 10.3    Effect of Failure Purchase Notice.     Once the Failure Purchase Notice is mailed in accordance with Section 10.2 hereof, the Securities shall become irrevocably due and payable on the Failure Purchase Date at the Failure Purchase Price. A Failure Purchase Notice shall be deemed to be given when mailed, whether or not the Holder receives the notice. In any event, failure to give a particular Holder his or her Failure Purchase Notice, or any defect in such notice, shall not affect the validity of the proceedings for the Failure Purchase.

        Section 10.4    Deposit of Failure Purchase Price.     On or one (1) Business Day prior to the Failure Purchase Date, Parent shall deposit with the Trustee or with the Paying Agent (if different from the Trustee) money sufficient to pay the Failure Purchase Price of all Securities Outstanding on that date. The Trustee or the Paying Agent shall promptly return to Parent any money deposited with the Trustee or the Paying Agent by Parent in excess of the amounts necessary to pay the Failure Purchase Price of all Securities Outstanding.

        If Parent complies with the provisions of the preceding paragraph, on and after the Failure Purchase Date, all right, title and interest of a Holder to any CVR Payment, if any, shall cease to accrue on the Securities. If any Security called for Failure Purchase shall not be so paid upon surrender for Failure Purchase because of the failure of Parent to comply with the preceding paragraph, interest shall be paid on the unpaid Failure Purchase Price from the Failure Purchase Date, until such Failure Purchase Price is paid at the Default Interest Rate.

        Section 10.5    Failure Purchase by Parent.     Parent may, for a period of thirty (30) days after any Failure Purchase Eligibility Date, issue the Failure Purchase Notice in accordance with Section 10.2. Upon issuance of the Failure Purchase Notice and in compliance with the other provisions of this Article 10, Parent shall, on the Failure Purchase Date specified in such Failure Purchase Notice, purchase and cancel all (but not less than all) of the Outstanding Securities at a cash price equal to 115% of the volume weighted average price paid per Security for all Securities traded over the forty-five (45) trading days prior to the fifth (5th) trading day prior to the date of the Failure Purchase Notice (the "Failure Purchase Price"). If Parent has not issued the Failure Purchase Notice within such thirty (30) day period after the occurrence of a Failure Purchase Eligibility Date, it shall not be entitled to issue a Failure Purchase Notice and purchase and cancel the Securities until the next instance in which a Failure Purchase Eligibility Date occurs.

[Signature Page Follows]

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

Cubist Pharmaceuticals, Inc.
By:
Name:
Title:
[•], as the Trustee
By:
Name:
Title:

[Signature Page to Agreement]

ANNEX A

        THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE CONTINGENT VALUE RIGHTS AGREEMENT (THE "AGREEMENT") HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY OR A SUCCESSOR DEPOSITARY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE AGREEMENT, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE AGREEMENT.

        UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DIRECT REGISTRATION FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

Cubist Pharmaceuticals, Inc.

No.	Certificate for	Contingent Value Rights
CUSIP	[•]

        This certifies that                        , or registered assigns (the "Holder"), is the registered holder of the number of Contingent Value Rights ("CVRs" or "Securities") set forth above. Each CVR entitles the Holder, subject to the provisions contained herein and in the Agreement referred to on the reverse hereof, to payments from Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), in an amounts and in the forms determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the Agreement referred to on the reverse hereof. Such payments shall be made on the CVR Payment Date, as defined in the Agreement referred to on the reverse hereof.

        Payment of any amounts pursuant to this CVR certificate shall be made only to the registered Holder (as defined in the Agreement) of this CVR certificate. Such payment shall be made in [    •    ], or at any other office or agency maintained by Parent for such purpose, in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, Parent may pay such amounts by wire transfer or check payable in such money. [    •    ] has been initially appointed as Paying Agent at its office or agency in [    •    ].

        Reference is hereby made to the further provisions of this CVR certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

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        Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this CVR certificate shall not be entitled to any benefit under the Agreement, or be valid or obligatory for any purpose.

        IN WITNESS WHEREOF, Parent has caused this instrument to be duly executed.

Dated:	Cubist Pharmaceuticals, Inc.
By:
Name:
Title:

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 [Form of Reverse of CVR certificate]

        1.     This CVR certificate is issued under and in accordance with the Contingent Value Rights Agreement, dated as of [    •    ], 2013 (the "Agreement"), between Parent and [    •    ], a [    •    ], as trustee (the "Trustee," which term includes any successor Trustee under the Agreement), and is subject to the terms and provisions contained in the Agreement, to all of which terms and provisions the Holder of this CVR certificate consents by acceptance hereof. The Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of Parent, the Trustee and the Holders of the CVRs. All capitalized terms used in this CVR certificate without definition shall have the respective meanings ascribed to them in the Agreement. Copies of the Agreement can be obtained by contacting the Trustee.

        2.     On the Net Sales Milestone Payment Date, Trustee shall pay to the Holder hereof, for each CVR represented hereby, an amount equal to $3.00, if the First Net Sales Milestone is achieved during the Measurement Period and neither the Second Net Sales Milestone nor the Third Net Sales Milestone is achieved during the Measurement Period, $4.00, if the Second Net Sales Milestone is achieved during the Measurement Period and the Third Net Sales Milestone is not achieved during the Measuring Period, or $5.00, if the Third Net Sales Milestone is achieved during the Measurement Period.

        3.     In the event of any conflict between this CVR certificate and the Agreement, the Agreement shall govern and prevail.

        4.     The Net Sales Milestone Payment, if any, and interest thereon, if any, shall be payable by Parent in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, Parent may pay such amounts by its check or wire transfer payable in such money. [    •    ] has been initially appointed as Paying Agent at its office or agency in [    •    ].

        5.     If an Event of Default occurs and is continuing, either the Trustee may or the Acting Holders, by notice to Parent and to the Trustee shall bring suit in accordance with the terms and conditions of the Agreement to protect the rights of the Holders, including to obtain payment of all amounts then due and payable, with interest at the Default Interest Rate from the date of the Event of Default through the date payment is made or duly provided for.

        6.     No reference herein to the Agreement and no provision of this CVR certificate or of the Agreement shall alter or impair the obligation of Parent, which is absolute and unconditional, to pay any amounts determined pursuant to the terms hereof and of the Agreement at the times, place and amount, and in the manner, herein prescribed.

        7.     As provided in the Agreement and subject to certain limitations therein set forth, the transfer of the CVRs represented by this CVR certificate is registrable on the Security Register, upon surrender of this CVR certificate for registration of transfer at the office or agency of Parent maintained for such purpose in [    •    ], duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to Parent and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new CVR certificates or Direct Registration Securities, for the same amount of CVRs, will be issued to the designated transferee or transferees. Parent hereby initially designates the office of [    •    ] at [    •    ] as the office for registration of transfer of this CVR certificate.

        8.     As provided in the Agreement and subject to certain limitations therein set forth, this CVR certificate is exchangeable for one or more CVR certificates or Direct Registration Securities representing the same number of CVRs as represented by this CVR certificate as requested by the Holder surrendering the same.

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        9.     No service charge will be made for any registration of transfer or exchange of CVRs, but Parent may require payment of a sum sufficient to cover all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange, other than exchanges pursuant to Section 3.5 of the Agreement.

        10.   Prior to the time of due presentment of this CVR certificate for registration of transfer, Parent, the Trustee and any agent of Parent or the Trustee may treat the Person in whose name this CVR certificate is registered as the owner hereof for all purposes, and neither Parent, the Trustee nor any agent shall be affected by notice to the contrary.

        11.   Neither Parent nor the Trustee has any duty or obligation to the holder of this CVR certificate, except as expressly set forth herein or in the Agreement.

        12.   Purchase of Securities Upon CVR Failing Event.

          (a)   Notice of Trustee.    In the event that a Failure Purchase Eligibility Date has occurred and Parent elects to purchase the Securities pursuant to the provisions of Section 10.5 of the Agreement (a "Failure Purchase"), it shall furnish to the Trustee, at least thirty (30) days (unless a shorter period shall be agreed to by the Trustee) but not more than sixty (60) days before the date on which Parent proposes to consummate the Failure Purchase (any such date, a "Failure Purchase Date") (but in any event prior to the notice provided pursuant to Section 10.2 of the Agreement), an Officer's Certificate (a "Failure Purchase Offer") setting forth (i) the clause of this Agreement pursuant to which the Failure Purchase shall occur, (ii) the Failure Purchase Date, and (iii) the Failure Purchase Price, determined in accordance with Section 10.5 hereof.

          (b)   Notice of Failure Purchase.    At least thirty (30) days but not more than sixty (60) days before a Failure Purchase Date, Parent shall mail or cause to be mailed, a notice of Failure Purchase to each Holder at its registered address (the "Failure Purchase Notice") and shall publicly disclose the election of the Failure Purchase and the information required to be contained in the Failure Purchase Notice pursuant to this Section 12(b). The Failure Purchase Notice shall identify the number of Securities Outstanding and shall state:

              (i)  the Failure Purchase Date;

             (ii)  the Failure Purchase Price;

            (iii)  the name and address of the paying agent;

            (iv)  that Securities must be surrendered to the Paying Agent to collect the Failure Purchase Price;

             (v)  that, unless Parent fails to make payment of the Failure Purchase Price, all right, title and interest in and to the Securities and any CVR Payment or any other amounts due under this Agreement, if any, on Securities called for Failure Purchase ceases to accrue on and after the Failure Purchase Date;

            (vi)  the clause of the Agreement pursuant to which the Failure Purchase shall occur; and

           (vii)  that no representation is made as to the correctness or accuracy of the CUSIP and ISIN number, if any, listed in such notice or printed on the Securities.

          At Parent's request, the Trustee shall give the Failure Purchase Notice in the Parent's name and at its expense; provided, however, that Parent shall have delivered to the Trustee at least forty five (45) days (unless a shorter period shall be agreed to by the Trustee) but not more than sixty (60) days prior to the Failure Purchase Date, an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

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          (c)   Effect of Failure Purchase Notice    Once the Failure Purchase Notice is mailed in accordance with Section 10.2 of the Agreement, the Securities shall become irrevocably due and payable on the Failure Purchase Date at the Failure Purchase Price. A Failure Purchase Notice shall be deemed to be given when mailed, whether or not the Holder receives the notice. In any event, failure to give a particular Holder his or her Failure Purchase Notice, or any defect in such notice, shall not affect the validity of the proceedings for the Failure Purchase.

          (d)   Deposit of Failure Purchase Price    On or one (1) Business Day prior to the Failure Purchase Date, Parent shall deposit with the Trustee or with the paying agent (if different from the Trustee) money sufficient to pay the Failure Purchase Price of all Securities Outstanding on that date. The Trustee or the paying agent shall promptly return to Parent any money deposited with the Trustee or the paying agent by Parent in excess of the amounts necessary to pay the Failure Purchase Price of all Securities Outstanding.

          If Parent complies with the provisions of the preceding paragraph, on and after the Failure Purchase Date, all right, title and interest of a Holder to any CVR Payment, if any, shall cease to accrue on the Securities. If any Security called for Failure Purchase shall not be so paid upon surrender for Failure Purchase because of the failure of Parent to comply with the preceding paragraph, interest shall be paid on the unpaid Failure Purchase Price from the Failure Purchase Date, until such Failure Purchase Price is paid at the Default Interest Rate.

          (e)   Failure Purchase by Parent    Parent may, for a period of thirty (30) days after any Failure Purchase Eligibility Date, issue the Failure Purchase Notice in accordance with Section 10.2 of the Agreement. Upon issuance of the Failure Purchase Notice and in compliance with the other provisions of Article 10 of the Agreement, Parent shall, on the Failure Purchase Date specified in such Failure Purchase Notice, purchase and cancel all (but not less than all) of the outstanding Securities at a cash price equal to 115% of the volume weighted average price paid per Security for all Securities traded over the forty-five (45) trading days prior to the fifth (5th) trading day prior to the date of the Failure Purchase Notice (the "Failure Purchase Price"). If Parent has not issued the Failure Purchase Notice within such thirty (30) day period after the occurrence of a Failure Purchase Eligibility Date, it shall not be entitled to issue a Failure Purchase Notice and purchase and cancel the Securities until the next instance in which a Failure Purchase Eligibility Date occurs.

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Annex C

July 30, 2013
The Board of Directors
Optimer Pharmaceuticals, Inc.
Jersey City, NJ 07302
(201) 333-8819

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the "Company Common Stock"), of Optimer Pharmaceuticals, Inc. (the "Company") of the consideration to be paid to such holders in the proposed merger (the "Transaction") of the Company with a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc. (the "Acquiror"). Pursuant to the Agreement and Plan of Merger, dated as of July 30, 2013 (the "Agreement"), among the Company, the Acquiror and its subsidiary, PDRS Corporation, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other Excluded Shares (as defined in the Agreement), will be converted into the right to receive (i) an amount in cash equal to $10.75 (the "Cash Consideration") plus (ii) a contingent value right (a "CVR") entitling the holder thereof to a potential payment of up to $5.00 in cash, to be determined and issued pursuant to, and in the time frame set forth in, the Contingent Value Rights Agreement (as defined in the Agreement) (the "Contingent Consideration" and, together with the Cash Consideration, the "Consideration").

        In connection with preparing our opinion, we have (i) reviewed the Agreement, including the form Contingent Value Rights Agreement attached as an annex thereto; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably

C-1

prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are also expressing no opinion herein as to the price at which the CVRs will trade at any future time.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

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Annex D

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
July 30, 2013

The Board of Directors
Optimer Pharmaceuticals, Inc.
101 Hudson Street, Jersey City, NJ 07302
Jersey City, NJ 07302

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares") (other than Excluded Shares, as defined below), of Optimer Pharmaceuticals, Inc., a Delaware corporation (the "Company"), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated July 30, 2013, (the "Agreement") by and among the Company, Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), and PDRS Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"). The Agreement provides that Merger Sub will be merged with and into the Company (the "Merger" and, collectively with the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (collectively, "Excluded Shares")) will be converted into the right to receive (x) an amount in cash equal to $10.75 (the "Cash Consideration") plus (y) one contingent value right (a "CVR") entitling the holder thereof to a potential payment of up to $5.00 in cash, to be determined and issued pursuant to, and payable, if at all, in the time frame set forth in, the Contingent Value Rights Agreement (as defined in the Agreement) (the "Contingent Consideration" and, together with the Cash Consideration, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

The Board of Directors
Optimer Pharmaceuticals, Inc.
July 30, 2013

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any investment banking services to the Company or Parent for which we have received compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, the Company, Parent, Merger Sub, any of their respective affiliates or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) the Agreement, including the form Contingent Value Rights Agreement attached as an annex thereto; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2012, December 31, 2011 and December 31, 2010; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other

The Board of Directors
Optimer Pharmaceuticals, Inc.
July 30, 2013

change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. We are also expressing no opinion herein as to the price at which the CVRs will trade at any future time. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ CENTERVIEW PARTNERS LLC

Annex E

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20:    Indemnification of Directors and Officers

Exculpation and Indemnification

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation limits the personal liability of a director to the Registrant and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

        In addition, Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Registrant's certificate of incorporation provides for indemnification of directors or officers of the Registrant for any liability incurred in their official capacity to the fullest extent permissible under the DGCL.

Merger Agreement Provisions Relating to Optimer Directors and Officers

        Under the merger agreement, Cubist has agreed that Cubist and the surviving corporation shall indemnify and hold harmless (and the surviving corporation will, subject to certain requirements, advance expenses to) each person who was a director or officer of Optimer or any of its subsidiaries that held such positions prior to the closing of the merger, to the fullest extent that Optimer would have been permitted to do so under applicable law, its certificate of incorporation, by-laws, or indemnification agreements, in each case as in effect on the date of the merger agreement, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such director's or officer's service in such capacity and matters existing or occurring at or prior to the closing of the merger (including in connection with the merger and the other transactions contemplated by the merger agreement). Without limiting the previous sentence, Cubist also has agreed to indemnify and hold harmless (and

Cubist will, subject to certain requirements, advance expenses to) each person who was a director or officer of Optimer or any of its subsidiaries that held such positions prior to the closing of the merger, except with respect to certain anti-corruption matters, to the fullest extent that Cubist is permitted under applicable law, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such director's or officer's service in such capacity and matters existing or occurring at or prior to the closing of the merger (including in connection with the merger and the other transactions contemplated by the merger agreement). Each of the persons entitled to indemnification is referred to as an "indemnified party."

        The rights of each indemnified party under the merger agreement are in addition to any rights such indemnified party may have under the certificate of incorporation, bylaws or comparable governing documents of Optimer or any of its subsidiaries, or under any applicable contracts or laws.

        Prior to the closing of the merger, Optimer is required to (and if Optimer is unable to do so, Cubist will cause the surviving corporation to) obtain and fully pay for a six-year "tail" insurance policy from an insurance carrier with the same or better credit rating as Optimer's insurance carrier as of the date of the merger agreement with respect to directors' and officers' liability insurance and fiduciary liability insurance and with benefits and levels of coverage that are at least as favorable as Optimer's existing policies with respect to any matters that existed or occurred at or prior to the effective time. The annual premiums for such tail policy shall not exceed 300% of the annual premiums currently paid by Optimer for such insurance.

        If the surviving corporation or Optimer fails to purchase such tail policy as of the closing of the merger, then Cubist has agreed to cause the surviving corporation to continue to maintain the current directors' and officers' liability insurance policies in place as of the date of the merger agreement or to use reasonable best efforts to purchase comparable directors' and officers' liability insurance policies, in each case, for the six-year period following the effective time and with benefits and levels of coverage at least as favorable as provided in the existing Optimer policies. During this six-year period, Cubist and the surviving corporation are not required to expend more than 300% of the annual premiums currently paid by Optimer for existing coverage in maintaining or purchasing such policies. If the annual premium amount for such coverage exceeds such cap, the surviving corporation must obtain a policy with the greatest coverage available for a cost not exceeding the cap. Cubist has further agreed that, if Cubist, the surviving corporation or any of their successors or assigns consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity after the consolidation or merger, or transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, in each case, proper provisions will be made so that the successors and assigns of Cubist or the surviving corporation will assume the obligations of Cubist or the surviving corporation described in this section.

Item 21.    Exhibits and Financial Statements

Exhibit Number	Document Description
†2.1	Agreement and Plan of Merger, dated as of July 30, 2013, among Cubist, PDRS Corporation and Optimer (attached as Annex A to the proxy statement/prospectus included in this registration statement)
3.1	Restated Certificate of Incorporation of Cubist, as amended (Exhibit 3.1, Quarterly Report on Form 10-Q filed on August 6, 2013, File No. 000-21379)
3.2	Amended and Restated By-Laws of Cubist (Exhibit 3.2, Quarterly Report on Form 10-Q filed on August 6, 2013, File No. 000-21379)

Exhibit Number	Document Description
4.1	Form of Contingent Value Rights Agreement to be entered into between Cubist and a trustee to be identified (attached as Annex B to the proxy statement/prospectus included in this registration statement)
5.1	Opinion of Ropes & Gray LLP, regarding the validity of the securities being registered
10.1	Co-promotion Agreement, dated April 5, 2011, between Cubist and Optimer (Exhibit 10.2, Quarterly Report on Form 10-Q filed on July 29, 2011, File No. 000-21379)
10.2	Amendment No. 1 to Co-Promotion Agreement, dated July 30, 2013, by and among Cubist and Optimer Exhibit 10.2, Current Report on Form 8-K filed on August 1, 2013, File No. 000-21379)
10.3	Series A Convertible Preferred Stock Purchase Agreement, dated September 16, 2013, between Cubist and Optimer
23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1 to this registration statement)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney of Directors of Cubist (included on signature page to the initial registration statement filed on August 27, 2013, File No. 333-190851)
25.1	Form T-1 Statement of Eligibility of Trustee under the Contingent Value Rights Agreement
99.1	Form of Optimer Proxy Card
99.2	Consent of J.P. Morgan Securities LLC
99.3	Consent of Centerview Partners LLC

†
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

Item 22.    Undertakings

(a)
The undersigned Registrant hereby undertakes:

(1)
That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (3)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (4)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Massachusetts, on September 17, 2013.

CUBIST PHARMACEUTICALS, INC.
By:	/s/ MICHAEL W. BONNEY Michael W. Bonney Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael W. Bonney	Chief Executive Officer and Director (Principal Executive Officer)	September 17, 2013
* Michael Tomsicek	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 17, 2013
* Kenneth M. Bate	Director	September 17, 2013
* Mark H. Corrigan	Director	September 17, 2013
* Jane E. Henney	Director	September 17, 2013
* Nancy J. Hutson	Director	September 17, 2013
* Alison Lawton	Director	September 17, 2013
* Leon O. Moulder, Jr.	Director	September 17, 2013
* Martin Rosenberg	Director	September 17, 2013
* Matthew Singleton	Director	September 17, 2013

Signature	Title	Date

* Martin H. Soeters	Director	September 17, 2013
* Michael B. Wood	Director	September 17, 2013

*
The undersigned by signing his name hereto, signs and executes this registration statement pursuant to the Power of Attorney executed by the named officers and directors as filed with the Securities and Exchange Commission.

By:	/s/ JOSEPH FARMER Joseph Farmer Chief Corporate Counsel

INDEX TO EXHIBITS

†2.1	Agreement and Plan of Merger, dated as of July 30, 2013, among Cubist, PDRS Corporation and Optimer (attached as Annex A to the proxy statement/prospectus included in this registration statement)
3.1	Restated Certificate of Incorporation of Cubist, as amended (Exhibit 3.1, Quarterly Report on Form 10-Q filed on August 6, 2013, File No. 000-21379)
3.2	Amended and Restated By-Laws of Cubist (Exhibit 3.2, Quarterly Report on Form 10-Q filed on August 6, 2013, File No. 000-21379)
4.1
Form of Contingent Value Rights Agreement to be entered into between Cubist and a trustee to be identified (attached as Annex B to the proxy statement/prospectus included in this registration statement)
5.1	Opinion of Ropes & Gray LLP, regarding the validity of the securities being registered
10.1	Co-promotion Agreement, dated April 5, 2011, between Cubist and Optimer (Exhibit 10.2, Quarterly Report on Form 10-Q filed on July 29, 2011, File No. 000-21379)
10.2	Amendment No. 1 to Co-Promotion Agreement, dated July 30, 2013, by and among Cubist and Optimer Exhibit 10.2, Current Report on Form 8-K filed on August 1, 2013, File No. 000-21379)
10.3	Series A Convertible Preferred Stock Purchase Agreement, dated September 16, 2013, between Cubist and Optimer
23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1 to this registration statement)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Ernst & Young LLP
24.1	Power of Attorney of Directors of Cubist (included on signature page to the initial registration statement filed on August 27, 2013, File No. 333-190851)
25.1	Form T-1 Statement of Eligibility of Trustee under the Contingent Value Rights Agreement
99.1	Form of Proxy Card
99.2	Consent of J.P. Morgan Securities LLC
99.3	Consent of Centerview Partners LLC

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Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.